Exhibit 99.1

Management Proxy Circular and

Notice of Annual and Special Meeting of Shareholders

June 14, 2023

YOUR VOTE AND PARTICIPATION AS A SHAREHOLDER IS IMPORTANT. Please read this document and vote.

Notice of Annual and Special Meeting of Shareholders of Thomson Reuters Corporation

We are pleased to invite you to attend our 2023 annual and special meeting of shareholders.

When	Where
Wednesday, June 14, 2023 12:00 p.m. (Eastern Daylight Time)

Virtual-only meeting – a live audio webcast will be available at: www.tr.com/agm2023

Shareholders attending the meeting should enter their control number or username and the password for the meeting: tri2023 (case sensitive). Guests do not need a control number, username or password to attend the meeting. You can find information about control numbers and usernames in this notice and in the accompanying management proxy circular.

A replay of the webcast will be posted on our website after the meeting.

To our Shareholders,

We are pleased to invite you to attend the 2023 Thomson Reuters annual and special meeting of shareholders on Wednesday, June 14, 2023 at 12:00 p.m. (Eastern Daylight Time).

We are holding the meeting as a virtual only meeting, which will be conducted through a live webcast. Shareholders will have an opportunity to attend, submit or ask questions and vote at the meeting in real time through a web-based platform, regardless of geographic location. Shareholders will not be able to attend the meeting in person.

Business of the Meeting

At the meeting, shareholders will be asked to:

1. Receive our consolidated financial statements for the year ended December 31, 2022 and the auditor’s report on those statements;

2. Elect directors;

3. Appoint PricewaterhouseCoopers LLP as the auditor and authorize the directors to fix the auditor’s remuneration;

4. Consider an advisory resolution on executive compensation;

5. Consider, pursuant to an interim order of the Ontario Superior Court of Justice (Commercial List) dated April 21, 2023, and, if deemed advisable, to approve, with or without amendment, a special resolution approving a plan of arrangement pursuant to Section 182 of the Business Corporations Act (Ontario) (OBCA) under which Thomson Reuters Corporation will (i) make a cash distribution of US$4.67 per common share, or approximately US$2.2 billion in the aggregate and (ii) consolidate its outstanding common shares (or “reverse stock split”) on a basis that is proportional to the cash distribution, as described in the accompanying circular; and

6. Transact any other business properly brought before the meeting and any adjourned or postponed meeting.

You can read about each of these items in more detail in the accompanying management proxy circular. A copy of the text of the special resolution and a copy of the plan of arrangement related to item 5 are attached as Appendices B and C, respectively, to the circular. At the meeting, you will also have an opportunity to hear about our 2022 performance and our plans for Thomson Reuters going forward.

Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders

Participating in the Meeting

The process for participating in the virtual meeting depends on whether you’re a registered or non-registered shareholder. You can find more information about these terms in the “Voting Information and How to Attend” section of the accompanying management proxy circular.

•

Registered shareholders and duly appointed proxyholders (including non-registered shareholders who have duly appointed themselves as proxyholder) will be able to attend the virtual meeting, submit or ask questions and vote in real time, provided they are connected to the Internet and follow the instructions in the accompanying management proxy circular.

•

If you are a non-registered shareholder (or “beneficial owner”) who wishes to attend the virtual meeting, submit or ask questions and vote in real time, you have to appoint yourself as proxyholder first and then also register with our transfer agent, Computershare Trust Company of Canada. If you’re a non-registered shareholder and don’t appoint yourself as proxyholder, you can still attend the virtual meeting as a guest, but you won’t be able to submit or ask questions or vote at the meeting. If you are a non-registered shareholder located in the United States and wish to appoint yourself as a proxyholder in order to attend, participate or vote at the meeting, you MUST also obtain a valid legal proxy from your intermediary and submit it to Computershare Trust Company of Canada.

Please carefully follow the instructions in the “Voting Information and How to Attend” section of the accompanying management proxy circular and on your form of proxy or voting instruction form (VIF).

How to Attend the Meeting

STEP ONE: Log in online at: www.tr.com/agm2023

We recommend that you log into the meeting at least 15 minutes before the meeting starts.

STEP TWO: Follow these instructions:

•

Duly appointed proxyholders (including non-registered shareholders who have duly appointed themselves as proxyholder): Click “Shareholder”. Enter your username and the password: tri2023 (case sensitive). Proxyholders who have been duly appointed and registered with Computershare Trust Company of Canada as described in the accompanying management proxy circular will receive a username by e-mail from Computershare Trust Company of Canada after the proxy voting deadline has passed.

•

Registered shareholders: Click “Shareholder”. Enter your control number as your username and the password: tri2023 (case sensitive). The control number is located on the proxy form or in the e-mail notification you received from Computershare Trust Company of Canada. If you use your control number as a username to log into the meeting and you accept the terms and conditions, any vote that you cast at the meeting will revoke any proxy that you previously submitted. If you do not wish to revoke a previously submitted proxy, you should not vote during the meeting.

•	Guests: Click “Guest” and then complete the online form.

If you attend the virtual meeting, it is your responsibility to have Internet connectivity for the duration of the meeting.

Please carefully follow the instructions in the “Voting Information and How to Attend” section of the accompanying management proxy circular.

Additional information about participation in the meeting is set forth in our Virtual AGM User Guide which accompanies the circular and is available on our website.

Record Date

You are entitled to vote at the meeting, and any adjourned or postponed meeting, if you were a holder of our common shares as of 5:00 p.m. (Eastern Daylight Time) on April 21, 2023.

Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders

Notice-And-Access

We are using the “notice-and-access” system for the delivery of our proxy materials through our website, www.tr.com, similar to last year’s meeting. Shareholders who receive a notice have the ability to access the proxy materials on our website and to request a paper copy of the proxy materials. Instructions on how to access the proxy materials through our website or to request a paper copy may be found in the notice. Electronic delivery reduces the cost and environmental impact of producing and distributing paper copies of documents in very large quantities. It also provides shareholders with faster access to information about Thomson Reuters.

Shareholders who have already signed up for electronic delivery of proxy materials will continue to receive them by e-mail.

Voting

Your vote is important. If you’re unable to attend the meeting, please vote by proxy. The proxy form contains instructions on how to complete and send your voting instructions. If you hold your shares through a broker or other intermediary, you should follow the procedures provided by your broker or intermediary.

If you’re a registered shareholder, our transfer agent, Computershare Trust Company of Canada, must receive your proxy or voting instructions no later than 5:00 p.m. (Eastern Daylight Time) on Monday, June 12, 2023 or if the meeting is adjourned or postponed, no later than 48 hours (excluding Saturdays, Sundays and holidays) before any adjourned or postponed meeting. If you’re a registered shareholder and have any questions or need assistance voting your shares, please call Computershare Trust Company of Canada, toll-free in Canada and the United States, at 1.800.564.6253.

Non-registered/beneficial shareholders will be subject to earlier voting deadlines as specified in their proxy or voting instructions.

Thank you for your continued support of, and interest in, Thomson Reuters.

Very truly yours,

David Thomson Chairman of the Board	Steve Hasker President & Chief Executive Officer

April 26, 2023

Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders

Letter to Shareholders

We will be holding this year’s annual and special meeting of shareholders in a virtual-only format. The meeting will be conducted through a live audio webcast, and you’ll have an opportunity to attend, submit or ask questions and vote at the meeting in real time through a web-based platform. This circular provides information and instructions regarding how to participate in the virtual annual and special meeting.

To our Shareholders,

2022 brought gradual easing of the global pandemic, elevated inflation across most countries, and a protracted war in Ukraine. Businesses continued to adapt to new ways of working, and AI showed early signs of accelerated development. While these global news stories were unfolding, the regulatory and compliance environment grew ever more complex, placing additional pressures upon lawyers, tax and accounting, and risk professionals. The Trust Principles and our purpose, ‘To Inform the Way Forward,’ guide us as a company. We continue to provide the industry with expertise, technology and content that empowers professionals and institutions to solve complex problems and execute difficult decisions with confidence.

As always, we are grateful for the important role that you, our shareholders, continue to play.

2022 Achievements

2022 was a year of great progress and change at Thomson Reuters. We have continued to invest in the success of our customers, our colleagues, and our shareholders.

In 2022, we successfully completed our two-year Change Program, achieving our overarching goals of transitioning Thomson Reuters from a holding company to an operating company, and from a content company to a content-driven technology company. We invested nearly $600 million in customer experience and innovation, whilst at the same time creating $540 million of run-rate operating cost savings across our company.

The Change Program provides a strong foundation for our future growth. A simpler product portfolio allows us to prioritize investment on the finest opportunities for our customers and our company. Improved customer-facing capabilities, modernized technology, streamlined infrastructure and world-class talent ensure continued success for our longstanding partnerships forged upon trust. While this work is ongoing, we are proud of what has been achieved. Our simplified operations enable a more focused and performance-driven company, with improved organic revenue growth, profitability, and an unwavering focus on our customers’ success.

Throughout the year we continued to drive innovation in our markets for our customers. A highlight was the September launch of Westlaw Precision, the latest version of our flagship legal franchise, which extends our legacy of customer-driven innovation. Precision leverages unique content, leading software, and world-class AI to provide a meaningful improvement in the efficiency and accuracy of legal research, allowing our customers to conduct research more than twice as fast while reducing the risk of missing relevant cases. Our customers require simple and embedded solutions that save them both time and costs. 2022 also witnessed a host of new offerings and enhancements across the portfolio, as well as new third-party product integrations.

Inorganic opportunities were pursued to better serve our markets. In January 2023, we closed on the acquisition of SurePrep, a California-based company whose products leverage leading software and AI models to automate the collection and processing of tax documents, providing efficiency and accuracy benefits for our customers. In combination with our leading tax research and compliance software, SurePrep allows us to offer truly end-to-end automated workflow solutions. This acquisition followed three smaller acquisitions throughout 2022 and reflects our multi-channel approach to deliver innovative, market-leading solutions.

The above efforts drove strong financial performance for the year, meeting or exceeding our key 2022 guidance metrics. For the full year, our organic revenues grew 6%, and our core markets remain stable as the fourth quarter marked the seventh consecutive quarter that our “Big 3” segments – Legal Professionals, Corporates, and Tax & Accounting Professionals – have grown at least 6% organically. Our adjusted EBITDA for the year increased 18% to $2.3 billion, resulting in a margin of 35.1%, and adjusted EPS for the year was up 31% to $2.56. In February of this year, we announced a 10% increase in our annualized dividend, representing the 30th consecutive year of dividend increases.

Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders

Our Opportunity

As we look to 2023 and beyond, we remain committed to delivering real value for our customers and our shareholders and remain in an enviable position to do so.

Technology will support us in our mission to digitally transform the foundations of legal, tax, risk and compliance, and a free press. We will continue to innovate across our markets, driven by world-class applications of AI and market-leading partnerships. We are committed to shaping the future of the professionals we serve through a smarter, connected product portfolio supported by world-class talent.

Successful completion of the Change Program allows us to stay better focused on pursing investment in our best opportunities, and where our customers and shareholders can envisage tangible benefits. We expect our digital-first and reimagined customer experience to drive closer partnerships, greater retention, and smarter ways of working with our customers.

In addition to driving organic growth through technology and innovation, we are also focused on creating shareholder value through the deployment of an estimated $11 billion of capital capacity between now and 2025 from the proceeds of our London Stock Exchange Group plc (LSEG) shares and our growing free cash flow. We will pursue a balanced approach to deploying this capital that includes annual dividend growth, strategic M&A, and shareholder returns. On April 4, 2023, we launched a $2.2 billion return of capital and share consolidation, discussed in more detail below. We will also maintain a disciplined approach to M&A, focusing on high-quality assets that meet our customers’ evolving needs while reinforcing our leading market positions.

Across the professions and institutions we serve, we are delivering expertise, technology and content that expand our opportunity to automate our customers workflows, and better connect their worlds.

Return of Capital Transaction

The proposed return of capital transaction requires shareholder approval. The purpose of this meeting is to, among other things, consider and vote upon a special resolution approving a statutory arrangement to implement the return of capital transaction. The transaction consists of:

•	a cash distribution of US$4.67 per common share, or approximately US$2.2 billion in the aggregate; and

•	a consolidation of our outstanding common shares (or “reverse stock split”) on a basis that is proportional to the cash distribution.

The proposed return of capital transaction is intended to distribute cash on a basis that is generally expected to be tax-free for Canadian tax purposes. Certain shareholders who are taxable in a jurisdiction outside of Canada (including taxable U.S. resident shareholders and others) (referred to as “Eligible Opt-Out Shareholders”) will be able to opt out of the transaction. This right to opt out is being provided to those shareholders because in jurisdictions other than Canada the tax consequences of not participating in the transaction may be preferable to those associated with participating in the transaction. If you are an Eligible Opt-Out Shareholder and choose to opt out, you will not receive the cash distribution and will continue to hold the same number of shares that you currently hold.

The details of the transaction are described in the accompanying management proxy circular and other related materials.

To become effective, the special resolution approving the arrangement must be approved by at least two-thirds of the votes cast at the meeting. Our principal shareholder, The Woodbridge Company Limited, which owns approximately 69% of our outstanding common shares, has indicated that it will vote in favour of the resolution. Accordingly, we expect the resolution will be approved. The arrangement also requires the approval of the Ontario Superior Court of Justice (Commercial List).

The board of directors, upon careful consideration of a number of factors, has determined that the proposed arrangement is in the best interests of our company and unanimously recommends that you vote to approve the arrangement.

You are invited to attend the annual and special meeting. However, if you are unable to attend, please vote by proxy. If you have any questions about how to vote your shares or, if you are an Eligible Opt-Out Shareholder, how to opt out of the proposed return of capital transaction, please call Computershare Investor Services Inc., toll-free in Canada and the United States, at 1.800.564.6253 (if you are a registered shareholder), your intermediary (if you are a non-registered shareholder), or D.F. King & Co., Inc., the Information Agent, toll-free in Canada or the United States at 1.866.864.4943.

If shareholders approve the arrangement, it is expected to become effective on or about June 23, 2023.

Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders

Our Role in the World

Our purpose is brought to life each day through the work of our global colleagues. The ability to attract and retain world class talent remains core to our success as we believe progress is derived by the ideas and experiences of our people. We strive to foster an ever-inclusive workplace in which colleagues have every opportunity to reach their full potential.

The pandemic has affected all of our lives in a profound way, and the offer of support and greater flexibility for our employees has never been more crucial. Thomson Reuters Flex My Way was launched last year and offers flexible working arrangements in locations other than the employee’s home or office for up to eight weeks per year, expanded caregiver paid time off, and enhanced bereavement leave.

Thomson Reuters has received more than 20 awards in 2022 that globally recognize our company as a top employer, a best place to work for LGBTQ+ communities, a female-friendly company, and a best workplace for persons with disabilities, among others.

We are immensely proud of the work our colleagues produce each day, especially our Reuters journalists, who work tirelessly to shine light in the darkest corners of the earth. In 2022, we celebrated their achievements of four Pulitzer Prizes, including to the late Danish Siddiqui, for outstanding journalism that helps foster free, fair, and informed societies.

Our robust ESG efforts across the globe further uplifted our purpose. We are a company focused on making the foundations of societies stronger, and we strive to do so by creating opportunities for innovation, community investment, volunteer impact, and sustainable corporate citizenship. Our longstanding commitment to supporting communities in which we live and work was displayed through volunteering and acts of service. Our colleagues once again enhanced their efforts in 2022, volunteering more than 68,000 hours to various causes. Please visit our Social Impact Institute for more information about our company’s and colleagues’ commitment to social impact in our communities.

Thomson Reuters remains in a great position to continue investing in our customer’s success with a strong and sustained financial performance, healthy balance sheet, partnerships shaped upon trust, and playing a critical role in society.

Our customers and colleagues are most grateful for your ongoing commitment to Thomson Reuters. Your support allows us to work towards a more trusting, transparent, informed, and prosperous future amidst a world of sea change.

David Thomson Chairman of the Board	Steve Hasker President & Chief Executive Officer

Certain statements in the letter are forward-looking. These forward-looking statements are based on certain assumptions and reflect our current expectations. As a result, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Some of the factors that could cause actual results to differ materially from current expectations are discussed in the “Risk Factors” section of our 2022 annual report as well as in other materials that we from time to time file with, or furnish to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission (SEC). There is no assurance that any forward-looking statements will materialize. You are cautioned not to place undue reliance on forward-looking statements, which reflect expectations only as of this date. Except as may be required by applicable law, we disclaim any intention or obligation to update or revise any forward-looking statements.

Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders

Shareholder resources on our website

Annual and Special Meeting of Shareholders

•	Management proxy circular – www.tr.com/2023AGMcircular/

•	Annual report – www.tr.com/2022annualreport/

•	Virtual AGM User Guide – www.tr.com/2023AGMUserGuide/

Corporate Governance Documents

•	Corporate Governance Guidelines, Board committee charters, and position descriptions – ir.tr.com/corporate-governance/governance-highlights

Environmental, Social and Governance (ESG)

•	Social Impact & ESG Report – www.tr.com/social-impact-report

•	Code of Business Conduct and Ethics – ir.tr.com/corporate-governance/code-conduct

•	Supply Chain Ethical Code – www.tr.com/en/resources/global-sourcing-procurement.html

•	Human Rights Policy – www.tr.com/en/policies/human-rights-policy.html

•	Modern Slavery Act Transparency Statement – www.tr.com/en/modern-slavery-act.html

Products and Services – www.tr.com

Investor Relations – ir.tr.com

Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders    Page 1

Frequently Referenced Information

Auditor Fees	61
Director Biographies	29-36
Director Compensation	37-40
Director Independence	26-27
ESG	63
Executive Compensation	96-108
Financial Performance	69
Human Capital Management	58-59
Peer Groups	77-78
Say on Pay	67

Page 2    Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders

Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders    Page 3

Glossary of Terms

In this circular, unless the subject matter or context of this circular is inconsistent with these defined terms the following terms have the following meanings:

“Aggregate Cash Distribution Amount” means the Cash Distribution Per Share multiplied by the number of participating shares issued and outstanding immediately prior to the Effective Time.

“Arrangement” means the arrangement pursuant to the provisions of Section 182 of the OBCA on the terms and subject to the conditions set out in the Plan of Arrangement as supplemented, modified or amended.

“Blackstone’s consortium” means The Blackstone Group and its subsidiaries, and private equity funds affiliated with Blackstone.

“Business Day” means any day, other than a Saturday, a Sunday, a statutory holiday in Toronto, Ontario, Canada, or a United States federal holiday.

“Canadian Resident Shareholder” has the meaning set forth in the section entitled “Income Tax Considerations – Certain Canadian Federal Income Tax Considerations – Shareholders Resident in Canada”.

“Cash Distribution Per Share” means US$4.67.

“common shares” means the common shares in the capital of Thomson Reuters Corporation, except as the context otherwise requires.

“Court” means the Ontario Superior Court of Justice (Commercial List).

“Depositary” means Computershare Investor Services Inc. at its offices set out in the Letter of Transmittal.

“Effective Date” means the date the Arrangement is effective under the OBCA.

“Effective Time” means 3:01 a.m. (Eastern Daylight Time) on the Effective Date, or such other time on the Effective Date as we may determine.

“Eligible Opt-Out Shareholder” has the meaning set forth in the section entitled “Information Regarding the Return of Capital Transaction – Terms of the Arrangement – Opt-Out Right”.

“Final Order” means a final order from the Court approving the Arrangement under subsection 182(5) of the OBCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction.

“Information Agent” means D.F. King.

“Interim Order” means the interim order of the Court dated April 21, 2023 under subsection 182(5) of the OBCA containing declarations and directions with respect to the Arrangement, as such order may be affirmed, amended or modified by any court of competent jurisdiction, a copy of which is attached as Appendix D.

“LSEG Transaction” has the meaning set forth in the subsection entitled “Background to and Reasons for the Return of Capital Transaction”.

“Letter of Transmittal” means the letter of transmittal for use by registered shareholders, in the form accompanying this circular (printed on yellow paper).

“New Common Shares” means the new common shares to be created pursuant to the Plan of Arrangement with rights, privileges, restrictions and conditions as set out in Schedule “A” to the Plan of Arrangement.

“Non-Canadian Resident Shareholder” has the meaning set forth in the section entitled “Income Tax Considerations – Certain Canadian Federal Income Tax Considerations – Non-Canadian Resident Shareholders”.

“opt-out deadline” means 5:00 p.m. (Eastern Daylight Time) on the Business Day prior to the date of the annual and special meeting.

“Opt-Out Election and Certification Form” means the Opt-Out Election and Certification Form for use by registered Eligible Opt-Out Shareholders in the form accompanying this circular (printed on blue paper).

Page 4    Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders

“opt-out right” means the right of an Eligible Opt-Out Shareholder to opt out of the Return of Capital Transaction in accordance with the provisions of the Plan of Arrangement and the Opt-Out Election and Certification Form.

“opting-out shareholder” means a shareholder that has duly exercised its opt-out right.

“participating shareholder” means a shareholder other than an opting-out shareholder.

“participating shares” means the shares held by participating shareholders.

“Plan of Arrangement” means the plan of arrangement attached to this circular as Appendix C, as amended or supplemented from time to time in accordance with the terms thereof.

“PUC” means “paid-up capital” as defined in subsection 89(1) of the Tax Act.

“Return of Capital Transaction” means the transaction to be effected under the Arrangement.

“Share Consolidation Ratio” has the meaning set forth in the section entitled “Information Regarding the Return of Capital Transaction – Terms of the Arrangement – Share Consolidation Ratio”.

“special resolution” means the special resolution, attached as Appendix B to this circular, with or without amendment, being considered by shareholders at the annual and special meeting.

“Tax Act” means the Income Tax Act (Canada), RSC 1985, c.1 (5th Supp), as amended.

“Thomson Reuters”, “we”, “us”, “our” or “our company” means Thomson Reuters Corporation and our consolidated subsidiaries, except for such references under “Information Regarding the Return of Capital Transaction” (other than the sections entitled “Background to and Reasons for the Return of Capital Transaction’’ and ”Certain U.S. Federal Income Tax Considerations”), where such terms mean Thomson Reuters Corporation.

“U.S. Treaty” means the Convention between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended.

“Woodbridge” means, collectively, The Woodbridge Company Limited and other companies affiliated with it.

“YPL” means York Parent Limited, the entity that owns LSEG shares, which is jointly owned by our company and the Blackstone consortium. A group of current LSEG and former members of Refinitiv senior management also owns part of YPL. References to YPL also include its subsidiaries.

Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders    Page 5

Fast Facts About Thomson Reuters

Thomson Reuters is a leading provider of business information services. Our products include highly specialized information-enabled software and tools for legal, tax, accounting and compliance professionals combined with the world’s most global news service – Reuters.

The table below describes some of our key operating characteristics:

Attractive Industry	Balanced and Diversified Leadership	Attractive Business Model	Strong Competitive Positioning	Disciplined Financial Policies

•   Currently our “Big 3” segments operate in an estimated $28 billion market segment expected to grow between 6% and 8% over the next 5 years

•   Legal, Tax & Government market segments prime for content-driven innovation

•   A leader in key Legal Professionals, Corporates and Tax & Accounting Professionals market segments

•   Resilient businesses, historically stable, which was affirmed by our performance during the COVID-19 pandemic

•   Approximately 500,000 customers; largest customer is approximately 5% of revenues*

• 80% of revenues are recurring • Strong and consistent cash generation capabilities

•   Proprietary content plus data and human expertise combined with artificial intelligence and machine learning are key differentiators

•   Products deeply embedded in customers’ daily workflows

•   91% retention rate

•   Focused and incentivized on organic revenue growth and free cash flow growth

•   Balance investing in business and returning capital to shareholders

•   Committed to maintaining investment grade rating with stable capital structure

•   Significant potential capital capacity affords optionality

* The news agreement with the Data & Analytics business of LSEG.

2022 full-year results:	Stock prices:

•   Revenues – US$6.6 billion

•   Operating profit – US$1.8 billion

•   Adjusted EBITDA margin* – 35.1%

•   Diluted earnings per share (EPS) – US$2.75

•   Adjusted EPS* – US$2.56

•   Net cash provided by operating activities – US$1.9 billion

•   Free cash flow* – US$1.3 billion

Stock exchange listings (Symbol: TRI):

•   Toronto Stock Exchange (TSX)

•   New York Stock Exchange (NYSE)

Closing price (April 21, 2023): C$179.73/US$132.75

High (2022): C$158.69/ US$117.84

Low (2022): C$120.35/ US$92.58

Market capitalization (April 21, 2023):

US$62.5 billion

Dividend per common share (as of April 21, 2023):

$0.49 quarterly ($1.96 annualized)

30 consecutive years of common share dividend increases.

All revenue information reflected in the first table above is based on our 2022 full-year results. Our “Big 3” segments refer to our Legal Professionals, Corporates and Tax & Accounting Professionals segments combined.

For more information about our company, visit www.tr.com

* Non-International Financial Reporting Standards (non-IFRS) financial measures. Please see the note in the “Additional Information” section of this circular.

Page 6    Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders

About this Circular and Related Proxy Materials

We are providing this circular and proxy materials to you in connection with our annual and special meeting of shareholders to be held on Wednesday, June 14, 2023. As a shareholder, you are invited to attend the virtual meeting. If you are unable to attend, you may still vote by completing the enclosed proxy form.

This circular describes the items to be voted on at the meeting and the voting process and contains additional information about executive compensation, corporate governance practices and other matters that will be discussed at the meeting.

Unless otherwise indicated:

•	information is as of April 21, 2023;

•	all dollar amounts in this circular are expressed in U.S. dollars;

•	applicable amounts translated to U.S. dollars from Canadian dollars utilized the average Canadian/U.S. dollar month-end exchange rate for 2022, which was C$1 = US$0.76701; and

•	applicable amounts translated to U.S. dollars from Swiss francs utilized the average Swiss franc/U.S. dollar month-end exchange rate for 2022, which was CHF 1 = US$1.04909.

In this circular, the terms “we”, “us” and “our” refer to Thomson Reuters Corporation and our consolidated subsidiaries. The term “Woodbridge” refers to The Woodbridge Company Limited and other companies affiliated with it.

Please see the “Voting Information and How to Attend” section of this document for an explanation of how you can vote on the matters to be considered at the meeting, whether or not you decide to attend the meeting.

We are a Canadian company that is considered to be a “foreign private issuer” for U.S. federal securities law purposes. As a result, we have prepared this circular in accordance with applicable Canadian disclosure requirements.

Information contained on our website or any other websites identified in this circular is not part of this circular. All website addresses listed in this circular are intended to be inactive, textual references only. The Thomson Reuters logo and our other trademarks, trade names and service names mentioned in this circular are the property of Thomson Reuters.

Front cover photo credit: REUTERS/Yves Herman.

Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders    Page 7

Business of the Meeting

Highlights

This year’s meeting will cover the following items of business. Additional information is provided in this circular.

Item of Business							Board Vote Recommendation

1. Financial statements

Receipt of our 2022 audited financial statements.

• Our 2022 annual consolidated financial statements are included in our 2022 annual report, which is available in the “Investor Relations” section of our website, www.tr.com.

• Shareholders who requested a copy of the 2022 annual report will receive it by mail or e-mail.

• Representatives from Thomson Reuters and our independent auditor, PricewaterhouseCoopers LLP, will be available to discuss any questions about our financial statements at the meeting.

							N/A

2. Election of Directors (page 24 of the circular)

At the meeting, 14 individuals are proposed to be elected to our Board of Directors. All of these individuals are currently directors of our company.

• The Corporate Governance Committee believes that the director nominees have the qualifications, skills and experience necessary for the Board to fulfill its mandate.

• A majority of our directors are independent and four of our directors (David Thomson, David Binet, Ed Clark and Peter Thomson) are affiliated with our principal shareholder, Woodbridge. Only one director (our CEO, Steve Hasker) is a member of management.

• The roles and responsibilities of the Chairman (David Thomson) and the CEO (Steve Hasker) are separate.

• 36% of the director nominees are women and two have self-identified as racially or ethnically diverse.

• A majority of the director nominees have been on the Board for less than five years.

• Shareholders vote annually for individual directors. At last year’s annual meeting, our director nominees who are standing for re-election received an average of 98% “for” votes.

The director nominees for this year’s meeting are:

							✓ FOR each director nominee

Name	Age	Director Since	Principal occupation	Committees	Attendance in 2022	Other public boards

David Thomson	65	1988	Chairman of Woodbridge	–	100%	–

Steve Hasker	53	2020	President and CEO of Thomson Reuters	–	100%	1

Kirk E. Arnold ✓	63	2020	Executive-in-Residence, General Catalyst Ventures	CG, HR, R	96%	2

David W. Binet	65	2013	President and CEO of Woodbridge	CG, HR, R	100%	–

W. Edmund Clark, C.M.	75	2015	Former Group President and CEO of TD Bank Group	CG, HR	100%	1

LaVerne Council ✓	61	2022	CEO of Emerald One	A, R	94%	2

Michael E. Daniels ✓	68	2014	Former SVP and Group Executive at IBM	A, CG, HR, R	84%	2

Kirk Koenigsbauer ✓	55	2020	COO and Corporate VP, Microsoft	HR, R	100%	–

Deanna Oppenheimer ✓	65	2020	Founder, Cameoworks	A, CG	100%	1

Simon Paris ✓	53	2020	CEO, Finastra	A, CG, R	100%	1

Kim M. Rivera ✓	54	2019	Chief Legal and Business Affairs Officer, OneTrust	A, R	100%	1

Barry Salzberg ✓	69	2015	Former Global CEO of Deloitte	A, CG, R	100%	–

Peter J. Thomson	57	1995	Chairman of Woodbridge	HR	100%	–

Beth Wilson ✓	54	2022	Vice-Chair of the Chartered Professional Accountants of Canada	A, HR	89%	1
✓ = independent Committee legend: A = Audit; CG = Corporate Governance; HR = Human Resources; and R = Risk

Page 8    Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders

Item of Business					Board Vote Recommendation

3. Appointment of PricewaterhouseCoopers LLP as Auditor (page 61 of the circular)

We are proposing to re-appoint PricewaterhouseCoopers LLP as our independent auditor for another year until the 2024 annual meeting of shareholders. Our Audit Committee is directly responsible for overseeing the independent auditor during the year.

					✓ FOR

4. Advisory resolution on executive compensation (page 67 of the circular)

We will have a non-binding advisory resolution on executive compensation, which is sometimes called “say on pay”. This will provide you with an opportunity to provide a view on our company’s approach to executive compensation, as described in this circular.

					✓ FOR

“Pay for performance” is the foundation of our compensation philosophy for our named executive officers. Their compensation is primarily variable and performance-based, utilizing multiple and complementary financial measures that are aligned with our strategy to drive shareholder value.

In 2022, “pay for performance” continued to be a key part of our compensation philosophy for our named executive officers.

✓    2022 compensation decisions were aligned with our strategic objectives – During 2022, the HR Committee of the Board of Directors was actively engaged in reviewing and discussing the design and approach to our compensation, talent and culture. Our 2022 compensation program was designed to continue to focus the organization on strong performance and organic growth as well as enable Thomson Reuters to attract, engage and retain the talent needed to complete the company’s Change Program, which we completed in December 2022 (discussed later in this circular). We believe that our 2022 compensation program appropriately balanced risk and reward.

In 2022, a significant portion of executive pay was at risk and linked to both operational performance and stock price. Our incentive plan goals reflected our published business outlook, operating plan and long-term strategy. Annual incentive awards focused on growth objectives for the year. The table below reflects summary 2022 compensation information for our named executive officers:

Named executive officer	Base salary	Target annual incentive award (cash) –percentage of base salary	Long-term incentive award (equity-based) – percentage of base salary	“At risk” percentage
Steve Hasker President and Chief Executive Officer	C$1,495,000 (US$1,146,685)	200%	550%	88%
Mike Eastwood Chief Financial Officer	C$925,000 (US$709,487)	125%	225%	78%
Brian Peccarelli Former Chief Operating Officer, Customer Markets; Former President, Corporates	US$750,000	175%	200%	79%
Kirsty Roth Chief Operations and Technology Officer	CHF 685,000 (US$718,624)	125%	250%	79%
David Wong Chief Product Officer	C$792,000 (US$607,475)	125%	225%	78%

✓    Our compensation program is strongly aligned with shareholder value – Our executive officer compensation is aligned with total shareholder value and is tied to key financial and strategic drivers of sustained value creation. We also require our executive officers to maintain meaningful levels of share ownership that are multiples of their respective base salaries, creating a strong link to our shareholders and the long-term success of our company.

Named executive officer	Share Ownership Guideline (base salary multiple)
Steve Hasker	6x

Mike Eastwood	4x

Kirsty Roth and David Wong	3x*

* Brian Peccarelli was subject to a 3x share ownership guideline prior to leaving Thomson Reuters on April 3, 2023.

✓    We benchmark executive compensation and performance against global peer companies that we compete with for customers and talent – The HR Committee utilizes a global peer group for executive compensation purposes. For compensation benchmarking of executive officers based in Toronto, the HR Committee also utilizes a separate Canadian peer group as a secondary reference point.

✓    Our compensation program is aligned with good governance practices and has received strong shareholder support in recent years – Our plans and programs reflect strong governance principles. The HR Committee has an independent advisor (FW Cook) for executive compensation matters. We also engage with our shareholders on compensation matters during the year and we provide a “say on pay” resolution each year at our annual meeting of shareholders. Over the last five years, an average of approximately 97% of votes have been cast “for” our “say on pay” advisory resolutions.

Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders    Page 9

Item of Business	Board Vote Recommendation

✓    We do not believe that we have any problematic pay practices and risk is taken into account in our compensation programs – The HR Committee’s independent advisor reviews our compensation program to evaluate the degree to which it encourages risk taking in the context of our overall enterprise risk profile as well as recognized market best practices. Based on the independent advisor’s review, the HR Committee has concluded that our programs appear unlikely to create incentives for excessive risk taking and include meaningful safeguards to mitigate compensation program risk.

What we do

✓  The HR Committee is comprised of a majority of independent directors and it uses an independent executive compensation consultant to assess our executive compensation programs;

✓  Most of an executive’s compensation is comprised of longer-term performance opportunities with less emphasis on shorter-term performance opportunities;

✓  The base salary component of each executive’s compensation is fixed;

✓  Our HR Committee annually reviews and determines award design and there are principles and processes with management for approving design changes and performance goals;

✓  The HR Committee reviews performance criteria for financial metrics used in our incentive awards, including threshold, target and maximum amounts, to ensure that they are challenging, but achievable. Performance criteria are in alignment with the company’s strategic objectives;

✓  Our incentive awards utilize a number of different financial performance measures and do not rely on a single metric. Each metric has a threshold, target and maximum performance target with pre-defined payout amounts;

✓  Our annual incentive awards and performance restricted share units (PRSUs) issued as part of long-term incentive awards have caps for the maximum potential payouts;

✓  Our HR Committee has authority to make fairness-related and other adjustments to performance award opportunities that it may deem appropriate;

✓  We have robust share ownership guidelines for our executive officers which further ties their interests to those of our shareholders over the long-term; and

✓  We have a recoupment (or “clawback”) policy that permits us to seek reimbursement from the CEO and all of the other executive officers in certain circumstances.

What we don’t do

X   Executive officers are prohibited from hedging or pledging company shares;

X   We don’t offer single trigger change of control rights or excise tax gross-up payments;

X   We don’t guarantee minimum payout levels in our incentive plans or minimum vesting for equity awards;

X   We don’t guarantee increases to base salaries or target incentive award opportunities;

X   We don’t reprice stock options, grant reload stock options or “spring load” equity awards to enable recipients to benefit from the release of confidential information;

X   We don’t include unvested RSUs or vested/unvested stock options in the calculation of share ownership guidelines; and

X   We don’t offer excessive perquisites.

Please see the “Compensation Discussion and Analysis” section of the circular for additional information.

5. Plan of Arrangement (pages 109 and B-1 of the circular)

To consider, pursuant to an interim order of the Court dated April 21, 2023, and, if deemed advisable, to approve, with or without amendment, a special resolution approving the Arrangement described in this circular, pursuant to section 182 of the Business Corporations Act (Ontario) under which Thomson Reuters Corporation will (i) make a cash distribution of US$4.67 per common share, or approximately US$2.2 billion in the aggregate and (ii) consolidate its outstanding common shares (or “reverse stock split”) on a basis that is proportional to the cash distribution

✓ FOR

6. Other business

If any other items of business are properly brought before the meeting (or any adjourned or postponed meeting), shareholders will be asked to vote. We are not aware of any other items of business at this time.

N/A
We received a shareholder proposal for consideration at the meeting. Following a constructive discussion with our company and based on our progress, ongoing work and commitments in this area, the shareholder agreed not to submit its proposal to a vote at the meeting. We agreed to include the proposal in this circular for informational purposes only. The proposal and related supporting statement are reproduced in Appendix F of this circular, along with our company’s response. This proposal is not a part of the formal business or agenda of the meeting.

Page 10    Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders

Voting Information and How to Attend

What is the format of the meeting?

We are holding the meeting as a virtual-only meeting, which will be conducted through a live webcast. Shareholders will have an opportunity to attend the meeting, submit or ask questions and vote in real time through a web-based platform, regardless of geographic location and share ownership. Shareholders will not be able to attend the meeting in person.

Who can vote at the meeting?

If you held common shares as of 5:00 p.m. (Eastern Daylight Time) on April 21, 2023 (the record date), then you are entitled to vote at the meeting or any adjourned or postponed meeting. Each share is entitled to one vote. As of April 21, 2023, there were 470,972,647 common shares outstanding.

We also have 6,000,000 Series II preference shares outstanding, but these shares do not have voting rights at the meeting.

How many votes are required for approval?

A simple majority (more than 50%) of votes cast, during the meeting online or by proxy, is required to approve each item of business other than the Return of Capital Transaction. The special resolution to approve the Return of Capital Transaction must be passed by not less than two-thirds (more than 66.6%) of votes cast by shareholders, during the meeting online or by proxy.

Woodbridge, our principal and controlling shareholder, beneficially owned approximately 69% of our outstanding common shares as of April 21, 2023. Woodbridge has advised our company that it will vote FOR each item of business as recommended by the board of directors.

We have a majority voting policy that applies to the election of directors at the annual meeting of shareholders. This means that if a director receives more “withhold” votes than “for” votes at the meeting, then the director will immediately tender his or her resignation to the Chairman. This would be effective if accepted by the Board. The Corporate Governance Committee will consider a director’s offer to resign and make a recommendation to the Board as to whether to accept it. The Board will accept resignations, except in exceptional circumstances. The Board will have 90 days from the annual meeting to make and publicly disclose its decision by news release either to accept or reject the resignation (including reasons for rejecting the resignation, if applicable). As Woodbridge has indicated that it will vote FOR the election of each director nominee, each director will receive more than a majority of votes at the meeting.

How do I vote?

You have two choices – you can vote by proxy, or you can attend the virtual-only meeting and vote during the meeting by online ballot through the live webcast platform. The voting process is different for each choice. The voting process also depends on whether you are a registered or non-registered shareholder.

You should first determine whether you are a registered or non-registered holder of our common shares. Most of our shareholders are non-registered holders.

•

You are a registered shareholder if your name appears directly on your share certificates, or if you hold your common shares in book-entry form through the direct registration system (DRS) on the records of our transfer agent, Computershare Trust Company of Canada.

•	You are a non-registered shareholder if you own shares indirectly and the shares are registered in the name of an intermediary. For example, you are a non-registered shareholder if:

—	your common shares are held in the name of a bank, trust company, securities broker, trustee or custodian; or

—	you hold Depositary Interests representing our common shares which are held in the name of Computershare Company Nominees Limited as nominee and custodian.

Non-registered shareholders are sometimes referred to as “beneficial owners”.

How do I attend and participate in the meeting?

We are holding the meeting in a virtual-only format, which will be conducted through a live webcast. Shareholders will not be able to attend the meeting in person.

How you vote will depend on whether you’re a registered shareholder or a non-registered shareholder (as discussed above).

Registered shareholders and duly appointed proxyholders (including non-registered shareholders who have duly appointed themselves as proxyholder) will be able to attend and vote at the meeting online. Guests (including non-registered shareholders who have not duly appointed themselves as proxyholder) can log into the meeting as described below. Guests will be able to listen to the meeting but will not be able to vote at the meeting.

Additional information about participation in the meeting is set forth in our Virtual AGM User Guide which accompanies this circular and is available on our website.

If you attend the meeting, it is your responsibility to have Internet connectivity for the duration of the meeting.

Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders    Page 11

Registered shareholders	You are a registered shareholder if your name appears directly on your share certificates, or if you hold your common shares in book-entry form through the direct registration system (DRS) on the records of our transfer agent, Computershare Trust Company of Canada.

If you want to vote by proxy before the meeting

You may authorize our directors who are named on the enclosed proxy form to vote your shares as your proxyholder.

You may give voting instructions through the Internet, mail or telephone. Please refer to your proxy form for instructions.

If you want to attend and vote at the meeting

You may vote at the meeting by completing an online ballot during the meeting, as further described below. Do not complete or return your proxy form, as your vote will be taken at the meeting. If you wish to vote common shares registered in the name of a legal entity, that entity must submit a properly executed proxy form to Computershare Trust Company of Canada by the proxy cut-off time which appoints you to vote the common shares on its behalf. Follow the instructions below for appointing a proxyholder if applicable.

Please follow these steps:

1.   Log in online at www.tr.com/agm2023. We recommend that you log into the meeting at least 15 minutes before the meeting starts.

2.  Click “Shareholder”.

3.  Enter your control number as your username. The control number is located on your proxy form or in the e-mail notification you received from Computershare Trust Company of Canada.

4.  Enter the password: tri2023 (case sensitive).

5.  Follow the instructions to view the meeting and vote when prompted.

Once you log into the meeting and you accept the terms and conditions, any vote that you cast at the meeting will revoke any proxy that you previously submitted. If you do not wish to revoke a previously submitted proxy, you should not vote during the meeting.

If you want to appoint a third party as proxy to attend and vote at the meeting

You may appoint another person (other than our directors who are named on your proxy form) to attend the meeting on your behalf and vote your shares as your proxyholder. If you choose this option, you must submit your proxy form appointing the third party AND register the third party proxyholder as described below. Registering your proxyholder is an additional step to be completed AFTER you have submitted your proxy form. Failure to register your proxyholder will result in the proxyholder not receiving a username to attend, participate or vote at the meeting. You may choose anyone to be your proxyholder – the person does not have to be another shareholder.

Please follow these steps:

1.   Submit your proxy form –To appoint a third party proxyholder, insert that person’s name into the appropriate space on the proxy form. Follow the instructions for submitting the proxy form. This step must be completed before registering the proxyholder as step 2 below.

2.  Register your proxyholder –To register a third party as your proxyholder, you MUST visit www.computershare.com/ThomsonReuters by 5:00 p.m. (Eastern Daylight Time) on June 12, 2023 and provide Computershare Trust Company of Canada with the required proxyholder contact information so that Computershare Trust Company of Canada may provide the proxyholder with a username by e-mail shortly after this deadline. Without a username, proxyholders will not be able to ask questions or vote at the meeting but will be able to participate as a guest.

If you want to appoint more than one proxyholder to each vote a subset of your shares, you must submit your proxy by mail indicating the number of shares to be voted by each proxyholder, and also complete step 2 above.

Page 12    Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders

If you want to attend the meeting as a guest

Guests can log into the meeting as set forth below. Guests can listen to the meeting but are not able to submit or ask questions or vote at the meeting.

Please follow these steps:

1.   Log in online at www.tr.com/agm2023. We recommend that you log into the meeting at least 15 minutes before the meeting starts.

2.  Click “Guest” and complete the online form.

Deadline for returning your proxy form	Your completed proxy must be received by Computershare Trust Company of Canada by 5:00 p.m. (Eastern Daylight Time) on Monday, June 12, 2023.

Non-registered shareholders

You are a non-registered shareholder if you own shares indirectly and the shares are registered in the name of an intermediary. For example, you are a non-registered shareholder if your common shares are held in the name of a bank, trust company, securities broker, trustee or custodian; or you hold Depositary Interests representing our common shares which are held in the name of Computershare Company Nominees Limited as nominee and custodian.

Non-registered shareholders are sometimes referred to as “beneficial owners”.

If you want to vote by proxy before the meeting	If you are a non-registered shareholder who receives a proxy form or voting instruction form (VIF), you should follow your intermediary’s instruction for completing the form. Holders of Depositary Interests will receive a voting form of instruction or direction from Computershare Investor Services PLC.

If you want to attend and vote at the meeting

If you are a non-registered shareholder and you wish to ask questions or vote at the meeting, you have to appoint yourself as a proxyholder first and then also register with Computershare Trust Company of Canada. This is because our company and our transfer agent, Computershare Trust Company of Canada, do not have records of the non-registered shareholders of the company. As a result, we would have no knowledge of your shareholdings or entitlement to vote, unless you appoint yourself as proxyholder. If you’re a non-registered shareholder and don’t appoint yourself as proxyholder, you can still attend the virtual meeting as a guest, but you won’t be able to submit or ask questions or vote at the meeting.

Please follow these steps:

1.   To appoint yourself as proxyholder, insert your name in the appropriate space on the voting instruction form. Do not fill out your voting instructions. Follow the instructions by submitting the voting instruction form by the appropriate deadline as the instructions and deadline may vary depending on the intermediary. It is important that you comply with the signature and return instructions provided by your intermediary. This step must be completed before registering a proxyholder as step 2 below.

2.  To register yourself as a proxyholder, you must visit www.computershare.com/ThomsonReuters by 5:00 p.m. (Eastern Daylight Time) on June 12, 2023 and provide Computershare Trust Company of Canada with your required proxyholder contact information so that Computershare Trust Company of Canada may provide you with a username by e-mail shortly after this deadline. Without a username, you will not be able to vote at the meeting but will be able to participate as a guest.

3.  Log in online at www.tr.com/agm2023. We recommend that you log into the meeting at least 15 minutes before the meeting starts.

4.  Click “Shareholder”.

5.  Enter your username that was provided by Computershare Trust Company of Canada.

Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders    Page 13

6.  Enter the password: tri2023 (case sensitive).

7.  Follow the instructions to view the meeting and vote when prompted.

If you are a non-registered shareholder located in the United States and you wish to appoint yourself as a proxyholder, in addition to the steps above, you must first obtain a valid legal proxy from your intermediary. To do so, please follow these steps:

1.   Follow the instructions from your intermediary included with the legal proxy form and the voting information form sent to you, or contact your intermediary to request a legal proxy form or a legal proxy if you have not received one.

2.  After you receive a valid legal proxy from your intermediary, you must then submit the legal proxy to Computershare Trust Company of Canada. You can send the legal proxy by e-mail or by courier to: uslegalproxy@computershare.com (if by e-mail), or Computershare Trust Company of Canada, Attention: Proxy Dept., 8th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, Canada (if by courier). The legal proxy in both cases must be labeled “Legal Proxy” and received no later than the voting deadline of 5:00 p.m. (Eastern Daylight Time) on Monday, June 12, 2023.

3.  Computershare Trust Company of Canada will provide duly appointed proxyholders with a username by e-mail after the voting deadline has passed. Please note that you are required to register your appointment as a proxyholder at www.computershare.com/ThomsonReuters as noted above.

If you want to appoint a third party as proxy to attend and vote at the meeting

You may appoint another person (other than our directors who are named on your voting instruction form) to attend the meeting on your behalf and vote your shares as your proxyholder. If you choose this option, you must submit your voting instruction form appointing the third party AND register the third party proxyholder as described below. Registering your proxyholder is an additional step to be completed AFTER you have submitted your voting instruction form. Failure to register your proxyholder will result in the proxyholder not receiving a username to attend, participate or vote at the meeting. You may choose anyone to be your proxyholder – the person does not have to be another shareholder.

Please follow these steps:

1.   Submit your voting instruction form – To appoint a third party proxyholder, insert the person’s name into the appropriate space on the voting instruction form. Follow the instructions by submitting the voting instruction form by the appropriate deadline as the instructions and deadline may vary depending on the intermediary. It is important that you comply with the signature and return instructions provided by your intermediary. This step must be completed before registering a proxyholder as step 2 below.

2.  Register your proxyholder – To register another person as your proxyholder, you MUST visit www.computershare.com/ThomsonReuters by 5:00 p.m. (Eastern Daylight Time) on June 12, 2023 and provide Computershare Trust Company of Canada with the required proxyholder contact information so that Computershare Trust Company of Canada may provide the proxyholder with a username by e-mail shortly after this deadline. Without a username, proxyholders will not be able to vote at the meeting but will be able to participate as a guest.

If you are a non-registered shareholder located in the United States and you wish to appoint a third party as a proxyholder, in addition to the steps above, you must first obtain a valid legal proxy from your intermediary. To do so, please follow these steps:

1.   Follow the instructions from your intermediary included with the legal proxy form and the voting information form sent to you, or contact your intermediary to request a legal proxy form or a legal proxy if you have not received one.

Page 14    Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders

2.  After you receive a valid legal proxy from your intermediary, you must then submit the legal proxy to Computershare Trust Company of Canada. You can send the legal proxy by e-mail or by courier to: uslegalproxy@computershare.com (if by e-mail), or Computershare Trust Company of Canada, Attention: Proxy Dept., 8th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, Canada (if by courier). The legal proxy in both cases must be labeled “Legal Proxy” and received no later than the voting deadline of 5:00 p.m. (Eastern Daylight Time) on Monday, June 12, 2023.

3.  Computershare Trust Company of Canada will provide duly appointed proxyholders with a username by e-mail after the voting deadline has passed. Please note that you are required to register the third party’s appointment as a proxyholder at www.computershare.com/ThomsonReuters as noted above.

If you want to attend the meeting as a guest

Guests, including non-registered shareholders who have not duly appointed themselves as proxyholders, can log into the meeting as set forth below. Guests can listen to the meeting but are not able to submit or ask questions or vote at the meeting.

Please follow these steps:

1.   Log in online at www.tr.com/agm2023. We recommend that you log into the meeting at least 15 minutes before the meeting starts.

2.  Click “Guest” and complete the online form.

Deadline for returning your form	Please check your voting instruction form for the specific deadline. Your intermediary will need your voting instructions sufficiently in advance of the proxy deadline to enable your intermediary to act on your instructions prior to the deadline.

How do I submit or ask questions during the meeting?

In writing (type/chat)

Registered shareholders and duly appointed proxyholders (including non-registered shareholders who have duly appointed themselves as proxyholder) participating in the meeting may ask questions via the website for the meeting by typing and submitting their question in writing. Select the messaging tab and type your question within the box at the top of the screen. Once finished, press the “send” arrow to the right of the box to submit your question.

By phone

During the meeting, registered shareholders and duly appointed proxyholders (including non-registered shareholders who have duly appointed themselves as proxyholder) will also be able to ask questions by phone. To ask a question by phone, send your phone number and subject using the messaging tab (as described above) and the LUMI platform will dial you in the meeting during the Q&A session of the meeting.

Non-registered shareholders who have not duly appointed themselves as proxyholder will be able to attend the meeting as guests but will not be able to submit or ask questions during the meeting.

If you prefer, you may also submit written questions in advance of the meeting which will be addressed during the Q&A session by e-mailing your question to investor.relations@tr.com.

Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders    Page 15

Other Questions and Answers

Can I vote my shares by filling out and returning the notice?

No. The notice sets forth the items to be voted on at the meeting, but you cannot vote by marking the notice and returning it. The notice provides instructions on how to vote.

What’s the deadline for receiving my proxy or voting instructions?

If you are a registered shareholder, your proxy must be received by 5:00 p.m. (Eastern Daylight Time) on Monday, June 12, 2023.

Non-registered shareholders may be subject to earlier deadlines as specified in their proxy or voting instructions.

If the meeting is adjourned or postponed, the proxy cut-off deadline will be no later than 48 hours (excluding Saturdays, Sundays and holidays) before any adjourned or postponed meeting.

How will my shares be voted if I appoint a proxyholder?

Your proxyholder must vote your shares on each matter according to your instructions if you have properly completed and returned a proxy form. If you have not specified how to vote on a particular matter, then your proxyholder can vote your shares as he or she sees fit. If you have appointed our directors named on your proxy form or voting instruction form as your proxyholder, and you have not specified how you want your shares to be voted, your shares will be voted FOR each of the items of business described in this circular.

What happens if any amendments are properly made to the items of business to be considered or if other matters are properly brought before the meeting?

Your proxyholder will have discretionary authority to vote your shares as he or she sees fit. As of the date of this circular, management knows of no such amendment, variation or other matter expected to come before the meeting.

If I change my mind, how do I revoke my proxy or voting instructions?

Non-registered shareholders

You may revoke your proxy by sending written notice to your intermediary, so long as the intermediary receives your notice at least seven days before the meeting (or as otherwise instructed by your intermediary). This gives your intermediary time to submit the revocation to Computershare Trust Company of Canada. If your revocation is not received in time, your intermediary is not required to act on it.

Registered shareholders

You may revoke your proxy or voting instructions in any of the following ways:

•

By completing and signing a proxy form with a later date than the proxy form you previously returned, and delivering it to Computershare Trust Company of Canada at any time before 5:00 p.m. (Eastern Daylight Time) on Monday, June 12, 2023. If the meeting is adjourned or postponed, the deadline will be no later than 48 hours before any adjourned or postponed meeting;

•	By completing a written statement revoking your instructions, which is signed by you or your attorney authorized in writing, and delivering it:

—

To the offices of Computershare Trust Company of Canada at any time before 5:00 p.m. (Eastern Daylight Time) on Tuesday, June 13, 2023. If the meeting is adjourned or postponed, the deadline will be no later than close of business on the business day immediately preceding any adjourned or postponed meeting; or

—	To the Chair of the meeting before the meeting starts; or

—	In any other manner permitted by law.

•

If you use your control number as a username to log into the meeting and you accept the terms and conditions, any vote that you cast at the meeting will revoke any proxy that you previously submitted. If you do not wish to revoke a previously submitted proxy, you should not vote during the meeting.

Page 16    Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders

How can I contact Computershare Trust Company of Canada or Computershare Investor Services Inc. if I have questions?

You can contact Computershare Trust Company of Canada or Computershare Investor Services Inc. directly at the following numbers:

Canada and the United States	1.800.564.6253
Other countries	1.514.982.7555

Who is soliciting my proxy and distributing proxy-related materials?

Thomson Reuters management and directors may solicit your proxy for use at the meeting and any adjourned or postponed meeting. Our management and directors may solicit proxies by mail and in person. We are paying all costs of solicitation. Intermediaries will distribute proxy-related materials directly to non-objecting beneficial owners on our behalf. We are paying for intermediaries to send proxy-related materials to both non-objecting beneficial owners and objecting beneficial owners.

Is my vote confidential?

Yes. Our registrar, Computershare Trust Company of Canada, independently counts and tabulates the proxies and votes cast at the meeting through the live webcast platform to preserve the confidentiality of individual shareholder votes. Proxies are referred to us only in cases where a shareholder clearly intends to communicate with management, in the event of questions as to the validity of a proxy or where it is necessary to do so to meet applicable legal requirements.

Voting results

Following the meeting, we will post the voting results in the “Investor Relations” section of our website, www.tr.com. We will also file a copy of the results with the Canadian securities regulatory authorities at www.sedar.com and the SEC at www.sec.gov. For more information, see the “Additional Information” section of this circular.

Who do I contact if I need technical assistance for the meeting?

If you encounter any difficulties with the virtual platform on the day of the meeting, please go to www.lumiglobal.com/faq for frequently asked questions and click on the support button for assistance.

Return of Capital Transaction

This summary is provided for convenience only and should be read in conjunction with, and is qualified in its entirety by, the more detailed information and provisions contained elsewhere in this circular. Certain terms used in this summary are defined in the Glossary of Terms.

What are the key dates for the Return of Capital Transaction?

We expect the following key events to occur on or about the dates and times set forth below. All times refer to Eastern Daylight Time.

• Opt-out deadline (for registered shareholders)*	June 13, 2023 at 5:00 p.m.

• Shareholder meeting	June 14, 2023 at 12:00 p.m.

• Application for Final Order with the Court	June 16, 2023 at 10:00 a.m.

• Determination of Share Consolidation Ratio	June 22, 2023 after 4:00 p.m.

• Effective Date and Time	June 23, 2023 at 3:01 a.m.

*	The opt-out deadline for non-registered shareholders is expected to be earlier than this date and time, as specified by intermediaries to non-registered shareholders.

What special business will be conducted at the meeting?

In addition to the other items of business to be considered at the meeting, at the meeting shareholders will consider and vote on a special resolution (attached as Appendix B to this circular) to approve the Return of Capital Transaction that consists of a cash distribution of US$4.67 per common share and a consolidation of our outstanding common shares (or “reverse stock split”) on a basis that is proportional to the cash distribution.

Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders    Page 17

Why are we proposing the Return of Capital Transaction?

In January 2021, we closed the LSEG Transaction. During negotiation of the LSEG Transaction and following its closing, management discussed potential uses of the proceeds from the eventual sale of LSEG shares with the board of directors at scheduled meetings. We committed to our shareholders that the proceeds would be used to pursue organic and inorganic opportunities in key growth segments and provide returns to shareholders. We are now proposing the Return of Capital Transaction to return US$2.2 billion of the gross proceeds derived from sales of LSEG shares to our shareholders.

What effect will the Return of Capital Transaction have on my shares?

You will receive a cash distribution of US$4.67 for each share that you hold and your shares will be consolidated on a basis that is proportional to the cash distribution. Eligible Opt-Out Shareholders may opt out of the transaction as described in this circular. Thomson Reuters’ Series II preference shares will not participate in the Return of Capital Transaction.

The cash distribution amount and any cash payable in respect of fractional share entitlements will be denominated in U.S. dollars. The Depositary’s currency exchange services will be used to convert payment of these amounts based on the address of record of each registered participating shareholder. For more information, see the “Terms of the Arrangement – Exchange Procedure – Currency” section of this circular below.

How do I participate in the Return of Capital Transaction?

Participation will be mandatory for all shareholders except Eligible Opt-Out Shareholders will have the right to opt out.

If you are a registered participating shareholder holding physical share certificate(s) in your own name, your share certificates will need to be updated to reflect the share consolidation. Unless indicated in your Letter of Transmittal, you will receive a new DRS statement instead of a new physical share certificate reflecting the share consolidation. To receive such DRS statement(s) or share certificate(s), you should deliver your current share certificate(s), together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as may be required by the Depositary or our company, to Computershare Investor Services Inc. at the address set out under the question “Who should I contact if I have any questions?”. If you are a registered participating shareholder holding your shares in book-entry form through DRS, you are not required to submit a Letter of Transmittal. Our transfer agent, Computershare Trust Company of Canada, will update your DRS position to reflect the number of shares that you are entitled to receive after the share consolidation.

If you are a non-registered participating shareholder holding shares indirectly and the shares are registered in the name of an intermediary (such as an investment dealer, stock broker, bank, trust company or other nominee or intermediary, or Computershare Company Nominees Limited as nominee and custodian), your intermediary will record the share consolidation in your account. You should contact your intermediary if you have any questions regarding this process.

If you are a registered or non-registered opting-out shareholder, see the questions below entitled “Who can opt out of the Return of Capital Transaction and why?” and “If I am an Eligible Opt-Out Shareholder, how do I opt out of the Return of Capital Transaction?”.

Page 18    Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders

What are the income tax consequences of the Return of Capital Transaction?

For Canadian federal income tax purposes, the Return of Capital Transaction is not expected to give rise to a dividend on the common shares for any shareholder, whether a Canadian Resident Shareholder or a Non-Canadian Resident Shareholder. For Canadian federal income tax purposes, the Return of Capital Transaction will generally not give rise to a capital gain in respect of the common shares unless the amount of cash received by a participating shareholder exceeds the adjusted cost base of the common shares to the participating shareholder. In that case, a Non-Canadian Resident Shareholder would not be subject to Canadian federal income tax unless the common shares are “taxable Canadian property” to the Non-Canadian Resident Shareholder. Opting-out shareholders that do not participate in the Return of Capital Transaction will not incur any Canadian federal income tax liability solely as a result of the consummation of the Return of Capital Transaction.

For U.S. federal income tax purposes, the Return of Capital Transaction generally will be treated with respect to a participating U.S. Holder (as defined in the “Income Tax Considerations – Certain U.S. Federal Income Tax Considerations” section of this circular) either as (a) a sale or exchange eligible for capital gain or loss treatment or (b) a distribution in respect of common shares, depending on the circumstances. Subject to certain assumptions, opting-out shareholders that do not participate in the Return of Capital Transaction should not incur any U.S. federal income tax liability solely as a result of the consummation of the Return of Capital Transaction.

Certain Canadian federal income tax considerations and certain U.S. federal income tax considerations are described in general terms in the “Income Tax Considerations” section of this circular. Shareholders are urged to carefully consider the income tax consequences of participating in the Return of Capital Transaction and to consult their own tax advisors in this regard.

This document does not address tax consequences to shareholders subject to tax in jurisdictions other than Canada and the United States. We encourage such shareholders to seek their own tax advice on these transactions.

Who can opt out of the Return of Capital Transaction and why?

If you are an Eligible Opt-Out Shareholder, you may opt out of the Return of Capital Transaction. This right to opt out is being provided to those shareholders because in jurisdictions other than Canada the tax consequences of not participating in the Return of Capital Transaction may be preferable to those associated with participating in the Return of Capital Transaction. If you choose to opt out, you will not receive the cash distribution and will continue to hold the same number of shares that you currently hold.

None of Thomson Reuters, our board of directors, the Information Agent or the Depositary makes any recommendation to any shareholder as to whether to opt out of the Return of Capital Transaction. Shareholders are urged to evaluate carefully all information in this circular, the accompanying Letter of Transmittal and Opt-Out Election and Certification Form, and other materials related to the Return of Capital Transaction, consult their own financial, legal, investment and tax advisors and make their own decisions as to whether to exercise the opt-out right.

For more information on the opt-out right, see the “Terms of the Arrangement – Opt-Out Right” section of this circular.

If I am an Eligible Opt-Out Shareholder, how do I opt out of the Return of Capital Transaction?

If you are an eligible registered shareholder and wish to opt out, you must deposit with the Depositary a duly completed Opt-Out Election and Certification Form indicating your election prior to 5:00 p.m. (Eastern Daylight Time) on June 13, 2023. If you are a registered shareholder holding our company’s share certificate(s) in your own name, you will also need to complete a Letter of Transmittal and deliver it and any certificates representing your shares to the Depositary by this opt-out deadline. You will be entitled to receive new DRS statements (or share certificates) reflecting the new CUSIP number for the shares.

If you are a non-registered shareholder, you should contact your intermediary to exercise the opt-out right. The opt-out deadline for non-registered shareholders is expected to be earlier than the date and time for registered shareholders. The deadline for non-registered shareholders will be specified by intermediaries to such shareholders. Your account will be adjusted by your intermediary to reflect the new CUSIP number for the shares.

You may withdraw your Opt-Out Election and Certification Form prior to the opt-out deadline, but it is irrevocable thereafter. The deadline for non-registered shareholders will be specified by intermediaries to such shareholders.

Any shareholder who does not opt out prior to the opt-out deadline will automatically participate in the Return of Capital Transaction without further action, and will therefore receive the cash distribution and have their shares consolidated.

For more information on the opt-out right, see the “Terms of the Arrangement – Opt-Out Right” section of this circular.

Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders    Page 19

What happens if I wish to sell or transfer my shares after I have opted out?

If you are a registered holder and wish to sell or transfer your shares after you have opted out, you must provide written notice to the Depositary prior to the opt-out deadline revoking your election with respect to the shares that you wish to transfer and request the return of such shares to you. Registered shareholders should allow sufficient time for this process in order to transfer deposited shares. Otherwise, you will not be able to transfer your shares until after the Return of Capital Transaction is completed. If you are a non-registered shareholder, you must contact your intermediary to revoke your opt-out prior to effecting such transfer.

How many votes are required to approve the Return of Capital Transaction?

The special resolution must be passed by not less than two-thirds (more than 66.6%) of votes cast by shareholders, during the meeting online or by proxy.

Woodbridge, our principal and controlling shareholder, holds, directly and indirectly, approximately 69% of the shares and has advised us that it intends to vote all of its shares in favour of the Return of Capital Transaction. Accordingly, we expect the resolution will be approved.

Does the board of directors recommend that shareholders vote in favour of the Return of Capital Transaction?

Yes. The board of directors, upon careful consideration of a number of factors, has determined that the Return of Capital Transaction is in the best interests of our company and unanimously recommends that you vote to approve the Return of Capital Transaction.

What other approvals are required?

The Arrangement requires final approval of the Court. If shareholders pass the special resolution at the meeting, we expect to make an application for the Final Order from the Court approving the Arrangement on June 16, 2023 at 10:00 a.m. (Eastern Daylight Time), or as soon thereafter as is reasonably practicable. Completion of the Return of Capital Transaction is subject to fulfilling all of the requirements of the TSX and NYSE.

Will the Return of Capital Transaction affect future dividends?

We do not expect that the announcement or completion of the Return of Capital Transaction will affect the amount or timing of future dividends per share. If you hold shares on a dividend record date, you will continue to receive the applicable dividend to which such record date applies. Details about any future dividend, including its amount, record date and payment date, will be announced at the time that such dividend is formally declared by the Board.

Who should I contact if I have any questions?

For further information regarding the Return of Capital Transaction, a shareholder may contact the Information Agent, the Depositary or consult its own stock broker or other professional advisors. The telephone numbers and e-mail addresses of the Information Agent and the Depositary are set forth below:

All Shareholders

D.F. King & Co., Inc.

Toll-Free in Canada and the U.S.: 1.866.864.4943

Outside Canada and the U.S., Banks, Brokers and Collect Calls: 1.212.269.5550

Email: tri@dfking.com

Registered Shareholders

Computershare Investor Services Inc.

Toll-Free in Canada and the U.S.: 1.800.564.6253

Outside Canada and the U.S.: 1.514.982.7555

E-mail address for inquiries from registered shareholders: corporateactions@computershare.com

E-mail address for registered shareholders to submit Opt-Out Election and Certification Forms: onlinedeposits@computershare.com

Page 20    Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders

Cautionary Note Concerning Factors That May Affect Future Results

Certain statements in this circular are forward-looking, including, but not limited to, timing for the approval and implementation of the Arrangement; the anticipated tax treatment for shareholders participating in the Return of Capital Transaction and those opting out; our company continuing to have sufficient financial resources and working capital to conduct our operations and continuing to have sufficient financial resources to pursue our foreseeable or planned opportunities including strategic acquisitions; our company’s expectations regarding its dividend and trading liquidity following the Return of Capital Transaction; and future sales of additional LSEG shares. The words “will”, “expect”, “believe”, “target” “estimate”, “could”, “should”, “intend”, “predict”, “project” and similar expressions identify forward-looking statements. While we believe that we have a reasonable basis for making forward-looking statements in this circular, they are not a guarantee of future performance or outcomes or that any other events described in any forward-looking statement will materialize. Forward-looking statements are subject to a number of risks, uncertainties and assumptions that could cause actual results or events to differ materially from current expectations. Many of these risks, uncertainties and assumptions are beyond our company’s control and the effects of them can be difficult to predict. In particular, the full extent of the impact of the macroeconomic and geopolitical environment on the Company’s business, operations and financial results will depend on numerous evolving factors that we may not be able to accurately predict.

Some of the material risk factors that could cause actual results or events to differ materially from those expressed in or implied by forward-looking statements in this circular include, but are not limited to, failure to complete or realize the anticipated benefits of the Return of Capital Transaction; uncertainty, downturns and changes in the markets that the Company serves; actions of competitors; failure to keep pace with technological developments to provide new products, services, applications and functionalities to meet customers’ needs, attract new customers and retain existing ones, or expand into new geographic markets and identify areas of higher growth; failure to derive fully the anticipated benefits from existing or future acquisitions, dispositions or other strategic investments, including joint ventures and investments; failure to protect the brands and reputation of Thomson Reuters; fraudulent or unpermitted data access or other cyber-security or privacy breaches; failures or disruptions of data centers, network systems, telecommunications, or the Internet; failure to adapt to organizational changes and effectively implement strategic initiatives; failure to attract, motivate and retain high quality, talented and diverse management and key employees; failure to meet the challenges involved in operating globally; dependency on third parties for data, information and other services; changes to law and regulations related to privacy, data security, data protection and other areas; inadequate protection of intellectual property rights; tax matters, including changes to tax laws, regulations and treaties; threat of legal actions and claims; risk of antitrust/competition-related claims or investigations; failure to maintain a high renewal rate for recurring, subscription-based services; fluctuations in foreign currency exchange and interest rates; downgrading of credit ratings and adverse conditions in the credit markets; the effect of factors outside of the control of Thomson Reuters on funding obligations in respect of pension and post-retirement benefit arrangements; impairment of goodwill and other identifiable intangible assets; actions or potential actions that could be taken by the Company’s principal shareholder, The Woodbridge Company Limited; and the ability of Thomson Reuters Founders Share Company to affect the Company’s governance and management.

See the “Risk Factors” section of this circular for additional risk factors associated with the implementation of the Return of Capital Transaction. This is not an exhaustive list of the factors and risks that may affect any of our forward-looking statements. Some of these and other factors are discussed in more detail in our 2022 annual report. Investors and others should carefully consider these and other factors and not place undue reliance on the forward-looking statements. Further information regarding these and other risk factors is included in our public filings with federal, state or provincial securities regulatory authorities and can be found on EDGAR, which may be accessed at www.sec.gov, or SEDAR’s website at www.sedar.com. The forward-looking statements contained in this circular represent our views only as of the date hereof.

Forward-looking statements contained in this circular are based on information currently available to the Company and is based on various external and internal assumptions made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate under the circumstances.

You are cautioned not to place undue reliance on forward-looking statements which reflect expectations only as of the date of this circular.

Except as may be required by applicable law, Thomson Reuters disclaims any obligation to update or revise any forward-looking statements.

Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders    Page 21

Annual and Quarterly Financial Statements and Related MD&A

Our annual and quarterly reports and earnings releases are available in the “Investor Relations” section of our website, www.tr.com. Please also see the “Electronic Delivery of Shareholder Communications” section below for information about electronic delivery of these reports and other shareholder communications.

Notice-and-Access

Why did I receive a notice in the mail regarding the website availability of this circular and proxy materials?

We are using the “notice-and-access” system for the delivery of our proxy materials through our website, similar to last year’s meeting. Shareholders who receive a notice have the ability to access the proxy materials on our website and to request a paper copy of the proxy materials. Instructions on how to access the proxy materials through our website or to request a paper copy may be found in the notice.

Electronic delivery reduces the cost and environmental impact of producing and distributing paper copies of documents in very large quantities. It also provides shareholders with faster access to information about Thomson Reuters.

Why didn’t I receive a printed notice in the mail about the website availability of the proxy materials?

Shareholders who previously signed up for electronic delivery of our proxy materials will continue to receive them by e-mail and will not receive a printed notice in the mail.

How do I vote under the “notice-and-access” system?

The voting process is the same as described in the “Voting Information and How to Attend” section of this circular. You have two choices – you can vote by proxy, or you can attend the meeting and vote during the meeting by online ballot through the live webcast platform.

Electronic Delivery of Shareholder Communications

Does Thomson Reuters provide electronic delivery of shareholder communications?

Yes. Electronic delivery is a voluntary program for our shareholders. Under this program, an e-mail notification (with links to the documents posted on our website) is sent to you.

Electronic delivery reduces the cost and environmental impact of producing and distributing paper copies of documents in very large quantities. It also provides shareholders with faster access to information about Thomson Reuters.

How can I enroll for electronic delivery of shareholder communications?

For most non-registered shareholders (other than holders of our Depositary Interests), please go to www.proxyvote.com for more instructions and to register. You will need your Enrollment Number/Control Number. You can find this number on your voting instruction form/proxy form.

If you are a registered shareholder, please go to www.investorcentre.com (country – Canada) and click on “Sign up for eDelivery” at the bottom of the page. You will need information from your proxy form to register.

Page 22    Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders

Principal Shareholder and Share Capital

As of April 21, 2023, Woodbridge beneficially owned 324,912,822 of our common shares, or approximately 69% of our outstanding common shares. Woodbridge is the principal and controlling shareholder of Thomson Reuters.

Woodbridge, a private company, is the primary investment vehicle for members of the family of the late Roy H. Thomson, the first Lord Thomson of Fleet. Woodbridge is a professionally managed company that, in addition to its controlling interest in Thomson Reuters, has other substantial investments.

Prior to his passing in 2006, Kenneth R. Thomson controlled our company through Woodbridge. He did so by holding shares of a holding company of Woodbridge, Thomson Investments Limited. Under his estate arrangements, the 2003 TIL Settlement, a trust of which the trust company subsidiary of a Canadian chartered bank is trustee and members of the family of the late first Lord Thomson of Fleet are beneficiaries, holds those holding company shares. Kenneth R. Thomson established these arrangements to provide for long-term stability of the business of Woodbridge. The equity of Woodbridge continues to be owned by members of successive generations of the family of the first Lord Thomson of Fleet.

Under the estate arrangements of Kenneth R. Thomson, the directors and officers of Woodbridge are responsible for its business and operations. In certain limited circumstances, including very substantial dispositions of our company’s common shares by Woodbridge, the estate arrangements provide for approval of the trustee to be obtained.

From time to time, in the normal course of business, Thomson Reuters enters into transactions with Woodbridge and certain of its affiliates. In 2022, these transactions involved providing and receiving product and service offerings and were not material to our results of operations or financial condition either individually or in the aggregate.

To our knowledge, no other person beneficially owns, directly or indirectly, 10% or more of our common shares.

Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders    Page 23

About Our Directors

This section includes the following information:

•	Profiles for each director nominee;

•	Compensation that we paid to our directors in 2022; and

•	Our corporate governance structure and practices.

HIGHLIGHTS

•	The Corporate Governance Committee believes that the director nominees have the qualifications, skills and experience necessary for the Board to fulfill its mandate;

•	A majority of our directors are independent and only one director (our CEO) is a member of management;

•	36% of the director nominees are women and two have self-identified as racially or ethnically diverse;

•	The roles and responsibilities of the Chairman and the CEO are separate;

•	All 14 nominees are currently directors of our company;

•	A majority of the director nominees have been on the Board for less than five years; and

•	At last year’s annual meeting, our director nominees who are standing for re-election received an average of 98% “for” votes.

Board Changes in 2022

We welcomed and successfully onboarded two new directors in 2022, which has brought new perspectives and experiences to the boardroom. LaVerne Council joined the Board in January, and was later elected by shareholders in June, and Beth Wilson was elected by shareholders in June. Two of our former directors, Vance Opperman and Wulf von Schimmelmann, decided not to stand for re-election at last year’s meeting in June.

Voting

You will be asked to vote for each director on an individual basis. Each of the 14 nominees is proposed to be elected for a term ending at our 2024 annual meeting of shareholders. All 14 nominees are currently directors of our company and were elected at our 2022 annual meeting of shareholders. Profiles for each nominee are provided on the following pages.

The Board unanimously recommends that you vote FOR the election of the following 14 nominees to the Thomson Reuters Board of Directors: David Thomson, Steve Hasker, Kirk E. Arnold, David W. Binet, W. Edmund Clark, C.M., LaVerne Council, Michael E. Daniels, Kirk Koenigsbauer, Deanna Oppenheimer, Simon Paris, Kim M. Rivera, Barry Salzberg, Peter J. Thomson and Beth Wilson.

Management does not believe that any of the nominees will be unable to serve as a director but, if this should occur for any reason prior to the meeting, the persons named in the enclosed proxy form may vote for another nominee at their discretion.

Following the meeting, we will issue a press release that includes the number of votes cast for and withheld from each individual director. As noted above, at last year’s annual meeting, our director nominees who are standing for re-election received an average of 98% “for” votes. Additional information is provided in each nominee’s profile on the following pages.

Page 24    Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders

Director qualifications, skills and experiences

We believe that all of the director nominees possess character, integrity, judgment, business experience, a record of achievement and other skills and talents which enhance the Board and the overall management of the business and affairs of Thomson Reuters. Each director nominee understands our company’s principal operational and financial objectives, plans and strategies, financial position and performance and the performance of Thomson Reuters relative to our principal competitors. The Corporate Governance Committee considered these qualifications in determining to recommend the director nominees for election.

The following table, or skills matrix, summarizes the skills and areas of experience indicated by each director nominee. Our Board believes that these skills and experiences are necessary for it to carry out its mandate. The skills matrix is reviewed and updated annually.

Skills

David Thomson		✓			✓			✓	✓	✓			✓	✓		✓	✓

Steve Hasker	✓	✓			✓	✓		✓	✓	✓		✓	✓	✓	✓	✓	✓		✓

Kirk Arnold		✓		✓	✓			✓	✓	✓		✓		✓	✓	✓	✓		✓

David Binet		✓		✓	✓	✓		✓	✓	✓	✓	✓	✓				✓

Ed Clark		✓		✓	✓	✓	✓	✓	✓	✓		✓		✓	✓		✓	✓

LaVerne Council		✓	✓		✓		✓			✓		✓		✓	✓		✓		✓

Mike Daniels		✓		✓	✓	✓	✓	✓	✓	✓		✓		✓	✓	✓	✓	✓	✓

Kirk Koenigsbauer			✓	✓	✓			✓	✓	✓		✓		✓	✓	✓	✓		✓

Deanna Oppenheimer		✓		✓	✓	✓				✓		✓			✓	✓	✓		✓

Simon Paris	✓	✓	✓	✓	✓	✓		✓		✓		✓				✓	✓		✓

Kim Rivera	✓	✓		✓	✓		✓		✓	✓	✓	✓		✓	✓	✓	✓		✓

Barry Salzberg	✓	✓		✓	✓	✓	✓	✓	✓	✓	✓	✓		✓	✓		✓	✓	✓

Peter Thomson		✓						✓	✓	✓		✓	✓						✓

Beth Wilson	✓	✓		✓	✓	✓		✓	✓	✓				✓	✓	✓	✓

Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders    Page 25

Board Diversity

The Board also values the benefits that diversity can bring to the boardroom and throughout Thomson Reuters. Diversity promotes the inclusion of different perspectives and ideas, mitigates against group think and improves oversight, decision-making and governance.

While the Corporate Governance Committee of the Board focuses on finding the best qualified candidates for the Board, a nominee’s diversity may be considered favorably in his or her assessment. Our Corporate Governance Guidelines provide that diversity includes business experience, thought, style, culture, gender, geographic background, race, visible minorities, national origin, Indigenous persons, religion, gender identity and expression, sexual orientation, disability, age and other personal characteristics.

In April 2022, the Board formalized an objective that at least 30% of its members should be women. This was a goal that the Board had been working towards in previous years. The Board met this goal at last year’s annual general meeting on June 8, 2022. Five of the 14 director nominees proposed for election at the meeting (36%) are women. Two of our director nominees have self-identified as racially or ethnically diverse.

Independence

A majority of the Board is independent. Under the Corporate Governance Guidelines adopted by the Board, a director is not considered independent unless the Board affirmatively determines that the director has no “material relationship” with Thomson Reuters. In determining the independence of directors, the Board considers all relevant facts and circumstances. In March 2023, the Board conducted its annual assessment of the independence of its members and determined that nine of the 14 current directors (approximately 64%) serving on the Board were independent. The Board also determined that if all of the director nominees are elected, then nine of the 14 directors (approximately 64%) will be independent following the meeting.

In determining independence, the Board examined and relied on the applicable definitions of “independent” in the NYSE listing standards and Canadian Securities Administrators’ National Instrument 58-101. The Board’s determination of independence was also based on responses to questionnaires completed by directors.

For the Board to function independently from management:

•	The roles and responsibilities of the Chairman (David Thomson) and the CEO (Steve Hasker) are separate;

•	We have a Lead Independent Director (Michael E. Daniels); and

•

The Audit Committee is comprised entirely of independent directors (as required by applicable law) and the Corporate Governance Committee, HR Committee and Risk Committee each have a majority of independent directors.

Page 26    Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders

The table below indicates which of our directors are independent and not independent.

Director Independence

Name of Director	Management	Independent	Not Independent	Reason for Non-Independence
Current directors
David Thomson			✓	A Chairman of Woodbridge
Steve Hasker	✓		✓	President & Chief Executive Officer of Thomson Reuters
Kirk E. Arnold		✓
David W. Binet			✓	President of Woodbridge
W. Edmund Clark, C.M.			✓	Advisor to the trustee of the 2003 TIL Settlement and Woodbridge
LaVerne Council		✓
Michael E. Daniels		✓
Kirk Koenigsbauer		✓
Deanna Oppenheimer		✓
Simon Paris		✓
Kim M. Rivera		✓
Barry Salzberg		✓
Peter J. Thomson			✓	A Chairman of Woodbridge
Beth Wilson		✓
Total	1	9	5

David Thomson, David Binet, Ed Clark and Peter Thomson are not members of Thomson Reuters executive management team. With its substantial equity investment in Thomson Reuters, Woodbridge considers that its interests as a shareholder are aligned with those of all other shareholders.

In determining the independence of directors, the Board also considers that in the normal course of business, we provide services to, and receive services from, companies with which some of the independent directors are affiliated. Based on the specific facts and circumstances, the Board determined in March 2023 that these relationships were immaterial.

Tenure

Our Board has not adopted a mandatory retirement age or term limits for individual directors. We believe that individuals can continue to remain effective directors beyond a mandated retirement age or maximum period of service. Without having a mandatory retirement age or term limits, we have experienced turnover on our Board that has brought directors with new perspectives and approaches. This has complemented the depth of knowledge and insight about our company and business operations that some of our more long-standing directors have developed over time.

The following shows the tenure of our director nominees. As reflected below, a majority of the director nominees have served for less than five years.

Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders    Page 27

The average tenure of director nominees who are considered independent is 3.7 years and the average tenure of all director nominees (which includes directors affiliated with our principal shareholder) is 9.8 years.

The three director nominees who have been members of the Board for more than 10 years (David Thomson, Peter Thomson and David Binet) are affiliated with our company’s principal shareholder, Woodbridge.

Age

The following shows the age ranges of our director nominees. The average age of our director nominees is 61.

Countries of Residence

The following shows the countries where our director nominees ordinarily reside.

Interlocking Directorships

We do not have any director nominees who serve together on boards of other public companies. The Board has adopted a policy that no more than two of our directors may serve together on the boards of other public companies without the consent of the Corporate Governance Committee.

Service on Other Boards

Our directors are not restricted from serving on the boards of other public or private companies so long as their commitments do not materially interfere with or are not incompatible with, their ability to fulfill their duties as a member of our company’s Board. Directors must, however, receive approval from the Chair of the Corporate Governance Committee before accepting an invitation to serve on the board of another public company and must notify the Chair of the Corporate Governance Committee in connection with accepting an invitation to serve on the board of a for-profit private company that is not a family business. The Corporate Governance Committee monitors the outside boards that our directors sit on to determine if there are circumstances that would impact a director’s ability to exercise independent judgment and to ensure that a director has sufficient time to fulfill his or her commitments to Thomson Reuters.

Page 28    Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders

Nominee Information

The following provides information regarding the 14 director nominees who are proposed to be elected at the meeting, including a brief biography, city and country of residence, the year that they were appointed to our Board, independence status, primary areas of expertise, committee membership, attendance at Board and committee meetings in 2022 and ownership of Thomson Reuters securities. This information also reflects the percentage of “for” votes received by each director nominee at our 2022 annual meeting of shareholders.

In the director nominee profiles, “securities held” by a director nominee includes common shares over which a director nominee exercised control or direction, and the number of deferred share units (DSUs), restricted share units (RSUs) and options held by, or credited to, each individual as of April 21, 2023. Information regarding common shares beneficially owned does not include shares that may be obtained through the exercise or vesting of DSUs, RSUs or options. Our CEO Steve Hasker is the only director who holds RSUs or options. Each director nominee provided us with information about how many common shares he or she beneficially owns.

The market value of shares beneficially owned is based on the closing price of our common shares on the NYSE on April 21, 2023, which was $132.75. The market value of DSUs is also based on the closing price of our common shares on the NYSE on that date. We have also included information about each director nominee’s ownership of Thomson Reuters common shares and DSUs as of April 21, 2023 as a multiple of their annual retainer. Additional information about director share ownership guidelines is provided later in this section.

David Thomson[1] Age: 65 Toronto, Ontario, Canada Director since 1988 Non-independent Primary areas of expertise: investment management, retail, media/publishing 2022 annual meeting votes for: 98.84%

David Thomson

David Thomson is Chairman of Thomson Reuters. He is also a Chairman of Woodbridge, the Thomson family investment company, and Chairman of The Globe and Mail Inc., a Canadian media company. David is an active private investor with a focus on real estate and serves on the boards of several private companies. David has an MA from Cambridge.

	Board/committee membership	2022 attendance		Other public company board memberships
	Board	7 of 7	100%		–
	Total	7 of 7	100%
	Securities held (number and value)[2]				Total shares and DSUs[3]	Total market value	Ownership multiple of annual retainer
	Common shares 50,000	RSUs –	DSUs 118,071	Options –	168,071
	$6,637,500	–	$15,673,925	–		$22,311,425	–

1  David Thomson and Peter Thomson, both of whom are nominees, are brothers.

2  David Thomson and Peter Thomson are substantial shareholders of our company as members of the family that owns the equity of Woodbridge, our principal shareholder. For additional information, please see the “Principal Shareholder and Share Capital” section of this circular.

3  An additional 1,400 shares are held by an immediate family member of David Thomson.

Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders    Page 29

Steve Hasker

Age: 53

Toronto, Ontario, Canada

Director since 2020

Non-independent

Primary areas of expertise: operations, international business, strategy and technology

2022 annual meeting votes for: 99.50%

Steve Hasker

Steve Hasker has been President and Chief Executive Officer and a director of Thomson Reuters since March 2020. Prior to joining Thomson Reuters in February 2020, he was Senior Advisor to TPG Capital, a private equity firm, from August 2019 to February 2020. Prior to that, he was Chief Executive Officer of CAA Global, a TPG Capital portfolio company, from January 2018 to August 2019. Steve served as Global President and Chief Operating Officer of Nielsen Holdings PLC from December 2015 to December 2017 and prior to that served as Nielsen’s President, Global Products from November 2009 to January 2014. Steve spent more than a decade with McKinsey & Company as a partner in the Global Media, Entertainment and Information practice from 1998 to 2009. Before joining McKinsey, Steve spent five years in several financial roles in the United States and other countries. Steve started his career with PwC, where he qualified as a chartered accountant. He is a member of the Australia and New Zealand Institute of Chartered Accountants. Steve has an undergraduate economics degree from the University of Melbourne and received an MBA and master’s in international affairs from Columbia University.

Board/committee membership	2022 attendance		Other public company board memberships
Board	7 of 7	100%	Appen Limited
Total	7 of 7	100%
Securities held (number and value)				Total shares and DSUs	Total market value[1]	Ownership multiple of base salary[2]
Common shares 29,622	RSUs 146,152	DSUs –	Options 544,318	–
$3,932,321	–	–	–		–	3.4x

1  48,717 of Steve’s 146,152 RSUs are time-based restricted share units (TRSUs). As of April 21, 2023, the value of Steve’s TRSUs was $6,467,182.

2  Reflects Steve’s ratio under his executive ownership guidelines, which is based on a multiple of his salary.

Kirk E. Arnold

Age: 63

Kennebunk, Maine, United States

Director since 2020

Independent

Primary areas of expertise: technology, strategy, sales & marketing, human capital management

2022 annual meeting votes for: 99.49%

Kirk E. Arnold

Kirk E. Arnold has been Executive-in-Residence at General Catalyst Ventures since 2018, where she works with management teams to help scale and drive growth by providing mentorship, operational and strategic support. She was previously Chief Executive Officer of Data Intensity, LLC, a cloud-based data, applications and analytics managed service provider, from 2013 to 2017. Prior to that, Kirk was Chief Operating Officer of Avid, a technology provider in the media industry, and Chief Executive Officer and President of Keane, Inc., then a publicly traded global services provider. She has also held senior leadership roles at Computer Sciences Corp., Fidelity Investments and IBM. In addition, she was founder and Chief Executive Officer of NerveWire, a management consulting and systems integration provider. Kirk serves on the boards of several private companies. In addition, she is a Senior Lecturer at MIT Sloan School of Management and an advisor to the Center for MIT Entrepreneurship. Kirk received a bachelor’s degree from Dartmouth College.

Board/committee membership	2022 attendance		Other public company board memberships
Board	6 of 7	86%	Ingersoll-Rand plc
Corporate Governance	6 of 6	100%	Trane Technologies
HR	6 of 6	100%
Risk	4 of 4	100%
Total	22 of 23	96%
Securities held (number and value)				Total shares and DSUs	Total market value	Ownership multiple of annual retainer
Common shares –	RSUs –	DSUs 9,178	Options –	9,178
–	–	$1,218,380	–		$1,218,380	5.4x

Page 30    Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders

David W. Binet Age: 65 Toronto, Ontario, Canada Director since 2013 Non-independent Primary areas of expertise: legal, media/publishing, investment management 2022 annual meeting votes for: 95.31%

David W. Binet

David W. Binet is Deputy Chairman of Thomson Reuters. He is also President and Chief Executive Officer and a director of Woodbridge, the Thomson family investment company. Prior to 2013, he held a number of senior positions at Woodbridge between 1999 and 2012, including Chief Operating Officer. David is a director of The Globe and Mail Inc., a Canadian media company and of a number of other companies in which Woodbridge is invested. David served as Chairman of the Thomson Reuters Foundation from October 1, 2009 through March 14, 2020. Prior to joining Woodbridge in 1999, he was a partner at a major law firm. David has a law degree from McGill University, a BA from Queen’s University and a graduate degree in journalism from Northwestern University.

	Board/committee membership	2022 attendance		Other public company board memberships
	Board	7 of 7	100%	–
	Corporate Governance	6 of 6	100%
	HR	6 of 6	100%
	Risk	4 of 4	100%
	Total	23 of 23	100%
	Securities held (number and value)				Total shares and DSUs	Total market value	Ownership multiple of annual retainer
	Common shares 261,176	RSUs –	DSUs 41,460	Options –	302,636
	$36,671,114	–	$5,503,815	–		$40,174,929	178.6x

W. Edmund Clark, C.M.

Age: 75

Toronto, Ontario, Canada

Director since 2015

Non-independent

Primary areas of expertise: executive leadership, finance, human resources, strategy

2022 annual meeting votes for: 92.69%

W. Edmund Clark, C.M.

W. Edmund Clark is a corporate director. Ed served as Group President and Chief Executive Officer of TD Bank Group from 2002 until his retirement in 2014. Ed was inducted as a Companion of the Canadian Order of the Business Hall of Fame in 2016. In 2014, Ed was elected to the Board of Trustees of the Brookings Institute. He is also Chair of the Vector Institute for Artificial Intelligence. Ed has a BA from the University of Toronto, and an MA and Doctorate in Economics from Harvard University. Ed has also received honorary degrees from Mount Allison University, Queen’s University, Western University and the University of Toronto. In 2010, he was made an Officer of the Order of Canada, one of the country’s highest distinctions.

	Board/committee membership	2022 attendance		Other public company board memberships
	Board	7 of 7	100%	Spin Master Corp.
	Corporate Governance	6 of 6	100%
	HR	6 of 6	100%
	Total	19 of 19	100%
	Securities held (number and value)				Total shares and DSUs	Total market value	Ownership multiple of annual retainer
	Common shares 36,316	RSUs –	DSUs 35,011	Options –	71,327
	$4,820,949	–	$4,647,710	–		$9,468,659	42.1x

Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders    Page 31

LaVerne Council

Age: 61

Great Falls, Virginia, United States

Director since January 2022

Independent

Primary areas of expertise: technology, operations, transformational change

2022 annual meeting votes for: 99.78

LaVerne Council

LaVerne Council is the Chief Executive Officer of Emerald One, LLC, an information technology consulting company focused on helping businesses develop innovative methodologies for driving change and transformation. She was the National Managing Principal, Enterprise Technology Strategy & Innovation, for Grant Thornton LLP from 2017 to 2019 and served as the Senior Vice President and General Manager for MITRE Corporation in 2017. LaVerne was Assistant Secretary for the Office of Information & Technology and Chief Information Officer for the United States Department of Veterans Affairs from 2015 to 2017. She was the Chief Executive Officer of Council Advisory Services, LLC from 2012 through 2015. LaVerne has also held significant corporate leadership roles focused on supply chain, IT centralization and integration. She served as the Corporate Vice President and Global Chief Information Officer for Johnson & Johnson from 2006 through 2011. Before that, she served in several roles of increasing responsibility at DELL, Inc. from 2000 to 2006, including as the Global Vice President, Information Technology, Global Business Solutions, and Development Services. She received her Master of Business Administration from Illinois State University and her Bachelor of Business Administration in Computer Science from Western Illinois University. LaVerne also holds an honorary Doctorate of Business Administration from Drexel University.

Board/committee membership	2022 attendance		Other public company board memberships
Board	7 of 7	100%	CONMED Corporation
Audit	7 of 8	87.50%	Concentrix Corporation
Risk	2 of 2	100%
Total	16 of 17	94%
Securities held (number and value)				Total shares and DSUs	Total market value	Ownership multiple of annual retainer
Common shares –	RSUs –	DSUs 2,525	Options –	2,525
–	–	$335,194	–		$335,194	1.5x

Michael E. Daniels

Age: 68

Hilton Head Island, South Carolina, United States

Director since 2014

Independent

Primary areas of expertise: international business, finance, operations, technology

2022 annual meeting votes for: 97.63%

Michael E. Daniels

Michael E. Daniels is a corporate director. In 2013, Mike retired as Senior Vice President and Group Executive IBM Services after 36 years with the company where he directed IBM’s consulting, systems integration, application management, cloud computing and outsourcing services around the globe. Mike also held a number of senior leadership positions in his career at IBM, including General Manager of Sales and Distribution Operations of the Americas as well as leading Global Services in the Asia Pacific region. Mike has a bachelor’s degree in political science from Holy Cross College.

Board/committee membership	2022 attendance		Other public company board memberships
Board	7 of 7	100%	SS&C Technologies Holdings, Inc.
Audit	6 of 8	75%	Johnson Controls International plc
Corporate Governance	6 of 6	100%
HR	4 of 6	66.67%
Risk	3 of 4	75%
Total	26 of 31	84%
Securities held (number and value)				Total shares and DSUs	Total market value	Ownership multiple of annual retainer
Common shares 2,924	RSUs –	DSUs 36,387	Options –	39,311
$388,161	–	$4,830,374	–		$5,218,535	23.2x

Page 32    Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders

Kirk Koenigsbauer Age: 55 Seattle, Washington, United States Director since 2020 Independent Primary areas of expertise: technology, operations, sales & marketing 2022 annual meeting votes for: 99.64%

Kirk Koenigsbauer

Kirk Koenigsbauer has been Chief Operating Officer & Corporate Vice President, Experiences and Devices Group at Microsoft Corporation since February 2020. From December 2016 to February 2020, he was Corporate Vice President, Microsoft 365 and from July 2012 to November 2016, he was Corporate Vice President, Office Apps Engineering, at Microsoft. Prior to that, he was Corporate Vice President, Office Product Management at Microsoft from June 2002 to July 2012. Kirk worked at Amazon.com from 1998 to 2001 where he held the roles of General Manager, Software & Video Games Stores and Director of Product Management, Auctions. Kirk also worked at Microsoft from 1992 to 1998 and as a consultant at Accenture from 1989 to 1991. Kirk has a bachelor’s degree from Colby College.

	Board/committee membership	2022 attendance		Other public company board memberships
	Board	7 of 7	100%	–
	Audit	4 of 4	100%
	HR	2 of 2	100%
	Risk	4 of 4	100%
	Total	17 of 17	100%
	Securities held (number and value)				Total shares and DSUs	Total market value	Ownership multiple of annual retainer
	Common shares 100	RSUs –	DSUs 7,456	Options –	7,556
	$13,275	–	$989,784	–		$1,003,059	4.5x

Deanna Oppenheimer Age: 65 Seattle, Washington, United States Director since 2020 Independent Primary areas of expertise: operations, strategy, technology 2022 annual meeting votes for: 99.45%

Deanna Oppenheimer

Deanna Oppenheimer is the founder of CameoWorks, LLC, a global firm that advises leaders of early stage companies and consultancies. Deanna founded CameoWorks in 2012. From 2005 to 2011, Deanna served in a number of roles at Barclays PLC, first as chief executive of UK Retail and Business Banking and then as vice chair of Global Retail Banking. From 1985 to 2005, Deanna served in a number of positions at Washington Mutual, Inc., with her last role as president of Consumer Banking. Deanna is also a non-executive director of Slalom and is the founder of BoardReady, a not-for-profit, collective group of diverse senior leaders dedicated to increasing corporate and board diversity. Deanna received a BA from the University of Puget Sound.

	Board/committee membership	2022 attendance		Other public company board memberships
	Board	7 of 7	100%	Hargreaves Lansdown plc InterContinental Hotels Group PLC
	Audit	8 of 8	100%
	Corporate Governance	6 of 6	100%
	Total	21 of 21	100%
	Securities held (number and value)				Total shares and DSUs	Total market value	Ownership multiple of annual retainer
	Common shares –	RSUs –	DSUs 5,220	Options –	5,220
	–	–	$692,955	–		$692,955	3.1x

Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders    Page 33

Simon Paris Age: 53 London, United Kingdom Director since 2020 Independent Primary areas of expertise: operations, strategy, technology 2022 annual meeting votes for: 99.60%

Simon Paris

Simon Paris is Chief Executive Officer of Finastra, a global financial technology (fintech) provider. He joined Finastra (previously Misys) as president in 2015 and also served as its Chief Sales Officer, before being appointed Deputy CEO in 2017 and CEO in 2018. Simon previously worked at SAP from 2007 to 2015, where he held a number of senior leadership positions. Simon was also previously a senior consultant with McKinsey & Company. He currently chairs the World Trade Board, an organization initiated by Finastra that is made up of global leaders, innovative thinkers, industry influencers and subject matter experts from the different corners of trade, finance and commerce. Simon holds a BA from the European Business School and an MBA from INSEAD.

	Board/committee membership	2022 attendance		Other public company board memberships
	Board	7 of 7	100%	Everbridge, Inc.
	Audit	8 of 8	100%
	Corporate Governance	2 of 2	100%
	Risk	2 of 2	100%
	Total	19 of 19	100%
	Securities held (number and value)				Total shares and DSUs	Total market value	Ownership multiple of annual retainer
	Common shares –	RSUs –	DSUs 5,220	Options –	5,220
	–	–	$692,955	–		$692,955	3.1x

Kim M. Rivera Age: 54 Woodside, California, United States Director since 2019 Independent Primary areas of expertise: legal, strategy, technology, operations 2022 annual meeting votes for: 99.65%

Kim M. Rivera

Kim M. Rivera is the Chief Legal and Business Affairs Officer of OneTrust LLC, a privacy, security and governance management software company. She was Special Advisor to the CEO of HP Inc. from February 2021 through December 2021. Prior to that, Kim was President, Strategy and Business Management and Chief Legal Officer at HP Inc. from January 2019 through January 2021. As President, Strategy and Business Management, she led corporate strategy and development, customer support, indirect procurement, real estate and workplace functions. In addition, Kim managed HP Inc.’s worldwide legal organization, including all aspects of legal and governmental affairs, brand security, compliance and ethics. She served as Chief Legal Officer and General Counsel of HP Inc. from November 2015 to January 2019. Prior to joining HP Inc., Kim was the Chief Legal Officer and Corporate Secretary for DaVita HealthCare Partners where she was employed from 2010 to 2015. Prior to that, she served as the Chief Compliance Officer and Head of International Legal Services at The Clorox Company; and Chief Litigation Counsel for Rockwell Automation, as well as General Counsel for its Automation Controls and Information Group. Kim has a bachelor’s degree from Duke University and a Juris Doctor degree from Harvard Law School.

	Board/committee membership	2022 attendance		Other public company board memberships
	Board	7 of 7	100%	Cano Health Inc.
	Audit	8 of 8	100%
	Risk	4 of 4	100%
	Total	19 of 19	100%
	Securities held (number and value)				Total shares and DSUs	Total market value	Ownership multiple of annual retainer
	Common shares –	RSUs –	DSUs 8,530	Options –	8,530
	–	–	$1,132,357	–		$1,132,357	5.0x

Page 34    Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders

Barry Salzberg

Age: 69

New York, New York, United States

Director since 2015

Independent

Primary areas of expertise: accounting/audit, operations, international business

2022 annual meeting votes for: 99.36%

Barry Salzberg

Barry Salzberg is a corporate director. Barry served as the Global Chief Executive Officer of Deloitte Touche Tohmatsu Limited from 2011 until his retirement in 2015. He joined Deloitte in 1977 and his roles included Chief Executive Officer and Managing Partner of the firm’s U.S. operations. Barry is Chairman of the board of directors of 10EQS and has previously served as a board member of New Profit, Inc. and previously served as Chairman of the United Way Worldwide, Chairman of the board of College Summit and Chairman of the board of the YMCA of Greater New York. From July 2015 until June 2018, he was a Professor at Columbia Business School. Barry has a BS in Accounting from Brooklyn College, a JD from Brooklyn Law School, and an LLM in Taxation from the New York University School of Law.

Board/committee membership	2022 attendance		Other public company board memberships
Board	7 of 7	100%	–
Audit	8 of 8	100%
Corporate Governance	6 of 6	100%
Risk	4 of 4	100%
Total	25 of 25	100%
Securities held (number and value)				Total shares and DSUs	Total market value	Ownership multiple of annual retainer
Common shares –	RSUs –	DSUs 26,828	Options –	26,828
–	–	$3,561,417	–		$3,561,417	15.8x

Peter J. Thomson[1]

Age: 57

Toronto, Ontario, Canada

Director since 1995

Non-independent

Primary areas of expertise: international business, investment management, technology

2022 annual meeting votes for: 95.39%

Peter J. Thomson

Peter J. Thomson is a Chairman of Woodbridge, the Thomson family investment company. Peter is an active private equity investor and serves on the boards of several private companies. Peter has a BA from the University of Western Ontario.

Board/committee membership	2022 attendance		Other public company board memberships
Board	7 of 7	100%	–
HR	6 of 6	100%
Total	13 of 13	100%
Securities held (number and value)[2]				Total shares and DSUs	Total market value	Ownership multiple of annual retainer
Common shares 787	RSUs –	DSUs 14,554	Options –	15,341
$104,474	–	$1,932,044	–		$2,036,518	–

1  David Thomson and Peter Thomson, both of whom are nominees, are brothers.

2  David Thomson and Peter Thomson are substantial shareholders of our company as members of the family that owns the equity of Woodbridge, our principal shareholder. For additional information, please see the “Principal Shareholder and Share Capital” section of this circular.

Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders    Page 35

Beth Wilson

Age: 54

Toronto, Ontario, Canada

Director since 2022

independent

Primary areas of expertise: tax and accounting and legal industries, audit, executive leadership

2022 annual meeting votes for: 99.78%

Beth Wilson

Beth Wilson has been Vice-Chair of the Chartered Professional Accountants of Canada since October 2021. She is the former Chief Executive Officer of Dentons Canada LLP and was a member of the global leadership team, serving on the Global Board and Global Management Committee from July 2017 to January 2022. Prior to this role, Beth was an audit partner at KPMG from 2000 to 2016 and served as Managing Partner at KPMG in the Greater Toronto Area from 2009 to 2016. Between 2005 and 2016, she also served as a member of KPMG’s Management Committee in various leadership positions, including Canadian Managing Partner Community Leadership, Canadian Managing Partner Regions and Enterprise with responsibility for 24 regional offices across Canada, and Chief Human Resources Officer. Beth is currently a trustee at The Hospital for Sick Children and a director at Woodgreen Foundation and Traferox Technologies Inc.. Beth has a BComm from the University of Toronto and is a CPA.

Board/committee membership	2022 attendance		Other public company board memberships
Board	3 of 3	100%	IGM Financial Inc.
Audit	4 of 4	100%	Power Corporation of Canada
HR	1 of 2	50%
Total	8 of 9	89%
Securities held (number and value)				Total shares and DSUs	Total market value	Ownership multiple of annual retainer
Common shares –	RSUs –	DSUs 1,606	Options –	1,606
–	–	$213,197	–		$213,197	0.9x

Page 36    Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders

Director Compensation and Share Ownership

Approach and Philosophy

Our approach and philosophy for director compensation is to:

•	align the interests of our directors with those of our shareholders; and

•	provide competitive compensation.

The compensation program for our directors considers:

•	the size, scope and complexity of our organization;

•

the time commitment, contributions and effort required of directors to serve on the Board and one or more Board committees, as applicable (including Board/committee meetings and travel to and from Board/committee meetings and site visits);

•	the experience and skills of our directors;

•

compensation levels for boards of directors of other large comparable U.S. and Canada-based multinational public companies in order for amounts paid to our directors to be competitive to attract new candidates and to retain existing directors;

•

an increasing trend in U.S. and Canadian public company director compensation programs to require a combination of mandatory and optional equity components to further align directors’ interests with shareholders; and

•	our desire to have a flat fee structure.

Our Corporate Governance Committee is responsible for periodically reviewing the adequacy and form of directors’ compensation. In November 2022, the Corporate Governance Committee decided to maintain current annual director compensation retainers for 2023 and increase the amount of the annual retainer that is required to be paid in equity in the form of DSUs from 33% to 50% effective January 1, 2023.

In periodically benchmarking director compensation, the Corporate Governance Committee evaluates publicly available data related to director compensation paid by the same peer group of companies utilized by the HR Committee for executive compensation benchmarking purposes.

We do not grant stock options, RSUs or bonuses to our non-management directors. In addition, we do not provide our non-management directors with retirement/pension benefits, healthcare coverage or perquisites.

As discussed later in this section, we require our directors to hold a minimum value of common shares and/or DSUs and our director compensation program encourages directors to invest in our company beyond their minimum ownership requirements.

Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders    Page 37

Our directors have a mandatory equity component for their compensation. Approximately 98% of director compensation was paid in equity (DSUs or common shares) in 2022.

Components of Director Compensation

The table below sets forth the annual retainers that were payable to our non-management directors in 2022. Directors do not receive separate attendance or meeting fees. Chairs of the Board’s standing committees receive additional fees given their increased responsibilities and workloads. Additional information regarding the different components of our director compensation structure is provided following this table.

2022 ($)
Non-management directors[1]	225,000 (75,000 of which was required to be paid in deferred share units, or DSUs2)
Chairman of the Board	600,000
Additional retainers
Deputy Chairman of the Board	150,000 (paid in DSUs)
Lead Independent Director	150,000 (paid in DSUs)
Committee chairs – Audit, Corporate Governance, HR and Risk	50,000 (paid in DSUs)

1	Directors other than the Chairman.
2	Effective January 1, 2023, $112,500 is required to be paid in DSUs.

Retainers / Mandatory Equity Component

In 2022, we required a minimum of $75,000 of each non-management director’s $225,000 annual retainer to be paid in equity in the form of DSUs (payable quarterly). Our non-management directors then elect to receive the remaining $150,000 of their annual retainer in the form of DSUs, common shares or cash (or a mix thereof – payable quarterly). In November 2022, the Corporate Governance Committee decided to increase the amount of the annual retainer that is required to be paid in equity in the form of DSUs from 33% to 50% effective January 1, 2023.

DSUs

Each DSU has the same value as one common share, though DSUs do not have voting rights. DSUs are not performance-based units. If a director elects to receive DSUs, units representing the value of common shares are credited to the director’s account. DSUs accumulate additional units based on notional equivalents of dividends paid on our common shares. DSUs are fully vested upon grant, but they are only settled in common shares or, at the election of our company, in cash, following termination of the director’s Board service. Any common shares delivered to a director in connection with the settlement of DSUs are purchased in the open market.

Common Shares

If a director elects to receive common shares, the cash amount (net of withholding taxes) is provided to our broker who uses such amount to buy shares in the open market.

Committee Fees

Committee chair fees, which are payable entirely in DSUs, are reflected in the table above.

Chairman and Deputy Chairman Retainer

The Chairman’s annual retainer is $600,000. The Deputy Chairman’s annual retainer is $150,000, which is payable entirely in DSUs. The Deputy Chairman also receives the same $225,000 annual retainer paid to other non-management directors. Additional information about the Chairman and the Deputy Chairman is provided later in the “Corporate Governance Practices” section of this circular.

Lead Independent Director Retainer

The Lead Independent Director’s annual retainer is $150,000, which is payable entirely in DSUs. The Lead Independent Director also receives the same annual $225,000 retainer paid to other non-management directors. Additional information about the Lead Independent Director is provided later in the “Corporate Governance Practices” section of this circular.

Page 38    Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders

Benchmarking Director Compensation

In setting 2022 director compensation, the Corporate Governance Committee evaluated publicly available data related to director compensation paid by the same global peer group of companies utilized by the HR Committee for executive compensation benchmarking purposes.

In its most recent benchmarking review in November 2022, the Corporate Governance Committee reviewed director compensation at the following companies in Thomson Reuters’ global peer group for executive compensation purposes. As part of its review, the Corporate Governance Committee evaluated data for North American-based companies in the peer group as Thomson Reuters is headquartered in Canada and most of its directors reside in Canada or the United States. The Corporate Governance Committee also acknowledged that director compensation for U.S. companies is generally higher than Canadian companies.

Automatic Data Processing Inc. CGI Group Inc. eBay Inc. Equifax Inc. Experian Plc Gartner Inc.	The Interpublic Group of Companies, Inc. Intuit Inc. Moody’s Corp. Nielsen Holdings plc Omnicom Group Inc. RELX PLC	S&P Global Inc. TransUnion Verisk Analytics, Inc. Wolters Kluwer NV

Total Director Compensation

The table below reflects compensation earned by our directors in 2022. Approximately 98% of 2022 director compensation was paid in DSUs and common shares.

As President and CEO of Thomson Reuters, Steve Hasker does not receive compensation for his service as a director. We discuss aspects of Steve Hasker’s compensation in the “Compensation Discussion and Analysis” section of this circular.

	Fees Earned ($)

Director	Cash	DSUs	Common Shares	All Other Compensation ($)	Total ($)
David Thomson[1]	–	600,000	–	–	600,000
Kirk Arnold[2]	–	275,000	–	–	275,000
David W. Binet[3]	–	375,000	–	–	375,000
LaVerne Council	–	218,219			218,219
W. Edmund Clark, C.M.[4]	–	275,000	–	–	275,000
Michael E. Daniels[5]	–	360,068	–	–	360,068
Kirk Koenigsbauer	–	225,000	–	–	225,000
Deanna Oppenheimer	–	225,000	–	–	225,000
Simon Paris	–	225,000	–	–	225,000
Kim M. Rivera	–	225,000	–	–	225,000
Barry Salzberg[6]	75,000	200,000	–	–	275,000
Peter J. Thomson	–	75,000	150,000	–	225,000
Beth Wilson	–	127,603	–	–	127,603
Former directors
Vance Opperman[7]	–	98,014	–	–	98,014
Wulf von Schimmelmann[8]	–	163,356	–	–	163,356
Total	75,000	3,667,260	150,000	–	3,892,260

1	David Thomson’s compensation reflects fees for serving as Chairman.
2	Kirk Arnold’s compensation includes fees for serving as Chair of the Risk Committee.
3	David Binet’s compensation includes fees for serving as Deputy Chairman.
4	Ed Clark’s compensation includes fees for serving as Chair of the HR Committee.
5	Mike Daniels’ compensation includes fees for serving as Chair of the Corporate Governance Committee and Lead Independent Director from June 8, 2022 through December 31, 2022.
6	Barry Salzberg’s compensation includes fees for serving as Chair of the Audit Committee.
7	Vance Opperman served as a director through June 8, 2022. Vance’s compensation also includes fees for serving as Lead Independent Director from January 1, 2022 through June 8, 2022.
8	Wulf von Schimmelmann served as a director through June 8, 2022.

Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders    Page 39

Stock Option and RSU Grants

Our non-management directors are not eligible to receive stock option grants and no non-management director currently holds any options. None of our non-management directors currently hold RSUs. Options and RSUs held by Steve Hasker are described later in the circular.

Share Ownership Guidelines

Directors are currently required to hold common shares and/or DSUs with a value equal to three times their annual retainer, which is currently $675,000. Directors are required to meet their ownership requirement within five years of the date of their initial appointment to the Thomson Reuters Board. Share prices of all public companies are subject to market volatility. As a result, director share ownership guidelines reflect a “once met, always met” standard. This means that if a director has met his or her applicable ownership guideline multiple and a subsequent decline in the Thomson Reuters share price causes the value of his or her ownership to fall below the applicable threshold, the director will be considered to be in compliance with the guidelines so long as he or she continues to hold the number of shares that were owned at the time when he or she achieved the guidelines.

Ownership of common shares and DSUs by our director nominees can be found in each nominee’s biography in this circular. David Thomson and Peter Thomson are substantial shareholders of our company as members of the family that owns the equity of Woodbridge. As of April 21, 2023, Woodbridge beneficially owned approximately 69% of our common shares. For more information, see the “Principal Shareholder and Share Capital” section of this circular. The following table shows each non-management director’s progress towards his or her share ownership guidelines. All ownership multiples and each director’s ownership are as of April 21, 2023.

Name	Ownership multiple of annual retainer	Progress towards guidelines
David Thomson	–	✓, through Woodbridge’s ownership
Kirk E. Arnold	5.4x	✓
David W. Binet	178.6x	✓
W. Edmund Clark, C.M.	42.1x	✓
LaVerne Council	1.5x	Required by January 12, 2027; 49.66% towards goal
Michael E. Daniels	23.2x	✓
Kirk Koenigsbauer	4.5x	✓
Deanna Oppenheimer	3.1x	✓
Simon Paris	3.1x	✓
Kim M. Rivera	5.0x	✓
Barry Salzberg	15.8x	✓
Peter J. Thomson	–	✓, through Woodbridge’s ownership
Beth Wilson	0.9x	Required by June 8, 2027; 31.58% towards goal

Steve Hasker is subject to separate ownership guidelines as CEO of our company. For more information, see the “Compensation Discussion and Analysis” section of this circular.

Pensions

Non-management directors do not receive any pension benefits from our company. Steve Hasker’s retirement benefits are described in the “Executive Compensation – Pension and Other Retirement Benefits” section of this circular.

Service Contracts

We have not entered into service contracts with our non-management directors. Our agreement with Steve Hasker regarding termination benefits is described in the “Executive Compensation – Termination Benefits” section of this circular.

Liability Insurance

We provide our directors with liability insurance in connection with their service on the Board.

Director Expenses

We reimburse directors for reasonable travel and out-of-pocket expenses incurred in connection with their Thomson Reuters duties.

Page 40    Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders

Corporate Governance Practices

Our Board is committed to high standards of corporate governance and believes that sound corporate governance practices are essential to the well-being of our company and for the promotion and protection of our shareholders’ interests. We believe that sustainable value creation for all shareholders is fostered through a Board that is informed and engaged and that functions independently of management.

As a public company with shares listed in Canada on the TSX and in the United States on the NYSE, our corporate governance practices are generally consistent with the best practice guidelines of the Canadian securities regulatory authorities and the SEC. In addition, our corporate governance practices comply with most of the corporate governance listing standards of the NYSE, notwithstanding that we are exempt from most of those standards as a “foreign private issuer”.

HIGHLIGHTS

•

Independence - A majority of our directors are independent and only one director (our CEO) is a member of management. All of the Board’s committees are comprised of a majority of independent directors. Our independent directors meet without management at each Board meeting;

•	Separation of Chairman and CEO - The roles and responsibilities of the Chairman and the CEO are separate;

•	Share ownership guidelines - Our directors and executive officers are required to maintain equity interests in our company;

•	Risk oversight - We have a separate Risk Committee that helps oversee our enterprise risk management (ERM) program and other risks not overseen by the Board and its other committees;

•	ESG oversight - ESG is overseen by our Board and its committees;

•	Voting structure - We do not have dual class or subordinate voting structures;

•	Code of Business Conduct and Ethics - Our directors and executive officers must comply with our Code and other corporate governance policies;

•	Director orientation - We have an orientation program to onboard our new directors; and

•	Independent advice - The Board and each of its committees have the ability to retain independent advisors.

Board Composition and Responsibilities

Governance Structure

The Board oversees our corporate governance structure, in part, through the work of the Corporate Governance Committee. Board practices are set out in Corporate Governance Guidelines, which the Corporate Governance Committee reviews annually. The Corporate Governance Guidelines deal with issues such as the Board’s duties and responsibilities, share ownership guidelines and conflicts of interest. In addition, each of the Board’s four standing committees (Audit, Corporate Governance, HR and Risk) has a charter. The charters are reviewed annually by the relevant committee and the Corporate Governance Committee.

The Board’s principal responsibilities include strategic planning, risk management, financial reporting, disclosure and corporate governance.

Our Code of Business Conduct and Ethics (Code) applies to our employees, directors and officers, including our CEO, CFO and Controller. Our employees, directors and officers are required to submit an acknowledgment that they have received and read a copy of the Code and understand their obligations to comply with the principles and policies outlined in it. The Corporate Governance Committee receives an annual report regarding the Code from the Chief Legal Officer.

Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders    Page 41

Board Size

The Board currently consists of 14 individuals and functions independently of management. The Board is currently comprised of 13 non-management directors and the CEO. Individual directors are proposed for election annually. We have proposed that 14 directors be nominated for election at the meeting, all of whom are currently directors. Each of the Board’s committees is discussed in more detail later in this circular.

Key Responsibilities of the Board

The fundamental responsibility of the Board is to supervise the management of the business and affairs of Thomson Reuters. The table below highlights primary activities and topics from the Board’s 2022 work plan. Five of the Board’s meetings in 2022 were regularly scheduled and two special meetings were held during the year.

Meeting	2022 Primary Activities/Topics
January	• Annual operating plan (which included the Change Program) • Dividend policy • New director appointment
March

• Annual disclosure and corporate governance documents (annual report/financial statements and proxy circular)

• Change Program update

• Growth strategy update

• Legal Professionals segment update

• M&A update

• Executive compensation

April	• New director nomination
June	• Change Program update • People update • Financial and investor relations update • M&A update
September	• Change Program update • Financial and capital strategy update • Customer Markets update • M&A update • Risk, Fraud and Compliance business update • Tax & Accounting Professionals segment update
October	• Legal and Compliance update
November	• Change Program update • Growth strategy update • Financial update • M&A update • Product update
Each meeting	• In-camera meetings with the CEO only (typically at the start and end of each meeting) • In-camera meetings of non-management directors only • In-camera meetings of independent directors only
Periodically

• Strategic and management discussions related to individual businesses or sectors

• Reports from the Chairs of the Audit, Corporate Governance, HR and Risk Committees

• ERM

• Proposed significant acquisitions and dispositions

• Product updates

• Proposed capital markets transactions

• Competitive analysis

Page 42    Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders

Strategic Planning

The Board plays an important role in strategic planning and direction throughout the year.

In January, the Board meets with management to review, discuss and approve the final version of our annual operating plan, which is prepared by our CEO, CFO and other senior executives. The plan typically addresses:

•	Opportunities

•	Competitive position

•	Business outlook

•	Preliminary full-year financial results

•	Financial projections for a three-year period

•	Other key performance indicators

•	Annual dividend and share repurchase program recommendations

•	Risks

Throughout the year, the Board and management discuss our progress against the plan. In 2022, the Board focused its meeting in September on corporate strategy. As part of this meeting, directors had an in-depth discussion about our company’s strategic plans with our CEO and CFO and other senior executives. Strategy discussions typically cover topics such as technology, the current condition of our business segments, future growth potential of our businesses and the key market segments that we serve, and how we are seeking to increase shareholder value.

The Board also discusses various strategic issues with management at other meetings during the year. For example, the Board discussed our capital strategy with the CFO in September. In addition, various presidents of our business segments provide updates to the Board at meetings during the year and those discussions typically address the segment’s current operations and strategic objectives.

Risk Oversight

Our management team is responsible for day-to-day risk identification and risk management. The Board is responsible for confirming that a system is in place to identify the principal risks facing Thomson Reuters and that appropriate procedures and systems are in place to monitor, mitigate and manage those risks.

The ERM process at our company is intended to:

•

identify the most significant operational, strategic, trust, financial and other risks in each of our business segments as well as for our corporate center, considering both the external environment as well as internal changes related to structure, strategy, people and processes;

•	assess which of these risks individually or together with other identified risks could have a significant impact on Thomson Reuters as an enterprise if they were to materialize; and

•	develop and implement action plans for the enterprise risks and review them periodically at a corporate and Board level.

Our ERM process is designed to enhance the identification and response to risk throughout Thomson Reuters and assist the Board and its committees with oversight responsibility for risk management.

Each year, we conduct an enterprise top risk assessment exercise. The risk governance team conducts risk identification and assessment workshops throughout Thomson Reuters utilizing the prior year’s top identified risks and inputs from Board interviews (which are discussed below). Relevant business segments and enabling functions then create their own lists of applicable top risks. These risk assessments and lists then roll up into an enterprise top risk profile. The ERM process owner and the chairs of our management enterprise risk committee, who track and monitor enterprise risks, utilize this information to create a proposed consolidated top enterprise risks list across Thomson Reuters. The management enterprise risk committee is comprised of various Thomson Reuters senior leaders from Corporate functional departments and each business segment and is co-chaired by the Chief Legal Officer and Chief Operations and Technology Officer. This committee assesses the status of identified risks and reviews the adequacy of applicable response plans, and then submits a list of proposed top enterprise risks to the CEO’s operating leadership network.

Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders    Page 43

As part of the ERM process, directors are interviewed before the Board’s first meeting of the year in January. Directors are asked to consider certain risk factors and definitions of impact and likelihood related to the ERM process, considering their own knowledge of our company and business experience. Directors then provide input for Thomson Reuters’ business segments and enabling functions to consider in assessing enterprise risks for the year. Utilizing this information and an anonymized list of risks and input from the Board interviews, the management enterprise risk committee reviews and agrees upon the top enterprise risks to present to the Board’s Risk Committee for review, input and approval. In addition, ownership for each of the top risks is assigned to members of the CEO’s operating leadership network and delegates are designated among the management enterprise risk committee. The ERM process owner and their team hold regular touchpoints with the risk owners and their delegates to monitor the management of the risk profile as well as the execution of the risk response and associated action plans.

Throughout the year, the management enterprise risk committee also provides direction, prioritization, executive support and communication to others at the company involved in the ERM process. Executives responsible for specific risk response periodically report to the management enterprise risk committee, the Board’s Risk Committee, the full Board of Directors or other Board committees, as appropriate, during the year. For our business segments and enabling functions, ERM is an ongoing process under continuous management review and the ERM process owners are asked to keep their risk lists current and to provide updates on risk levels. We involve our Corporate Compliance and Audit department in the review of certain identified risks, as appropriate or upon request.

While the Board discusses various enterprise risks throughout the year with management, the Risk Committee is primarily responsible for overseeing management’s ERM process and progress with responding to top enterprise risks. The Audit Committee oversees overall risk assessment and risk management and focuses primarily on financial risks.

The HR Committee’s responsibilities include establishing, implementing and overseeing our compensation and talent policies and programs. We have designed our compensation programs to provide an appropriate balance of risk and reward in relation to the company’s overall business strategy and culture. Please see the “Compensation Discussion and Analysis” section of this circular for additional information regarding why we believe that our compensation programs do not incentivize our executives to take unnecessary or excessive risks.

The chairs of the Risk Committee, Audit Committee and HR Committee each report to the Board after their respective committee meetings.

The table below reflects oversight responsibilities for each of the 2022 enterprise risks listed.

Enterprise Risk	Board of Directors	Risk Committee	HR Committee	Audit Committee
Talent and culture	✓		✓
Future of Work	✓		✓
Dependency on relationship ecosystem	✓	✓
Erosion of trust in institutions and media		✓
Information security	✓	✓
Platform and product stability and resiliency		✓
Data governance (including privacy)		✓
Competition, market and technology changes	✓
Geo-political environment	✓	✓
Inability to acquire, integrate and innovate	✓	✓
Change Program	✓	✓	✓	✓
Compliance with laws and regulations	✓	✓	✓	✓
Safety of personnel	✓	✓	✓

Page 44    Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders

Environmental, Social and Governance (ESG) Oversight

ESG is overseen by the Board and its committees. Management is responsible for updating the Board and its committees on ESG topics and assessing ESG-related risks. For more information about our ESG initiatives, please see the “ESG” section of this circular.

The following table sets forth the division of primary ESG oversight responsibilities between the Board and its committees.

Primary ESG Oversight Responsibilities
Corporate Governance Committee

•   Overall ESG oversight and coordination amongst the Board’s four standing committees

•   Environmental matters

•   Governance matters

•   Board diversity and inclusion initiatives related to ESG

•   Stakeholder engagement related to ESG

•   Human rights risks/supply chain

•   Thomson Reuters Foundation

Board of Directors	• Periodic updates regarding ESG strategy and alignment with Thomson Reuters’ long-term business strategy • Material ESG risks
Audit Committee	• Overall reporting/disclosure processes related to ESG • Internal controls/procedures related to ESG • Finance initiatives related to ESG
HR Committee	• Employee diversity and inclusion initiatives related to ESG • Compensation considerations related to ESG • Defined benefit/defined contribution plan considerations related to ESG
Risk Committee	• ERM considerations related to ESG • AI and emerging technologies • Certain product/services risks and considerations related to ESG

Separate Chairman and CEO

The roles and responsibilities of the Chairman and the CEO of our company are separate to allow for more effective oversight and to hold management more accountable.

•

As Chairman, David Thomson seeks to ensure that the Board operates independently of senior management. The Chairman is responsible for chairing Board meetings, ensuring that the Board and its committees have the necessary resources to support their work (in particular, accurate, timely and relevant information), and maintaining an effective relationship between the Board and senior management.

•	As CEO, Steve Hasker is principally responsible for the management of the business and affairs of Thomson Reuters in accordance with the strategic plan and objectives approved by the Board.

Deputy Chairman

David Binet is the Board’s Deputy Chairman. The Deputy Chairman works collaboratively with the Chairman and assists the Chairman in fulfilling his responsibilities. The Deputy Chairman also engages in regular dialogue with the Chairman, the CEO and the Lead Independent Director to reinforce our culture of good governance; serves as an ambassador for Thomson Reuters; and performs additional duties as may be delegated to him by the Chairman or the Board from time to time.

Lead Independent Director

Michael E. Daniels was appointed as the Board’s Lead Independent Director on June 8, 2022, following the retirement of Vance Opperman from the Board. Among other things, responsibilities of our Lead Independent Director include chairing meetings of the independent directors; in consultation with the Chairman, Deputy Chairman and CEO, approving meeting agendas for the Board; as requested, advising the CEO on the quality, quantity, appropriateness and timeliness of information sent by management to the Board; and being available for consultation with the other independent directors as required.

Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders    Page 45

Position Descriptions

Position descriptions for the Chairman, the chair of each committee and the Lead Independent Director have been approved by the Board and help ensure the independent operations of the Board and its committees.

Meetings with and without the CEO/Management

At or near the beginning of each meeting, the Board has an “in-camera” session with the CEO, but no other members of management. This is intended to give the CEO an opportunity to discuss his objectives for the day’s meeting, and for directors to express preliminary observations based on their prior review of meeting materials. This permits a more effective use of time in the Board meeting. A similar session is held with the CEO at the end of the meeting, followed by a meeting of the Board without the CEO or other members of management present. Board committees also utilize “in-camera” meetings for discussions without the CEO or members of management present.

Meetings of Independent Directors

As part of each Board meeting, our independent directors meet as a group without the CEO and without the directors affiliated with Woodbridge. These meetings are chaired by the Lead Independent Director. The Lead Independent Director develops the agenda for these meetings, although discussion has not been limited to it. The agenda generally addresses any issues that might be specific to a public corporation with a controlling shareholder. The Lead Independent Director reports to the Chairman, Deputy Chairman and the CEO on the substance of these meetings to the extent that action is appropriate or required. Seven meetings of the independent directors took place in 2022, four of which were presided over by Vance Opperman, and three of which were presided over by Michael E. Daniels.

Company Secretary

Jimma Elliott-Stevens is also Interim Company Secretary to the Board. Directors have access to the advice and services of the Interim Company Secretary.

Access to Management and Professional Advisors

The Board has access to members of management and professional advisors. The Board and its committees may invite any member of senior management, employee, outside advisor or other person to attend or report at any of their meetings. The Board and any of its committees may retain an outside independent professional advisor at any time at the expense of our company and have the authority to determine the advisor’s fees and other retention terms. Individual directors may retain an outside independent professional advisor at the expense of our company subject to notifying the Corporate Governance Committee in advance.

The HR Committee retains an independent consulting firm to advise it on compensation matters relating to senior management. The independent consulting firm also reviews executive compensation programs and provides guidance and analysis on plan design and market trends and practices.

The HR Committee also utilizes and relies on market survey data provided by a consulting firm regarding executive compensation for organizations of comparable size and scope with which Thomson Reuters is most likely to compete for executive talent. Additional information is provided in the “Compensation Discussion and Analysis” section of this circular.

Delegation of Authority

To clarify the division of responsibility between the Board and management, the Board has adopted a delegation of authority policy. This policy delegates certain decision-making and operating authority to senior management and has been adopted by the Board to enhance our internal controls and allow management appropriate flexibility to deal with certain matters without obtaining specific Board approval. The Board also delegates certain responsibilities to the Audit Committee, Corporate Governance Committee, HR Committee and Risk Committee, and oversees the committees’ fulfillment of their responsibilities. The responsibilities of each committee are described in more detail below.

Page 46    Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders

Director Attendance

The Board meets regularly in order to discharge its duties effectively. Directors are expected to attend all meetings of the Board including committee meetings, if applicable, and annual meetings of shareholders. The following table provides information about the number of Board and committee meetings in 2022.

Number of Meetings

Board	7

Audit Committee	8

Corporate Governance Committee	6

HR Committee	6

Risk Committee	4

Five of the Board’s seven meetings in 2022 were regularly scheduled. Four of the Board’s regularly scheduled meetings was held in person and one was held virtually. The Board also held two special meetings in 2022, which were both held virtually.

The following table sets forth the attendance of our directors at Board and committee meetings in 2022. In 2022, attendance for these individuals at all Board and committee meetings was approximately 99% and approximately 97%, respectively.

	Meetings Attended

Director	Board	% Board Attendance	Audit Committee	Corp. Governance Committee	HR Committee	Risk Committee	Committee Total	Total Meetings	Total%

David Thomson	7 of 7	100%	–	–	–	–	–	7 of 7	100%

Steve Hasker	7 of 7	100%	–	–	–	–	–	7 of 7	100%

Kirk Arnold	6 of 7	86%	–	6 of 6	6 of 6	4 of 4	16 of 16	22 of 23	96%

David W. Binet	7 of 7	100%	–	6 of 6	6 of 6	4 of 4	16 of 16	23 of 23	100%

W. Edmund Clark, C.M.	7 of 7	100%	–	6 of 6	6 of 6	–	12 of 12	19 of 19	100%

Laverne Council	7 of 7	100%	7 of 8	–	–	2 of 2	9 of 10	16 of 17	94%

Michael E. Daniels	7 of 7	100%	6 of 8	6 of 6	4 of 6	3 of 4	19 of 24	26 of 31	84%

Kirk Koenigsbauer	7 of 7	100%	4 of 4	–	2 of 2	4 of 4	10 of 10	17 of 17	100%

Deanna Oppenheimer	7 of 7	100%	8 of 8	6 of 6	–	–	14 of 14	21 of 21	100%

Simon Paris	7 of 7	100%	8 of 8	2 of 2	–	2 of 2	12 of 12	19 of 19	100%

Kim M. Rivera	7 of 7	100%	8 of 8	–	–	4 of 4	12 of 12	19 of 19	100%

Barry Salzberg	7 of 7	100%	8 of 8	6 of 6	–	4 of 4	18 of 18	25 of 25	100%

Peter J. Thomson	7 of 7	100%	–	–	6 of 6	–	6 of 6	13 of 13	100%

Beth Wilson	3 of 3	100%	4 of 4	–	1 of 2	–	5 of 6	8 of 9	89%

Former Directors

Vance Opperman	4 of 4	100%	4 of 4	4 of 4	4 of 4	2 of 2	14 of 14	18 of 18	100%

Wulf von Schimmelmann	4 of 4	100%	–	4 of 4	4 of 4	–	8 of 8	12 of 12	100%

Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders    Page 47

Controlled Company

Our company is a “controlled company” as a result of Woodbridge’s ownership.

Thomson Reuters’ corporate governance practices include the following, which we believe are best practices for a Canadian public company with a controlling shareholder:

•   No members of the day-to-day Thomson Reuters executive leadership team are related to, or otherwise affiliated with, Woodbridge.

•   Woodbridge beneficially owns common shares that have one vote per share. Thomson Reuters has not issued a separate class of shares to Woodbridge with super-voting rights.

•   The Thomson Reuters Board of Directors is comprised of a majority of independent directors and the number of directors affiliated with Woodbridge is lower than the proportion of common shares controlled by it. Woodbridge’s beneficial ownership as of April 21, 2023 was approximately 69% of our common shares and its representatives on the Thomson Reuters Board will comprise approximately 29% of our directors if all 14 director nominees are elected at the meeting.

•   As David Thomson is the Chairman of the Board, we have a separate Lead Independent Director.

•   As part of each Board meeting, the independent directors meet separately without management or Woodbridge-affiliated directors present.

•   All committees are comprised of a majority of independent directors (other than the Audit Committee, which is 100% independent directors).

•   The Board has an effective and transparent process to deal with related party transactions or conflicts of interest between Thomson Reuters and Woodbridge or directors affiliated with Woodbridge. The Corporate Governance Committee of our Board utilizes a policy for considering related party transactions that may take place between our company and Woodbridge, with any committee members related to Woodbridge abstaining from voting. In addition, any transactions between Woodbridge and our company are subject to public disclosure and other requirements under applicable Canadian securities laws.

The NYSE corporate governance listing standards require a listed company to have, among other things, solely independent directors on its compensation committee and nominating/corporate governance committee. A “controlled company” (as defined by the NYSE) is a company of which more than 50% of the voting power is held by an individual, group or another company and is exempt from these requirements.

Supplemental guidelines issued by the Canadian Coalition for Good Governance (CCGG) address controlled companies. A “controlled company” (as defined by CCGG) includes corporations with a controlling shareholder who controls a sufficient number of shares to be able to elect the board of directors or to direct the management or policies of the corporation.

While a majority of members of each of the Corporate Governance Committee and the HR Committee of our company are independent, the Board believes it is appropriate for David Binet, Ed Clark and Peter Thomson, who are not considered to be independent under applicable rules because of their affiliation with Woodbridge, to serve on these committees and has approved our reliance on the NYSE’s controlled company exemption to do so. CCGG has stated that it believes it is appropriate for directors who are related to the controlling shareholder to sit on these committees to bring the knowledge and perspective of the controlling shareholder to executive compensation, appointments and Board nominations.

No directors affiliated with Woodbridge serve on our Audit Committee, which is required to have solely independent directors.

A majority of members of the Risk Committee are also independent.

Page 48    Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders

Board Committees

This section provides information about the Board’s four committees (Audit, Corporate Governance, HR and Risk), including each committee’s responsibilities, members and activities in 2022. Additional information about each committee is provided below. David Thomson (Chairman of the Board) and Steve Hasker (President and CEO) are not members of any of the Board’s committees. David Thomson regularly attends HR Committee meetings as a guest and Steve Hasker is regularly invited to attend all committee meetings in his capacity as President and CEO.

The following table sets forth the current membership of our four Board committees as of April 21, 2023.

Committee Membership

Name of Director	Audit	Corporate Governance	HR	Risk

Kirk E. Arnold		✓	✓	✓ (Chair)

David W. Binet		✓	✓	✓

W. Edmund Clark, C.M.		✓	✓ (Chair)

LaVerne Council	✓			✓

Michael E. Daniels	✓	✓ (Chair)	✓	✓

Kirk Koenigsbauer			✓	✓

Deanna Oppenheimer	✓	✓

Simon Paris	✓	✓		✓

Kim M. Rivera	✓			✓

Barry Salzberg	✓ (Chair)	✓		✓

Peter Thomson			✓

Beth Wilson	✓		✓

Total	7	7	7	8

Each of the Board’s committees has a charter. The charters are reviewed annually by the relevant committee and the Corporate Governance Committee. These charters and a committee chair position description are publicly available at www.tr.com.

Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders    Page 49

Audit Committee

Responsibilities

The Audit Committee is responsible for assisting the Board in fulfilling its oversight responsibilities in relation to:

•	the integrity of financial statements and other financial information relating to our company;

•	the qualifications, independence and performance of the independent auditor (PricewaterhouseCoopers LLP);

•	the adequacy and effectiveness of our internal control over financial reporting and disclosure controls and procedures;

•	the effectiveness of the internal audit function;

•	the overall assessment and management of risk; and

•	any additional matters delegated to the Audit Committee by the Board.

In the course of fulfilling its mandate, the Audit Committee focused on several topics in 2022, which are reflected in the work plan below.

2022 Primary Audit Committee Activities

•   Review and discuss the company’s annual and quarterly consolidated financial statements and related MD&A;

•   Review and approve our earnings press releases which include financial results and financial outlooks;

•   Discuss the company’s disclosures related to ESG;

•   Receive periodic updates regarding the company’s finance operations;

•   Receive periodic updates from our Corporate Compliance and Audit Department on the internal audit plan and process, internal control over financial reporting and fraud-related matters;

•   Receive periodic updates from senior management on financial risk topics such as tax, treasury and accounting;

•   Review the scope and plans for the audit of our company’s financial statements;

•   Review and approve the company’s non-audit services policy as well as certain non-audit services proposed to be provided by PricewaterhouseCoopers LLP;

• Review and approve fees to be paid to PricewaterhouseCoopers LLP for its services;

•   Discuss with PricewaterhouseCoopers LLP:

•   its independence from Thomson Reuters (and receiving disclosures from PricewaterhouseCoopers LLP in this regard);

•   all critical accounting policies and practices used or to be used by Thomson Reuters;

•   all alternative treatments of financial information within IFRS that have been discussed with management, ramifications of the use of such alternative treatments and the treatment preferred by the auditor; and

• all other matters required to be communicated under PCAOB.

Financial Literacy

All members of the Audit Committee are financially literate in accordance with applicable Canadian and U.S. securities rules. Barry Salzberg and Beth Wilson each qualify as an “audit committee financial expert” (within the meaning of applicable SEC rules) and meet applicable tests for accounting or related financial management expertise within the meaning of NYSE listing standards.

Page 50    Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders

Audit Committee Members’ Education and Experience

The following summarizes the education and experience of each director nominee who is a member of the Audit Committee that is relevant to the performance of his or her responsibilities.

Audit Committee Member	Education/Experience

Barry Salzberg (Chair)

•   Former Global Chief Executive Officer of Deloitte Touche Tohmatsu Limited

•   Former Professor at Columbia Business School

•   Degree in accounting from Brooklyn College, JD from Brooklyn Law School and LLM in Tax from New York University

LaVerne Council	• MBA and bachelor’s degree in business administration • Member of CONMED Corporation board of directors and audit committee • Member of Concentrix Corporation board of directors and audit committee

Michael E. Daniels

•   More than 25 years of executive experience at IBM

•   Former member of the Tyco International Ltd. audit committee

•   Member of SS&C Technologies Holdings, Inc. and Johnson Controls International plc boards of directors

Deanna Oppenheimer

•   Former Vice Chair of Global Retail Banking of Barclays PLC

•   Former President of Consumer Banking of Washington Mutual, Inc.

•   Former member of AXA Global Insurance audit committee

•   Former member of NCR Corporation audit committee

Simon Paris	• Chief Executive Officer of Finastra • Chair of the World Trade Board • Member of Everbridge, Inc. board of directors

Kim M. Rivera

•   Chief Legal Officer and Business Affairs Officer, OneTrust

•   Former President, Strategy and Business Management and Chief Legal Officer of HP Inc.

•   Supported audit committees of two publicly traded Fortune 500 companies

Beth Wilson

•   Vice-Chair of the Chartered Professional Accountants of Canada

•   Former audit partner and Managing Partner at KPMG

•   Former Chief Executive Officer of Dentons Canada LLP

•   Audit Committee Chair at The Hospital for Sick Children and Woodgreen Foundation

•   Member of Power Corporation of Canada and IGM Financial Inc. audit committees

•   Bachelor of Commerce degree from University of Toronto and a Certified Professional Accountant in good standing with the Chartered Professional Accountants of Ontario

Financial Reporting

The Audit Committee meets to discuss and review our:

•	annual and quarterly earnings releases; and

•	annual and quarterly management’s discussion and analysis (MD&A) and related financial statements.

As is customary for a number of global multinational companies, the Board has delegated review and approval authority to the Audit Committee for our quarterly earnings releases, MD&A and financial statements. Following the Audit Committee’s recommendation, the full Board reviews and approves our annual MD&A and annual audited financial statements, as required by applicable law.

Prior to an Audit Committee meeting at which draft financial reporting documents will be discussed, a draft is distributed to the members of the Audit Committee for review and comment. The CFO and the Chief Accounting Officer and a representative from the independent auditor meet with the Chair of the Audit Committee to preview the audit-related issues which will be discussed at the Audit Committee meeting. At the Audit Committee meeting, the Chief Accounting Officer discusses the financial statements and disclosure matters and the Audit Committee members are given an opportunity to raise any questions or comments. The independent auditor also participates in the meeting. All directors are also provided with a draft and an opportunity to comment before or during the Audit Committee meeting. When the Audit Committee is satisfied with the disclosure, it provides its approval and the material is released.

For the annual report, a draft is distributed to the members of the Board in advance of a Board meeting for their review and approval. At the Board meeting, directors are given an opportunity to raise any questions or comments.

Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders    Page 51

Based upon the reports and discussions described in this circular, and subject to the limitations on the role and responsibilities of the Audit Committee in its charter, the Audit Committee recommended that our Board approve the filing of the audited consolidated financial statements and related MD&A and their inclusion in our annual report for the year ended December 31, 2022.

Independent Auditor

The Audit Committee is responsible for selecting, evaluating and recommending for nomination the independent auditor to be proposed for appointment or re-appointment. The Audit Committee recommended that PricewaterhouseCoopers LLP be re-appointed as our independent auditor to serve until our next meeting of shareholders in 2024 and that our Board submit this appointment to shareholders for approval at the 2023 annual and special meeting of shareholders. In connection with recommending PricewaterhouseCoopers LLP, the Audit Committee considered the firm’s provision of services to Thomson Reuters over the last year, including the performance of the lead audit engagement partner and the audit team. The Audit Committee also reviewed the appropriateness of PricewaterhouseCoopers LLP’s fees in relation to the size of Thomson Reuters and its global footprint. The Audit Committee continues to be satisfied with PricewaterhouseCoopers LLP’s performance and believes that its continued retention as independent auditor is in the best interests of Thomson Reuters and its shareholders.

Throughout the year, the Audit Committee evaluates and is directly responsible for our company’s relationship with PricewaterhouseCoopers LLP. The Audit Committee appoints PricewaterhouseCoopers LLP as our independent auditor after reviewing and approving its engagement letter. The Audit Committee also determines PricewaterhouseCoopers LLP’s fees.

The Audit Committee and representatives from PricewaterhouseCoopers LLP meet several times during the year. In 2022, representatives from PricewaterhouseCoopers LLP attended each Audit Committee meeting and met with the Audit Committee in separate sessions.

PricewaterhouseCoopers LLP is accountable to the Audit Committee and reports directly to the Audit Committee.

On an annual basis, before PricewaterhouseCoopers LLP issues its report on our company’s annual financial statements, the Audit Committee:

•

Confirms that PricewaterhouseCoopers LLP has submitted a written statement describing all of its relationships with Thomson Reuters that, in PricewaterhouseCoopers LLP’s professional judgment, may reasonably be thought to bear on its independence;

•	Discusses any disclosed relationships or services, including any non-audit services, that PricewaterhouseCoopers LLP has provided to Thomson Reuters that may affect its independence;

•

Obtains written confirmation from PricewaterhouseCoopers LLP that it is independent with respect to Thomson Reuters within the meaning of the Rules of Professional Conduct adopted by the Ontario Institute of Chartered Accountants and the standards established by the Public Company Accounting Oversight Board; and

•	Confirms that PricewaterhouseCoopers LLP has complied with applicable law with respect to the rotation of certain members of the audit engagement team for Thomson Reuters.

The Audit Committee has also adopted a policy regarding its pre-approval of all audit and permissible non-audit services provided to our company by PricewaterhouseCoopers LLP.

•	The policy gives detailed guidance to management as to the specific types of services that have been pre-approved by the Audit Committee.

•	The policy requires the Audit Committee’s specific pre-approval of all other permitted types of services that have not already been pre-approved.

The Audit Committee’s charter allows the Audit Committee to delegate to one or more members the authority to evaluate and approve engagements in the event that the need arises for approval between Audit Committee meetings. Pursuant to this charter provision, the Audit Committee has delegated this authority to its Chair. If the Chair approves any such engagements, he must report his approval decisions to the full Audit Committee at its next meeting. For the year ended December 31, 2022, none of the audit-related, tax or all other fees of Thomson Reuters described above made use of the de minimis exception to pre-approval

Page 52    Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders

provisions contained in Rule 2-01(c)(7)(i)(c) of SEC Regulation S-X and Section 2.4 of the Canadian Securities Administrators’ Multilateral Instrument 52-110 (Audit Committees).

Internal Audit and Internal Control Over Financial Reporting

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with international financial reporting standards. Our company has adopted the Committee of Sponsoring Organizations of the Treadway Commission guidance for implementing our internal control framework as part of compliance with the Sarbanes-Oxley Act and applicable Canadian securities law.

The Corporate Compliance and Audit department of our company, which performs an internal audit function, prepares and oversees the overall plan for our internal control over financial reporting.

Each year, Corporate Compliance and Audit identifies certain processes, entities and/or significant accounts to be within the scope of its internal control focus areas and testing for the year. In determining the proposed scope of its annual internal audit plan, the Corporate Compliance and Audit department identifies, assesses and prioritizes risk to Thomson Reuters and considers both quantitative and qualitative factors.

In the first quarter of 2022, Corporate Compliance and Audit presented an annual internal audit plan to the Audit Committee for its review and approval. The Head of Corporate Compliance and Audit met with the Chair of the Audit Committee to preview the internal audit and internal controls matters which were to be discussed at each Audit Committee meeting. The Head of Corporate Compliance and Audit then provided updates to the Audit Committee at meetings throughout the year. During the second half of 2022, the Corporate Compliance and Audit department tested applicable controls in order to achieve compliance with the required year-end evaluation of the effectiveness of the internal control system.

Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2022. In February 2023, the Audit Committee reviewed and discussed with management its assessment and report on the effectiveness of our internal control over financial reporting as of December 31, 2022. The Audit Committee also reviewed and discussed with PricewaterhouseCoopers LLP its review and report on the effectiveness of our internal control over financial reporting.

The Head of the Corporate Compliance and Audit department reports directly to the Audit Committee (with a dotted line reporting relationship to our CFO).

Disclosure and Communications Controls and Procedures

We have adopted disclosure controls and procedures to ensure that all information required to be disclosed by us in reports and filings with Canadian and U.S. securities regulatory authorities and stock exchanges and other written and oral information that we publicly disclose is recorded, processed, summarized and reported accurately and within the time periods specified by rules and regulations of the securities regulatory authorities. These disclosure controls and procedures are also designed to ensure that this information is accumulated and communicated to management (including the CEO and CFO), as appropriate, to allow timely decisions regarding required disclosure. The Audit Committee receives an annual update from management regarding the adequacy and effectiveness of our disclosure controls and procedures, including the role and responsibilities of management’s disclosure committee.

As required by applicable Canadian and U.S. securities laws, our CEO and CFO provide certifications that they have reviewed our annual and quarterly reports, that the reports contain no untrue statements or omissions of material facts and that the reports fairly present our financial condition, results of operations and cash flows. In addition, the CEO and CFO make certifications regarding our disclosure controls and procedures and internal control over financial reporting. Our CEO and CFO concluded that our disclosure controls and procedures were effective as of December 31, 2022.

Risk Assessment and Management

The Audit Committee continues to discuss Thomson Reuters’ guidelines and policies that govern the overall process by which risk assessment and risk management is undertaken at the company. As part of this oversight role, the Audit Committee periodically reviews reports from or meets with the Risk Committee regarding the company’s processes for assessing and managing risk. Risk

Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders    Page 53

topics not otherwise assigned to the Audit Committee or the HR Committee are overseen by the Risk Committee, and the Corporate Governance Committee oversees the division of responsibilities between the Board and its committees. As part of this division of responsibilities, the Audit Committee discusses the company’s major financial risk exposures and the steps that management has taken to monitor and control such exposures. As part of its financial risk management oversight responsibilities, the Audit Committee met with management in 2022 to discuss treasury risk management and the external tax environment.

Whistleblower Policy

The Audit Committee has adopted procedures for the receipt, retention and treatment of complaints received by our company regarding accounting, internal accounting controls, auditing matters, and disclosure controls and procedures, as well as procedures for the confidential, anonymous submission of concerns by our employees regarding questionable accounting, internal accounting controls, auditing matters or disclosure controls and procedures. These procedures are set forth in the Thomson Reuters Code of Business Conduct and Ethics, which is described earlier in this circular.

Corporate Governance Committee

The Corporate Governance Committee is responsible for assisting the Board in fulfilling its oversight responsibilities in relation to:

•	our company’s overall approach to corporate governance;

•	the size, composition and structure of the Thomson Reuters Board and its committees, including the nomination of directors;

•	orientation and continuing education for directors;

•	related party transactions and other matters involving actual or potential conflicts of interest; and

•	any additional matters delegated to the Corporate Governance Committee by the Board.

The following table provides an overview of the Corporate Governance Committee’s work plan for 2022.

2022 Primary Corporate Governance Committee Activities

•   Review size, composition and structure of the Board and its committees for effective decision-making, including new committee members

•   Board succession planning (which includes Board diversity)

•   Report from the Lead Independent Director on the results of his interviews with directors

•   Assess director independence, financial literacy and audit committee financial expert status

•   Nominate directors for the annual meeting

•   Review director compensation and structure

•   Review corporate governance disclosure for draft proxy circular and virtual AGM format

•   Review corporate governance guidelines and committee charters

•   Review committee composition and chairs

•   Review external analysis of proxy circular and other shareholder group assessments

•   Discuss the company’s approach to ESG

•   Review compliance with Thomson Reuters Trust Principles

•   Report on effectiveness of Thomson Reuters Code of Business Conduct and Ethics

•   Review D&O insurance and indemnification

Periodically

•   Review orientation and continuing education initiatives for directors

•   Review position descriptions for Board

•   Review related party transactions and conflicts of interest

•   Monitor developments in corporate governance and recommend appropriate initiatives as part of overall approach to governance

•   Consider agendas for meetings of independent directors

•   Review Board and CEO expenses

•   Review delegation of authority

•   Review share ownership expectations and compliance

•   Approve any waivers of Code of Business Conduct and Ethics

•   Monitor relationships between senior management and the Board

•   Be available as a forum for addressing the concerns of individual directors

Director Qualifications, Recruitment, Board Size and Appointments

The Corporate Governance Committee is responsible for assessing the skills and competencies of current directors, their anticipated tenure and the need for new directors. The Corporate Governance Committee retains a professional search firm to assist it in identifying and evaluating potential director candidates. Through its search firm, the Corporate Governance Committee maintains an evergreen list of potential director candidates.

The Corporate Governance Committee recommends candidates for initial Board membership and Board members for re-nomination. Recommendations are based on character, integrity, judgment, skills and competencies, business experience, record of achievement and any other attributes that would enhance the Board and overall management of the business and affairs of our company.

Diversity is among these other attributes as the Corporate Governance Committee believes that having a diverse Board enhances Board operations. While the Corporate Governance Committee focuses on finding the best qualified candidates for the Board, a

Page 54    Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders

nominee’s diversity may be considered favorably in his or her assessment. In 2020, our company’s Corporate Governance Guidelines were updated and currently reflect that for purposes of those guidelines, diversity includes business experience, thought, style, culture, gender, geographic background, race, visible minorities, national origin, Indigenous persons, religion, gender identity and expression, sexual orientation, disability, age and other personal characteristics.

In identifying candidates for appointment, election or re-election, the Board and the Corporate Governance Committee specifically consider the level of representation of women on the Board.

In April 2022, the Board formalized an objective that at least 30% of its members should be women. This was a goal that the Board had been working towards in previous years. The Board met this goal at its 2022 annual meeting. Five of the 14 director nominees proposed for election (approximately 36%) at this year’s meeting are women and two director nominees have self-identified as racially or ethnically diverse. Thomson Reuters is also a member of the 30% Club Canada, which has a goal of at least 30% representation of women on all boards and in C-suites by 2022.

Director Orientation

All new directors are provided with an orientation in connection with their election or appointment to the Board, which includes:

•	Induction materials describing our business, our corporate governance structure and related policies and information; and

•	Meetings with the Chairman, Lead Independent Director, CEO, CFO and other executives.

The Board’s secure website, management reports and other means of communication also provide directors with information to ensure their knowledge and understanding of our business remain current.

Largely in connection with Board and committee meetings, members of senior management prepare memoranda and presentations on strategic and operating matters which are distributed to the directors. These Board papers are often prepared in connection with matters that require director approval under our policies or applicable law and are also used to inform the directors about developments that senior management believe should be brought to the directors’ attention. The Board also periodically receives reports on other non-operational matters, including corporate governance, taxation, pension and treasury matters.

Continuing Education

The Corporate Governance Committee is responsible for confirming that procedures are in place and resources are made available to provide directors with appropriate continuing education opportunities.

Our directors are members of the National Association of Corporate Directors (NACD) and the company pays the cost of that membership. NACD membership provides directors with access to insights, analytics, courses and events.

To facilitate ongoing education, the directors are also entitled to attend external continuing education opportunities at the expense of Thomson Reuters.

As part of our continuing education programs for directors, we previously provided members of the Audit Committee with access to Thomson Reuters’ Checkpoint Learning business, which offers a series of self-directed, online courses and instructor-led webinars and seminars. Courses cover topics such as accounting, auditing, ethics, finance, tax and technology.

The following table summarizes some of the education sessions provided to our directors in 2022:

Month	Topic/Subject	Attendees	Presenter(s)
February	Executive compensation risks	HR Committee	FW Cook (external compensation consultant)
March	Compliance update	Risk Committee	Thomson Reuters Chief Compliance Officer
	Disclosure controls and procedures update	Audit Committee	Thomson Reuters internal legal counsel
June	ESG update	Audit Committee	PwC (independent auditor)
September	Executive compensation trends and developments	HR Committee	FW Cook (external compensation consultant)
October	Legal and compliance update	Board	Thomson Reuters Chief Legal Officer
November	Global risk landscape overview and tabletop exercise	Risk Committee	Thomson Reuters Head of Risk and Compliance
Quarterly	Tax updates	Audit Committee	Thomson Reuters Head of Tax
Quarterly	Accounting updates	Audit Committee	Thomson Reuters Chief Accounting Officer

Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders    Page 55

Site Visits

In January 2023, the Corporate Governance Committee facilitated a visit by directors to the Thomson Reuters office in Mexico City, Mexico, our new global center. The Board coordinates the timing of these site visits to coincide with regularly scheduled Board meetings. This allows the directors to participate in the site visit at the same time and then attend a Board meeting as part of one trip. The visits are designed to:

•	Enable directors to update themselves on our key businesses, products and services;

•	Provide an opportunity for directors to interact with key executives, high potential talent and customers; and

•	Give a broader selection of current and future executives the opportunity to meet directors.

Feedback on this program from directors and location hosts has been positive and it is expected to continue in the future.

Board Effectiveness Review

The Corporate Governance Committee, together with the Lead Independent Director, reviews the effectiveness of the Board, its committees and individual directors annually. As part of the process, each director is required to complete a detailed questionnaire which includes an individual self-assessment and an assessment of the Board and each committee they are a member of. Thomson Reuters General Counsel’s Office collects the completed questionnaires and summarizes the results in a report to the Lead Independent Director. The Lead Independent Director then meets individually with each independent and non-independent director to discuss the results of the assessments.

The Lead Independent Director initially discusses the outcome of the assessments and his interviews with the Corporate Governance Committee and then an update is provided to the Board. The Corporate Governance Committee may make recommendations to the Board to improve the effectiveness of the Board in light of the results of the assessments. The Lead Independent Director most recently provided an update to the Corporate Governance Committee and the Board in March 2023.

The Corporate Governance Committee reviews the adequacy of the assessment process and the questionnaires periodically to take into account new trends and best practices.

Annually, the Board also reviews its responsibilities by assessing our corporate governance guidelines and each committee of the Board performs an annual review of its charter. The Corporate Governance Committee also reviews various position descriptions on an annual basis.

The Corporate Governance Committee believes that each director continues to be effective and that each director has demonstrated a commitment to his or her role on the Board and its committees. Based on the Corporate Governance Committee’s recommendations, the Board recommends that all of the director nominees be elected at the meeting to be held on June 14, 2023, as each of them is expected to bring valuable skills and experience to the Board and its committees.

Conflicts of Interest and Transactions Involving Directors or Officers

In the case of any potential or actual conflict of interest, each director is required to inform the Board and executive officers are required to inform the CEO. We also ask our directors and executive officers about potential or actual conflicts of interest in annual questionnaires. Our policies on conflicts of interest are reflected in our Code of Business Conduct and Ethics, our Corporate Governance Guidelines and in supplemental guidance approved by the Board.

Unless otherwise expressly determined by the Board or relevant committee of the Board, a director who has a conflict of interest in a matter before the Board or such committee must not receive or review any written materials related to the conflict subject area, nor may the director attend any part of a meeting during which the matter is discussed or participate in any vote on the matter, except where the Board or the applicable committee has expressly determined that it is appropriate for him or her to do so.

If a director has a significant, ongoing and irreconcilable conflict, voluntary resignation from the Board or the conflicting interest may be appropriate or required.

Page 56    Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders

Related Party Transactions Policy

Under our current related party transactions policy, the disinterested members of the Corporate Governance Committee or an independent body of the Board conducts a reasonable prior review and oversight of related party transactions for potential conflicts of interests and will only approve such a transaction if it is determined that the transaction is in the best interests of Thomson Reuters and its stakeholders.

If it is not possible to convene a meeting of the Corporate Governance Committee to review and approve any such transaction in advance, then the Chair of the Corporate Governance Committee will consider whether the related party transaction is appropriate and, if so, will approve it. Any such transaction will be subject to ratification by the Corporate Governance Committee at its next regularly scheduled meeting.

An “independent special committee” of the Board shall be established in connection with related party transactions when required pursuant to applicable Canadian law or otherwise determined to be advisable.

The company’s related party transactions policy includes various considerations for reviewing the relevant facts and circumstances of transactions and includes a set of related party transactions that are pre-approved for purposes of the policy.

A director who may not be considered independent for purposes of a related party transaction (e.g., a director, including any immediate family member, is a party to or has a potential conflict of interest in a proposed related party transaction, or has a material interest in any related party transaction or in a party to a related party transaction) is to disclose that fact and provide all material information concerning the transaction to the Chair of the Corporate Governance Committee and the Chief Legal Officer and Company Secretary as soon as they become aware. Any such director must not receive or review any written materials or correspondence related to the conflict subject area, nor attend any part of a meeting during which the matter is discussed or participate in any vote on the matter, except where the disinterested members of the Corporate Governance Committee have expressly determined that it is appropriate for him or her to do so.

All related party transactions that are required to be disclosed pursuant to Canadian law shall be disclosed in Thomson Reuters’ applicable filings with the Canadian securities regulatory authorities and/or the SEC.

For more information about related party transactions in the last two years, please see the management’s discussion and analysis (MD&A) section of our 2022 annual report.

HR Committee

The HR Committee is responsible for assisting the Board in fulfilling its oversight responsibilities in relation to:

•	the selection and retention of senior management;

•	planning for the succession of senior management;

•	talent and professional development for senior management;

•	the compensation of the CEO and other senior management and assessment of compensation risk;

•	human capital management;

•	the management of pension and significant benefit plans for employees; and

•	any additional matters delegated to the HR Committee by the Board.

The following table provides an overview of the HR Committee’s work plan for 2022.

2022 Primary HR Committee Activities

•   Review target compensation for executive officers

•   Evaluate the performance of the CEO and review of the evaluations of other executive officers

•   Approve 2021 annual incentive award payouts

•   Approve 2022 annual and long-term incentive award design, the mix of cash and equity compensation, the allocation of equity-based awards, and performance goals

•   Discuss 2023 annual and long-term incentive award design

•   Approve compensation disclosure in the annual management proxy circular

•   Discuss human capital management matters such as diversity and inclusion initiatives, talent, organizational health and culture and related ESG matters

•   Review succession planning

•   Review compensation program risk assessment

•   Review compensation trends and regulatory developments

•   Approve compensation peer group

•   Review equity share plan reserve analysis

•   Review “Say on pay” modeling and evaluate outcome of “Say on pay” vote

•   Review key global retirement plans

•   Review senior management’s share ownership guidelines

•   Review certain new senior executive hirings and terminations

Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders    Page 57

The following is a brief summary of the experience of each director nominee who is a member of the HR Committee that is relevant to the performance of his or her responsibilities.

HR Committee Member	Experience
W. Edmund Clark, C.M. (Chair)	• Former Group President and Chief Executive Officer of TD Bank Group • Familiarity with global compensation standards
Kirk E. Arnold

•   Chair of Ingersoll Rand Inc. compensation committee

•   Member of Trane Technologies PLC human resources and compensation committee

•   Member of the Board of Directors of The Predictive Index, a private software company focused on human resource engagement tools and leadership practices

•   Senior Lecturer at MIT Sloan School of Management, including teaching a course on compensation strategies

•   Former Chief Executive Officer of Data Intensity, Inc., Keane, Inc. and NerveWire

David W. Binet	• Former member of the Compensation Committee of CTV Globemedia • Secretary to the Thomson Reuters HR Committee for 12 years
Michael E. Daniels	• Over 25 years of executive experience at IBM • Familiarity with global compensation standards • Chair of Johnson Controls International plc compensation committee
Kirk Koenigsbauer	• Chief Operating Officer and Corporate Vice President at Microsoft Corporation. • Familiarity with global compensation standards
Peter J. Thomson	• Chair of Woodbridge and familiar with compensation programs at many companies • Familiarity with global compensation standards
Beth Wilson

•   Director at Woodgreen Foundation and IGM Financial Inc.

•   Former Chief Human Resources Officer at KPMG

•   Former Chief Executive Officer at Dentons LLP

•   Familiarity with global compensation standards

Compensation Planning

The HR Committee’s responsibilities include establishing, implementing and overseeing our compensation policies and programs. A detailed discussion of the HR Committee’s responsibilities in this area is provided in the “Compensation Discussion and Analysis” section of this circular.

CEO Performance Evaluation and Objectives Setting

The HR Committee assists the Board in setting objectives each year for the CEO. The HR Committee evaluates the performance of the CEO against these objectives at year end. The HR Committee reports to the full Board on the objectives for the forthcoming year and the performance against objectives in the preceding year. The HR Committee also maintains a written position description for the CEO.

Human Capital Management

Our human capital practices and initiatives are designed to attract, motivate and retain high quality and talented employees across all of our businesses who feel valued, are provided with opportunities to grow, and are driven to succeed. We focus on a variety of human capital topics that apply to our workforce, such as compensation and benefits, culture and employee engagement, talent acquisition/development, and diversity and inclusion. Over the last few years, oversight of human capital management has also been a greater focus area for our Board of Directors.

Starting in April 2022, most of our employees around the world began to transition to hybrid working arrangements, splitting their time between working from home and the office. We believe that a hybrid model provides the environment and resources to enable our teams and people to do their best work and grow. At the same time, we have maintained a focus on inclusive and equitable work and talent practices under this hybrid work arrangement, while also keeping in mind that many of our teams work across multiple locations and have colleagues who are fully remote.

The HR Committee plays a key role in overseeing talent management and succession planning strategies, with strong leadership from our CEO and Chief People Officer. As such, the HR Committee is regularly updated on the leadership development, and engagement of our employees. The HR Committee also partners with the CEO and the Chief People Officer in reviewing

Page 58    Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders

succession and developmental plans for executive management, critical talent and succession risk metrics, progress made over the year and plans for the upcoming year. The Board and management also engage in detailed succession planning discussions for all senior roles, and the principles employed at the senior-most levels of the organization are embraced by management throughout the entire organization.

In 2022, the Board, HR Committee and management also had several talent and culture discussions related to our Change Program.

While we voluntarily publish numerous human capital-related metrics and data in our securities filings and on our website (notably in our Social Impact & ESG Report), some metrics and data are not publicly disclosed due to competitive considerations.

For additional information regarding some of our human capital management initiatives, please see the “ESG” section of this proxy circular.

We expect that human capital management will continue to be an important focus area in the future for management and the Board because it ensures solid stewardship of our organization, supports important societal objectives, and is key to ensuring strategic advantage in the marketplace.

Risk Committee

The Risk Committee is responsible for assisting the Board in fulfilling its oversight responsibilities in relation to:

•

Thomson Reuters’ identification, assessment and management of enterprise risks, other than financial risks (which are overseen by the Audit Committee) or risks related to talent/employee matters (which are overseen by the HR Committee); and

•	any additional matters delegated to the Risk Committee by the Board.

In 2022, the Risk Committee met with senior management to review the company’s controls and policies regarding risk assessment and risk management, including the steps and process taken to monitor and control risks. As part of this review, senior management presented an overview of its 2022 ERM process to the Risk Committee. The overview reflected key risks identified by management and a proposed calendar of future meetings for “deep dive” reviews and discussions about specific risks (at the Board or committee level). While the Risk Committee oversees and manages our company’s framework policies and procedures with respect to risk identification, assessment and management, it is the responsibility of our CEO and senior management to identify, assess and manage our company’s risks through the design, implementation and maintenance of our ERM program. The Risk Committee’s responsibilities include reviewing and approving the ERM framework on an annual basis.

The following table provides an overview of the Risk Committee’s work plan for 2022.

2022 Primary Risk Committee Activities

•   Approve top 2022 ERM risks

•   Discuss cybersecurity, data protection controls, business continuity/disaster recovery systems and other information security matters

•   Oversee Thomson Reuters’ Change Program and discuss key technology and other risks related to Thomson Reuters’ Change Program

•   Discuss key risks related to macroeconomic and geopolitical environment, product stability, third party issues and competitors

•   Discuss key risks and business matters related to the company’s Risk, Fraud and Compliance businesses

•   Discuss legal and regulatory compliance risks that are not overseen by the Audit Committee

•   Discuss cybersecurity and risk oversight disclosure

•   Approve 2023 ERM framework

Periodically

•   Table-top exercises on topics such as cybersecurity

•   “Deep dives” on selected risk topics

•   Discuss reputational risks, other than those related to compliance with the Thomson Reuters Trust Principles, which are overseen by the Corporate Governance Committee

Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders    Page 59

Joint Audit Committee and Risk Committee Meetings

As part of the Board’s risk assessment and risk management oversight, the Audit Committee and the Risk Committee met jointly in March 2022 and November 2022 to discuss topics of interest to each committee. These meetings were held after one committee ended its own scheduled meeting, and prior to the start of the other committee’s own scheduled meeting. The joint committee meetings were co-chaired by Barry Salzberg (Audit Committee Chair) and Kirk Arnold (Risk Committee Chair).

The topics discussed by the joint committees were the following:

•	Review of the 2022 internal audit work plan;

•	Review of “Risk Factors” disclosure for the annual report and general review of the risk assessment process; and

•	Review of the company’s enterprise lead-to-cash program.

Page 60    Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders

About Our Independent Auditor

HIGHLIGHTS

•	We are proposing to re-appoint PricewaterhouseCoopers LLP (U.S.) as our independent auditor for another year until the 2024 annual meeting of shareholders.

The Board unanimously recommends that PricewaterhouseCoopers LLP (U.S.) be appointed as the auditor of our company, to hold office until the next annual meeting of shareholders. It is also recommended that the Board be authorized to fix the remuneration of PricewaterhouseCoopers LLP (U.S.).

The following table sets forth fees related to services rendered by PricewaterhouseCoopers LLP and its affiliates in 2022 and 2021.

(in millions of U.S. dollars)	2022	2021
Audit fees	$11.9	$11.5
Audit-related fees	2.0	1.3
Tax fees	1.3	2.5
All other fees	–	–
Total	$15.2	$15.3

The following are descriptions of fees for services rendered by PricewaterhouseCoopers LLP in 2022 and 2021.

Audit Fees

These audit fees were for professional services rendered for the audits of consolidated financial statements, reviews of interim financial statements included in periodic reports, audits related to internal control over financial reporting, statutory audits and services that generally only the independent auditor can reasonably provide, such as comfort letters and consents. These services included French translations of our financial statements, MD&A and financial information included in our interim and annual filings and prospectuses and other offering documents.

Audit-related Fees

These audit-related fees were for assurance and related services that are reasonably related to the performance of the audit or review of the financial statements and are not reported under the “audit fees” category above. These services included transaction due diligence, system pre-post implementation reviews, other attestation engagements, licensing of technical research material, audits of various employee benefit plans and agreed-upon procedures principally related to executive compensation reporting.

Tax Fees

Tax fees were for tax compliance, tax advice and tax planning. These services included the preparation and review of corporate tax returns, assistance with tax audits and transfer pricing matters, advisory services relating to federal, state, provincial and international tax compliance, and restructurings, mergers and acquisitions and divestitures.

All Other Fees

Fees disclosed in the tables above under the item “all other fees” were for services other than the audit fees, audit-related fees and tax fees described above.

Pre-approval Policies and Procedures

Information regarding our policy regarding pre-approval of all audit and permissible non-audit services is set forth in the corporate governance disclosure included earlier in this circular.

Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders    Page 61

Stakeholder Engagement

HIGHLIGHTS

•	We actively engage with our stakeholders throughout the year

•	We welcome feedback and input from our stakeholders

Thomson Reuters actively engages with its stakeholders on a variety of topics, including:

•	Financial performance

•	Corporate/growth strategy

•	Corporate governance

•	Executive compensation

•	Human capital management

•	Diversity and inclusion

•	Other ESG-related topics (as discussed further on the next page of this circular)

In 2022, stakeholder engagement was conducted by different leaders and groups across our company, including:

•	Investor Relations

•	Our CEO and CFO

•	Our Chief Communications Officer

•	Our Chief Legal Officer and Company Secretary

On a day-to-day basis, inquiries or other communications from stakeholders to management are answered by our Investor Relations and other Corporate departments or are referred to another appropriate person in our company.

Our earnings conference calls are broadcast live via webcast and are accessible to interested stakeholders, the media and members of the public.

At the annual meeting, shareholders are provided with an opportunity to ask questions to our Board, CEO, CFO and other members of senior management.

Our company also has meetings throughout the year with shareholders and other stakeholders, shareholder advocacy groups and financial analysts. In 2022, the former Lead Independent Director and the Chair of the Corporate Governance Committee met with representatives from CCGG to discuss governance, Board composition, succession and executive compensation. In 2022, we received a shareholder proposal in connection with last year’s annual meeting of shareholders. We received a new proposal from the same shareholder for consideration at this year’s meeting. In both instances, we engaged with a representative of the shareholder proponent prior to the meetings to better understand and discuss their requests and, following a constructive discussion with our company and based on our progress, ongoing work and commitments in this area, the shareholder agreed not to submit its proposal to a vote at last year’s meeting and this year’s meeting.

Shareholders and other stakeholders with questions about our company are encouraged to contact our Investor Relations department by e-mail at investor.relations@tr.com or by phone at 1.332.219.1046.

Shareholders and other interested parties may contact the Board or its non-management or independent directors as a group, or the directors who preside over their meetings, by e-mail at board@tr.com or by writing to them c/o Jimma Elliott-Stevens, Interim Chief Legal Officer and Company Secretary, Thomson Reuters, 333 Bay Street, Suite 300, Toronto, Ontario, M5H 2R2, Canada.

Page 62    Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders

ESG

HIGHLIGHTS

•	We manage our business for the long term and view programs that improve environmental, social and governance (ESG) through that lens

•	We consider ESG one important mechanism for sustained value creation, reinforcing the underlying health of our company now and beyond the horizon

Our company is dedicated to serving institutions and businesses that keep the wheels of commerce turning, uphold justice and taxation systems, fight fraud, support law enforcement and report on world events with impartiality, as an important source of unbiased news globally. In these and many other ways, we aspire to strengthen the foundations of society in partnership with our customers.

We pursue ESG initiatives because they contribute to value creation for our customers, employees, shareholders and other stakeholders. The Board and its committees oversee different ESG-related areas that are of the greatest importance to the organization and our stakeholders to achieve our long-term strategic objectives. Ultimately, though, our ESG-related initiatives require employees who take on responsibility for them and are empowered to achieve them. Subject matter experts lead the work, and senior executives are accountable for embedding programs in the business, for maximum impact and duration.

We now have greater cohesion to our ESG-related workstreams, which include sustainability, diversity and inclusion, community relations and volunteerism. ESG factors are considered in our ERM processes. The work of the Thomson Reuters Foundation also contributes to our ongoing ESG efforts.

Thomson Reuters understands that ESG measures are important to our stakeholders and drive positive impact on global issues. Conducting business in a principled manner – and transparently disclosing relevant targets and metrics related to our ESG programs – will not only allow our stakeholders to be informed on our progress, but also encourage others to lead.

We post a Social Impact & ESG Report annually on our website, www.tr.com/social-impact-report, which summarizes our strategy, includes stories of progress and tracks performance, tying our efforts to our business strategy and commercial expertise. The report highlights how we run our business with purpose, manage our sustainability goals, foster an inclusive workplace, and make a difference in communities through wider-ranging social impact programs pursuing access to justice, truth and transparency. We encourage you to review the Social Impact & ESG Report to gain a better understanding of our accomplishments and practices in these areas.

We believe that by uniting our technical capabilities with those of our customers in these areas, we will drive the greatest change. We also believe in the power of collaboration with the international business community, so we are signatories of the United Nations Global Compact (UNGC), a non-binding United Nations (U.N.) pact to encourage businesses and firms worldwide to adopt sustainable and socially responsible policies. We are actively partnering to advance the Sustainable Development Goals, particularly SDG 16 –Peace, Justice and Strong Institutions.

We are also aligned with the United Nations Guiding Principles on Business and Human Rights (UNGPs), which augment our longstanding commitment to the UNGC, the U.N. Declaration on Human Rights, and other international standards. The UNGPs are the global standard for preventing and addressing the risk of adverse impacts on human rights linked to business activity, and they provide the internationally accepted framework for enhancing standards and practices with regard to business and human rights.

Earlier this year, we completed our first ESG materiality assessment, an assessment that allows companies to identify and prioritize the ESG issues that are most likely to impact their business and stakeholders in the short and long-term. We used “double materiality” as our lens – which means we examined how material ESG topics affect our business and create or erode enterprise value as well as how material ESG risks and opportunities in our business could positively or negatively impact people, economies and the environment. We took a thorough approach engaging internal and external experts and stakeholders as well as benchmarking ourselves against our peers and leading companies.

Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders    Page 63

As part of our ESG materiality assessment, we also conducted a company-wide human rights impact assessment (HRIA) of our global operations, products, and services. In doing so, we sought to proactively manage actual and potential human rights impacts in order to mitigate risks to both Thomson Reuters and to stakeholder groups. The methodology for this assessment included desk-based research, internal and external stakeholder interviews, and detailed analysis and discussions of the findings. This process also included benchmarking ourselves against our peers and leading companies. This assessment examined potential impacts across stakeholder groups and helped us identify salient human rights risks which were then mapped against the expectations of the UNGPs, which now inform our human rights strategy and roadmap. Our commitment to respecting human rights throughout our operations will continue to guide our work and the recommendations from this comprehensive ESG assessment will continue to help us identify, assess, and proactively respond to salient and material risks across our enterprise. Our 2023 Social Impact & ESG Report, which we anticipate publishing in April 2023, will contain information on the key findings from the ESG materiality assessment and the HRIA.

Environmental Practices

Some of our environmental initiatives and accomplishments include the following:

•

Since 2021, we have sourced renewable energy for 100% of our operations. We have achieved this largely through the purchase of renewable power by matching our electricity usage with renewable energy credits acquired around the world. We are also working closely with our suppliers to drive lower emissions within our supply chain.

•

We joined the Science Based Targets Initiative (SBTi) in 2020, aligning to the most ambitious 1.5-degree Celsius pathway. Thomson Reuters is among a leading group of approximately 2,100 companies globally to have done so.

•

In 2020, we announced our commitment to targeting net-zero emissions by 2050. As of the end of 2021, we had reduced our Scope 1 and Scope 2 GHG emissions by 93% from our 2018 baseline and we are significantly ahead of our SBTI commitment. We will continue to measure and manage our own emissions and environmental impacts and continue to identify ways to further assess, monitor and improve our carbon footprint.

•

We continue to optimize our real estate portfolio utilization to adjust to market trends, business needs, and evolving ways of working. This is contributing to a decreased carbon footprint by reducing the number of office locations. The COVID-19 pandemic has also resulted in less business travel and increased use of more virtual and collaboration tools by our employees.

•

Our strategy to migrate more of our revenue to the cloud will help reduce our environmental footprint as we will be less reliant on energy use associated with company-managed data centers. We will take advantage of cloud hosting environments that utilize resources more efficiently and can be easily optimized to reduce waste.

•

Some of our content and other information products help our customers address climate change matters. For example, Practical Law includes a tracker covering key Biden Administration actions and initiatives on climate, energy and environmental issues and other resources related to climate change disclosures for U.S. public companies. The Thomson Reuters Institute also launched an ESG Resource Center which offers insights for corporations and governments around the world on the most pressing current and future issues concerning ESG topics.

Social Practices

Our values and culture

Thomson Reuters has a long history of being recognized as a leading employer. As we strive for continued progress, we appreciate being recognized for our work in this space, but we are acutely aware of the need to increase momentum. In 2022, our awards and recognitions included:

•	Canada’s Best Employers, Great Place to Work, Canada, Greater Toronto’s Top Employers, and Top 100 Employers in Canada

•	Best Employer for Diversity, Forbes

•	LinkedIn’s Top Companies

•	Best Places to Work for Disability Inclusion, Disability: IN

•	Human Rights Campaign Best Places to Work for LGBTQ Equality and 100% score, Human Rights Campaign’s Corporate Equality Index

In all our work, we uphold the Thomson Reuters Trust Principles, including that of integrity, independence and freedom from bias.

Page 64    Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders

Diversity and Inclusion

The way forward will be a diverse and inclusive one—for the customers and societies we serve, and for Thomson Reuters as a company. Diversity and Inclusion (D&I) is core to Thomson Reuters’ purpose and values. In 2022, we continued to make progress on D&I within Thomson Reuters in the face of significant change as a company. We remain committed to prioritizing D&I as a business imperative, continually improving the inclusiveness and equity of our employee experience for all colleagues and achieving our D&I goals.

In 2020, Thomson Reuters established aspirational goals for diversifying our senior leadership (director and above). In 2022, we continued to increase the representation of racially/ethnically diverse talent in senior leadership while the representation of women and Black employees in senior leadership remained flat year-over-year. As of April 21, 2023, 50% (5) of our current 10 executive officers are women and 30% (3) identify as racially/ethnically diverse.

Increased Black senior executive hiring—the result of focused efforts to establish relationships with senior Black talent and achieving diverse candidate slates for executive recruitment— was offset by attrition. Focused actions to support growth and improve retention include highlighting Black high potential talent in CEO talent reviews, stay interviews, career coaching and opportunity matching, and mentorship by executive team members. While we did not ultimately achieve our representation goals in 2022, we made meaningful progress and are re-committing to them in 2023.

The following table sets forth our diverse talent representation in 2020, 2021 and 2022, as well as our 2023 goals:

Goal	2020	2021	2022	2023 Goal
Women in senior leadership	39%	41%	41%	45%
Racially/ethnically diverse talent in senior leadership	14%	16%	18%	20%
Number of Black employees in senior leadership	32	37	38	60

Note – our racial/ethnically diverse representation and Black talent representation goals are only measured for the U.S. (including Puerto Rico), U.K., Canada, Brazil and South Africa.

Additional D&I initiatives we’d like to highlight from 2022 include:

•

Recruitment of entry-level Black talent through various universities and programs, including partnerships with Historically Black Colleges and Universities (HBCUs) and other local partners that support students of color (e.g., Page Education Foundation, P-TECH, Best Prep, and more). In addition, we have launched a new Black Internship Scheme (BIS) in the UK to foster the inclusion and advancement of employees that self-identify as Black or of African descent, promoted through our Thomson Reuters careers blog and a podcast, INTERNING;

•

Corporate partnerships with initiatives that promote the employability, development and visibility of underrepresented groups, including Ascend Canada, Ascend US, Black Professionals in Technology Network, Catalyst, Disability:IN, HACE (Hispanic Alliance for Career Enhancement) and Out&Equal;

•

Sponsorship of nine Business Resource Groups (BRGs), which play a critical role in driving awareness, understanding of diverse backgrounds and execution against our diversity and inclusion strategy. Current BRGs include: Asian Affinity Network, Black Employee Network, Disability Employee Network, Early Careers Network, Indigenous Peoples Network, Latino Employee Network, Pride at TR, Veterans Employee Network and Women at TR. Collectively, the BRGs span more than 70 chapters around the world, with the support of more than 150 volunteers leading them across the globe;

•

Training programs and innovative learning opportunities include: a “Breaking Bias” program that we launched to all employees globally in 2021 and reinforced in 2022, resulting in 66% global employee completion; and continued growth and expansion of Diverse Talent Academies (in partnership with McKinsey), which reached 220 racial and ethnically diverse talent that self-identify as Black, Latino, and Asian;

•	The “Count Me In” internal initiative, which grew our voluntary self-identification data by 10% in 2022 and deepened our talent insights; and

•

Expanded external reporting including disaggregated data on racial and ethnic representation and the introduction of additional diversity talent representation data, where available, for LGBTQ+, disability, and veterans.

Health and Wellbeing

The past few years have had a profound impact on all of us and our company has adjusted to new ways of working. The health and wellbeing of our employees is a priority for our leadership and we have put in place several initiatives related to mental, physical, financial and social wellbeing to support them.

Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders    Page 65

We recently launched a new “Flex My Way” program, which is a supportive workplace policy that promotes work-life balance and improved flexibility. Policies include flexible and hybrid working, caregiver paid time off, increased bereavement leave and work from anywhere for up to eight weeks per year (with up to four weeks in an authorized country and the remaining in your country of employment), sabbatical leave and flexible vacation in the US and Canada.

Our mental health resources include free access to an employee assistance program, a meditation app, mindfulness discussions, eLearning, month-long spotlights on mental health centered around two annual mental health days off (May and October), and People Leader Mindful Leadership training and resources on leading a mentally healthy workplace. We are also signatories to the Mindful Business Charter, where we have committed to creating practices and policies to rehumanize the workplace.

Our wellbeing offerings give employees access to physical, financial, and social resources, inclusive of learning opportunities, financial and legal counseling, resource guides, and individual counseling and coaching. We have committed to creating a healthy, safe and supportive workplace with monthly campaigns focused on spotlighting personal wellbeing resources and healthy workplace practices within our environment, building awareness to internal and external resources of support, promoting employee connection with personal story telling through our internal community channels such as organized chats and blog posts, involvement in business resource groups, and creating brave spaces where people can come together to support each other through crisis and events that are impacting our colleagues.

Community Impact

At Thomson Reuters, we have a shared responsibility to do business in ways that respect, protect and benefit our customers, our employees, our communities and our environment. To support this corporate value, we encourage employee volunteerism, provide financial and in-kind donations and offer corporate matches for employee donations.

Every year, Thomson Reuters provides 16 hours of paid volunteer time off (VTO) to every employee and provides an additional 20 hours of paid VTO to a subset of employees with law degrees to provide legal pro bono aid to nonprofit organizations. In 2022, our employees logged over 68,000 volunteer hours in total. Thomson Reuters employees have personal and professional skills that can help our communities address critical needs which, in turn, increases their knowledge about important social issues and develops a variety of relevant organizational skills. In addition to legal pro bono aid, we offer non-legal pro bono and skills-based volunteering opportunities including our IMPACTathon program and Pro Bono Projects program. In 2022, Thomson Reuters employees provided over 14,000 hours in total pro bono support to nonprofit organizations around the world. We also offer a corporate matching gifts program and a payroll giving option for employee donations. In 2022, donations from our employees together with corporate matches totaled nearly US$1.4 million to over 1,400 nonprofits in a dozen different countries.

Finally, we provide some of our products and services free of charge to various not-for-profit organizations to support their initiatives. For example, Thomson Reuters has provided access to our CLEAR product to the National Center for Missing and Exploited Children since 2010. We also provide our Westlaw, Practical Law and HighQ products to various not-for-profit organizations.

The Thomson Reuters Foundation

The Thomson Reuters Foundation works to protect media freedom, foster more inclusive economies, and raise awareness of human rights issues.

The Foundation combines its unique media and legal expertise to drive change through a number of services, including its journalists who report from the ground in more than 70 countries. It also offers media development and support to independent journalism, facilitates free legal assistance to NGOs and social enterprises around the world, and hosts opportunities for cross-sector collaboration including its annual human rights forum Trust Conference. Its mission is to inspire collective leadership, empowering people to shape free, fair, and informed societies.

Additional information on the Foundation can be found at www.trust.org.

Governance Practices

Our Board and its committees oversee ESG initiatives, as discussed in the “Corporate Governance Practices” section of this circular. The Corporate Governance Committee of the Board of Directors evaluates our ESG strategy and progress and is updated on a quarterly basis by our management. We remain committed to our values and ethics through our governance practices, which include our Code of Business Conduct and Ethics.

Page 66    Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders

Advisory Resolution on Executive Compensation (Say On Pay)

HIGHLIGHTS

•	We are proposing a non-binding advisory “say on pay” resolution related to executive compensation.

•	This is a recommended best practice of the Canadian Coalition for Good Governance (CCGG).

•	We plan to continue holding this advisory vote on an annual basis.

Our overall philosophy regarding executive compensation is to pay for performance. We believe this drives our management team to achieve higher levels of results for the benefit of Thomson Reuters and our shareholders. In the “Compensation Discussion and Analysis” section of this circular, we explain our compensation principles, how we design our compensation program and why we pay each component of compensation.

As part of our dialogue with shareholders about our executive compensation programs, we are once again proposing a “say on pay” advisory resolution for this year’s meeting (as we have done since 2008). An identical resolution was approved by approximately 99% of the votes cast at last year’s annual meeting of shareholders. Over the last five years, an average of approximately 97% of votes have been cast “for” our “say on pay” advisory resolutions.

As this is an advisory resolution, the results will not be binding upon the Board. However, the Board will take voting results into account, as appropriate, when considering future compensation policies, procedures and decisions and in determining whether there is a need to significantly increase its engagement with shareholders on compensation-related matters.

We will disclose the results of the shareholder advisory resolution as part of our report on voting results for the meeting.

Our “named executive officers” for purposes of the “Compensation Discussion and Analysis” section of this circular are our CEO (Steve Hasker), our CFO (Mike Eastwood) and the three other most highly compensated executive officers as of December 31, 2022 (Brian Peccarelli – Former Chief Operating Officer, Customer Markets; Former President, Corporates; Kirsty Roth – Chief Operations and Technology Officer; and David Wong – Chief Product Officer). As discussed in this circular, Mr. Peccarelli’s last day at Thomson Reuters was April 3, 2023.

Shareholders with questions about our compensation programs are encouraged to contact our Investor Relations department by e-mail at investor.relations@tr.com or by phone at 1.332.219.1046.

The Board unanimously recommends that you vote FOR the following resolution:

“RESOLVED, on an advisory basis, and not to diminish the role and responsibilities of the Board of Directors, that the shareholders accept the approach to executive compensation as described in the 2023 management proxy circular.”

Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders    Page 67

Compensation Discussion and Analysis

Executive Summary

“Pay for performance” is the foundation of our compensation philosophy for our named executive officers. Their compensation is primarily variable and performance-based, utilizing multiple and complementary financial measures that are aligned with our strategy to drive shareholder value. This section explains our compensation principles, how we design our compensation program, why we pay each component of compensation, how we performed and what we paid to our named executive officers in 2022. Our named executive officers for 2022 are:

Steve Hasker President & Chief Executive Officer	Mike Eastwood Chief Financial Officer	Brian Peccarelli Former Chief Operating Officer, Customer Markets; Former President, Corporates	Kirsty Roth Chief Operations and Technology Officer	David Wong Chief Product Officer

Page 68    Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders

2022 Performance Highlights

For Thomson Reuters, 2022 was a year of significant progress. Relative to our financial results, we met or exceeded our organic revenue growth, adjusted EBITDA margin and free cash flow performance metrics in our 2022 updated outlook, which we confirmed in November 2022. We completed our two-year Change Program, achieving $540 million of annualized operating expense run rate savings, and made significant progress transforming Thomson Reuters into a more streamlined and scalable business that we believe now has a strong foundation for sustainable future growth.

Total Thomson Reuters	2022 Updated Outlook	2022 Actual Performance (Before currency)(1)
Revenue growth	Approximately 6.0%	6.0%
Organic revenue growth(2)	Approximately 6.0%	6.5%
Adjusted EBITDA margin(2)	Approximately 35%	34.6%
Corporate costs	$280 million - $330 million	$298 million
Core corporate costs	$120 million - $130 million	$124 million
Change Program operating expenses	$160 million - $200 million	$174 million
Free cash flow(2)	Approximately $1.3 billion	$1.3 billion
Accrued capital expenditures as a percentage of revenues(2)	7.5% - 8.0%	8.1%
Change Program accrued capital expenditures	$100 million - $140 million	$118 million
Depreciation and amortization of computer software	$620 million - $645 million	$632 million
Interest expense	$190 million - $210 million	$196 million
Effective tax rate on adjusted earnings(2)(3)	19% - 21%	17.6%

“Big 3” Segments(2)(4)	2022 Updated Outlook	2022 Actual Performance (Before currency)(1)
Revenue Growth	Approximately 7.0%	6.4%
Organic revenue growth	Approximately 7.0%	7.0%
Adjusted EBITDA margin	Approximately 42%	42.1%

(1) Our 2022 performance (before currency) was measured in constant currency rates relative to 2021, except for free cash flow which was reflected at actual rates.

(2) Non-IFRS financial measures. Refer to Appendices A and B of the “Management’s Discussion and Analysis” section of our 2022 annual report for additional information and reconciliations of our non-IFRS financial measures to the most directly comparable IFRS financial measures.

(3) Refer to the “Tax Expense” section within the “Results of Operations” section of the “Management’s Discussion and Analysis” section of our 2022 annual report for additional information about this calculation.

(4) Our “Big 3” segments are Legal Professionals, Corporates and Tax & Accounting Professionals combined.

Our updated full-year 2022 outlook assumed constant currency rates relative to 2021 and included the impact of the Change Program and closed acquisitions and dispositions.

Our 2022 performance highlights also included the following:

Change Program

We completed the two-year Change Program, which marked a turning point in our transition from a holding company into an operating company, and from a content provider into a content-driven technology company. We invested nearly $600 million on technology, organizational and market-related initiatives. As of December 31, 2022, we achieved $540 million of annualized run-rate operating expense savings, and made significant progress transforming Thomson Reuters into a more streamlined and scalable business that we believe now has a strong foundation for sustainable future growth.

Returns to Shareholders and Share Performance

We returned $2.1 billion to our shareholders through dividends and repurchases of our common shares.

In 2022, the total shareholder return for our U.S. dollar-denominated shares declined 3% compared to an 18% decline for the S&P 500 Composite Index and the total return for our Canadian dollar-denominated shares increased 4% compared to a 6% decline for the S&P/TSX Composite Index.

Acquisitions and Dispositions

In April 2022, we acquired Gestta Technology LTDA., a Brazilian-based producer of accounting practice management software, and ThoughtTrace, Inc., a Texas-based business providing a document-understanding and contract-analysis platform powered by AI and machine learning. In August 2022, we acquired PLX AI ApS, an AI powered real time financial news service provider based in Denmark. In December 2022, we entered into a definitive agreement to acquire SurePrep, LLC, a California-based company that offers 1040 tax automation software and services to accounting firms in order to increase productivity and profitability while promoting a digital tax workflow, which closed in January 2023.

As part of our continuing strategy to optimize our portfolio of businesses and ensure that we are investing in parts of our business that offer the greatest opportunities to achieve growth and returns, we have sold a number of businesses and product lines during the last several years which are not compatible with our strategy.

Sale LSEG Shares to Microsoft

On December 12, 2022, we announced that we and certain investment funds affiliated with Blackstone had agreed to sell shares in LSEG that we co-own to Microsoft. On January 31, 2023, the company sold 10.5 million LSEG shares for gross proceeds of approximately $1.0 billion as part of this transaction.

Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders    Page 69

We believe that our compensation program is strongly connected to our ability to achieve success for Thomson Reuters.

✓

2022 compensation decisions were aligned with our strategic objectives – During 2022, the HR Committee was actively engaged in reviewing and discussing the design and approach to our compensation, talent and culture programs to fit the Thomson Reuters of the future.

●

In 2022, a significant portion of executive pay was at risk and linked to both operational performance and stock price. 88% of our CEO’s 2022 target compensation was variable and on average, approximately 78% of the other named executive officers’ 2022 target compensation was variable. In March 2022, the HR Committee evaluated the current market position of our named executive officers’ compensation and approved an increase to Kirsty Roth’s base salary and long-term incentive target to better align her pay with the market and the impact of her role. There were no changes for the other named executive officers’ 2022 base salaries or their target annual and long-term incentive awards. The HR Committee’s independent advisor (FW Cook) was consulted in connection with this compensation evaluation.

●

Our incentive plan goals reflected our published business outlook, operating plan and long-term strategy. Annual incentive awards focused on growth objectives for the year with metrics based on organic revenues, organic book of business and cash operating income (adjusted EBITDA less accrued capital expenditures). Our 2022 annual incentive plan awards were based 100% on Thomson Reuters’ consolidated results. No discretionary adjustments were made in determining payouts for 2022 annual incentive awards. 2022 annual incentive awards funded at approximately 120% of target based on strong financial performance. As contemplated by award terms and conditions, the payout percentage for each named executive officer (other than the CEO) was then adjusted to reflect individual performance and contribution to results, as discussed later in this compensation discussion and analysis.

●

We continued to grant PRSUs as part of our long-term incentive awards. No discretionary adjustments were made to any outstanding PRSU awards. PRSUs for the 2020-2022 performance period had a payout of 88% of target, reflecting strong sustained operating performance over the three-year period despite numerous headwinds created by the COVID-19 pandemic and macroeconomic and geopolitical challenges.

✓

Our compensation program is strongly aligned with shareholder return and value – In this compensation discussion and analysis section, we provide graphs that show our executive officer compensation over the last five years has been aligned with total shareholder return. We also require our executive officers to maintain meaningful levels of share ownership that are multiples of their respective base salaries, creating a strong link to our shareholders and the long-term success of our company.

✓

We benchmark executive compensation and performance against global peer companies that we compete with for customers and talent – In 2022, the HR Committee continued to utilize a global peer group for executive compensation purposes that reflects our company’s size and industries in which we compete. Our global peer group only includes one Canadian company with a common Global Industry Classification System (GICS) code. While we acknowledge that proxy advisors focus on Canadian companies, we believe that they do not provide a fully meaningful or relevant comparison of our competitive market for talent given the particular executive talent pool from which we recruit and the significant differences in industries, businesses and operational strategy between our companies and other Canadian companies with a common GICS code. The HR Committee does, however, use a Canadian peer group for Toronto-based executive officers as a secondary reference point as part of executive compensation benchmarking.

✓

Our compensation program is aligned with good governance practices and has received strong shareholder support in recent years – Our plans and programs reflect strong governance principles. The HR Committee has an independent advisor for executive compensation matters. We also engage with our shareholders on compensation matters during the year and we provide a “say on pay” resolution each year at our annual meeting of shareholders. Over the last five years, approximately 97% of votes have been cast “for” our “say on pay” advisory resolutions.

✓

We do not believe that we have any problematic pay practices and risk is taken into account in our compensation programs – The HR Committee’s independent advisor reviews our compensation program to evaluate the degree to which it encourages risk taking in the context of our overall enterprise risk profile as well as recognized market best practices. Based on the independent advisor’s review, the HR Committee concluded that our programs appear unlikely to create incentives for excessive risk taking and include meaningful safeguards to mitigate compensation program risk.

Page 70    Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders

Key 2023 Compensation Developments and Decisions

In February 2023, the HR Committee evaluated the current market position of our named executive officers and approved an increase in long-term incentive target for Steve Hasker (an increase of 5.9% in total compensation and approximately 2.0% on an annualized basis) and base salary and long-term incentive target for Mike Eastwood (an increase of 8.4% in total compensation and approximately 2.8% on an annualized basis) and David Wong (an increase of 5.6% in total compensation and approximately 2.0% on an annualized basis) to better align their pay with the market. The increases reflect the first increase in pay for each executive since assuming their role in 2020. As previously disclosed, initial target compensation for both the CEO and CFO target was originally set below their predecessors and market median. There were no changes for other named executive officers’ 2023 base salaries or their target annual and long-term incentive awards.

No changes were made to financial performance metrics and weightings for 2023 annual and long-term incentive awards. The HR Committee established challenging performance goals for 2023 annual and long-term incentive awards.

2023 annual incentive awards for our named executive officers are weighted 1/3 each on organic revenue, organic book of business and adjusted EBITDA less accrued capital expenditures performance. All metrics are based on Thomson Reuters consolidated performance, which the HR Committee believes promotes teamwork and enables more enterprise collaboration. To further increase the link between pay for performance, we continue to embed strategic priorities into individual performance evaluations for 2023 awards to increase and formalize the linkage between participants’ impact on our strategic priorities and their award decisions. The CEO and his direct reports continue to have the following strategic priorities embedded in their 2023 performance assessments:

●	Customer obsession – demonstrating a deep understanding of the customer and prioritizing solving customer needs over internal needs;

●	Talent goals – building a world-class talent and a high performance, inclusive culture in which team members understand their role, know their performance and objectives deliver impact; and

●	Contribution to specified shared priorities.

2023 long-term incentive awards for our named executive officers are split among 50% PRSUs, 25% TRSUs and 25% stock options. PRSUs granted for the 2023-2025 performance period are weighted 50% each on average organic revenue growth and average free cash flow per share performance. The HR Committee believes that organic revenue growth over a multi-year period complements the same metric as reflected in 2023 annual incentive awards and aligns to the company’s strategic priorities. The HR Committee also believes that including a component of TRSUs in long-term awards balances the award mix and supports retention, while still promoting a performance culture in the organization.

The HR Committee believes that the 2023 compensation program continues to align executive pay with the company’s annual and long-term strategic and financial performance objectives.

Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders    Page 71

Our 2022 Compensation Program

The HR Committee of the Board structured our 2022 compensation program in a way that was consistent with our strategic objectives. A named executive officer’s total compensation typically comprises the following components. We describe each of these components in more detail later in this section.

Component	Description	Type	2022 Measures	Form	Purpose

Base salary	Payments made throughout the year at an established rate.	Fixed	Individual performance, role, responsibilities and experience.	Cash	Provides predictable amount of fixed income as short-term compensation.

Annual incentive award	Variable payment made in March after results for the previous year are available, and dependent on company performance against objective financial targets established at the beginning of the year and subject to adjustment based on individual performance.	Performance- based

Organic revenues (1/3).

Adjusted EBITDA less accrued capital expenditures (1/3).

Organic “book of business” based on annualized contract value (ACV) (1/3).

To drive further differentiation for performance, improve leader accountability, and support simplicity and transparency, payouts may be adjusted based on individual performance.

				Cash	Focuses executives on our financial goals and objectives for the year.

Long-term incentive award

Grants of:

•  PRSUs (50%) that vest after completion of a three-year period, dependent on company performance against multi-year objective financial targets;

•  TRSUs (25%) that vest at the same time as PRSUs; and

•  Stock options (25%) with an exercise price equal to the closing price of our shares on the NYSE on the trading day immediately preceding the date of the grant; options are subject to time vesting conditions

		Primarily performance- based	Organic revenues (50% of PRSU financial metrics) Free cash flow per share (50% of PRSU financial metrics) Value tied to share price performance.	Equity

Commits executives to delivering on our financial goals over the long term.

Strongly links their pay to our share price and supports retention objectives.

Helps retain critical talent and recognize superior performance.

Aligns their interests to shareholder interests.

Retirement and health and welfare-related benefits	Savings and deferred compensation plans, life and disability insurance, group medical and dental.			Various	Most of these programs are broad-based employee programs, consistent with customary market practice and competitive factors. None of our named executive officers have supplemental executive retirement plans (SERPs).

Perquisites and other personal benefits	Limited and includes executive physicals and tax and financial planning assistance.			Various	Encourages maintenance of health and sound finances in a cost effective manner for our company, and minimizes distractions for executives.

Page 72    Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders

Our Process for Designing and Determining Executive Compensation

HR Committee

The HR Committee’s responsibilities include establishing, implementing and overseeing our compensation policies and programs, executive talent review and succession planning processes. One of the HR Committee’s key responsibilities is approving compensation arrangements for the CEO and other executive officers. The Board recognizes the importance of appointing knowledgeable and experienced individuals to the HR Committee who have the necessary background in executive compensation to fulfill the HR Committee’s obligations to the Board and our shareholders. Each member of the HR Committee has direct experience as a senior leader that is relevant to his or her responsibilities in executive compensation. Additional information about the HR Committee is included earlier in this circular in our discussion of the Board and corporate governance.

Management

Our Chief People Officer and other members of the Human Resources department are responsible for overseeing the day-to-day design, implementation, administration and management of our various compensation and benefits policies and plans, including base salaries, annual and long-term incentives, retirement savings, health and welfare. The CEO, Chief People Officer and other senior executives in the Human Resources, Finance and Legal departments regularly attend HR Committee meetings. Throughout the year, management provides recommendations to the HR Committee on a wide range of compensation matters.

Our Principal Shareholder

We recognize that executive compensation is a key area of interest for shareholders. Woodbridge, our principal shareholder, actively monitors this aspect of our governance given its importance to the achievement of our financial performance goals and long-term success. With its substantial equity investment in Thomson Reuters, Woodbridge considers that its interests as a shareholder are aligned with those of all other shareholders. A majority of the HR Committee’s members are independent directors and David Binet, Ed Clark and Peter Thomson serve as non-independent directors. David Thomson, Chairman of the Board, regularly attends meetings of the HR Committee as a guest.

Independent Advisors

The HR Committee has retained an outside consulting firm, Frederic W. Cook & Co., Inc. (FW Cook), to serve as an independent advisor on matters relating to executive compensation since 1998. Representatives of FW Cook generally attend HR Committee meetings, including meeting privately, or “in-camera”, with the committee (when no members of management are present) and have discussions with the Chair and other members of the HR Committee from time to time outside of regularly scheduled meetings.

As part of its ongoing services to the HR Committee, FW Cook assists in evaluating the competitive positioning of senior executive compensation levels and provides guidance and analysis on plan design and market trends and practices to ensure that our program provides executives with competitive compensation opportunities, links compensation to performance and shareholder value creation, is efficient from accounting, tax and cash flow perspectives, and is supportive of emerging best practice corporate governance principles.

Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders    Page 73

FW Cook does not provide any services to Thomson Reuters other than those provided directly to the HR Committee. Any use of FW Cook by Thomson Reuters management outside the scope of the HR Committee’s purview would require the HR Committee’s prior approval. In 2022 and 2021, we paid FW Cook the following fees:

	2022	2021	Percentage of total fees

Executive compensation-related fees	$144,048	$162,128	100%

All other fees	$–	$–	–

Total annual fees	$144,048	$162,128	100%

The HR Committee believes that it is important to receive objective recommendations and input from its outside compensation advisor. SEC and NYSE rules require the compensation committee of U.S. public companies to consider six independence-related factors when selecting their compensation advisor and determining whether certain conflicts of interest disclosures must be made. Although foreign private issuers such as Thomson Reuters are exempt from these rules, the HR Committee once again considered them in February 2023 in relation to FW Cook. The six factors considered by the HR Committee were:

1.	The provision of other services to Thomson Reuters by the firm;

2.	The amount of fees received from Thomson Reuters by the firm as a percentage of the total revenue of the firm;

3.	The policies and procedures of the firm that are designed to prevent conflicts of interest;

4.	Any business or personal relationship of the advisor with a member of the HR Committee;

5.	Any stock of Thomson Reuters owned by the advisor; and

6.	Any business or personal relationship of the advisor or firm with an executive officer of Thomson Reuters.

Based on disclosures provided to the HR Committee by FW Cook and in questionnaires provided by our directors and executive officers, the HR Committee views FW Cook as independent.

Our Key Compensation Principles

•	Pay for performance is the foundation of our executive compensation program

•	Incentive performance goals are linked to key measures of our company’s performance and strategy

•	Our executives should accumulate and retain equity in our company to align their interests with our shareholders

•	We provide competitive compensation opportunities

•	Our compensation programs take risk into account and do not encourage unnecessary or excessive risk taking

Below, we describe how each of these key compensation principles drives our executive management team to achieve higher levels of results for the benefit of Thomson Reuters and our shareholders.

Page 74    Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders

“PAY FOR PERFORMANCE” IS THE FOUNDATION OF OUR EXECUTIVE COMPENSATION

We believe that tying a significant component of pay to our company’s achievement of specific financial performance goals and changes in our share price motivates our executives to achieve exceptional performance and focus on the goals and objectives that are of the most value to Thomson Reuters.

As shown below, approximately 88% of Steve Hasker’s 2022 target annualized compensation was variable, which included approximately 65% awarded as long-term incentive grants in the form of PRSUs, TRSUs and stock options. On average, approximately 78% of the 2022 target annualized compensation for our other named executives was variable, which included approximately 49% awarded as long-term incentive grants in the form of PRSUs, TRSUs and stock options.

As part of its review of executive compensation, the HR Committee reviews targeted values for each component of compensation for each named executive officer. In determining the mix and relative weighting of cash (base salary and annual incentive awards) versus equity-based incentives, the HR Committee considers the appropriate proportion of compensation that should be variable based on the executive’s ability to affect and influence our annual and long-term results and advance the interests of shareholders as well as the compensation mix for similar positions at comparable companies. In general, the proportion of total pay delivered through variable short-term and long-term performance-based compensation increases directly with an executive’s level of operational/financial responsibility. The HR Committee believes this mix and weighting aligns the interests of executives with those of shareholders, provides significant performance incentives and assists in keeping us competitive in the market for high-quality executives.

INCENTIVE PERFORMANCE GOALS ARE LINKED TO KEY MEASURES OF OUR COMPANY’S PERFORMANCE AND STRATEGY

Annual incentive awards

The HR Committee sets performance goals for our annual incentive awards that focus on superior performance, considering current market conditions. The financial performance goals set by the HR Committee reflect our published business outlook, operating plan and long-term strategy. Annual incentive awards are designed to incentivize individual performance and drive accountability for results. An executive’s annual incentive award opportunity is expressed as a percentage of base salary.

The following table sets forth annual incentive award payouts as a percentage of target for the years indicated. Payout percentages below have been rounded to the nearest whole percentage. Additional information about 2022 annual incentive award targets and performance is provided later in this compensation discussion and analysis. We also discuss each named executive officer’s actual 2022 annual incentive award payout (as adjusted to reflect individual performance) later in this compensation discussion and analysis.

Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders    Page 75

Long-term incentive awards

An executive’s long-term incentive award opportunity is also expressed as a percentage of base salary, and an executive’s percentage may be higher or lower for a particular year based on future potential and past performance. In addition, our long-term incentive awards are designed to optimally balance alignment with key drivers of total shareholder return, accountability for longer-term results and overall executive retention. Financial performance measures reflected in PRSUs granted as long-term incentive awards complement measures in annual incentive awards.

The following table sets forth payouts for our PRSU awards as a percentage of target for the years indicated. Payout percentages below have been rounded to the nearest whole percentage. Due to complexities associated with determining consolidated company performance for PRSUs granted for the 2016-2018 and 2017-2019 performance periods as a result of the sale of our former Financial & Risk business, the HR Committee determined payouts for these awards based on performance as of December 31, 2017 and a deemed 100% performance for remaining periods. No PRSUs were granted for the 2018-2020 performance period for the same reason.

Discretionary adjustment authority

For both annual incentive awards and PRSUs granted as part of long-term incentive awards, the HR Committee is authorized to make discretionary adjustments (outside of the design principles discussed above, which operate mechanically without discretion) to deal with extraordinary, non-recurring or unanticipated business conditions that materially affected our results (positively and negatively), the fairness of the performance targets, or the impact of external changes which have unduly influenced our ability to meet the targets.

In 2022, no discretionary adjustments were made in determining payouts for 2022 annual incentive awards or to any outstanding PRSU awards.

Non-IFRS financial measures

Most of the financial metrics that we use in our annual and long-term incentive awards described in this circular are non-IFRS financial measures. Later in this section, we discuss our annual and long-term incentive awards in more detail, and we explain why we use these metrics as part of our performance goals. Please also see the “Additional Information – Non-IFRS Financial Measures” section of this circular for more information about our non-IFRS financial measures.

OUR EXECUTIVES SHOULD ACCUMULATE AND RETAIN EQUITY IN OUR COMPANY TO ALIGN THEIR INTERESTS WITH OUR SHAREHOLDERS

Our long-term incentive awards are all equity-based and, together with our share ownership guidelines, align the interests of our executives with those of our shareholders and enable our executives to share in our long-term growth and success. Executives are aligned with shareholders because this part of their compensation is tied directly to the long-term performance of the price of our shares.

PRSUs, TRSUs and stock options are designed to reward executives for increases in shareholder value and thereby foster strong alignment between management and shareholders. They also support important management retention objectives through the vesting requirements, which are over a period of years. From time to time, we also grant off-cycle TRSUs or PRSUs on a highly selective basis to high-performing executives in connection with promotions and for retention and recognition of high potential, superior performance and contributions to the company.

Through our share ownership guidelines, Steve Hasker and other executive officers are required to acquire and maintain an equity interest in Thomson Reuters with a value equal to a multiple of their base salary. Until the guideline is met, executive officers must retain a specified percentage of the shares that they acquire (after applicable tax withholdings) through option exercises and the vesting of PRSUs and TRSUs. Unvested PRSUs and TRSUs and vested/unvested stock options do not count toward the

Page 76    Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders

guidelines. Share prices of all public companies are subject to market volatility. As a result, executive share ownership guidelines reflect a “once met, always met” standard. This means that if an executive has met his or her applicable ownership guideline multiple and a subsequent decline in the Thomson Reuters share price causes the value of his or her ownership to fall below the applicable threshold, the executive will be considered to be in compliance with the guidelines so long as he or she continues to hold the number of shares that were owned at the time when he or she achieved the guidelines.

Steve Hasker and Mike Eastwood each became subject to share ownership guidelines in March 2020. David Wong became subject to share ownership guidelines in July 2020 and Kirsty Roth became subject to share ownership guidelines in August 2020. Brian Peccarelli’s ownership of Thomson Reuters shares was greater than three times his base salary when his employment with our company ended on April 3, 2023. The following table shows the share ownership guidelines for our named executive officers (other than Brian Peccarelli, whose last day of employment was on April 3, 2023), as well as their actual share ownership, based on the closing price of our shares on the NYSE on April 21, 2023. The table also shows the value of actual ownership and unvested RSUs. While unvested RSUs do not count towards the guidelines, they are reflective of awards that are scheduled to vest in the next few years.

WE PROVIDE COMPETITIVE COMPENSATION OPPORTUNITIES

The HR Committee utilizes independent market surveys and peer group data to provide an appropriate benchmark for competitive comparisons of executive pay levels and design structure, company performance and aggregate equity practices. The HR Committee refers to these benchmarks, either wholly or in part, when establishing individual components and overall compensation of our executives to assess the differences between our compensation program and those of the market and the peer group.

On an annual basis, the HR Committee evaluates each named executive officer’s compensation and compares each element (e.g., base salary, annual incentive and long-term incentive) and their total direct compensation (TDC), which consists of base salary, target annual incentive award value, target long-term incentive award value and the annualized value of any special grants that are outstanding. This TDC is compared for each named executive officer against compensation peer group data, as discussed below, to both understand the competitive level of an individual’s pay as well to make decisions on each person’s future competitive compensation position.

Market data is one of several data points used by the HR Committee for setting compensation. While the HR Committee does not target a specific competitive level of pay, the HR Committee does consider the overall competitive market as well as the experience, skills, contribution, historical and expected performance of each executive in its decision making. The HR Committee also considers differences between the scope and criticality of the role at Thomson Reuters and at peers, internal equity and retention risk.

In March 2022, the HR Committee evaluated the current market position of our named executive officers’ compensation and approved an increase to Kirsty Roth’s base salary and long-term incentive target to better align her pay with the market and the impact of her role. There were no changes for the other named executive officers’ 2022 base salaries or their target annual and long-term incentive awards. FW Cook was consulted in connection with this compensation evaluation.

Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders    Page 77

In June 2021, the HR Committee approved updates to the global and Canadian peer groups. As part of this process, the HR Committee’s independent compensation consultant reviewed the peer groups and identified changes that were intended to reflect Thomson Reuters’ evolving business strategy as it transitions from a content provider to a content-driven technology company.

The companies in our current global peer group are publicly traded and have similar business models or strategies which are focused on information development and electronic delivery. Our global peer group is a primary reference point considering the global nature of our business and the global market for executive talent. Although we believe our company is somewhat unique in terms of its business operations serving the legal, tax, accounting, corporate and news industries, a number of these companies are considered by analysts and shareholders to be our closest public company comparables. Many of these other companies, like Thomson Reuters, also have significant global operations.

When the global peer group was updated in June 2021, companies in that peer group had revenues in their last four quarters ranging from approximately $4.4 billion at the 25th percentile to approximately $9.6 billion at the 75th percentile, with a median of approximately $6.3 billion, compared to Thomson Reuters’ 2021 revenues of approximately $6.3 billion. Compared to the global peer group, Thomson Reuters ranked near the median in revenue, between the 25th percentile and median in adjusted EBITDA, in the top quartile in total assets, near the 75th percentile in market capitalization and between the median and 75th percentile in number of employees. The 17 companies in our current global peer group consist of:

Automatic Data Processing Inc. CGI Group Inc. eBay Inc. Equifax Inc. Experian Plc Gartner Inc.	IHS Markit Ltd. The Interpublic Group of Companies, Inc. Intuit Inc. Moody’s Corp. Nielsen Holdings plc Omnicom Group Inc.	RELX PLC S&P Global Inc. TransUnion Verisk Analytics, Inc. Wolters Kluwer NV

For compensation benchmarking of the CEO, CFO and other executive officers based in Toronto, the HR Committee also utilizes a separate Canadian peer group as a secondary reference point. When the Canadian peer group was updated in June 2021, companies in that peer group had revenues in their last four quarters ranging from approximately $3.5 billion at the 25th percentile to approximately $18.2 billion at the 75th percentile, with a median of approximately $10.1 billion, compared to Thomson Reuters’ 2021 revenues of approximately $6.3 billion. Compared to the Canadian peer group, Thomson Reuters ranked between the 25th percentile and median in revenue, near the median in adjusted EBITDA, total assets and number of employees, and between the median and 75th percentile in market capitalization. The 17 companies in our Canadian peer group include Bank of Montreal, The Bank of Nova Scotia, BCE Inc., Canadian Imperial Bank of Commence, CGI Group Inc., Cogeco Communications Inc., Constellation Software Inc., Intact Financial Corporation, National Bank of Canada, Open Text Corporation, Quebecor Inc., Rogers Communications Inc., Royal Bank of Canada, Shopify Inc., Stantec Inc., TELUS Communications Inc. and The Toronto-Dominion Bank.

The HR Committee also reviews compensation for executive officers based in the United States and Switzerland with data from their relevant local talent market.

Page 78    Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders

OUR COMPENSATION PROGRAMS TAKE RISK INTO ACCOUNT AND DO NOT ENCOURAGE UNNECESSARY OR EXCESSIVE RISK TAKING

We have designed our compensation programs to provide an appropriate balance of risk and reward in relation to our company’s overall business strategy. The HR Committee assesses compensation risk on an annual basis as part of its oversight of our executive compensation program to determine if it creates a potential material risk for Thomson Reuters. In February 2023, FW Cook provided the HR Committee with a risk assessment of the Thomson Reuters compensation program for executive officers. As part of its assessment, FW Cook reviewed our compensation structure and key attributes of our compensation program for executive officers for the purpose of identifying potential sources of risk. Based on its review, FW Cook was of the view that our compensation program appears unlikely to create incentives for excessive risk taking and includes meaningful safeguards to mitigate compensation program risk.

The HR Committee and management believe that our senior executive compensation programs do not incentivize our executives to take unnecessary or excessive risks for the reasons described below.

What we do

✓	The HR Committee is comprised of a majority of independent directors and it uses an independent executive compensation consultant to assess our executive compensation programs;

✓	Most of an executive’s compensation is comprised of longer-term performance opportunities with less emphasis on shorter-term performance opportunities;

✓	The base salary component of each executive’s compensation is fixed;

✓	Our HR Committee annually reviews and determines award design and there are principles and processes with management for approving design changes and performance goals;

✓

The HR Committee reviews performance criteria for financial metrics used in our incentive awards, including threshold, target and maximum amounts, to ensure that they are challenging, but achievable. Performance criteria are in alignment with the company’s strategic objectives;

✓

Our incentive awards utilize a number of different financial performance measures and do not rely on a single metric. Each metric has a threshold, target and maximum performance target with pre-defined payout amounts;

✓	Our annual incentive awards and PRSUs issued as part of long-term incentive awards have caps for the maximum potential payouts;

✓	Our HR Committee has authority to make fairness-related and other adjustments to performance award opportunities that it may deem appropriate to reflect the quality of results;

✓	We have robust share ownership guidelines for our executive officers which further ties their interests to those of our shareholders over the long-term; and

✓	We have a recoupment (or “clawback”) policy that permits us to seek reimbursement from the CEO and all other executive officers in certain circumstances.

What we don’t do

X	Executive officers are prohibited from hedging or pledging company shares (as further discussed later in this compensation discussion and analysis section);

X	We don’t offer single trigger change of control rights or excise tax gross-up payments;

X	We don’t guarantee minimum payout levels in our incentive plans or minimum vesting for equity awards;

X	We don’t guarantee increases to base salaries or target incentive award opportunities;

X	We don’t reprice stock options, grant reload stock options or “spring load” equity awards to enable recipients to benefit from the release of confidential information;

X	We don’t include unvested TRSUs or PRSUs or vested/unvested stock options in the calculation of share ownership guidelines; and

X	We don’t offer excessive perquisites.

The HR Committee assesses compensation risk on an annual basis as part of its oversight of executive compensation.

Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders    Page 79

For more information about risks that we believe are material to our company, please see the “Risk Factors” section of our 2022 annual report, which is available on our website at www.tr.com, as well as on www.sedar.com and www.sec.gov.

2022 Compensation

In 2022, the HR Committee reviewed and approved the compensation for our named executive officers.

•

In connection with determining 2022 compensation packages for our CEO and CFO, the Chair of the HR Committee consulted with the HR Committee’s independent compensation consultant and our Chief People Officer, Mary Alice Vuicic.

•

Our CEO initially made recommendations to the HR Committee regarding the proposed 2022 compensation arrangements for our executive officers (other than the CEO). Steve Hasker and Mary Alice Vuicic considered each individual’s actual performance during the prior year, the competitiveness of each individual’s compensation, and external compensation trends and developments. Management also provided the HR Committee with its recommendations for structuring 2022 annual and long-term incentive awards. In making recommendations to the HR Committee, management proposed a compensation program that supports our pay for performance philosophy without encouraging unnecessary or excessive risk taking by management.

•

As part of its analysis and decision-making process, the HR Committee received a summary of performance assessments for our named executive officers. The HR Committee also received executive pay comparisons to assess proposed arrangements between individual executives and against applicable market position. This information included base salary, annual incentive award (target as a percentage of salary), long-term incentive award (target as a percentage of salary), target total direct compensation for each individual, plus target total direct compensation that included the annualized value of any special equity awards outstanding, exclusive of new hire awards.

•

Following its review of the information mentioned above and using its own judgment, the HR Committee recommended 2022 compensation arrangements for each executive officer to the Board, which made the final approval decisions for these arrangements.

Additional information about each named executive officer’s individual 2022 compensation arrangement and individual performance during the year is provided later in this section.

Base Salary

Base salary is typically determined annually by reference to an executive’s individual performance and experience and our company’s financial performance, as well as competitive considerations, such as salaries prevailing in the relevant market. Base salaries are also evaluated in connection with promotions and other changes in job responsibilities.

The HR Committee establishes the CEO’s base salary and considers any increases to the base salaries of our other named executive officers based on the CEO’s recommendations for each individual. In addition to the considerations described above, the HR Committee also reviews any applicable merit increase guidelines established for our employees.

In 2022, our company’s annual merit increase budget for Canadian, Swiss and U.S. employee base salaries was approximately 2.9%, 2.3% and 3.1%, respectively (effective on April 1 of the year). In March 2022, the HR Committee evaluated the current market position of our named executive officers’ compensation and approved an increase to Kirsty Roth’s base salary to better align her pay with the market and the impact of her role. There were no changes for the other named executive officers’ 2022 base salaries. Base salaries for each of our named executive officers are described later in this section of the circular. FW Cook was consulted in connection with this compensation evaluation.

Annual Incentive Awards

We provide an annual, cash-based incentive award opportunity to each of our named executive officers which is based on our company’s actual financial performance compared to our annual operating plan for the year and an assessment of individual performance against key strategic objectives.

Each named executive officer’s annual incentive award has a target that is expressed as a percentage of base salary. In setting target percentages, the HR Committee considers factors such as an executive’s position and responsibilities as well as competitive considerations identified through compensation benchmarking.

Page 80    Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders

In the fourth quarter of 2021, senior executives from our businesses met with our CEO, CFO and other corporate executives to discuss the 2022 operating plan, including specific objectives and targets for the plan. In developing our operating plan, management considered various factors related to our operations, products/services, competition, and economic and market conditions in the countries where we operate. Our Board of Directors then met with senior management in the first quarter of 2022 to review, discuss and approve the final version of the plan.

After meeting with management in the first quarter of 2022, the HR Committee decided that 2022 annual incentive awards for our named executive officers would continue to be weighted as follows based 100% on Thomson Reuters’ consolidated results. We believe that a bonus pool funded based on total Thomson Reuters performance promotes teamwork and enables enterprise collaboration.

Rationale for financial metric

1⁄3 organic revenue

We use organic revenues because it measures growth of our existing businesses at constant currency (or excluding the effects of currency), and excludes the distortive impacts of acquisitions and dispositions from not owning a business in both comparable periods. Organic revenues are generated from the sale of products and services, including recurring revenues (subscriptions), transactions revenues (volume-based fees, software licenses, and professional service fees), and Print revenues. This performance metric is important to us because is serves as a measure of our ability to grow our business over the long term.

1⁄3 adjusted EBITDA less accrued capital expenditures

We use adjusted EBITDA less accrued capital expenditures (referred to internally as “cash OI”) because it provides a basis for evaluating the operating profitability and capital intensity of our business in a single measure. This measure captures investments regardless of whether they are expensed or capitalized. This performance metric is important to us because we focus on spending and investing in ways that are designed to enable our long-term growth potential.

1⁄3 organic “book of business” or ACV

We use organic book of business because it is focused on recurring or subscription-based revenue that customers have contractually agreed to for a period of time, generally 12 consecutive months. This performance metric is important to us because increasing customer relationships that generate recurring revenue and maximizing customer retention are key strategic goals for driving growth.

The HR Committee believes that these shorter term financial metrics complement metrics reflected in long-term incentive awards and that the addition of an individual performance adjustment tied to strategic objectives provides the appropriate balance between delivering financial results and focusing on key business and functional priorities that position the organization for long-term success.

Potential payouts for 2022 annual incentive awards ranged from 0% to 200% of the target award depending on financial performance against the goals set by the HR Committee at the beginning of the year.

As part of the HR Committee’s design principles for 2022 annual incentive awards, targets and actual results were evaluated on a constant currency basis. In addition, in determining performance, guiding principles approved by the HR Committee for annual incentive awards contemplated adjustments for:

●	Acquisitions and disposals not in our company’s 2022 operating plan;

●	One-time charges (above a specified financial threshold) that were not foreseen in the 2022 operating plan and where the related savings are outside of the plan period;

●

Extraordinary events which were outside of management’s control to the extent that the actual impact differed from original plan assumptions (i.e., the regulatory/tax environment and significant one-time transactions); and

●	Changes in accounting practices to make figures comparable to the original 2022 operating plan.

Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders    Page 81

In January 2023, the HR Committee determined the extent to which our 2022 annual performance targets were met by comparing our unaudited financial results to our performance goals. 2022 results were evaluated using foreign currency exchange rates that were used to prepare our 2022 annual operating plan. This has been a longstanding policy that has consistently been applied to our annual incentive awards.

The following table sets forth information regarding our 2022 minimum, target, maximum and actual performance for the three financial metrics reflected in annual incentive awards granted to our named executive officers, which had a payout of approximately 120% of target. After factoring in the 2022 payout, our five-year average payout is 123% of target.

2022 annual incentive award targets included the expected impact of the Change Program, which created a direct link between our strategic priorities and our incentive award funding. 2022 targets for organic revenues, organic book of business and adjusted EBITDA less accrued capital expenditures were higher than full-year 2021 actual results, in support of our growth initiatives. For 2022 awards, performance for organic revenue growth and adjusted EBITDA less accrued capital expenditures had to be above threshold in order for participants to earn a payout. In addition, if organic revenues or adjusted EBITDA less accrued capital expenditures results did not achieve an applicable minimum growth hurdle, payout for the other metric was capped at 100%.

In 2022, Thomson Reuters achieved 6% organic revenue growth. Thomson Reuters also completed its two-year Change Program, providing it with a strong foundation for sustainable growth in the future. Organic revenue growth benefited from growth in recurring revenues and transactions revenues. The actual performance results indicated in the table above are not directly comparable to similar financial measures that we disclose in our 2022 annual report because they are based on our internal operating plan.

We believe that annual incentive awards are most effective when they are meaningful and clearly differentiate based on individual contributions to business results. As a result, annual incentive award payouts for our named executive officers (other than the CEO) are subject to adjustment based on individual performance and their payouts may be higher or lower than the funded percentage based on an assessment of their individual financial and strategic results and demonstration of Thomson Reuters mindsets and behaviors. To further increase the link between pay for performance, the HR Committee embedded strategic priorities into individual performance evaluations for 2022 awards to increase and formalize the linkage between participants’ impact on our strategic priorities and their award decisions.

The CEO and his direct reports had the following strategic priorities embedded in their 2022 performance assessments:

●	Customer obsession – demonstrating a deep understanding of the customer and prioritizing solving customer needs over internal needs;

●	Talent goals – building a world-class talent and a high performance, inclusive culture in which team members understand their role, know their performance and objectives deliver impact; and

●	Contribution to specified shared priorities.

For 2022 annual incentive award payouts to the named executive officers (other than the CEO), Steve Hasker initially assessed each individual’s performance and provided recommendations to the HR Committee. In February 2023, the HR Committee approved individual annual incentive award payouts to each of our named executive officers, which are discussed later in this compensation discussion and analysis.

Page 82    Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders

Long-term Incentive Awards

Each named executive officer’s long-term incentive award has a target that is expressed as a percentage of base salary. In setting target percentages, the HR Committee considers factors such as an executive’s position and responsibilities as well as competitive considerations. The HR Committee may decide to increase or decrease an executive officer’s target from year to year based on an assessment of the executive’s prior-year performance and expected contribution to future financial and strategic results.

In 2022, we divided long-term incentive award values for our named executive officers among 50% PRSUs, 25% TRSUs and 25% stock options. This blend was intended to create balance in our long-term incentive awards by ensuring that the program is aligned to shareholder interests, financially efficient, strongly drives executive outcomes with the company’s strategic and business objectives and promotes retention of key talent. The value of PRSUs, TRSUs and stock options is dependent on our company’s share price.

The table below sets forth information regarding long-term incentive awards that recently vested in March 2023 and long-term incentive awards that are outstanding as of the date of this circular.

Performance Period	Long-Term Incentive Awards – Executive Officers	Vesting Date (RSUs)	Expiration Date (stock options)

2020-2022	50% PRSUs, 25% TRSUs, 25% stock options	March 2023	March 2030

2021-2023	50% PRSUs, 25% TRSUs, 25% stock options	March 2024	March 2031

2022-2024	50% PRSUs, 25% TRSUs, 25% stock options	March 2025	March 2032

2023-2025	50% PRSUs, 25% TRSUs, 25% stock options	March 2026	March 2033

In determining the size of PRSU, TRSU and stock option grants, the HR Committee initially established a total target compensation award opportunity for each named executive officer, along with the percentage of this amount to be reflected through long-term incentive awards. The HR Committee then determined the value of PRSUs, TRSUs and stock options to be granted to each named executive officer. In determining long-term incentive grants for our executive officers, the HR Committee generally takes into account the target compensation, the amount of previous awards and other factors such as individual performance and contributions, an individual’s criticality to the company, and retention considerations. Key talent ratings and holding power are also considered to support decision making.

PRSUs

Our PRSUs reinforce our pay for performance philosophy and align with the interests of our shareholders. Because the payout for PRSUs is tied to operational results over a long-term period, these awards create a strong “line of sight” between controllable performance and realizable compensation, reinforce the importance of achieving specific multi-year financial results and mitigate the impact of stock price volatility on the retention power of the overall program. Costs associated with PRSUs are variable and are incurred only to the extent that the underlying performance goals are achieved. PRSUs thereby ensure a financially efficient outcome to our company by tying expense recognition to the achievement of specific financial goals.

When long-term incentive awards include PRSUs, the HR Committee sets targets that align with realistic expected growth rates over the three-year performance period in our operating plan. Similar to annual incentive awards, in general, the HR Committee sets targets so that the relative difficulty of achieving them is consistent from year to year. The HR Committee also reviews past performance against similar targets to assess the effectiveness of targets. Target levels are intended to be challenging, yet realistic and achievable. For PRSUs granted for the 2022-2024 period, the HR Committee selected three-year average organic revenue growth and free cash flow per share as the performance metrics to focus participants on the key drivers of long-term shareholder value creation. The financial performance goals for PRSUs granted in 2022 were weighted 50% each as they were equally important to our long-term objectives.

Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders    Page 83

Rationale for financial metric

50% organic revenue

We believed that organic revenue growth over a multi-year period complemented the same metric as reflected in 2022 annual incentive awards and aligned to the company’s strategic priorities. For more information about organic revenue growth and our rationale for including the financial metric in 2022 annual and long-term incentive awards, please see the “Annual Incentive Awards” discussion above.

50% free cash flow per share

Free cash flow per share is a measure of our operating performance because it helps us assess our ability, over the long term, to create value for our shareholders as it represents cash available to repay debt, pay common share dividends and fund share repurchases and new acquisitions. We define free cash flow as net cash provided by operating activities, proceeds from disposals of property and equipment, and other investing activities, less capital expenditures, payments of lease principal and dividends paid on our preference shares.

The number of PRSUs granted to each executive was based on our closing share price on the NYSE on the business day before the grant. PRSUs had a vesting range of 0% to 200% after the end of the performance period, depending on the achievement of the performance goals.

PRSUs also accumulate additional units based on notional equivalents of dividends paid on our common shares. The accumulated dividends are subject to the same performance adjustment as the underlying award when the underlying shares are distributed.

2022-2024 targets for organic revenue growth and free cash flow per share are based on three-year averages for each metric and contemplate increases each year for both metrics during the performance period. PRSU awards granted in 2022 included the expected impact of the Change Program, which created a direct link between our strategic priorities and our incentive award funding.

As part of the HR Committee’s design principles for PRSU awards, targets and actual results are evaluated on a constant currency basis. In addition, in determining performance, guiding principles for long-term incentive awards contemplate adjustments for:

●	Acquisitions and disposals not in our company’s operating plan and resulting in adjustments greater than a specified amount;

●	One-time charges that were not foreseen in the operating plan and where the related savings are outside of the plan period;

●	The impact of any share repurchases that were in excess of buyback amounts reflected in the original operating plan;

●

Extraordinary events which were outside of management’s control to the extent that the actual impact differed from original plan assumptions (i.e., the regulatory/tax environment and significant one-time transactions);

●	The impact of foreign exchange on the PRSU payout in excess of 5%;

●	Changes in accounting practices to make figures comparable to the original operating plan; and

●	Tax expense on adjusted earnings and cash tax differences in excess of 5% of targets (positive or negative).

In addition, as PRSU terms do not expressly account for abnormally high currency volatility, the HR Committee uses a constant currency methodology for all PRSU grants. Using this methodology, performance is measured at actual foreign currency rates within a specified performance range to hold management accountable for managing volatility. Constant currency rates are utilized outside of this range when high volatility is outside of management control. We believe this methodology best measures management performance.

As previously mentioned, PRSUs for the 2020-2022 performance period had a payout of 88% of target. For plan purposes, organic revenue growth had an average annual growth rate of 4.1% during the performance period compared to a target of 5.0%. Free cash flow per share for plan purposes had an average of $2.78 during the performance period compared to a target of $2.76.

Page 84    Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders

The following table sets forth information regarding our minimum, target, maximum and actual performance for the two financial metrics reflected in PRSUs granted to our named executive officers in 2020 for the three-year performance period ended December 31, 2022. These PRSU awards utilized average performance for organic revenue growth and free cash flow per share for the three-year period. The 2020-2022 targets for organic revenue growth and free cash flow per share contemplated increases each year for both metrics during the performance period. The results below are not directly comparable to similar financial measures that we disclose in our 2022 annual report because they are based on our internal operating plan.

Stock options

All options granted in 2022 vest 25% per year over four years. The exercise prices for options granted were equal to the closing price of our shares on the NYSE on the trading day immediately preceding the date of the grant. The expiration date for options granted in 2022 is 10 years from the grant date. Options expire at the later of the expiration date or, if that date occurs during a blackout period or other period during which an insider is prohibited from trading in our securities by our insider trading policy, 10 business days after the period ends, subject to certain exceptions. Other than their alignment to our company’s share price, options do not contain additional performance goals.

In determining the number of options to be granted to each named executive officer, the HR Committee initially determines a target economic value for the total award. For options granted in 2022, the HR Committee calculated the grant date fair values using common share prices and a Black-Scholes valuation (as described in more detail in the Summary Compensation Table contained in this circular). The HR Committee uses a Black-Scholes value in order to maintain year-to-year consistency in determining the number of options to be granted.

TRSUs

2022 long-term incentive awards included a component of TRSUs to promote retention. These TRSUs are scheduled to vest in 2025, subject to award terms and conditions.

While TRSUs are not subject to performance conditions, we believe they are effective retention tools as their value is often seen as more tangible by recipients and they require longer-time service to be earned. The value of TRSUs is directly aligned with our share price and is consistent with our philosophy of paying competitive compensation.

Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders    Page 85

2022 Named Executive Officer Compensation and Key Accomplishments

The following section provides information about 2022 performance and compensation for our named executive officers. The tables in this section help show how we pay for performance. In the tables below, compensation figures reflect target total direct compensation as at the end of 2022 as opposed to actual compensation received for 2022 (as described in the summary compensation table).

Steve Hasker

President and Chief Executive Officer

Steve Hasker has been President and Chief Executive Officer and a director of our company since March 2020. Prior to joining Thomson Reuters in February 2020, he was Senior Adviser to TPG Capital, a private equity firm, from August 2019 to February 2020. Prior to that, Steve was Chief Executive Officer of CAA Global, a TPG Capital portfolio company, from January 2018 to August 2019. Steve served as Global President and Chief Operating Officer of Nielsen Holdings PLC from December 2015 to December 2017 and prior to that served as Nielsen’s President, Global Products from November 2009 to January 2014. Steve spent more than a decade with McKinsey & Company as a partner in the Global Media, Entertainment and Information practice from 1998 to 2009. Before joining McKinsey, Steve spent five years in several financial roles in the United States and other countries. Steve started his career with PwC, where he qualified as a chartered accountant. Steve has an undergraduate economics degree from the University of Melbourne and received an MBA and master’s in international affairs from Columbia University. Steve is also a non-executive director of Appen Limited. He is a member of the Australia and New Zealand Institute of Chartered Accountants.

2022 Performance

Under Steve’s leadership in 2022:

●

We completed the two-year Change Program, which marked a turning point in our transition from a holding company into an operating company, and from a content provider into a content-driven technology company. We invested nearly $600 million on technology, organizational and market-related initiatives. As of December 31, 2022, we achieved $540 million of annualized run-rate operating expense savings, and made significant progress transforming Thomson Reuters into a more streamlined and scalable business that we believe now has a strong foundation for sustainable future growth.

●	We achieved nearly all of our 2022 financial targets, including organic revenue, adjusted EBITDA margin and free cash flow, setting up the company to invest in its future.

●

We focused on investing in seven strategic investment priorities within our “Big 3” segments of Legal Professionals, Corporates and Tax & Accounting Professionals. The businesses that are included in our seven strategic investment priorities grew 8% organically in 2022.

●	In 2022, we acquired ThoughtTrace, Gestta, PLX AI ApS and entered into a definitive agreement to acquire SurePrep, LLC, which closed on January 3, 2023.

2022 Target Compensation

		Target Total Direct Compensation (2022)		Fixed	Variable
	C$	US$	% of base salary
Base salary	1,495,000	1,146,685	–	12%
Annual incentive award	2,990,000	2,293,370	200%	–	23%
Long-term incentive awards	8,222,500	6,306,768	550%	–	65%
Total	12,707,500	9,746,823	–	12%	88%

Base salary: Steve’s base salary was unchanged in 2022.

Annual incentive award: Steve’s 2022 annual incentive award had a payout of 120% of target based on financial performance.

Long-term incentive awards: Steve’s 2022 award grant (based on 2021 performance) was split between 50% PRSUs, 25% TRSUs and 25% stock options.

Page 86    Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders

Mike Eastwood

Chief Financial Officer

Mike Eastwood has been Chief Financial Officer of Thomson Reuters since March 2020. Mike joined Thomson in 1998 and has had several senior finance roles. Mike was previously Senior Vice President and Head of Corporate Finance from January 2016 to March 2020. Prior to that, he was Chief Operations Officer for Thomson Reuters Latin America from April 2014 to December 2015. Mike was also previously Chief Financial Officer of the company’s former Intellectual Property & Science business (which was sold in 2016). Mike received a BSA in Accounting from East Carolina University and an MBA from the University of North Carolina.

2022 Performance

Under Mike’s leadership in 2022:

●

In 2022, we met or exceeded nearly all of the financial performance metrics in our business outlook, which we confirmed in November 2022. Organic revenue rose 6%, driven by 7% growth in recurring revenues, and our “Big 3 “segments also grew 7% organically, which reflected sustained momentum throughout the year. Our adjusted EBITDA margin rose over 400bp to 35.1%, despite inflationary pressure and investments in our businesses.

●

We generated net cash from our operating activities and free cash flow of $1.9 billion and $1.3 billion, respectively. We returned $2.1 billion to our shareholders through dividends and repurchases of our common shares. In February 2023, we increased our annualized dividend per common share by 10%, which is the 30th consecutive annual increase.

●	As of December 31, 2022, we achieved $540 million of run-rate savings through Change Program initiatives.

●

In 2022, LSEG repurchased approximately 1.2 million ordinary shares from YPL under a buyback program announced by LSEG in August 2022. We received proceeds of $43 million, for approximately 0.5 million shares, related to our portion of the buyback. On December 12, 2022, Thomson Reuters and Blackstone’s consortium agreed to sell shares in LSEG that we co-own to Microsoft. On January 31, 2023, approximately 21 million LSEG shares were sold to Microsoft, of which 10.5 million of LSEG shares were indirectly owned by Thomson Reuters, in connection with this transaction. Thomson Reuters received approximately $1 billion in proceeds from the transaction. In addition, on March 8, 2023, our company and Blackstone’s consortium collectively sold 28 million LSEG shares through a placement to institutional investors and an offer to retail investors. Of the shares sold, approximately 13.6 million were indirectly owned by Thomson Reuters and we received approximately US$1.26 billion of related gross proceeds. As of April 21, 2023, we indirectly owned approximately 47 million LSEG shares, which had a market value of approximately $4.7 billion based on LSEG’s closing share price on that date. We expect to monetize our interest in LSEG over time to provide us with further options for investment and returns to shareholders.

2022 Target Compensation

		Target Total Direct Compensation (2022)		Fixed	Variable
	C$	US$	% of base salary
Base salary	925,000	709,487	–	22%	–
Annual incentive award	1,156,250	886,859	125%	–	28%
Long-term incentive awards	2,081,250	1,596,347	225%	–	50%
Total	4,162,500	3,192,693	–	22%	78%

Base salary: Mike’s base salary was unchanged in 2022.

Annual incentive award: Mike’s 2022 annual incentive award had a payout of 120% of target based on financial and individual performance.

Long-term incentive awards: Mike’s 2022 award grant (based on 2021 performance) was split between 50% PRSUs, 25% TRSUs and 25% stock options.

Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders    Page 87

Brian Peccarelli

Former Chief Operating Officer, Customer Markets; Former President, Corporates

Brian Peccarelli was Chief Operating Officer, Customer Markets from June 2018 through April 3, 2023 and President, Corporates from July 2022 through April 3, 2023. Prior to June 2018, Brian was President of the Tax & Accounting business for seven years. Prior to February 2011, Brian was President of Workflow & Service Solutions within the Tax & Accounting business for seven years. Brian joined Thomson in 1984 and has held a number of other key leadership positions within the organization, including Vice President of the Corporate Services Market and General Manager for RIA Compliance. He is also a certified public accountant and a lawyer. He received a JD from Hamline University School of Law, a BA in accounting and business administration from Carthage College and an MBA from Southern Methodist University.

2022 Performance

In 2022, Brian continued to oversee our customer-facing Legal Professionals, Corporates and Tax & Accounting Professionals segments in his role as Chief Operating Officer. He also took over the role of Presidents, Corporates in July 2022. Mr. Peccarelli’s last day at Thomson Reuters was April 3, 2023. Our “Big 3” segments, which collectively comprised approximately 80% of our total revenues, reported organic growth of 7%.

Under Brian’s leadership in 2022:

●	Legal Professionals revenues grew 6% organically, due to growth in recurring revenues driven by Practical Law, Westlaw, HighQ and our Government business.

●

Corporates segment revenues increased 8% organically driven by Practical Law, CLEAR, Direct Tax, Indirect Tax, HighQ, Trust and Confirmation as well as the segment’s businesses in Asia and Latin America.

●	Tax & Accounting Professionals revenues grew 9% organically driven by UltraTax and the segment’s businesses in Latin America.

●	Global Print’s revenues declined at a lower rate than expected.

2022 Target Compensation

	Target Total Direct Compensation (2022)		Fixed	Variable
	US$	% of base salary
Base salary	750,000	–	21%	–
Annual incentive award	1,312,500	175%	–	37%
Long-term incentive awards	1,500,000	200%	–	42%
Total	3,562,500	–	21%	79%

Base salary: Brian’s base salary was unchanged in 2022.

Annual incentive award: Brian’s 2022 annual incentive award had a payout of 120% of target based on financial and individual performance.

Long-term incentive awards: Brian’s 2022 award grant (based on 2021 performance) was split between 50% PRSUs, 25% TRSUs and 25% stock options.

Page 88    Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders

Kirsty Roth

Chief Operations and Technology Officer

Kirsty Roth has been Chief Operations and Technology Officer since August 2020. Prior to joining Thomson Reuters, Kirsty was Global Head of Operations and a Group General Manager for HSBC from May 2016 to August 2020. Before that, Kirsty was Chief Operating Officer for Finance, Operations and IT at Credit Suisse from 2011 to 2016 and a Consulting Partner with Deloitte from 2001 to 2011. Kirsty received a bachelor’s degree in Chemistry from the University of Bristol.

2022 Performance

Under Kirsty’s leadership in 2022:

●

We completed the Change Program, investing nearly $600 million in technology, organizational and market-related initiatives. As of December 31, 2022, we achieved $540 million of annualized run-rate operating expense savings. We increased our small and medium digital sales from 7% to 44% and increased our net promoter score by 35% as compared to our 2020 baseline.

●

Our focus on customers, means we offered more common services like single sign on across multiple products, offered more APIs, introduced a new call center system improving call answering times and offering a broader range of options to contact us including chat and improved our billing systems. In addition, we supported our sales teams with better tools, enabling better customer retention, further cross sales and released our products more often.

●

We created a more secure, modernized and simplified technology architecture and operations and moved 50% of our revenue into public cloud and continued to further our leading data, analytics and AI capabilities.

●	We simplified our real estate portfolio, opened a new global center in Mexico City and reduced our reliance on third party vendors.

2022 Target Compensation

		Target Total Direct Compensation (2022)		Fixed	Variable
	CHF	US$	% of base salary
Base salary	685,000	718,624	–	21%	–
Annual incentive award	856,250	898,280	125%	–	26%
Long-term incentive awards	1,712,500	1,796,561	250%	–	53%
Total	3,253,750	3,413,466	–	21%	79%

Base salary: Kirsty’s base salary was increased in 2022 to better align her pay with the market and reflect the impact of her role.

Annual incentive award: Kirsty’s 2022 annual incentive award had a payout of 120% of target based on financial and individual performance.

Long-term incentive awards: Kirsty’s long-term incentive award was increased from 225% to 250% of her base salary to better align her pay with the market and reflect the impact of her role. Kirsty’s 2022 award grant (based on 2021 performance) was split between 50% PRSUs, 25% TRSUs and 25% stock options.

Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders    Page 89

David Wong

Chief Product Officer

David Wong has been Chief Product Officer since July 2020. Prior to joining Thomson Reuters, David worked at Facebook as Product Management Lead from January 2019 to June 2020 and Product Manager from February 2018 to January 2019. David served as SVP of Product Leadership of Nielsen Holdings PLC from November 2014 to February 2018 and prior to that, served as Nielsen’s VP of Product Leadership from May 2011 to November 2014. David was also a consultant at McKinsey & Company from August 2006 to March 2011. He holds a degree in Engineering Science from the University of Toronto, where he specialized in applied physics and electrical engineering.

2022 Performance

Under David’s leadership in 2022:

●

We launched Westlaw Precision, a significant upgrade to our flagship legal research offering, delivering a more efficient and accurate way to conduct legal research and find on-point cases, including six new capabilities, foremost of which is Precision Research, as well as expanded KeyCite functionality and several other tools that deliver improved research speed and accuracy, and significant enhancements to workflows.

●

We launched several new offerings and made key enhancements across our product portfolio, including expanded HighQ contract lifecycle management capabilities, a new Document Intelligence offering in our Legal Professionals portfolio, a new Free Trade Agreement Analyzer offering in ONESOURCE Global Trade, as well as a new Global Beneficial Ownership solution for CLEAR.

●

We expanded features and capabilities across several products in our Tax & Accounting portfolio, such as UltraTax modernization, which includes the most extensive set of enhancements in recent years, integrating SurePrep into GoSystem Tax and UltraTax and new offerings such as UltraTax Business e-Signature, Checkpoint Engage – Single Audit and the first version of the next generation Confirmation product.

●	We significantly modernized and simplified our product portfolio and product development groups.

2022 Target Compensation

		Target Total Direct Compensation (2022)		Fixed	Variable
	C$	US$	% of base salary
Base salary	792,000	607,475	–	22%	–
Annual incentive award	990,000	759,343	125%	–	28%
Long-term incentive awards	1,782,000	1,366,818	225%	–	50%
Total	3,564,000	2,733,636	–	22%	78%

Base salary: David’s base salary was unchanged in 2022.

Annual incentive award: David ’s 2022 annual incentive award had a payout of 120% of target based on financial and individual performance.

Long-term incentive awards: David’s 2022 award grant (based on 2021 performance) was split between 50% PRSUs, 25% TRSUs and 25% stock options.

Page 90    Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders

Additional Information

Retirement and Other Benefits

Our retirement and other benefits are designed to provide a competitive level of post-retirement income and strong incentive for executives to remain with Thomson Reuters throughout their careers. For more information about retirement and other pension benefits provided to each named executive officer, please see the “Pension and Other Retirement Benefits” subsection of the “Executive Compensation” section of this circular.

Perquisites and Other Personal Benefits

The HR Committee periodically reviews the perquisites and other personal benefits provided to our executive officers. Over the past few years, we have reduced and eliminated various perquisites and other personal benefits provided to our named executive officers (and other members of senior management) in order to simplify our compensation program, better align with emerging trends and focus on performance-based variable incentives. Only those perquisites which the HR Committee believes provide a significant benefit to our company on a cost-effective basis have been retained.

For our named executive officers, perquisites provided in 2022 consisted of:

●

Executive physicals – this benefit can be provided by our company on a coordinated basis at a reasonable price to our organization and reduces the risk that we will lose an executive to an unforeseen medical or health issue, while minimizing the amount of time an executive needs to spend away from the office.

●

Use of company automobiles or car allowances – Steve Hasker is entitled to use a car and driver, which allows him to devote additional time to Thomson Reuters business. Kirsty Roth receives an annual company car allowance as part of our standard program in Switzerland.

●

Tax and financial planning assistance – this benefit allows our named executive officers to utilize the services of a professional advisor who is familiar with our compensation structure and benefit programs. Thomson Reuters benefits from being able to work with one advisor.

We offer a package of expatriate benefits to all employees on a company-initiated long-term assignment to a foreign location. These benefits are typically provided in our industry when companies ask their executives to work outside of their home country. Standard benefits for our executives include a housing allowance (if home sale assistance is not provided), a cost of living allowance for relocations between certain countries, health and welfare benefits, shipping and storage costs, tax equalization, tax preparation services and an annual home leave. None of our named executive officers are expatriates.

Insurance Policies

Our company provides life insurance to certain employees.

Our Canadian employees are provided with life insurance coverage equal to 1.5 times their base salary up to C$1,000,000. Employees may increase this coverage at their expense. Steve Hasker, Mike Eastwood and David Wong are eligible for this benefit.

Our U.S. employees are provided with group life insurance in the amount of their annual salary up to a maximum of $400,000. Employees may increase this coverage at their expense. Brian Peccarelli was eligible for this benefit while employed at Thomson Reuters.

Termination Benefits

Each of our named executive officers may be eligible to receive certain payments and benefits if their employment is terminated under certain circumstances. Additional information is provided in the “Termination Benefits” subsection of this circular. The HR Committee believes that potential termination benefits enhance our ability to attract and retain our executive officers. These benefits do not enhance an executive’s income while employed at our company and are independent of direct compensation decisions made annually.

Equity Grant Policy

We have an equity grant policy which sets forth approval requirements for annual and off-cycle awards. The following describes our current policy.

Annual grants of long-term incentive awards are typically approved at the Board’s meeting in March of each year. In certain years, grants have occurred later in the year.

Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders    Page 91

Under the equity grant policy, the CEO is authorized to approve certain off-cycle awards, depending on the size of the grant and the identity of the particular grantee. Awards that exceed the CEO’s approval authority are submitted to the HR Committee. In addition, under the policy, unless we are in a designated closed period or are in possession of material nonpublic information, off-cycle awards are granted on the 10th day of each month.

New hire awards are made on the 10th day of the month following the month in which the grantee commenced employment with Thomson Reuters.

If we are in a designated closed period or otherwise are in possession of material nonpublic information on the date that a grant would typically be made, then the grant is not made until the 10th day of the month following the month when the closed period ended, or when we are no longer in possession of material nonpublic information.

If the 10th day of the month is not a business day, then the applicable award is made on the next business day that follows the 10th.

We do not backdate or spring-load stock option grants.

Clawback Policy

Our clawback policy provides that the Board, at the recommendation of the HR Committee, has the right to seek reimbursement of part of the annual or long-term incentive compensation awarded to an executive officer if in the Board’s view, the amount of the compensation was calculated based on the achievement or performance of financial results that were subject to a material restatement (other than a restatement due to, or to comply with, changes in applicable accounting principles or related to an acquisition or disposition). Reimbursement could be sought for any excess amount of compensation that relates to such a material restatement that occurred within 24 months of payment of the compensation, and the executive officer from whom reimbursement is sought would need to have engaged in fraud that caused the material restatement. Given the SEC’s adoption of final clawback rules in October 2022, our clawback policy is expected to be revised within the required timeframe to comply with final stock exchange listing standards.

Insider Trading Policy/Pledging and Hedging Restrictions

Our directors and executive officers are required to obtain pre-clearance prior to trading in Thomson Reuters securities. Directors and executive officers may only trade in securities of our company during designated open periods when they do not possess material nonpublic information. Our open periods begin on the business day after we release quarterly or annual earnings and end on the last business day of the quarter or year. Directors and executive officers report their transactions in our securities through the System for Electronic Disclosure by Insiders (SEDI) in Canada, which can be accessed at www.sedi.ca. Our directors and executive officers are exempt from reporting their transactions with the SEC as our company is a foreign private issuer for SEC purposes.

Our directors and executive officers are prohibited from pledging Thomson Reuters securities or holding them in margin accounts.

Our directors, officers and employees are restricted from purchasing financial instruments or otherwise engaging in transactions that are designed to, or have the effect of, hedging or offsetting any decrease in the market value of Thomson Reuters securities. Prohibited transactions of this type include, but not are limited to, trading in puts and calls in Thomson Reuters securities, short sales of Thomson Reuters securities and other types of hedging transactions, such as prepaid variable forward sale contracts, equity swaps and collars.

Performance Graphs

The following graphs compare our cumulative total shareholder return, assuming reinvestment of dividends, of C$100 and US$100 invested in our common shares for the periods presented. Our common shares are listed on the TSX in Canadian dollars and on the NYSE in U.S. dollars under the symbol “TRI”.

Page 92    Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders

Cumulative Value of a C$100 Investment

A significant portion of our revenues is generated in U.S. dollars and our financial statements are expressed in U.S. dollars. As such, the appreciation of the U.S. dollar relative to the Canadian dollar can have a favorable effect on the value of our Canadian dollar-denominated common shares. Our common shares are included in the S&P/TSX Composite Index.

Cumulative Value of a US$100 Investment

Historic Named Executive Officer Compensation

Over the past five years (from January 1, 2018 to December 31, 2022), the total shareholder return of our U.S. and Canadian dollar denominated common shares was approximately 191% and 217%, respectively. During this same period, the total shareholder return for our U.S. dollar-denominated shares was higher than the S&P 500 Composite Index and the total return for our Canadian dollar-denominated shares was higher than the S&P/TSX Composite Index.

The graph below reflects named executive officer compensation based on amounts reflected in the Summary Compensation Table in this year’s circular and in prior year circulars. In the graph below, values for 2018 for our named executive officers were higher than other years as they included special TRSU grants related to executive promotions and hirings. These TRSU grants are not part of an executive’s regular annual compensation. The graph below excludes our former CEO and CFO for 2020 in order to provide a comparison of compensation earned by five named executive officers for each year. Two of our five named executive officers for 2020 (excluding our former CEO and CFO) joined Thomson Reuters during the year and one named executive officer was new to his role during that year.

Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders    Page 93

We believe that the five-year trend set forth below reflects thoughtful and balanced compensation decision-making related to our CEO and our named executive officers.

CEO Compensation Lookback

The table below compares compensation awarded to Steve Hasker in 2020 (when he joined Thomson Reuters), 2021 and 2022 with the actual value of that compensation as of December 31, 2022. The actual value of realized and realizable compensation for each year includes base salary, the annual incentive award paid for the year, the vested value of RSUs granted in the year (or current value of any RSUs that are outstanding), the value of any exercised stock options and the in-the-money value of outstanding stock options that were granted in the year. The table also shows the actual value to the CEO for each $100 of compensation awarded each year, then the cumulative shareholder return per $100 invested in our common shares and in the S&P 500 Composite Index over the same period. These values are indexed at $100 to provide a more meaningful comparison. The table shows that the actual value of CEO compensation is closely aligned with shareholders.

					Value of $100 (as of December 31, 2022)

Year Awarded	Period	Target total direct compensation	Actual value (realized and realizable) as of December 31, 2022	Ratio of actual value as of December 31, 2022 to target total direct compensation (multiplied by $100)	Thomson Reuters shareholders	S&P 500 Composite

2020	3/15/20 to 12/31/20	$9,502,741	$19,106,317	$201	$185	$149

2021	1/1/21 to 12/31/21	$10,033,225	$15,170,510	$151	$144	$106

2022	1/1/22 to 12/31/22	$9,949,668	$10,678,702	$107	$97	$82

Page 94    Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders

Cost of Management Ratio

The table below shows the cost of management ratio, which is reflected as total compensation reported for our top five most highly compensated named executive officers in the Summary Compensation Table for the last five years as a percentage of adjusted EBITDA. It excludes our former CEO and CFO for 2020 in order to provide a comparison of the cost of management ratio related to five named executive officers for each year. The cost of management ratio is affected by foreign exchange rates, the named executive officers each year and our adjusted EBITDA performance. As reflected in the table below, this ratio was slightly lower in 2022 compared to 2021.

	2018	2019	2020	2021	2022

Total compensation reported for the NEOs	$39,015,624	$28,397,606	$24,177,124	$28,288,239	$24,658,798

Adjusted EBITDA	$1,365,000,000	$1,493,000,000	$1,975,000,000	$1,970,000,000	$2,329,000,000

Cost of management ratio	2.86%	1.90%	1.22%	1.44%	1.16%

Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders    Page 95

Executive Compensation

Summary Compensation Table

The table below shows the compensation earned in the last three years by our named executive officers. Total compensation as reflected in the table below includes various items based on grant date fair value of awards as well as accounting and actuarial assumptions, which are not necessarily indicative of compensation realizable by our named executive officers.

					Non-equity incentive plan compensation ($)	Pension value ($)[5]	All other compensation ($)[6]	Total compensation ($)

Name and principal position	Year	Salary ($)[1]	Share- based awards ($)[2]	Option- based awards ($)[3]	Annual incentive plans[4]
Steve Hasker President and Chief Executive Officer	2022	1,146,685	4,882,230	1,627,382	2,752,044	–	176,060	10,584,401
	2021	1,193,042	4,840,571	1,613,528	3,984,760	–	183,467	11,815,368
	2020	947,524	4,743,778	1,581,254	1,672,639	–	2,377,215	11,322,410
Mike Eastwood Chief Financial Officer	2022	709,487	1,235,832	411,925	1,064,231	–	110,316	3,531,791
	2021	738,170	1,225,340	408,410	1,540,929	–	115,157	4,028,006
	2020	655,255	1,203,814	401,249	650,150	–	102,022	3,012,490
Brian Peccarelli Former Chief Operating Officer, Customer Markets; Former President, Corporates	2022	750,000	1,125,060	375,007	1,575,000	49,000	38,931	3,912,998
	2021	750,000	1,125,094	375,005	2,191,875	52,000	36,731	4,530,705
	2020	750,000	1,125,044	375,002	1,036,875	16,000	34,211	3,337,132
Kirsty Roth Chief Operations and Technology Officer	2022	716,038	1,389,138	463,028	1,074,056	149,799	6,037	3,798,096
	2021	738,054	1,288,704	429,536	1,540,687	237,614	7,850	4,242,445
	2020	260,957	750,032	–	753,061	85,024	–	1,849,074
David Wong Chief Product Officer	2022	607,475	1,058,148	352,696	911,212	–	100,780	3,030,311
	2021	632,033	1,049,110	349,696	1,319,369	–	111,098	3,461,306
	2020	304,918	2,700,037	0	562,500	–	35,321	3,602,776

1	Steve Hasker’s, Mike Eastwood’s and David Wong’s 2022, 2021 and 2020 compensation was paid in Canadian dollars and amounts in the table have been translated to U.S. dollars. Kirsty Roth’s 2022, 2021 and 2020 compensation was paid in Swiss francs and amounts in the table have been translated to U.S. dollars. 2020 base salary information for Steve Hasker, Kirsty Roth and David Wong reflect amounts earned from their respective start dates at our company through year-end.

2	Share-based awards reflect the grant date fair value of RSUs granted as long-term incentive awards in 2022, 2021 and 2020. No special or one-time/off-cycle share-based awards were granted to our named executive officers in 2022. The grant date fair value of all 2022, 2021 and 2020 awards were based on the closing price of our common shares on the NYSE on the date prior to the grant date. PRSUs are valued assuming target performance. Additional information about our long-term incentive awards and special RSU grants is provided in the “Compensation Discussion and Analysis” section of this circular.

3	For options granted in 2022, 2021 and 2020, we calculated the grant date fair value based on the closing common share price on the date prior to the grant date and used a Black-Scholes valuation of this share price. The grant date fair value of stock options granted in 2022, 2021 and 2020 was essentially the same as the accounting fair value of those stock options. Additional information is provided in note 25 of our 2022 annual consolidated financial statements, which are included in our 2022 annual report. The following table provides additional information about options granted to named executive officers in the last three years.

Grant Date	Grant Date Fair Value and Accounting Fair Value (per option)	Applicable Share Price	Black- Scholes Valuation

March 2, 2022	$15.69	$102.00	15.38%

March 3, 2021	$11.37	$88.87	12.79%

March 4, 2020	$6.73	$75.96	8.86%

The number of stock options granted to each named executive officer that were outstanding as of December 31, 2022 is set forth in the “Incentive Plan Awards” subsection that follows later in this circular.

Page 96    Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders

4	Annual cash incentive payouts are with respect to performance during 2022, 2021 and 2020. Payouts were made in the first quarter of 2023, 2022 and 2021, respectively, following certification of the achievement of applicable performance goals. Additional information is provided in the “Compensation Discussion and Analysis” section of this circular.

5	Pension value represents the compensatory portion of the change in the accrued defined benefit pension obligation. Additional information is provided in the “Pension and Other Retirement Benefits” section of this circular.

6	All other compensation for 2022 for our named executive officers also includes the following perquisites:

●	For Steve Hasker, a supplemental retirement plan allocation of $172,003;
●	For Mike Eastwood, a supplemental retirement plan allocation of $106,423;
●	For Brian Peccarelli, financial planning of $25,900;
●	For Kirsty Roth, executive physical of $4,091 and financial planning of $1,946; and
●	For David Wong, a supplemental retirement plan allocation of $91,121.

For additional information regarding the supplemental retirement plan allocations, please see the “Pension and Other Retirement Benefits” section of this circular.

7	Brian Peccarelli’s last day of employment with our company was April 3, 2023. For additional information regarding severance-related amounts and benefits that are payable to Brian, please see the “Termination Benefits” section of this circular.

In 2020, we paid Steve Hasker a sign-on cash bonus of C$2,990,000 in connection with joining our company. The bonus represented a one-time payment to incentivize Steve to join Thomson Reuters and was also in lieu of our company providing him with certain standard relocation benefits.

The value of DSU and RSU dividend equivalents credited or paid to named executive officers is not included within “All other compensation” as the right to receive dividends has been factored into the reported grant date fair value of the awards.

Steve Hasker does not receive additional compensation for serving on our Board of Directors.

Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders    Page 97

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth certain information regarding outstanding stock option and RSU awards granted to our named executive officers as of December 31, 2022. The value of unexercised in-the-money options is based on the difference between the closing price of our common shares on the NYSE on December 31, 2022 and the exercise price of the applicable option. The market or payout value of share-based awards that have not vested is based on the total of TRSUs and the target amount of PRSUs granted for long-term incentive awards, using the closing price of our common shares on the NYSE on December 31, 2022. PRSU awards may or may not pay out, depending on our company’s performance against targets. For more information regarding these awards, please see the “Compensation Discussion and Analysis” section of this circular.

	Option-Based Awards				Share-Based Awards

Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-The-Money Options ($)	Number of Shares or Units of Shares That Have Not Vested (#)	Market or Payout Value of Share-Based Awards That Have Not Vested ($)	Market or Payout Value of Vested Share- Based Awards Not Paid Out or Distributed ($)

Steve Hasker	234,956	$75.96	3/4/2030	$8,954,173	170,627	$19,463,422	–

	141,911	$88.87	3/3/2031	$3,576,157

	103,721	$102.00	3/2/2032	$1,251,912

Mike Eastwood	14,129	$54.36	3/6/2029	$843,643	43,231	$4,931,360	–

	8,237	$63.26	5/10/2029	$418,522

	59,621	$75.96	3/4/2030	$2,272,156

	35,920	$88.87	3/3/2031	$905,184

	26,254	$102.00	3/2/2032	$316,886

Brian Peccarelli	12,467	$54.36	3/6/2029	$744,405	149,363	$17,037,837	–

	27,861	$75.96	3/4/2030	$1,061,783

	24,737	$88.87	3/3/2031	$623,372

	23,901	$102.00	3/2/2032	$288,485

Kirsty Roth	28,334	$88.87	3/3/2031	$714,017	32,154	$3,667,807	–

	29,511	$102.00	3/2/2032	$356,198

David Wong	30,756	$88.87	3/3/2031	$775,051	22,693	$2,588,591	–

	22,479	$102.00	3/2/2032	$271,322

The closing price of our common shares on December 31, 2022 on the NYSE was $114.07. During 2022, the high and low closing prices for our common shares on the NYSE were $117.84 and $92.58, respectively.

Page 98    Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders

Restricted Share Units – Aggregate Number and Value

The following table sets forth the aggregate number and the value of RSUs held by our named executive officers as of December 31, 2022, based on the closing price of our common shares on the NYSE on that day. RSU amounts below include additional units received from notional dividend equivalents. In 2022, we granted the following additional units from notional dividend equivalents to our named executive officers: Steve Hasker – 2,623; Mike Eastwood – 679; Brian Peccarelli – 2,450; Kirsty Roth – 516; and David Wong – 494. Those additional units do not vest until the underlying RSUs vest. For additional information about our RSUs, please see the “Compensation Discussion and Analysis” section of this circular.

Name	TRSUs (#)	PRSUs (#)*	Total RSUs (#)*	Value ($)*

Steve Hasker	56,875	113,752	170,627	$19,463,422

Mike Eastwood	14,411	28,820	43,231	$4,931,360

Brian Peccarelli	122,782	26,581	149,363	$17,037,837

Kirsty Roth	12,979	19,175	32,154	$3,667,807

David Wong	7,564	15,129	22,693	$2,588,591

* Assumes vesting of PRSUs at the target amount (100%).

Incentive Plan Awards – Value Vested or Earned in 2022

The following table sets forth information regarding incentive plan awards that vested or were earned in 2022. The dollar value of share-based awards (PRSUs and TRSUs) reflects the number of units vested multiplied by the closing price of our common shares on the NYSE on the vesting date. The dollar value of vested options reflects the difference between the closing price of our common shares on the NYSE on the vesting date and the exercise price of the applicable options. Non-equity incentive plan compensation reflects the value of annual cash incentive awards earned for 2022. For more information regarding these awards, please see the “Compensation Discussion and Analysis” section of this circular.

Name	Option-based awards – value vested during the year ($)	Share-based awards – value vested during the year ($)	Non-equity incentive plan compensation –value earned during the year ($)

Steve Hasker	2,116,915	–	2,752,044

Mike Eastwood	792,088	900,636	1,064,231

Brian Peccarelli	3,282,000	1,806,129	1,575,000

Kirsty Roth	136,182	378,818	1,074,056

David Wong	110,875	2,153,489	911,212

Stock Options – Exercises in 2022

As indicated in the table below, Brian Peccarelli and Kirsty Roth were the only named executive officers who exercised stock options in 2022.

Name	Exercise date	Grant date	Number of options	Exercise price	Sale Price	Gain

Steve Hasker	–	–	–	–	–	–

Mike Eastwood	–	–	–	–	–	–

Brian Peccarelli	August 19, 2022	June 6, 2018	116,199	$39.49	$116.02	$8,892,709

	December 20, 2022	March 6, 2019	12,467	$54.36	$111.76	$715,606

	December 20, 2022	March 4, 2020	27,860	$75.96	$111.76	$997,388

	December 20, 2022	March 3, 2021	8,245	$88.87	$111.76	$188,728

Kirsty Roth	November 22, 2022	March 3, 2021	9,444	$88.87	$113.64	$233,928

David Wong	–	–	–	–	–	–

Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders    Page 99

Equity Compensation Plan Information

The following table provides information as of December 31, 2022 regarding our common shares that may be issued under our stock incentive plan. For more information about our stock incentive plan and other plans under which we may issue common shares, please see the “Description of Equity Compensation and Other Plans” section below and Appendix A to this circular.

Plan category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted average exercise price of outstanding options, warrants and rights		(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders:
Stock options	1,908,088	US$78.06		–
TRSUs	1,385,013	N/A	[1]	–
PRSUs	795,272	N/A	[1]	–
Total	4,088,373	–		9,069,475
Equity compensation plans not approved by security holders	–	–		–
Total	4,088,373	–		9,069,475

1	Unlike stock options, RSUs do not have an applicable exercise price.

Description of Equity Compensation and Other Plans

We are authorized to issue common shares under the following plans:

•	Stock incentive plan;

•	Deferred compensation plan; and

•	Employee stock purchase plans.

We also maintain a share plan for our non-employee directors but any shares needed to satisfy our obligations under those plans are purchased in the open market, so there is no dilutive effect. We also grant cash-based awards under our phantom stock plan.

Copies of our stock incentive plan, deferred compensation plan and employee stock purchase plans are available to any shareholder upon request by writing to: Thomson Reuters, Attention: Chief Legal Officer and Company Secretary, 333 Bay Street, Suite 300, Toronto, Ontario M5H 2R2, Canada.

The tables set forth in Appendix A to this circular provide information regarding the key features of our plans. Our director compensation plan is described in the “About Our Directors – Director Compensation and Share Ownership” section of this circular.

Pension and Other Retirement Benefits

The following describes pension and other retirement benefits provided to our named executive officers.

Defined Benefit Pension Plans

Steve Hasker and David Wong do not participate in a defined benefit pension plan.

Brian Peccarelli participated in a broad based, U.S. defined benefit pension plan while employed at Thomson Reuters which has been closed to new participants since 2006. Mike Eastwood participated in the plan through April 2019. In 2020, we announced that we will freeze benefit accruals in the plan for participating employees effective as of January 1, 2023. The plan is funded by one of our wholly owned U.S. subsidiaries and is qualified under U.S. federal income tax laws. Benefits under the plan are subject to a maximum annual benefit based on eligible compensation limits set forth by the U.S. Internal Revenue Code. In 2022, the eligible compensation limit was $305,000 and the maximum annual benefit limit under the pension plan was $245,000.

Kirsty Roth participates in a Swiss cash balance pension plan. Participating employees contribute up to 10% of their insured (pensionable) salary and the company contributes 17% of the employee’s insured (pensionable) salary. The maximum pensionable salary is CHF 860,400.

Page 100    Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders

The following table sets forth information related to our three named executive officers who participate or participated in a defined benefit pension plan.

		Annual benefits payable ($)[2]

Name	Number of years credited service (#)[1]	At year end	At age 65	Opening present value of defined benefit obligation ($)[3]	Compensatory change ($)[4]	Non- compensatory change ($)[5]	Closing present value of defined benefit obligation ($)[6]
Mike Eastwood	13.58	53,000	53,000	641,000		(195,000)	446,000
Brian Peccarelli	24.00	96,000	96,000	1,267,000	49,000	(305,000)	1,011,000
Kirsty Roth	2.33	30,792	217,542	373,710	149,799	(32,699)	490,810

1	Kirsty has 2.3 years of credited service with Thomson Reuters for her pension plan benefit and an additional 6.0 years of credit service that she earned while participating in a prior employer’s pension plan and which was transferred into the Thomson Reuters plan during 2021. The table above only reflects amounts earned by Kirsty at Thomson Reuters.
2	Annual benefits payable at year-end and at age 65 represent the estimated pension earned for all service to date (up to January 1, 2023), and based on total service projected to age 65 (up to January 1, 2023), respectively. Benefits are calculated based on pensionable earnings used for the 2022 actuarial valuations for the Accrued Obligation calculations. Benefits are also based on the terms of current retirement agreements. Benefits payable at year-end do not include any reduction that may apply if a named executive officer retires prior to his or her normal retirement date.
3	The accrued obligation represents the value of the projected pension benefit from the pension plan and Retirement Plus plan, earned for all service through December 31, 2021 (measurement date for 2021 year-end disclosure). The key assumptions include a discount rate of 2.95%, a rate of compensation increase of 3.50% and the Pri 2012 mortality table with MP2021 generational improvement scale.
4	The amount shown above includes service cost (with interest to end of year) plus plan changes and differences between actual and estimated earnings. For Kirsty, the compensatory change reflects the present value of the company contribution of CHF 110,484, projected until retirement at a growth rate of 3.40% and discounted back to current age at a rate of 2.20% and other actuarial assumptions in accordance with International Accounting Standards 19 rev. 2011.
5	The amount shown above includes the interest cost on the accrued obligation and the impact of the change in discount rate from 2.95% to 5.40%.
6	The accrued obligation represents the estimated value of the projected pension benefit from the pension plan and Retirement Plus plan, earned for all service through December 31, 2022 (measurement date for 2022 year-end disclosure). The key assumptions include a discount rate of 5.40% and the Pri2012 mortality table with MP2021 generational improvement scale.

Defined Contribution Plans

Steve Hasker, Mike Eastwood and David Wong participate in a Canadian defined contribution pension plan (DCPP). Our company contributes 15% of each of their base salary to their individual DCPP account, up to the Canada Income Tax Act (ITA) contribution limit (C$30,780 in 2022). Once the ITA limit is reached, the 15% allocation continues in a Supplemental Retirement Plan (SRP), where a notional account is tracked and held in the executive’s name. There is no cap to the dollar value that can be allocated to the SRP. In 2022, Steve, Mike and David received SRP allocations of C$193,470, C$107,970 and C$88,020, respectively. The following table sets forth information related to Steve, Mike and David’s participation in the DCPP and SRP.

Name	Accumulated value at start of year ($)	Compensatory ($)	Accumulated value at year end ($)[1]
Steve Hasker	345,295	172,003	493,941
Mike Eastwood	291,050	106,423	372,138
David Wong	93,878	91,121	181,248

1	End of year balances reflect losses due to investment performance.

Brian Peccarelli participated in a 401(k) retirement savings plan, which provided for company matching contributions to amounts contributed by him to the plan in 2022. Participating employees can contribute up to 50% of their eligible compensation on a combined before-tax or after-tax basis. For participants in a U.S. defined benefit pension plan (such as Brian Peccarelli, during his employment at the company), the amount of company matching contributions is 50% of the first 6% of eligible compensation that is contributed by the participant. Employees who do not participate in a U.S. defined benefit pension plan receive company matching contributions equal to 100% of the first 5% of eligible compensation that they contributed. The maximum before-tax and/or Roth 401(k) contribution that could be made by Brian Peccarelli in 2022 (including age 50+ catch-up contributions) was $27,000.

Retirement Plus Plans

We provide a supplemental benefit to Steve Hasker, Mike Eastwood and David Wong through an SRP, as discussed above.

We provided a supplemental benefit to Brian Peccarelli through a “retirement plus” plan which is an unfunded, non-qualified defined benefit plan while he was employed at Thomson Reuters. Under this benefit, we provided allocations with respect to

Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders    Page 101

compensation above the eligible compensation limits imposed by the U.S. Internal Revenue Service (IRS) and subject to a maximum eligible “retirement plus” plan compensation limit of $300,000. In 2022, the IRS compensation limit was $305,000. As a result, Brian Peccarelli received an allocation of $1,905 in 2022 under this plan. Amounts under this plan are paid from our general assets. Mike Eastwood ceased participating in that plan at the end of April 2019 and has not received allocations to that plan since that time.

SERPs

None of our executive officers has a supplemental executive retirement plan (SERP).

Termination Benefits

Potential Payments upon Termination

Our change in control benefits for named executive officers require a “double trigger”. We do not gross up taxes related to termination and no severance is provided for terminations for cause.

Agreements with Named Executive Officers

We have entered into an agreement with Steve Hasker that relates to potential payments to him upon termination of employment. We also recently signed a separation agreement and a transitional services consulting agreement with Mr. Peccarelli, whose last day of employment with our company was on April 3, 2023. The discussion below is qualified by the summaries of those agreements which are provided later in this section.

Severance payments

Each of our named executive officers would be entitled to two years of salary continuation in the event of involuntary termination without cause. We typically pay severance in accordance with our standard payroll practices, as opposed to in a lump sum.

Annual incentive awards

Pursuant to award terms and conditions, 2023 annual incentive awards would be treated as follows in the event of termination. As discussed later in this section, we simplified our treatment of retirement by reflecting one definition for annual incentive awards in 2022 and 2023.

Termination Event	Award Treatment
Voluntary termination	Forfeited if this occurs on or prior to March 1, 2024, subject to applicable law.
Involuntary termination for poor performance or for Cause	Forfeited
Involuntary termination not for poor performance or without Cause	If this occurs between January 1, 2023 and December 31, 2023, an award payout will be made to the executive that is pro-rated through the date of termination based on the executive’s target award and modified by the business performance for the 2023 performance period. Payment will be made in or about March 2024 following the completion of the 2023 performance period.
Sale of the executive’s business or Change of Control of Thomson Reuters	Thomson Reuters may (without the consent of the executive) assign all or part of its award payment obligation to make payments under the annual incentive plan or for a third party purchaser to substitute a substantially similar award for the executive and other participants whose business is being acquired or if a Change of Control occurs.
Retirement	Forfeited, if this occurs between January 1, 2023 and June 30, 2023. If this occurs between July 1, 2023 and December 31, 2023, an award payout will be made that is pro-rated through the date of termination based on the executive’s target award and modified by business performance for the 2023 performance period. Payment will be made in or about March 2024 following the completion of the 2023 performance period.
Disability or Death	Forfeited, if this occurs between January 1, 2023 and June 30, 2023. If this occurs between July 1, 2023 and December 31, 2023, an award payout will be made that is pro-rated through the date of termination based on the executive’s target award. Payment will be made as soon as administratively practicable following the occurrence of the event.

Page 102    Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders

If an executive’s employment is terminated for any reason other than voluntary termination, for poor performance or for Cause (i) between January 1, 2024 and March 1, 2024 but before award payouts are made, an award payout based on the executive’s target award, modified by business performance for the 2023 performance period, will be made on the payment date in 2024; and (ii) between March 2, 2024 and the payment date in 2024, an award payout based on the executive’s target award, modified by the business and individual performance for the 2023 performance period, will be made on the payment date in 2024.

Equity-based awards

The tables below set forth the treatment of stock options, TRSUs and PRSUs granted in 2022 and 2023 in the event of termination. As discussed later in this section, we simplified our treatment of retirement by reflecting one definition in equity-based awards granted in 2022 and 2023. Equity-based awards granted prior to 2022 reflected separate definitions for “Early Retirement” and “Normal Retirement” (which are discussed below). We discuss the current definition of “Retirement” and the previous definitions of “Early Retirement” and “Normal Retirement” later in this section.

Stock options

Pursuant to award terms and conditions, stock options granted in 2022 and 2023 would be treated as follows in the event of termination:

Termination Event	Vested Options	Unvested Options	Exercise Period

Voluntary termination	Remain exercisable	Forfeited	The earlier of 3 months from the termination date or the grant expiration date.

Involuntary termination for poor performance or for Cause	Forfeited	Forfeited	N/A

Involuntary termination not for poor performance or without Cause	Remain exercisable	One additional vesting period (standard vesting is 25% in each of the first four years of the award) is accelerated and exercisable upon termination and the remaining unvested options are forfeited.	The earlier of 3 months from the termination date or the grant expiration date.

Sale of the holder’s business	Remain exercisable	The Board or HR Committee shall meet to determine the appropriate treatment of any unvested options.	The earlier of 1 year from the involuntary termination without cause date or the grant expiration date.

A Change of Control of Thomson Reuters (based on the surviving, successor or acquiring company assuming options or substituting similar awards)	Remain exercisable	Fully vested upon a “double trigger” (involuntary termination not for poor performance or without Cause within two years following a Change of Control (as described below)); otherwise, the options continue to vest on the original vesting date(s) subject to continuous employment.	The earlier of 1 year from the involuntary termination without cause date or the grant expiration date.

Retirement	Remain exercisable	Continue to vest on the original vesting date(s); provided that the options have been outstanding for at least six months when Retirement occurs. If the options have not been outstanding for that period, they would be forfeited.	Options outstanding for 7 years or more: earlier of 1 year from Retirement or expiration of the options. Options outstanding for less than 7 years: 7 years from the grant date.

Disability	Remain exercisable	Fully vested	The earlier of 1 year from the Disability date or the grant expiration date

Death	Remain exercisable	Fully vested	The earlier of 1 year from the date of Death or the grant expiration date

Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders    Page 103

TRSUs

Pursuant to award terms and conditions, TRSUs granted in 2022 and 2023 would be treated as follows in the event of termination:

Termination Event	Unvested TRSUs

Voluntary termination	Forfeited

Involuntary termination for poor performance or for Cause	Forfeited

Involuntary termination not for poor performance or without Cause	Pro rata vesting based on active service as an employee (measured in calendar days from the grant date to the termination date). Vesting would occur on the termination date. The remaining TRSUs would be forfeited.

Sale of the holder’s business	The Board or HR Committee shall meet to determine the appropriate treatment of any unvested TRSUs.

A Change of Control of Thomson Reuters (based on the surviving, successor or acquiring company assuming TRSUs or substituting similar awards)	Fully vested upon a “double trigger” (involuntary termination not for poor performance or without Cause within two years following a Change of Control); otherwise, the TRSUs would become vested on the scheduled vesting date(s), subject to continuous employment.

Retirement	Continue to vest on the scheduled vesting date(s) if the TRSUs have been outstanding for at least six months when Retirement occurs. If the TRSUs have not been outstanding for that period, they would be forfeited.

Disability	Fully vested

Death	Fully vested

PRSUs

Pursuant to award terms and conditions, PRSUs granted in 2022 and 2023 would be treated as follows in the event of termination:

Termination Event	Unvested PRSUs

Voluntary termination	Forfeited

Involuntary termination for poor performance or for Cause	Forfeited

Involuntary termination not for poor performance or without Cause	Pro rata vesting based on active service as an employee (measured in calendar days) during the performance period. Performance factor applied at the end of the performance period. Vesting would occur on the original vesting date(s). The remaining PRSUs would be forfeited.

Sale of the holder’s business	The Board or HR Committee shall meet to determine the appropriate treatment of any unvested PRSUs.

A Change of Control of Thomson Reuters (based on the surviving, successor or acquiring company assuming PRSUs or substituting similar awards)

If a Change of Control occurs during first two years of the three year performance period, PRSUs will be converted to TRSUs at 100% of target performance and become vested on the original vesting date.

If a Change of Control occurs during year three of the three year performance period, PRSUs will be converted to TRSUs based on estimated performance and become vested on the original vesting date.

“Double trigger”—if a holder ceases to be an employee as a result of involuntary termination not for poor performance or without Cause within two years following a Change of Control, then all of the holder’s outstanding TRSUs (which were converted from PRSUs at the time of the Change of Control) shall become fully vested on the date that the holder ceased to be an employee.

Retirement	Fully vested on the scheduled vesting date(s) (as adjusted to reflect actual performance) if the PRSUs have been outstanding for at least six months when Retirement occurs. If the PRSUs have not been outstanding for that period, they would be forfeited.

Disability	Fully vested on the scheduled vesting date(s) (as adjusted to reflect actual performance).

Death	Fully vested on the scheduled vesting date(s) (as adjusted to reflect actual performance).

Page 104    Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders

Retirement

As noted above, we simplified our treatment of retirement by reflecting one definition for annual incentive and equity-based awards granted in 2022 and 2023. Equity-based awards granted prior to 2022 reflect separate definitions for “Early Retirement” and “Normal Retirement”. These definitions are subject to any existing or additional statutory requirements or prescribed definitions that may be set forth by local laws in jurisdictions where awards have been granted and which would take precedence.

Awards granted in 2022 and 2023	Retirement means retirement from active employment on or after attaining (a) age 65 or (b) age 60 or more and the combination of an employee’s age and years of credited service with Thomson Reuters is equal to 65 or more. For purposes of section (b) of this definition, partial years will be counted solely to determine whether an employee satisfies the total of 65 or more, but will not be rounded.
Awards granted prior to 2022

Early Retirement means age 60; provided that employees in the United States (the 50 states and the District of Columbia) must have at least 5 years of credited service.

Normal Retirement means age 65 for employees without supplemental executive retirement plans (SERPs) and age 62 and at least 10 years of credited service for employees with SERPs.

Pursuant to award terms and conditions, stock options granted prior to 2022 would be treated as follows in the event of termination due to Normal Retirement or Early Retirement:

Termination Event	Vested Options	Unvested Options	Exercise Period

Normal Retirement	Remain exercisable	Continue to vest on the original vesting date(s); provided that the options have been outstanding for at least six months when Normal Retirement occurs. If the options have not been outstanding for that period, they would be forfeited.	Options outstanding for 7 years or more: earlier of 1 year from Normal Retirement or expiration of the options. Options outstanding for less than 7 years: 7 years from the grant date.

Early Retirement	Remain exercisable	Partially vested, reduced by 5% for each year that the holder retired prior to Normal Retirement; provided that the options have been outstanding for at least six months when Early Retirement occurs. If the options have not been outstanding for that period, they would be forfeited.	The earlier of 1 year from the Early Retirement date or the grant expiration date.

Pursuant to award terms and conditions, TRSUs granted prior to 2022 would be treated as follows in the event of termination due to Normal Retirement or Early Retirement:

Termination Event	Unvested TRSUs

Normal Retirement	Continue to vest on the scheduled vesting date(s) if the TRSUs have been outstanding for at least six months when Normal Retirement occurs. If the TRSUs have not been outstanding for that period, they would be forfeited.

Early Retirement	Pro rata vesting based on active service as an employee (measured in calendar days) during the award period if the TRSUs have been outstanding for at least six months when Early Retirement occurs. Vesting would occur on the termination date. If the TRSUs have not been outstanding for that period, they would be forfeited.

Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders    Page 105

Pursuant to award terms and conditions, PRSUs granted prior to 2022 would be treated as follows in the event of termination due to Normal Retirement or Early Retirement:

Termination Event	Unvested PRSUs

Normal Retirement	Fully vested on the scheduled vesting date(s) (as adjusted to reflect actual performance) if the PRSUs have been outstanding for at least six months when Normal Retirement occurs. If the PRSUs have not been outstanding for that period, they would be forfeited.

Early Retirement	Pro rata vesting on the scheduled vesting date(s) based on active service as an employee (measured in calendar days) during the performance period (and as adjusted to reflect actual performance) if the PRSUs have been outstanding for at least six months when Early Retirement occurs. If the PRSUs have not been outstanding for that period, they would be forfeited.

Change of Control

A “Change of Control” for purposes of our incentive plan awards would occur in the following circumstances: (i) all or substantially all of the assets of our company are sold, assigned or transferred other than to a subsidiary; (ii) a change in a majority of our Board members; (iii) 50% or more of our company’s outstanding voting securities are acquired by someone other than Woodbridge; or (iv) a going private transaction results in Woodbridge owning more than 50% of our company’s outstanding voting securities.

The Change of Control treatment described in the tables above is based on the surviving, successor or acquiring company assuming our outstanding incentive plan awards or substituting similar options or awards for our outstanding incentive plan awards. If the surviving, successor or acquiring company does not assume our outstanding incentive plan awards or substitute similar options or awards for our outstanding incentive plan awards, or our Board otherwise determines, our incentive plan awards will generally vest.

In the event of a Change of Control, our Board also has the power to (i) modify the terms of our annual incentive awards as it considers fair and appropriate to participants; (ii) modify the terms of our annual incentive awards to assist participation in the actual or potential Change of Control event; or (iii) terminate annual incentive awards not exercised or settled following the Change of Control.

Pension and benefits

For pensions, Brian Peccarelli was not entitled to incremental pension-related payments or benefits in connection with his termination of employment. Information regarding his pension benefits is included in the “Defined Benefits Plans Table” earlier in this circular.

For benefits, each named executive officer would be entitled to continuation of executive physicals, tax, financial planning and outplacement assistance and continuation of generally available health and welfare benefits during the applicable period following termination.

Other terms and conditions

Our named executive officers do not have a right to receive a gross-up for any taxes that might be due upon termination.

In the event of termination without cause, each named executive officer would be required to provide a release and waiver of employment and other claims in favor of our company in connection with receiving severance benefits. Each named executive officer has agreed to a set of restrictive covenants (e.g., non-compete, non-solicit, non-disparagement and confidentiality obligations) as part of PRSU, TRSU and/or stock option award terms and conditions.

Amounts actually received should any of the named executive officers cease to be employed will vary based on factors such as the timing during the year of any such event, our share price, the executive’s age, the circumstances of termination and any changes to our benefit arrangements and policies.

Page 106    Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders

Agreement with Steve Hasker

We agreed with Steve Hasker that any PRSUs, TRSUs and stock options granted to him in 2020 and 2021 will vest in full in the event of his involuntary termination without cause or his resignation for good reason within 48 months of his start date with our company. Equity awards granted to Steve in 2022 and later years are subject to standard grant terms and conditions.

Prior to August 24, 2024 (and, in either event, at least six months prior to the fifth anniversary of Steve becoming a Canadian tax resident) (referred to as the “Departure Tax Trigger Date”), our company and Steve will undertake to analyze the impact to him of tax that may be levied by Canada Revenue Agency on the deemed disposition of certain types of assets when a person emigrates from Canada if his employment were to terminate with Thomson Reuters following the Departure Tax Trigger Date and he were to relocate back to the United States or to any other jurisdiction outside of Canada. Prior to a date which is 30 days prior to the Departure Tax Trigger Date, our company will choose, after good faith consultation with Steve, a commercially reasonable step to deal with the impact to him of the Canadian departure tax at no net cost to him. Such a step may include relocating Steve’s primary place of employment to any of Thomson Reuters’ offices in Ann Arbor, Dallas, Minneapolis-St. Paul or New York City (with such choice of location to be the subject of consultation with Steve, but ultimately within Thomson Reuters’ sole discretion taking into account the best interests of our company). Any such relocation shall not constitute “Good Reason” for purposes of Steve’s employment agreement with our company.

Agreements with Brian Peccarelli

We recently signed a separation agreement with Mr. Peccarelli, whose last day of employment with our company was on April 3, 2023. Mr. Peccarelli will receive the standard severance payment for an executive officer (24 months of salary continuation). His outstanding PRSUs, TRSUs and stock options will be treated in accordance with standard award terms and conditions for involuntary termination without cause, as described in this section. Mr. Peccarelli will be entitled to continued participation in group medical, dental and vision plans during the severance period at the same cost to him as during his active service as an employee.

Mr. Peccarelli is subject to non-compete, non-solicit, non-disparagement and confidentiality undertakings as part of his separation agreement. The non-compete undertaking and the non-solicit undertaking are each for a one-year period. In connection with receiving severance benefits, Mr. Peccarelli provided a release and waiver of employment and other claims in favor of our company.

We also signed a transitional services consulting agreement with Mr. Peccarelli to provide periodic advisory services for one year beginning on April 4, 2023. The term of this agreement can be extended by mutual agreement of the parties. It is estimated that Mr. Peccarelli will provide services totaling no more than 30 days per year or 25 hours in a given month. Under this agreement, Mr. Peccarelli is entitled to a fee of $5,000 per day (or $2,500 per half day) worked and reimbursement of reasonable travel and out-of-pocket expenses incurred in connection with the provision of advisory services to Thomson Reuters.

Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders    Page 107

Estimated incremental values

Each named executive officer (other than Brian Peccarelli, whose employment terminated on April 3, 2023) may be eligible to receive certain incremental payments and benefits upon termination of employment under various circumstances. The table below includes the value of incremental compensation that would be available to each named executive officer (other than Brian Peccarelli) upon the applicable specified event. Payments and benefits contemplated by plan or award terms and conditions are not reflected in the table. The amounts in the table assume that the named executive officer left our company on December 31, 2022. The closing price of our common shares on the NYSE on that date was $114.07.

	Involuntary Termination without Cause	Early Retirement	Involuntary termination for Cause or voluntary resignation	Termination for good reason	Death or Disability	Qualifying “double trigger” termination following a Change of Control[1]
Steve Hasker
Severance	$2,293,370	–	–	–	–	$2,293,370
Equity-based compensation	$6,412,000	–	–	$20,863,500	–	–
Pension	–	–	–	–	–	–
Benefits	$70,000	–	–	–	$30,000	–
Total	$8,775,370	–	–	$20,863,500	$30,000	$2,293,370
Mike Eastwood
Severance	$1,418,975	–	–	–	–	$1,418,975
Equity-based compensation	–	–	–	–	–	–
Pension	–	–	–	–	–	–
Benefits	$70,000	–	–	–	$30,000	–
Total	$1,488,975	–	–	–	$30,000	$1,418,975
Kirsty Roth
Severance	$1,437,249	–	–	–	–	$1,437,249
Equity-based compensation	–	–	–	–	–	–
Pension	–	–	–	–	–	–
Benefits	$70,000	–	–	–	$30,000	–
Total	$1,507,249	–	–	–	$30,000	$1,437,249
David Wong
Severance	$1,214,949	–	–	–	–	$1,214,949
Equity-based compensation	–	–	–	–	–	–
Pension	–	–	–	–	–	–
Benefits	$70,000	–	–	–	$30,000	–
Total	$1,284,949	–	–	–	$30,000	$1,214,949

1	Payable upon a “double trigger” (involuntary termination not for poor performance or without Cause within two years following a Change of Control). Amounts reflected for all named executive officers relate to a Change of Control of Thomson Reuters.

Page 108    Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders

Information Regarding the Return of Capital Transaction

Background to and Reasons for the Return of Capital Transaction

In October 2018, we sold a 55% interest in our Financial & Risk business to private equity funds managed by Blackstone for approximately US$17 billion and retained a 45% interest in the new company, which was renamed as Refinitiv (the “F&R Transaction”). We subsequently returned US$10 billion of the proceeds of the F&R Transaction to our shareholders through a series of transactions, including a return of capital transaction structured in the same manner as the Return of Capital Transaction currently being proposed.

In January 2021, our company and Blackstone’s consortium sold Refinitiv to LSEG in an all-share transaction for a total enterprise value of approximately $27 billion (at the time of announcement) (the “LSEG Transaction”). We hold our LSEG shares through YPL, an entity jointly owned by our company, Blackstone’s consortium and certain current LSEG and former members of Refinitiv senior management. Subject to certain exceptions, Thomson Reuters and Blackstone’s consortium agreed to be subject to a lock-up for their LSEG shares that will terminate on January 29, 2025.

During negotiation of the LSEG Transaction and following its closing, management discussed potential uses of the proceeds from the eventual sale of LSEG shares with the board of directors at scheduled meetings. We committed to our shareholders that the proceeds would be used to pursue organic and inorganic opportunities in key growth segments and provide returns to shareholders.

On January 31, 2023, our company and Blackstone’s consortium sold approximately 21.2 million LSEG shares through YPL to Microsoft, of which 10.5 million LSEG shares were indirectly owned by our company. We received approximately US$1.0 billion of gross proceeds from the sale. In conjunction with the sale of shares to Microsoft, LSEG amended the terms of the contractual lock-up provisions previously agreed between LSEG and the Blackstone/Thomson Reuters entities that hold the LSEG shares. As such, we are entitled to sell approximately 31 million of our company’s indirectly owned shares in the twelve-month period beginning January 30, 2023, 22 million shares in the twelve-month period beginning January 30, 2024, and 8 million shares after the lock-up arrangement terminates on January 29, 2025.

On March 8, 2023, our company and Blackstone’s consortium collectively sold 28 million LSEG shares through a placement to institutional investors and an offer to retail investors. Of the shares sold, approximately 13.6 million were indirectly owned by Thomson Reuters and we received approximately US$1.26 billion of related gross proceeds.

Altogether, we have received approximately US$2.3 billion of gross proceeds related to the disposition of approximately 24.5 million LSEG shares indirectly owned by our company through the above transactions as well as additional shares sold through our participation in LSEG’s open market buyback program. The market value of our investment in LSEG on April 21, 2023 was approximately US$4.7 billion, based on LSEG’s closing share price and the 47 million LSEG shares indirectly owned by our company on that date.

At this time, we are proposing to return to our shareholders US$2.2 billion of the gross proceeds derived from sales of LSEG shares. Any funds retained by our company from the above noted proceeds and as a result of Eligible Opt-Out Shareholders opting out of the Return of Capital Transaction will be retained to pursue organic and inorganic opportunities in key growth segments, as well as other general corporate purposes. Management considered multiple alternatives for returning those proceeds to shareholders in a way that would reduce our company’s outstanding share count and position our company to maintain our dividend amount per share, as well as limit the reduction in the public float and provide returns to our company’s public shareholders in a manner that treats them equally, and determined that the Return of Capital Transaction, as compared to other alternatives, including normal course issuer bids, can be executed in a more efficient manner, as shares will be cancelled immediately upon the close of the transaction and are not limited by the liquidity rules that apply to normal course issuer bids. In considering different options, management consulted Woodbridge, as our principal shareholder. Woodbridge indicated that it was fully supportive of our company’s objective of returning US$2.2 billion of the gross proceeds derived from sales of LSEG shares and wanted to receive its proportionate share of those proceeds in a manner that would be fair to all shareholders of our company. Following consideration, management determined to recommend proceeding with the Return of Capital Transaction to our board of directors for the reasons described below, including that the Return of Capital Transaction would facilitate the distribution of the gross proceeds on a timely and efficient basis while treating all shareholders fairly.

Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders    Page 109

On April 3, 2023, our board of directors met to consider the distribution of US$2.2 billion to our shareholders. After discussion, including a separate discussion among our independent directors without members of management or representatives of Woodbridge present, our board of directors determined that the Return of Capital Transaction would be in the best interests of our company and approved proceeding with it.

In considering whether the Return of Capital Transaction would be in the best interests of our company, our board of directors gave careful consideration to a number of factors, including, without limitation, the following:

•	the Return of Capital Transaction facilitates the distribution on a timely and efficient basis of US$2.2 billion of the gross proceeds derived from sales of LSEG shares;

•

the Return of Capital Transaction, as compared to other alternatives, including normal course issuer bids, can be executed in a more efficient manner, as shares will be cancelled immediately upon the close of the transaction and are not limited by the liquidity rules that apply to normal course issuer bids;

•	the Return of Capital Transaction provides for fair treatment of all shareholders;

•	the Return of Capital Transaction permits the distribution of cash on a basis that is generally expected to be tax-free for Canadian tax purposes;

•

the Return of Capital Transaction is structured in a way that permits Eligible Opt-Out Share-holders to opt out in the event that they determine (among other relevant considerations) that the tax consequences in the relevant foreign jurisdiction of not participating in the Return of Capital Transaction would be preferable to those associated with participating in the Return of Capital Transaction;

•

implementing the Return of Capital Transaction reduces our company’s share count on a basis proportional to the return of capital distribution and reduces the cash outflow required for our company to pay dividends, but permits our company to maintain its dividend amount per share;

•	participating shareholders wishing to maintain the value of their investment in our company may use the cash they receive to purchase additional shares;

•

the Return of Capital Transaction allows the market price of our shares and other per share market data, such as earnings and dividends per share, to remain comparable before and after the Effective Date;

•	the Return of Capital Transaction is consistent with previous disclosure made to our company’s shareholders regarding the uses of proceeds from our sale of LSEG shares;

•

after implementing the Return of Capital Transaction, our company will continue to have sufficient financial resources and working capital to conduct its ongoing business and operations and will continue to have sufficient financial resources to pursue its foreseeable or planned organic and inorganic business and strategic opportunities;

•	Woodbridge indicated that it would vote in favour of the Return of Capital Transaction, which meets its objectives of receiving its proportionate share and fairness to all shareholders of our company;

•	the Arrangement must be approved by the Court, which will consider, among other things, the fairness and reasonableness of the Return of Capital Transaction to all shareholders; and

•	the Return of Capital Transaction is not expected to adversely affect the liquidity of the shares.

The foregoing summary of the factors considered by the board of directors is not, and is not intended to be, exhaustive. In view of the variety of factors and the amount of information considered in connection with its determination to proceed with the Return of Capital Transaction, the board of directors did not find it practical to, and did not, quantify or otherwise attempt to assign any relative weight to each specific factor considered in reaching its conclusion.

For the reasons set forth above, we believe that implementing the Return of Capital Transaction represents an appropriate use of our available cash on hand after the sale of LSEG shares described above.

Recommendation of the Board of Directors

Our board of directors has determined that the Arrangement is in the best interests of our company and unanimously recommends that you vote to approve the Arrangement.

Page 110    Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders

Notice to U.S. Shareholders

The Return of Capital Transaction is being implemented by Thomson Reuters, a Canadian issuer, and while the Return of Capital Transaction is subject to the disclosure requirements of the Province of Ontario and the other provinces of Canada, U.S. shareholders should be aware that these disclosure requirements are different from those of the United States. Our financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and, therefore, they may not be comparable to financial statements of U.S. companies prepared in accordance with U.S. generally accepted accounting principles.

The enforcement by shareholders of civil liabilities under U.S. federal securities laws may be adversely affected by the fact that our company is continued under the provincial laws of Ontario, that some of our directors and officers are non-residents of the United States, that some of the experts named in the circular are non-residents of the United States and that some of the assets of our company and said persons are located outside the United States. It may be difficult to effect service of process on our company, our officers and directors and the experts named in the circular. Additionally, it might be difficult for shareholders to enforce judgments of United States courts based on civil liability provisions of the U.S. federal securities laws or the securities or “blue sky” laws of any state within the United States in a Canadian court against our company or any of our non-U.S. resident directors, officers or the experts named in the circular or to bring an original action in a Canadian court to enforce liabilities based on the U.S. federal or state securities laws against such persons.

The issuance of the shares pursuant to the Return of Capital Transaction will not be registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), and will be made in reliance on Section 3(a)(10) of the U.S. Securities Act. Section 3(a)(10) of the U.S. Securities Act exempts from registration the offer and sale of a security which is issued in exchange for outstanding securities, claims or property interests, or partly in such exchange and partly for cash, where the terms and conditions of such issue and exchange are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange have the right to appear, by a court or governmental authority expressly authorized by law to grant such approval. In connection with the hearing for the Interim Order, the Court was informed that the Final Order will also constitute the basis for an exemption from registration under the U.S. Securities Act for the shares to be issued pursuant to the Return of Capital Transaction pursuant to Section 3(a)(10) of the U.S. Securities Act. Shareholders are entitled to appear before the Court in connection with their consideration of the Arrangement.

U.S. shareholders should be aware that participating in the Return of Capital Transaction may have certain tax consequences under United States and Canadian law. See the sections entitled “Income Tax Considerations – Certain Canadian Federal Income Tax Considerations” and “Income Tax Considerations – Certain U.S. Federal Income Tax Considerations” below in this circular. Shareholders should consult their own tax advisors with respect to their particular circumstances and tax considerations applicable to them.

Terms of the Arrangement

Overview

The Arrangement will be effected in accordance with the Plan of Arrangement (attached as Appendix C to this circular) pursuant to section 182 of the OBCA. Subject to obtaining the requisite shareholder approval, obtaining the Final Order from the Court, obtaining TSX and NYSE approvals, and filing of articles of arrangement, the Arrangement will become effective on the Effective Date, expected to be on or about June 23, 2023.

Generally, the Arrangement consists of (i) a cash distribution of US$4.67 per common share, or approximately US$2.2 billion in the aggregate, and (ii) a consolidation of our outstanding common shares (or “reverse stock split”) on a basis that is proportional to the cash distribution. As described below, Eligible Opt-Out Shareholders have the right to opt out of the Return of Capital Transaction.

The Return of Capital Transaction will be implemented through the following series of steps, which will occur at the Effective Time and will not require any action to be taken by shareholders:

•	our articles will be amended to create an unlimited number of New Common Shares;

•

each issued and outstanding participating share will be disposed of to Thomson Reuters in exchange for (i) the Cash Distribution Per Share, and (ii) a portion of a New Common Share equal to the Share Consolidation Ratio, and the participating shares so exchanged will be cancelled;

Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders    Page 111

•

in connection with the exchange of participating shares for the Cash Distribution Per Share and New Common Shares, we will deduct from the stated capital of the shares an amount equal to the aggregate stated capital, immediately before the exchange, of the participating shares;

•

we will add to the stated capital account of the New Common Shares an amount in Canadian dollars equal to the difference between (i) the aggregate PUC of the shares of the participating shares immediately before the exchange, and (ii) the Aggregate Cash Distribution Amount as converted into Canadian dollars using the average daily exchange rate as reported by the Bank of Canada on the Effective Date;

•

each New Common Share will be exchanged for one share and each portion of a New Common Share issued will be exchanged for the same portion of a share, and the New Common Shares so exchanged will be cancelled;

•

in connection with the exchange of New Common Shares for shares, we will deduct an amount equal to the aggregate stated capital of the New Common Shares immediately before the exchange from the stated capital of the New Common Shares and we will add that amount to the stated capital of the shares in respect of the shares that are issued in exchange for the New Common Shares; and

•

our articles will be amended to delete the amendments made to the authorized capital of our company pursuant to the Plan of Arrangement, such that our articles as so amended will read as they read immediately before the Effective Time.

The issuance of the shares pursuant to the Return of Capital Transaction will not be registered under the U.S. Securities Act and will be made in reliance on Section 3(a)(10) of the U.S. Securities Act. Section 3(a)(10) of the U.S. Securities Act exempts from registration the offer and sale of a security which is issued in exchange for outstanding securities, claims or property interests, or partly in such exchange and partly for cash, where the terms and conditions of such issue and exchange are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange have the right to appear, by a court or governmental authority expressly authorized by law to grant such approval. In connection with the hearing for the Interim Order, the Court was informed that the Final Order will also constitute the basis for an exemption from registration under the U.S. Securities Act for the shares to be issued pursuant to the Return of Capital Transaction pursuant to Section 3(a)(10) of the U.S. Securities Act. Shareholders are entitled to appear before the Court in connection with their consideration of the Arrangement. For more information, see the “Court Approval of the Arrangement – Final Order” section of this circular below.

Share Consolidation Ratio

The “Share Consolidation Ratio” will be calculated as follows:

US$X – Cash Distribution Per Share

US$X

where X is the volume weighted average trading price of our shares on the NYSE for the five trading days on which our shares trade on the NYSE immediately preceding the Effective Date.

The Share Consolidation Ratio will be fixed after close of business on the last trading day preceding the Effective Date in order to allow us to consolidate the shares on a basis that is proportional to the return of capital distribution.

Opt-Out Right

Each shareholder (whether registered or non-registered) who is (a) not a resident of Canada for Canadian income tax purposes and is subject to income tax in a jurisdiction other than Canada (and is not exempt from income tax in that jurisdiction) or (b) an individual who is a resident of Canada for Canadian income tax purposes and who is also subject to income tax in a jurisdiction other than Canada as a resident of that other jurisdiction (and is not exempt from income tax in that jurisdiction) (each, an “Eligible Opt-Out Shareholder”) may elect to exercise the opt-out right on the terms set out in the Plan of Arrangement and in the Opt-Out Election and Certification Form, as described herein. The opt-out right is being given to those shareholders because in jurisdictions other than Canada the tax consequences of not participating in the Return of Capital Transaction may be preferable to those associated with participating in the Return of Capital Transaction. For more information, see the “Income Tax Considerations” section of this circular below.

Page 112    Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders

Shares held by a shareholder that has duly exercised the opt-out right will not participate in the Return of Capital Transaction and, as such, will not receive the cash distribution and will continue to hold the same number of shares that it currently holds. Such opting-out shareholders will realize a proportionate increase in their equity and voting interests in our company by virtue of the consolidation of the participating shares under the Return of Capital Transaction.

In connection with our return of capital transaction in 2018, approximately 6.4% of the issued and outstanding shares were held by shareholders who opted-out of the transaction. Assuming a similar level of opt-outs in this year’s Return of Capital Transaction, we would expect the final total proceeds distributed to be between $2.0 billion and $2.1 billion.

An eligible registered shareholder (whether on behalf of itself or on behalf of one or more beneficial holders of shares) may exercise the opt-out right by depositing with the Depositary, prior to the opt-out deadline, a duly completed Opt-Out Election and Certification Form indicating such holder’s election and any such additional documents and instruments as the Depositary or our company may reasonably require. A registered shareholder holding share certificate(s) in its own name will also need to deliver to the Depositary a duly completed and executed Letter of Transmittal and the certificate(s) representing its shares by the opt-out deadline.

Non-registered shareholders who wish to exercise their opt-out right should follow any instructions provided to them by their intermediary (or should contact their intermediary if they did not receive any such instructions).

The opt-out right may only be exercised in respect of all shares held by the ultimate beneficial shareholder. Registered shareholders, other than registered shareholders holding shares for the benefit of one or more beneficial shareholders, may only exercise the opt-out right in respect of all the shares they hold. Registered shareholders holding shares for the benefit of one or more beneficial holders of shares may only exercise the opt-out right, on behalf of each beneficial holder wishing to do so, in respect of all of the shares held by each beneficial holder wishing to opt out.

An Opt-Out Election and Certification Form may be withdrawn by a registered shareholder prior to the opt-out deadline, but is irrevocable thereafter.

Non-registered shareholders should note that their intermediaries may have earlier deadlines for exercising opt-out rights or withdrawing any Opt-Out Election and Certification. Accordingly, such shareholders are urged to contact their intermediaries promptly to learn of the intermediary’s applicable deadlines.

To withdraw an Opt-Out Election and Certification Form, such registered shareholder must provide a written notice of revocation to the Depositary that (i) specifies the name of the shareholder having exercised the opt-out right under the Opt-Out Election and Certification Form to be withdrawn and (ii) is signed by the shareholder in the same manner as the signature on the Opt-Out Election and Certification Form to be withdrawn. If a shareholder does not revoke its election before the opt-out deadline, such shareholder will not be able to transfer its shares for any reason until the completion of the Return of Capital Transaction.

Non-registered shareholders who wish to withdraw an opt-out exercise should follow any instructions provided to them by their intermediary (or should contact their intermediary if they did not receive any such instructions).

As of the Effective Time, each registered opting-out shareholder shall be entitled to receive new DRS statement(s) or share certificate(s) (as applicable) representing its shares reflecting the new CUSIP number for the shares. See the “Exchange Procedure” section of this circular below. The accounts of non-registered opting-out shareholders will be adjusted by their intermediary to reflect the new CUSIP number for the shares.

Any shares in respect of which a duly completed Opt-Out Election and Certification Form has not been deposited with the Depositary prior to the opt-out deadline, or in respect of which any other requirements under the Plan of Arrangement and the Opt-Out Election and Certification Form have not been satisfied, shall be deemed to be participating shares.

Shareholders wishing to exercise their opt-out right should consult with their own tax advisors with respect to their particular circumstances and tax considerations applicable to them.

None of Thomson Reuters, our board of directors, the Information Agent or the Depositary makes any recommendation to any shareholder as to whether to opt out of the Return of Capital Transaction. Shareholders are urged to evaluate carefully all information in this circular, the accompanying Letter of Transmittal and Opt-Out Election and Certification Form, and other materials related to the Return of Capital Transaction, consult their own financial, legal, investment and tax advisors and make their own decisions as to whether to exercise the opt-out right.

Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders    Page 113

Treatment of Equity-Based Awards

The Return of Capital Transaction has been structured to allow the market price of our shares to remain comparable before and after the Effective Date. As a result, we do not expect that the Return of Capital Transaction will affect the number or value of our outstanding equity-based awards, including stock options, DSUs, TRSUs and PRSUs and stock appreciation rights. Accordingly, equity-based awards outstanding at the Effective Time are expected to be based on the same terms and conditions as were applicable immediately prior to the Effective Time without the need for any adjustments.

Fractional Shares

Where the aggregate number of shares to be issued to a participating shareholder under the Return of Capital Transaction would result in a fraction of a share being issuable, the number of shares will be rounded down to the nearest whole number and the fractional share that otherwise would be issued to that participating shareholder will be issued to the Depositary (as agent for that purpose) for sale by the Depositary on behalf of that participating shareholder. All shares so issued to the Depositary will be pooled and sold in the market by a broker appointed by the Depositary as soon as practicable after the Effective Date, on such dates and at such prices as the broker determines in its sole discretion. The Depositary will not be obligated to seek or obtain a minimum price for any of the shares sold by it. Each such participating shareholder will receive a pro rata share of the cash proceeds from the sale of the shares sold by the Depositary (less commissions, other reasonable expenses incurred in connection with the sale of the Shares and any amount withheld in respect of taxes) for the fractional interests in the shares themselves. Neither our company nor the Depositary will be liable for any loss arising out of any such sales.

Shares issued pursuant to our dividend reinvestment plan (“DRIP”) and employee stock purchase plans (“ESPP”) which are held by participating shareholders will participate in the Arrangement and any fractional shares resulting therefrom will remain in such holders’ DRIP or ESPP accounts, as applicable.

Exchange Procedure

On or immediately prior to the Effective Date, we will deposit or cause to be deposited with the Depositary, (a) for the benefit of the participating shareholders, the Aggregate Cash Distribution Amount and the shares that such shareholders are entitled to receive under the Arrangement, and (b) for the benefit of the opting-out shareholders, the shares that such shareholders are entitled to receive under the Arrangement. The shares and cash deposited with the Depositary shall be held by the Depositary as agent and nominee for the participating and opting-out shareholders for distribution to such shareholders.

As soon as practicable after the Effective Time, the Depositary shall deliver to each registered participating shareholder a cheque for the portion of the Aggregate Cash Distribution Amount that it is entitled to receive as a result of the return of capital. A registered participating shareholder may instead request that this cash be paid by wire payment and must properly complete any documents and take all action that the Depositary may reasonably require in connection with such request. The Depositary has informed us that they will charge a banking fee of C$100 (plus applicable sales tax) in connection with any wire transfer. Registered participating shareholders who wish to receive their cash payment by wire transfer should contact the Depositary. Non-registered participating shareholders will receive the distribution through their intermediary.

Through our transfer agent, we will record the effects of the share consolidation under the Arrangement on our company’s share register.

Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented one or more shares, together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary or our company may reasonably require, the registered holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder as soon as practicable following the Effective Time, (i) a new DRS statement (or share certificate), reflecting the new CUSIP for the shares, representing the number of shares such holder is entitled to receive under the Arrangement, and (ii) a cheque for any cash such holder is entitled to receive under the Arrangement for fractional shares. Unless indicated in a shareholder’s Letter of Transmittal, each shareholder will receive a new DRS statement instead of a new physical share certificate reflecting the share consolidation. Until such documents are received by the Depositary and a registered shareholder receives a new DRS statement (or share certificate) representing its shares reflecting the new CUSIP for the shares, share certificates outstanding on the Effective Date will represent the number of shares that the registered shareholder is entitled to hold following the Effective Time. A registered shareholder will not be able to sell or otherwise transfer its shares unless it obtains a new DRS statement (or share certificate) representing its shares following the Arrangement.

Page 114    Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders

Registered shareholders holding their shares through DRS are not required to submit a Letter of Transmittal. Our transfer agent, Computershare Trust Company of Canada, will update such shareholder’s DRS position to reflect the number of shares such holder is entitled to receive under the Arrangement and such shareholder will be entitled to receive a new DRS statement and a cheque for any cash such holder is entitled to receive under the Arrangement for fractional shares.

If you are a non-registered shareholder, the effects of the Arrangement will be recorded in your account by your intermediary. You should contact your intermediary if you have any questions regarding this process.

DRS Statements

DRS is a system that allows registered shareholders to hold their shares in “book-entry” form without having physical share certificates issued as evidence of ownership. Instead, shares will be held in the name of registered shareholders and registered electronically in our company’s share register, which will be maintained by our transfer agent. The first time the shares are recorded under DRS (upon completion of the consolidation) for registered shareholders who currently hold share certificates, such shareholders will receive an initial DRS statement acknowledging the number of shares held in their DRS account. Any time that there is movement of shares into or out of a registered shareholder’s DRS account, an updated DRS statement will be mailed. Registered shareholders may request a statement at any time by contacting our transfer agent. There is no fee to participate in DRS and dividends will not be affected by DRS.

Currency

The Aggregate Cash Distribution Amount and any cash payable in respect of fractional share entitlements will be denominated in U.S. dollars. The Depositary’s currency exchange services will be used to convert payment of these amounts that each registered participating shareholder is entitled to receive based on the address of record of such shareholder. Each registered participating shareholder with an address within the U.S. or any other country outside of Canada and the United Kingdom will receive payment in U.S. dollars. Each registered participating shareholder with an address in Canada will receive payment in Canadian dollars. Each registered participating shareholder with an address in United Kingdom will receive payment in British Pounds. There is no additional fee payable by registered participating shareholders in relation to such conversions of payments. A shareholder may request that its portion of the Aggregate Cash Distribution Amount and any cash payable in respect of fractional share entitlements be paid in a different currency from that specified above. The shareholder should contact the Depositary in connection with such request.

The exchange rates that will be used to convert payments from U.S. dollars into Canadian dollars and into British Pounds will be the rates established by Computershare Trust Company of Canada, in its capacity as the foreign exchange service provider, on the date that the funds are converted, which rates will be based on the prevailing market rates on such date. The risk of any fluctuations in exchange rates, including risks relating to the particular date and time at which funds are converted, will be borne solely by the registered participating shareholder. Computershare Trust Company of Canada will act as principal in such currency conversion transactions.

Non-registered participating shareholders should contact their intermediary in connection with the currency of payment.

Lost, Stolen or Destroyed Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more shares shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the registered shareholder claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange therefor, the shares and/or the cash amount that such registered shareholder is entitled to receive under the Arrangement. When authorizing the delivery of such shares and/or cash in exchange for any lost, stolen or destroyed certificate, the registered shareholder to whom such shares and/or cash are being delivered shall, as a condition precedent to the delivery thereof, give a bond satisfactory to the Depositary and the company in such sum as the Depositary or we may direct and shall indemnify the Depositary and the company in a manner satisfactory to the Depositary and the company against any claim that may be made against the Depositary or the company with respect to the certificate alleged to have been lost, stolen or destroyed. Alternatively, a registered shareholder should refer to Box E in the Letter of Transmittal for additional replacement instructions if the value of the replacement is less than C$200,000.00.

Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders    Page 115

Withholding Rights

Thomson Reuters and the Depositary shall be entitled to deduct and withhold from any payment, dividend, distribution or consideration otherwise payable to any registered shareholder such amounts as Thomson Reuters or the Depositary is required to deduct and withhold with respect to such payment under the Tax Act, the U.S. Internal Revenue Code of 1986, as amended, or any provision of federal, provincial, territorial, state, local or foreign tax law, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the holder of the securities in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. To the extent that the amount so required to be deducted or withheld from any payment to a holder exceeds the cash portion of the consideration otherwise payable to the holder, Thomson Reuters and the Depositary are hereby authorized to sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient funds to Thomson Reuters or the Depositary, as the case may be, to enable it to comply with such deduction or withholding requirement, and Thomson Reuters or the Depositary shall notify the holder thereof and remit any unapplied balance of the net proceeds of such sale.

Plan Amendments

The Plan of Arrangement may, at any time before or after the annual and special meeting, but not later than the Effective Time, be amended, modified and/or supplemented and any such amendment, modification or supplement will be effected in accordance with the terms of the Plan of Arrangement.

Dividends

Future Dividends

We do not expect that the announcement or completion of the Return of Capital Transaction will affect the amount or timing of future dividends per share. If you hold shares on a dividend record date, you will continue to receive the applicable dividend to which such record date applies. Details about any future dividend, including its amount, record date and payment date, will be announced at the time that such dividend is formally declared by the Board.

Temporary Suspension of the DRIP

Due to administrative complexities associated with the timing of the proposed Return of Capital Transaction, Thomson Reuters will temporarily suspend its DRIP for any dividend payable in advance of completion of the Return of Capital Transaction. This means that even if shareholders previously elected to reinvest their cash dividends in additional Thomson Reuters shares, any such dividend will not be reinvested but will be paid in cash. Thomson Reuters plans to resume the DRIP in connection with future dividends after completion of the Return of Capital Transaction. This temporary suspension of the DRIP will not have an impact on shareholders who currently receive their dividends in cash.

Stock Exchange Listings

Our shares are listed on NYSE and the TSX under the symbol “TRI”. The Return of Capital Transaction has been structured to allow the market price of our shares and other per share market data, such as earnings and dividends per share, to remain comparable before and after the Effective Date. The post-consolidation shares are expected to begin trading on the TSX and NYSE when markets open on the Effective Date. Completion of the Return of Capital Transaction is subject to fulfilling all of the requirements of the TSX and the NYSE.

Required Shareholder Approval

Shareholders are asked to consider and, if considered appropriate, to pass, with or without variation, the special resolution. The special resolution must be passed by not less than two-thirds (more than 66.6%) of votes cast by shareholders, in person or by proxy. The board of directors recommends that shareholders vote to approve the special resolution for the factors set out in the “Background to and Reasons for the Return of Capital Transaction” section of this circular. It is the intention of our directors designated in the enclosed form of proxy to vote the shares in respect of which they are appointed proxy to approve the special resolution unless a shareholder has specified in its proxy that the shareholder’s shares are to be voted against the special resolution.

Our principal and controlling shareholder, Woodbridge, holds, directly and indirectly, approximately 69% of the shares and has advised us that it intends to vote all of its shares in favour of the special resolution. Accordingly, we expect the resolution will be approved.

Page 116    Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders

Court Approval of the Arrangement

Interim Order

We obtained the Interim Order from the Court on April 21, 2023. The Interim Order provides, among other things, that we are authorized to call, hold and conduct the annual and special meeting in the manner set forth in the Interim Order, and at the time and place set forth in the Notice, for the shareholders to consider and, if deemed advisable, pass, the special resolution. The Interim Order is attached as Appendix D to this circular.

Final Order

Pursuant to the OBCA, the Arrangement requires approval of the Court. If shareholders approve the special resolution at the annual and special meeting, we expect to make an application for the Final Order to be held by videoconference at 10:00 a.m. (Toronto time) on June 16, 2023, or as soon thereafter as is reasonably practicable, before the Court at 330 University Avenue, Toronto, Ontario. At the hearing for the Final Order, approval by the Court may be granted if the Court determines that the Arrangement meets the requirements of the Interim Order and the OBCA, that nothing has been done or purported to be done that is not authorized by the OBCA, and that the Arrangement is fair and reasonable. The Court may approve the Arrangement either as proposed or as amended in any manner the Court may direct, subject to compliance with those terms and conditions, if any, as the Court deems fit. The Notice of Application for the Final Order is attached as Appendix E to this circular.

In connection with the hearing for the Interim Order, the Court was informed that the Final Order will also constitute the basis for an exemption from registration under the U.S. Securities Act for the shares to be issued pursuant to the Return of Capital Transaction pursuant to Section 3(a)(10) of the U.S. Securities Act. Shareholders are entitled to appear before the Court in connection with their consideration of the Arrangement.

Filing of Articles of Arrangement

The Arrangement will take place on the date shown on the certificate of arrangement to be endorsed by the Director appointed under the OBCA. We will announce the expected Effective Date after the annual and special meeting. In the event that shareholder approval is not given to the Arrangement, the TSX or the NYSE do not approve the Arrangement, the Final Order is not granted or our board of directors otherwise decides to revoke the special resolution prior to the Arrangement coming into force, the articles of arrangement will not be filed and the Arrangement will not be effective.

Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders    Page 117

Interest of Certain Persons in Matters to be Acted Upon

Directors and officers who are Eligible Opt-Out Shareholders may elect to opt out of the Return of Capital Transaction. Other than as set forth above, no person who has been a director or an officer of our company since the beginning of our company’s most recently completed financial year, or any associate or affiliate of any of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the annual and special meeting.

Risk Factors

The completion of the Return of Capital Transaction is subject to a number of conditions precedent, some of which are outside the control of our company, including receipt of approval of the applicable special resolution by the shareholders and the approval of the Court, the TSX and the NYSE. There can be no certainty, nor can our company provide any assurance, that these conditions precedent will be satisfied or, if satisfied, when they will be satisfied.

There can be no assurance that calculating the Share Consolidation Ratio using the volume weighted average trading price of our shares on the NYSE will result in a share consolidation that is exactly proportional to the Aggregate Cash Distribution Amount.

There can be no assurance that the trading price of our shares will remain comparable before and after the Return of Capital Transaction. Furthermore, the liquidity of our shares could be adversely affected by the reduced number of shares that would be outstanding after the Return of Capital Transaction.

The Return of Capital Transaction may result in some shareholders owning “odd lots” of fewer than 100 shares. Odd lots may be more difficult to sell or involve greater transaction costs, including higher brokerage commissions.

Shareholders who do not hold a sufficient number of our shares to receive at least one share under the Arrangement will not have a continuing interest in our company upon completion of the Return of Capital Transaction.

Notwithstanding the shareholders approving the Arrangement, the board of directors will retain the discretion not to proceed with the Return of Capital Transaction if it determines that such transaction is no longer in the best interests of our company.

There are certain costs related to the Return of Capital Transaction, such as legal and accounting fees incurred, that must be paid even if the Return of Capital Transaction is not completed.

Depositary

We have retained the services of Computershare Investor Services Inc. as the Depositary for the receipt of the Letters of Transmittal, the Opt-Out Election and Certification Forms and the certificates representing the shares and for the delivery and payment of the consideration payable as a result of the Return of Capital Transaction. The Depositary will receive reasonable and customary compensation for its services in connection with the Return of Capital Transaction, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities, including liabilities under securities laws and expenses in connection therewith.

Page 118    Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders

Information Agent

We have retained the services of D.F. King as the Information Agent to solicit proxies from shareholders for the annual and special meeting for a fee of approximately US$25,000. The Information Agent will be reimbursed for certain reasonable out-of-pocket expenses. All costs of the solicitation will be borne by the company.

Income Tax Considerations

This document does not address tax consequences to shareholders subject to tax in jurisdictions other than Canada and the United  States. We encourage such shareholders to seek their own tax advice on these transactions.

Certain Canadian Federal Income Tax Considerations

General

In the opinion of Torys LLP, the following summary describes, as of the date hereof, certain of the material Canadian federal income tax considerations under the Tax Act of the Return of Capital Transaction generally applicable to shareholders.

This summary is based on the current provisions of the Tax Act and the regulations thereunder, all specific proposals to amend the Tax Act and the regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (referred to in this part as the Tax Proposals) and counsel’s understanding of the current administrative polices and assessing practices of the Canada Revenue Agency which have been published in writing prior to the date hereof. The summary assumes that all of the Tax Proposals will be implemented in the form proposed, although no assurance in this regard can be given. This summary does not otherwise take into account or anticipate any changes in law or administrative policies and practices, whether by legislative, regulatory, administrative or judicial decision or action, nor does it take into account provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein.

This summary is not applicable to a shareholder (i) that is a “financial institution” for the purposes of the “mark-to-market” rules, (ii) that is a “specified financial institution”, (iii) that reports its “Canadian tax results” in a currency other than Canadian dollars, (iv) an interest in which is a “tax shelter investment”, or (v) that has entered into a “derivative forward agreement” or a “dividend rental arrangement” as defined in the Tax Act in respect of the common shares, as each of those terms is defined in the Tax Act. This summary is also not applicable to a shareholder that acquired common shares pursuant to the exercise of an employee stock option and whose common shares participate in the Return of Capital Transaction. All of the foregoing shareholders should consult their own tax advisors regarding their particular circumstances.

This summary is not exhaustive of all Canadian federal income tax considerations. Further, this summary is of a general nature only and is not intended to be, nor should it be considered to be, legal or tax advice to any particular shareholder and no representation is made with respect to the income tax consequences to any particular shareholder. Accordingly, shareholders should consult their own tax advisors concerning the application and effect of the income and other taxes of any country, province, territory, state or local tax authority, having regard to their particular circumstances.

Canadian Currency

Generally, for purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition or deemed disposition of a common share must be expressed in Canadian dollars. Amounts denominated in another currency must be converted into Canadian dollars using the applicable rate of exchange (for purposes of the Tax Act) quoted by the Bank of Canada on the date such amounts arose, or such other rate of exchange as is acceptable to the CRA.

Shareholders Resident in Canada

The following portion of the summary is, subject to the discussion under “General” above, applicable to a shareholder who, for the purposes of the Tax Act and at all relevant times, is or is deemed to be a resident of Canada, deals at arm’s length with, and is not affiliated with, Thomson Reuters, holds its common shares as capital property and is not exempt from tax under Part I of the Tax Act (referred to in this part as a “Canadian Resident Shareholder”). The common shares will generally be considered to be capital

Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders    Page 119

property to a Canadian Resident Shareholder provided that the Canadian Resident Shareholder does not hold the common shares in the course of carrying on a business of buying and selling shares and has not acquired the common shares in a transaction considered to be an adventure or concern in the nature of trade. Certain Canadian Resident Shareholders that might not otherwise be considered to hold their common shares as capital property may, in certain circumstances, be entitled to have the common shares and all other “Canadian securities” (as defined in the Tax Act) owned by such Canadian Resident Shareholders in the taxation year of the election and all subsequent taxation years deemed to be capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. Such Canadian Resident Shareholders should consult their own tax advisors for advice with respect to whether an election under subsection 39(4) of the Tax Act is available or advisable having regard to their particular circumstances.

Exchange of Common Shares for Cash and New Common Shares

Pursuant to the Return of Capital Transaction, each participating shareholder will exchange their common shares for cash and New Common Shares. The following portion of this summary describes the principal Canadian federal income tax considerations generally applicable to a Canadian Resident Shareholder on the exchange of common shares for cash and New Common Shares.

On the exchange of common shares for cash and New Common Shares pursuant to the Return of Capital Transaction, a Canadian Resident Shareholder will be deemed to have received a taxable dividend on the common shares so exchanged equal to the amount, if any, by which (i) the sum of the amount of the cash received by the Canadian Resident Shareholder on the exchange and the amount of the PUC of the New Common Shares received by the Canadian Resident Shareholder on the exchange, exceeds (ii) the amount of the PUC of the common shares so exchanged immediately prior to the exchange. The estimated PUC of the common shares at the date of this circular is C$10.65 per share. Pursuant to the Return of Capital Transaction, the aggregate PUC of the New Common Shares will be an amount that is not greater than the difference between the PUC of the common shares to be exchanged and the Aggregate Cash Distribution Amount to be received in respect of the common shares to be exchanged. Accordingly, based on the foregoing, Thomson Reuters does not anticipate that any deemed dividend will arise on the exchange of common shares for cash and New Common Shares pursuant to the Return of Capital Transaction.

On the exchange of common shares for cash and New Common Shares pursuant to the Return of Capital Transaction, a Canadian Resident Shareholder will be deemed to have acquired the New Common Shares acquired by it pursuant to the Return of Capital Transaction at a cost equal to the amount, if any, by which the adjusted cost base to such Canadian Resident Shareholder of its common shares immediately prior to the exchange exceeds the amount of cash received by the Canadian Resident Shareholder for its common shares pursuant to the Return of Capital Transaction.

Capital Gain/Loss

On the exchange of common shares for cash and New Common Shares pursuant to the Return of Capital Transaction, a Canadian Resident Shareholder will be deemed to have disposed of its common shares for proceeds of disposition equal to the amount by which (i) the greater of the adjusted cost base of such common shares immediately before the exchange and the amount of the cash received by the Canadian Resident Shareholder on the exchange, exceeds (ii) the amount of any taxable dividend deemed to have been received by the Canadian Resident Shareholder on such common shares as described above. As noted above, Thomson Reuters does not anticipate that any deemed dividend will arise on the exchange of common shares for cash and New Common Shares pursuant to the Return of Capital Transaction, in which case a Canadian Resident Shareholder will be deemed to have disposed of its common shares for proceeds of disposition equal to the greater of the adjusted cost base of such common shares immediately before the exchange and the amount of the cash received by the Canadian Resident Shareholder in respect of its common shares on the exchange. A Canadian Resident Shareholder will realize a capital gain (or loss) to the extent that the deemed proceeds of disposition of its common shares exceed (or are less than) the adjusted cost base of the common shares immediately before the Effective Time.

Taxation of Capital Gains and Losses

Generally, a Canadian Resident Shareholder will be required to include in computing its income for a taxation year one-half of any capital gain (a “taxable capital gain”) realized by it in that year. Subject to and in accordance with the provisions of the Tax Act, a Canadian Resident Shareholder must deduct one-half of the amount of any capital loss realized in a taxation year from taxable capital gains realized by the Canadian Resident Shareholder in that year, and any excess may be carried back to any of the three preceding taxation years or carried forward to any subsequent taxation year and deducted against net taxable capital gains realized in such years.

Page 120    Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders

The amount of a capital loss realized on the disposition of a common share by a Canadian Resident Shareholder that is a corporation may, to the extent and under the circumstances specified in the Tax Act, be reduced by the amount of dividends received or deemed to be received on the common shares. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns common shares, directly or indirectly, through a partnership or trust. Canadian Resident Shareholders who may be affected by these rules are urged to consult with their own tax advisors in this regard.

A Canadian Resident Shareholder who is an individual, including most trusts, may have all or a portion of any capital loss on the disposition of common shares pursuant to the Return of Capital Transaction denied if the “superficial loss” rules in the Tax Act apply. This may arise where the Canadian Resident Shareholder (or a person affiliated with the Canadian Resident Shareholder for purposes of the Tax Act) acquires additional common shares in the period commencing 30 days prior to, and ending 30 days after, the disposition of the common shares pursuant to the Return of Capital Transaction. Canadian Resident Shareholders are urged to consult their own tax advisors with respect to the “superficial loss” rules.

Similarly, a Canadian Resident Shareholder that is a corporation may have all or a portion of any capital loss on the disposition of the common shares pursuant to the Return of Capital Transaction suspended if it (or a person affiliated with it for purposes of the Tax Act) acquires additional common shares in the period commencing 30 days prior, and ending 30 days after, the disposition of common shares pursuant to the Return of Capital Transaction. A Canadian Resident Shareholder that is a corporation is urged to consult its own tax advisors with respect to the “suspended loss” rules.

A Canadian Resident Shareholder that is a Canadian-controlled private corporation throughout the year (as defined in the Tax Act) may be liable to pay an additional tax (refundable in certain circumstances) on its “aggregate investment income” for the year, which is defined to include an amount in respect of taxable capital gains (but not dividends, or deemed dividends, that are deductible in computing taxable income). This additional tax and refund mechanism in respect of “aggregate investment income” would also apply to “substantive CCPCs”, as defined in the Tax Proposals. Canadian Resident Shareholders that are corporations should consult their own tax advisors in this regard.

Alternative Minimum Tax

A capital gain realized, or a dividend received (or deemed to be received) by a Canadian Resident Shareholder who is an individual, including a trust (other than certain specified trusts), as a result of the disposition of common shares pursuant to the Return of Capital Transaction may give rise to a liability for alternative minimum tax. Such Canadian Resident Shareholders should consult their own tax advisors with respect to the alternative minimum tax rules set out in the Tax Act.

Exchange of New Common Shares for Common Shares

As part of the Return of Capital Transaction, each New Common Share held by a participating shareholder will be exchanged for one common share and each portion of a New Common Share issued will be exchanged for the same portion of a common share. Canadian Resident Shareholders will be deemed not to have disposed of the New Common Shares on such exchange.

The aggregate adjusted cost base of the common shares acquired by a Canadian Resident Shareholder on such exchange will be equal to the Canadian Resident Shareholder’s aggregate adjusted cost base of its New Common Shares immediately before such exchange.

Dividends on Common Shares (Post-Arrangement)

Dividends received, or deemed to be received, by a Canadian Resident Shareholder on its common shares after the Return of Capital Transaction will be included in computing the Canadian Resident Shareholder’s income for the purposes of the Tax Act. In the case of a Canadian Resident Shareholder who is an individual (other than certain trusts), such dividends will generally be subject to the gross-up and dividend tax credit rules in the Tax Act normally applicable to “taxable dividends” received from “taxable Canadian corporations”, including the enhanced gross-up and dividend tax credit rules applicable to any dividends designated as “eligible dividends” for these purposes (all within the meaning of the Tax Act).

Dividends received, or deemed to be received, on common shares by a Canadian Resident Shareholder who is an individual (including certain trusts) may result in such Canadian Resident Shareholder being liable for alternative minimum tax under the Tax Act. Canadian Resident Shareholders who are individuals should consult their own tax advisors in this regard.

Dividends received, or deemed to be received, by a Canadian Resident Shareholder that is a corporation on its common shares after the Return of Capital Transaction will be required to be included in computing the corporation’s income, but such dividends will generally be deductible in computing the corporation’s taxable income, subject to certain limitations in the Tax Act. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received by a Canadian Resident Shareholder that is a corporation as proceeds of disposition or a capital gain. Canadian Resident Shareholders that are corporations should consult their own tax advisors having regard to their own circumstances.

Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders    Page 121

A Canadian Resident Shareholder that is a “private corporation” or a “subject corporation” (each as defined in the Tax Act) may be liable to pay a refundable tax on dividends received or deemed to be received on the common shares to the extent such dividends are deductible in computing the Canadian Resident Shareholder’s taxable income.

Dispositions of Common Shares (Post-Arrangement)

A disposition by a Canadian Resident Shareholder of common shares after the Return of Capital Transaction (including dispositions arising in connection with the treatment of fractional share entitlements) generally will result in a capital gain (or a capital loss) to such Canadian Resident Shareholder to the extent that the proceeds of disposition received exceed (or are exceeded by) the total of the Canadian Resident Shareholder’s adjusted cost base of the common shares and any reasonable costs of disposition. The tax treatment of capital gains and capital losses is discussed in this portion of the summary under the heading “Taxation of Capital Gains and Losses”.

Non-Canadian Resident Shareholders

The following portion of the summary is, subject to the discussion under “General” above, applicable to a shareholder who, for purposes of the Tax Act and at all relevant times: (i) is not resident or deemed to be resident in Canada, (ii) does not use or hold, and is not deemed to use or hold, its common shares in connection with carrying on a business in Canada, (iii) deals at arm’s length with, and is not affiliated with, Thomson Reuters, and (iv) is not an insurer that carries on an insurance business in Canada and elsewhere (referred to in this part as a “Non-Canadian Resident Shareholder”).

Exchange of Common Shares for Cash and New Common Shares

Pursuant to the Return of Capital Transaction, Non-Canadian Resident Shareholders that participate in the Return of Capital Transaction (those that do not elect to opt out) will exchange their common shares for cash and New Common Shares. The following portion of this summary describes the principal Canadian federal income tax considerations generally applicable to a Non-Canadian Resident Shareholder on the exchange of common shares for cash and New Common Shares.

On the exchange of common shares for cash and New Common Shares pursuant to the Return of Capital Transaction, a Non-Canadian Resident Shareholder will be deemed to have received a taxable dividend on the common shares so exchanged equal to the amount, if any, by which (i) the sum of the amount of the cash received by the Non-Canadian Resident Shareholder on the exchange and the amount of the PUC of the New Common Shares received by the Non-Canadian Resident Shareholder on the exchange, exceeds (ii) the amount of the PUC of the common shares so exchanged immediately prior to the exchange. The estimated PUC of the common shares at the date of this circular is C$10.65 per share. Pursuant to the Return of Capital Transaction, the aggregate PUC of the New Common Shares will be an amount that is not greater than the difference between the PUC of the common shares to be exchanged and the Aggregate Cash Distribution Amount to be received in respect of the common shares to be exchanged. Accordingly, based on the foregoing, Thomson Reuters does not anticipate that any deemed dividend will arise on the exchange of common shares for cash and New Common Shares by a Non-Canadian Resident Shareholder pursuant to the Return of Capital Transaction. On that basis, there will not be any Canadian withholding tax on that exchange.

On the exchange of common shares for cash and New Common Shares pursuant to the Return of Capital Transaction, a Non-Canadian Resident Shareholder will be deemed to have acquired the New Common Shares acquired by it pursuant to the Return of Capital Transaction at a cost equal to the amount, if any, by which the adjusted cost base to such Non-Canadian Resident Shareholder of its common shares immediately prior to the exchange exceeds the amount of cash received by the Non-Canadian Resident Shareholder for its common shares pursuant to the Return of Capital Transaction.

Capital Gain/Loss

On the exchange of common shares for cash and New Common Shares pursuant to the Return of Capital Transaction, a Non-Canadian Resident Shareholder will be deemed to have disposed of its common shares for proceeds of disposition equal to the amount by which (i) the greater of the adjusted cost base of such common shares immediately before the exchange and the amount of the cash received by the Non-Canadian Resident Shareholder on the exchange, exceeds (ii) the amount of any taxable dividend deemed to have been received by the Non-Canadian Resident Shareholder on such common shares as described above. As noted above, Thomson Reuters does not anticipate that any deemed dividend will arise on the exchange of common shares for cash and New Common Shares pursuant to the Return of Capital Transaction, in which case a Non-Canadian Resident Shareholder will be deemed to have disposed of its common shares for proceeds of disposition equal to the greater of the adjusted cost base of such common shares immediately before the exchange and the amount of the cash received by the Non-Canadian Resident Shareholder in respect of its common shares on the exchange. A Non-Canadian Resident Shareholder will realize a capital gain (or loss) to the extent that the deemed proceeds of disposition of its common shares exceed (or are less than) the adjusted cost base of the common shares immediately before the Effective Time.

Page 122    Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders

Taxation of Capital Gains and Losses

A Non-Canadian Resident Shareholder will not be subject to tax under the Tax Act in respect of any capital gain realized on the disposition of common shares pursuant to the Return of Capital Transaction unless the common shares are “taxable Canadian property” to the Non-Canadian Resident Shareholder at the time of such disposition and such gain is not otherwise exempt from tax under the Tax Act pursuant to the provisions of an applicable tax treaty (if any). Generally, provided the common shares are listed on a “designated stock exchange” as defined in the Tax Act (which includes the TSX) at the time of disposition, the common shares will not constitute taxable Canadian property to a Non-Canadian Resident Shareholder, unless, at any time during the 60-month period immediately preceding the disposition, (a) the Non-Canadian Resident Shareholder, persons with whom the Non-Canadian Resident Shareholder did not deal at arm’s length, partnerships in which the Non-Canadian Resident Shareholder or such non-arm’s length persons holds a membership interest directly or indirectly, or the Non-Canadian Resident Shareholder together with all such foregoing persons, owned 25% or more of the issued common shares or any other issued class of Thomson Reuters’ common shares AND (b) more than 50% of the fair market value of the common shares was derived directly or indirectly from any one or combination of (i) real or immovable property situated in Canada, (ii) Canadian resource properties, (iii) timber resource properties, and (iv) options in respect of, or interests in, or for civil law rights in, property described in any of (i) to (iii), whether or not that property exists. A common share may also be deemed to be taxable Canadian property to a Non-Canadian Resident Shareholder in certain circumstances specified in the Tax Act.

Even if a common share is taxable Canadian property to a Non-Canadian Resident Shareholder, any gain realized on a disposition of the common share may be exempt from tax under the Tax Act pursuant to the provisions of an applicable tax treaty (if any). Non-Canadian Resident Shareholders should consult their own tax advisors in this regard.

In the event a common share is taxable Canadian property to a Non-Canadian Resident Shareholder at the time of disposition and the capital gain realized on the disposition of the common share is not exempt from tax under the Tax Act pursuant to the provisions of an applicable tax treaty, the tax consequences in respect of capital gains described above under “Shareholders Resident in Canada – Taxation of Capital Gains and Losses” will generally apply.

Exchange of New Common Shares for Common Shares

As part of the Return of Capital Transaction, each New Common Share held by a participating shareholder will be exchanged for one common share and each portion of a New Common Share issued will be exchanged for the same portion of a share. Non-Canadian Resident Shareholders will be deemed not to have disposed of the New Common Shares on such exchange.

The aggregate adjusted cost base of the common shares acquired by a Non-Canadian Resident Shareholder on such exchange will be equal to the Non-Canadian Resident Shareholder’s aggregate adjusted cost base of its New Common Shares immediately before such exchange.

Dividends on Common Shares (Post-Arrangement)

Dividends on common shares that are paid or credited, or that are deemed to be paid or credited, to a Non-Canadian Resident Shareholder after the Return of Capital Transaction will be subject to Canadian withholding tax at the rate of 25% of the gross amount of such dividends. This rate may be reduced under the provisions of an applicable tax treaty. For example, under the U.S. Treaty, a Non-Canadian Resident Shareholder that is a resident of the United States for the purposes of the U.S. Treaty and entitled to full benefits thereunder will generally be subject to Canadian withholding tax at a rate of 15% of the amount of such dividends.

Dispositions of Common Shares (Post-Arrangement)

A Non-Canadian Resident Shareholder will generally not be subject to tax under the Tax Act on any gain realized on a disposition of common shares after the Return of Capital Transaction (including dispositions arising in connection with the treatment of fractional share entitlements), unless the common shares are taxable Canadian property of the Non-Canadian Resident Shareholder at the time of disposition and the Non-Canadian Resident Shareholder is not entitled to relief under an applicable tax treaty. For additional details, see the discussion in this portion of the summary under the heading “Non-Canadian Resident Shareholders that Participate in the Return of Capital Transaction – Taxation of Capital Gains and Losses”.

Shareholders that do not Participate in the Return of Capital Transaction

Shareholders, whether Canadian Resident Shareholders or Non-Canadian Resident Shareholders, that do not participate in the Return of Capital Transaction will not incur any Canadian federal income tax liability solely as a result of the consummation of the Return of Capital Transaction.

Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders    Page 123

Certain U.S. Federal Income Tax Considerations

The following is a summary of certain material U.S. federal income tax consequences of the Return of Capital Transaction to shareholders. This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the “Tax Code”), applicable U.S. Treasury Regulations, and administrative and judicial interpretations, all as of the date hereof, and all of which are subject to change (possibly with retroactive effect). This summary does not discuss all the tax consequences that may be relevant to a particular shareholder in light of the shareholder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income. Different rules that are not discussed below may apply to shareholders subject to special tax rules, such as partnerships (or entities classified as partnerships for U.S. federal income tax purposes), insurance companies, tax-exempt persons, financial institutions, regulated investment companies, dealers or traders in securities or currencies, persons that hold common shares as a position in a “straddle” or as part of a “hedge”, “conversion transaction” or other integrated investment, persons who received their common shares through the exercise of employee stock options or otherwise as compensation or through tax-qualified retirement plans, persons who own or have owned (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of all outstanding stock of our company, U.S. Holders (as defined below) whose functional currency is other than the United States dollar, Non-U.S. Holders (as defined below) who hold common shares in connection with a trade or business conducted in the United States, or Non-U.S. Holders who are individuals present in the United States for 183 days or more in the taxable year of the Return of Capital Transaction. This summary does not address any state, local, or non-U.S. tax or alternative minimum tax considerations that may be relevant to a shareholder’s participation in the Return of Capital Transaction. This summary assumes common shares are held as capital assets within the meaning of Section 1221 of the Tax Code. This summary further assumes that all payments made to shareholders who participate in the Return of Capital Transaction will be made in U.S. dollars.

A “U.S. Holder” is a beneficial owner of common shares who is:

•	a citizen or individual resident of the United States;

•

a corporation (or other business entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust that (a) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons or (b) otherwise has validly elected to be treated as a U.S. domestic trust for U.S. federal income tax purposes.

A “Non-U.S. Holder” is a beneficial owner of common shares, other than a U.S. Holder or an entity or arrangement classified as a partnership or otherwise treated as fiscally transparent for U.S. federal income tax purposes.

The U.S. federal income tax treatment of a partner in a partnership (or an entity or arrangement classified as a partnership for U.S. federal income tax purposes) that holds common shares will depend on the status of the partner and the activities of the partnership. Prospective participants in the Return of Capital Transaction that are partnerships (or entities or arrangements classified as partnerships for U.S. federal income tax purposes) are urged to consult their own tax advisors concerning the U.S. federal income tax consequences to them of participating in the Return of Capital Transaction.

This summary is not exhaustive of all U.S. federal income tax considerations. Further, this summary is of a general nature only and is not intended to be, nor should it be considered to be, legal or tax advice to any particular shareholder, and no representation is made with respect to the income tax consequences to any particular shareholder. Accordingly, shareholders should consult their own tax advisors concerning the U.S. federal, state, local, and non-U.S. income tax consequences of the Return of Capital Transaction, having regard to their particular circumstances.

Tax Consequences to U.S. Holders Who Participate in the Return of Capital Transaction

The U.S. federal income tax consequences to a U.S. Holder who participates in the Return of Capital Transaction depend on whether any other shareholder elects to exercise the opt-out right. If no shareholder elects to exercise the opt-out right, then the gross amount of cash received by each U.S. Holder who participates in the Return of Capital Transaction will be treated as a taxable distribution to such holder, as described below under “Distribution in Respect of Common Shares.” No shareholder has provided a firm commitment to our company to opt out of the Return of Capital Transaction, however, and no assurance can be provided that the foregoing tax consequences will not apply to U.S. Holders who participate in the Return of Capital Transaction. U.S. Holders are urged to consult their own tax advisors regarding the tax consequences of the Return of Capital Transaction if no shareholder elects to opt out. The following discussion assumes that at least some shareholders elect to opt out of the Return of Capital Transaction, so that the foregoing tax consequences do not apply to U.S. Holders who participate in the Return of Capital Transaction.

Page 124    Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders

Treatment of the Return of Capital Transaction

We believe the return of capital distribution in conjunction with the share consolidation should be treated for U.S. federal income tax purposes as a redemption by our company of participating common shares for cash, although the matter is not entirely free from doubt. The following discussion assumes that the foregoing tax treatment as a redemption is correct.

Our company’s redemption of common shares from a U.S. Holder in the Return of Capital Transaction will be treated either as a sale of the common shares or as a distribution by our company, depending upon the circumstances at the time of the Return of Capital Transaction. The redemption will be treated as a sale if (a) the redemption results in a “complete redemption” of the U.S. Holder’s equity interest in our company, (b) the receipt of cash by the U.S. Holder is “not essentially equivalent to a dividend”, or (c) as a result of the redemption there is a “substantially disproportionate” reduction in the U.S. Holder’s equity interest in our company, each within the meaning of Section 302(b) of the Tax Code, as described below (referred to as the “Section 302 Tests”). The redemption of common shares from a particular U.S. Holder will be treated as a distribution if none of the Section 302 Tests is satisfied with respect to such holder.

In applying the Section 302 Tests, the constructive ownership rules of Section 318 of the Tax Code apply. Thus, a U.S. Holder is treated as owning not only shares actually owned by the U.S. Holder but also shares actually (and in some cases constructively) owned by others. Under the constructive ownership rules, a U.S. Holder will be considered to own shares owned, directly or indirectly, by certain members of the U.S. Holder’s family and by certain entities (such as corporations, partnerships, trusts, and estates) in which the U.S. Holder has an equity interest, as well as shares that the U.S. Holder has an option to purchase.

•

Complete Redemption. The redemption of common shares in the Return of Capital Transaction will result in a “complete redemption” of the U.S. Holder’s interest in our company if, immediately after the Return of Capital Transaction, either (1) the U.S. Holder owns, actually and constructively, no stock of our company; or (2) the U.S. Holder actually owns no stock of our company and effectively waives constructive ownership of any constructively owned shares under the procedures described in Section 302(c)(2) of the Tax Code. U.S. Holders who desire to file such a waiver are urged to consult their own tax advisors.

•

Not Essentially Equivalent to a Dividend. The redemption of common shares in the Return of Capital Transaction will be treated as “not essentially equivalent to a dividend” if it results in a “meaningful reduction” in the U.S. Holder’s proportionate interest in our company. Whether a U.S. Holder meets this test will depend on relevant facts and circumstances. In measuring the change, if any, in a U.S. Holder’s proportionate interest in our company, the meaningful reduction test is applied by taking into account all common shares redeemed in the Return of Capital Transaction, including common shares redeemed from other shareholders. In a published ruling, the IRS held that, under the particular facts of the ruling, a small reduction in the percentage share ownership of a small minority shareholder in a publicly and widely held corporation who did not exercise any control over corporate affairs constituted a “meaningful reduction”. If, taking into account the constructive ownership rules of Section 318 of the Tax Code, a U.S. Holder owns shares that constitute only a minimal interest in our company, and such holder does not exercise any control over the affairs of our company, then any reduction in the U.S. Holder’s percentage ownership interest in our company should constitute a “meaningful reduction”. Such participating U.S. Holder should, under these circumstances, be entitled to treat the redemption of such holder’s common shares in the Return of Capital Transaction as a sale for U.S. federal income tax purposes. Shareholders are urged to consult their own tax advisors with respect to the application of the “not essentially equivalent to a dividend” test in their particular circumstances.

•

Substantially Disproportionate. The redemption of common shares in the Return of Capital Transaction will be “substantially disproportionate” as to a U.S. Holder if the percentage of the then outstanding common shares actually and constructively owned by such U.S. Holder immediately after the Return of Capital Transaction is less than 80% of the percentage of the outstanding common shares actually and constructively owned by such U.S. Holder immediately before the Return of Capital Transaction. Shareholders are urged to consult their own tax advisors with respect to the application of the “substantially disproportionate” test in their particular circumstances.

It may be possible for a participating U.S. Holder to satisfy one of the Section 302 Tests by contemporaneously selling or otherwise disposing of all or some of the shares that such U.S. Holder actually or constructively owns that are not redeemed in the Return of Capital Transaction. Correspondingly, a participating U.S. Holder may not be able to satisfy one of the Section 302 Tests because of contemporaneous acquisitions of shares by such U.S. Holder or a related party whose shares are attributed to such U.S. Holder. Shareholders are urged to consult their own tax advisors regarding the tax consequences of such sales or acquisitions in their particular circumstances.

Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders    Page 125

Sale of Common Shares

If any of the Section 302 Tests is satisfied by a U.S. Holder, then such holder generally will recognize taxable gain or loss equal to the difference between the amount of cash received in the Return of Capital Transaction (without reduction for withholding tax, if any) and such holder’s adjusted tax basis in the common shares deemed to be redeemed. A U.S. Holder’s adjusted tax basis in such common shares generally will be the amount paid to acquire the common shares. Any gain or loss will be capital gain or loss and will be long-term capital gain or loss if the holding period for the common shares is longer than one year at the time of the redemption. Any long-term capital gain recognized by a non-corporate U.S. Holder generally will be eligible for preferential tax rates. The deductibility of capital losses is subject to limitations. Any gain or loss recognized generally will be treated as U.S.-source gain or loss for U.S. foreign tax credit purposes. U.S. Holders who acquired different blocks of common shares at different times or at different prices are urged to consult their own tax advisors regarding the application of the foregoing rules in their particular circumstances.

Distribution in Respect of Common Shares

If none of the Section 302 tests is satisfied by a U.S. Holder, then the gross amount of cash received in the Return of Capital Transaction (without reduction for withholding tax, if any) will be treated as a distribution with respect to such holder’s common shares. The tax basis of the U.S. Holder’s common shares deemed to be redeemed will be added to the tax basis of such holder’s remaining common shares. This distribution will be treated as a dividend to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. The dividend will be includible in a U.S. Holder’s gross income without reduction for the tax basis of the redeemed common shares, and no current loss will be recognized. To the extent that the amount received exceeds a U.S. Holder’s share of our current and accumulated earnings and profits, the excess first will be treated as a tax-free return of capital to the extent of such U.S. Holder’s tax basis in such common shares and then as capital gain from the sale or exchange of such common shares. However, because we do not calculate earnings and profits under U.S. federal income tax principles, U.S. Holders should expect the entire amount of cash received in the Return of Capital Transaction to be taxed as a dividend if such amount is treated as a distribution as described above.

Subject to applicable limitations, dividends paid to certain non-corporate U.S. Holders will be eligible for taxation as “qualified dividend income” and therefore will be taxable at rates applicable to long-term capital gains, provided that certain holding period and other requirements are satisfied. The amount of the dividend will be treated as foreign-source dividend income for U.S. foreign tax credit purposes. Any dividends paid will not be eligible for the dividends-received deduction generally allowed to U.S. corporations under the Tax Code.

Passive Foreign Investment Company Rules

We believe that our company is not a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes. However, because PFIC status depends upon the composition of our company’s income and assets from time to time, no assurance can be provided that our company has not been, and will not be, a PFIC for any taxable year. If our company were a PFIC for any taxable year in which a U.S. Holder held shares, then the U.S. federal income tax consequences to such holder of participating in the Return of Capital Transaction could differ materially and adversely from those described above. Such holder could be subject to additional U.S. federal income tax on gain recognized with respect to the common shares and on certain distributions, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules. A non-corporate U.S. Holder would not be eligible for reduced rates of taxation on any dividends received from our company if we were a PFIC for the taxable year in which such dividends were paid or for the preceding taxable year. U.S. Holders are urged to consult their own tax advisors regarding the adverse tax consequences if our company were a PFIC for any relevant taxable year.

Tax Consequences to Non-U.S. Holders Who Participate in the Return of Capital Transaction

Non-U.S. Holders generally will not be subject to U.S. federal income taxation as a result of participating in the Return of Capital Transaction. Non-U.S. Holders are urged to consult their own tax advisors concerning the application of U.S. federal, state, local and non-U.S. income tax laws in their particular circumstances.

Tax Consequences to Shareholders Who Opt Out of the Return of Capital Transaction

We believe that the Return of Capital Transaction is an isolated transaction and not part of a plan to periodically increase any shareholder’s proportionate interest in our assets or earnings and profits. Assuming this is correct, shareholders who opt out of the Return of Capital Transaction should not incur any U.S. federal income tax liability solely as a result of the consummation of the Return of Capital Transaction. The U.S. federal income tax laws applicable to the Return of Capital Transaction are, however, complex. Shareholders who opt out of the Return of Capital Transaction are urged to consult their own tax advisors regarding the tax consequences of the Return of Capital Transaction in their particular circumstances.

Page 126    Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders

Backup Withholding

Under the U.S. federal income tax laws, payments to a participating shareholder may be subject to “backup withholding” at the applicable statutory rate, unless a participating shareholder (a) provides a correct taxpayer identification number and any other required information and otherwise complies with the backup withholding rules or (b) is an exempt recipient and, when required, demonstrates this fact.

A shareholder that does not provide a correct taxpayer identification number may be subject to penalties imposed by the IRS. To prevent backup withholding on cash payable in the Return of Capital Transaction, each shareholder that is a U.S. person (as defined in the instructions to the IRS Form W-9 included with the Letter of Transmittal) should provide the Depositary or other applicable withholding agent with his or her correct taxpayer identification number and certify that he or she is not subject to backup withholding by completing the IRS Form W-9. To eliminate any U.S. backup withholding, a shareholder that is not a U.S. person may be required to provide the Depositary or other applicable withholding agent with the appropriate IRS Form W-8, attesting to that shareholder’s non-U.S. status.

Backup withholding is not an additional tax. Taxpayers may use amounts withheld as a credit against their U.S. federal income tax liability, and may claim a refund if they timely provide certain required information to the IRS.

Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders    Page 127

Indebtedness of Officers, Directors

and Employees

As of April 21, 2023, none of our current or former executive officers or directors were indebted to our company or any of our subsidiaries. As of April 21, 2023, there was no indebtedness (other than “routine indebtedness” under applicable Canadian securities laws) of the current and former officers, directors and employees of our company and our subsidiaries owing to Thomson Reuters or any of our subsidiaries.

Directors’ and Officers’ Indemnification and Insurance

We provide indemnification to our directors to the extent permitted by applicable laws and regulations.

Under the OBCA, our company may indemnify a present or former director or officer or another individual who acts or acted at our company’s request as a director or officer or an individual acting in a similar capacity of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding to which the individual is involved because of that association with our company or other entity, if the individual acted honestly and in good faith with a view to the best interests of our company or, as the case may be, to the best interests of the other entity for which the individual acted as a director or officer or in a similar capacity at our company’s request, and, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, such individual had reasonable grounds for believing that his or her conduct was lawful.

Pursuant to our organizational documents, we are required to indemnify the individuals referred to above and the heirs and legal representatives of such individuals to the extent permitted by the OBCA.

We maintain, at our expense, a directors’ and officers’ liability insurance policy that provides protection for our directors and officers against liability incurred by them in their capacities as such. This policy provides for a limit of up to $100 million for each claim and $100 million in the aggregate and there is no deductible for this coverage. The insurance applies in circumstances where we may not indemnify our directors and officers for their acts or omissions. Annual gross premiums paid by our company relating to directors’ and officers’ liability insurance are currently approximately $1.8 million.

Page 128    Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders

Additional Information

Non-IFRS Financial Measures

This circular includes certain non-IFRS financial measures, which include ratios that incorporate one or more non-IFRS financial measures, such as adjusted EBITDA and the related margin (other than at the customer segment level), adjusted EBITDA less accrued capital expenditures and the related margin, free cash flow, adjusted EPS, effective tax rate on adjusted earnings, accrued capital expenditures expressed as a percentage of revenues, selected measures excluding the impact of foreign currency, changes in revenues computed on an organic basis as well as all financial measures for the “Big 3” segments. In the “Compensation Discussion and Analysis” section of this circular, we explain why we use certain non-IFRS measures as part of our annual and long-term incentive awards. For reconciliations to the most directly comparable IFRS measure, please see Appendix B of the Management’s Discussion and Analysis (MD&A) section of our 2022 annual report. Our 2022 annual MD&A has been filed on SEDAR and EDGAR and applicable reconciliations and disclosures from our 2022 annual MD&A are incorporated by reference in this circular. Adjusted EBITDA less accrued capital expenditures and free cash flow, as discussed in this circular and as used for incentive compensation purposes, are reconciled to earnings from continuing operations and net cash provided by operating activities, respectively, as disclosed and reconciled in our 2022 annual MD&A. Additionally, when we use the terms “organic” and “organically”, we are referring to our changes in revenues of our existing businesses at constant currency excluding the impacts of acquisitions and dispositions. Non-IFRS financial measures do not have any standardized meanings prescribed by IFRS and therefore are unlikely to be comparable to the calculation of similar measures used by other companies, and should not be viewed as alternatives to measures of financial performance calculated in accordance with IFRS.

How to Contact the Board

Shareholders and other interested parties may contact the Board or its non-management or independent directors as a group, or the directors who preside over their meetings, by writing to them by e-mail at board@tr.com or by mail c/o Jimma Elliot-Stevens, Interim Chief Legal Officer and Company Secretary, Thomson Reuters, 333 Bay Street, Suite 300, Toronto, Ontario, M5H 2R2, Canada.

2023 Annual and Special Meeting – Questions from Shareholders

At the annual and special meeting, shareholders in attendance will be provided with an opportunity to submit or ask questions to our Board, CEO, CFO and other members of senior management in attendance. If you are a shareholder who is attending the meeting by webcast as a guest or is unable to attend this year’s meeting online but have a question, you may e-mail your question to investor.relations@tr.com.

While we will seek to respond to as many shareholder questions as possible at the meeting, we cannot assure you that all questions will be able to be addressed at the meeting. If there are questions pertinent to meeting matters that are unanswered during the meeting due to time constraints, we will post questions and answers in the “Investor Relations” section of our website, www.tr.com, as soon as practicable after the meeting.

A replay of the annual and special meeting webcast will be posted on our website after the meeting.

Where to find Corporate Governance and Continuous Disclosure Documents

Our Code of Business Conduct and Ethics, Corporate Governance Guidelines and charters for the Audit Committee, Corporate Governance Committee, HR Committee and Risk Committee and position descriptions for the Chairman, Lead Independent Director, CEO and the Chair of each committee are available in print free of charge to any shareholder who requests a copy in writing to: Thomson Reuters, Attention: Investor Relations Department, 3 Times Square, New York, New York 10036, United States or by an e-mail request sent to investor.relations@tr.com. These documents are also available on our website, www.tr.com.

Financial information about our company is provided in our consolidated financial statements and MD&A. You can obtain copies of these financial statements and MD&A by contacting our Investor Relations Department by mail or e-mail as indicated in the paragraph immediately above. You can also find these financial statements and MD&A on our website, www.tr.com. Additional information regarding our Audit Committee that is required to be disclosed pursuant to Canadian Securities Administrators Multilateral Instrument Form 52-110F1 is included in our 2022 annual report.

Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders    Page 129

You may access other information about our company, including our continuous disclosure materials, reports, statements and other information that we file with the Canadian securities regulatory authorities through SEDAR at www.sedar.com and in the United States with the SEC through EDGAR at www.sec.gov. A copy of our Corporate Governance Guidelines has been filed on SEDAR and EDGAR and is incorporated by reference in this circular.

Under NYSE listing standards, we are required to disclose any significant ways in which our corporate governance practices differ from those required to be followed by U.S. domestic companies under NYSE listing standards. There is only one significant difference between our corporate governance practices and those required of domestic companies under NYSE listing standards. NYSE listing standards require shareholder approval of all “equity compensation plans” and material revisions to these types of plans (with limited exceptions). TSX rules require shareholder approval of security based compensation arrangements only for plans which involve newly issued shares or specified amendments to the plans. Similar to a number of other Canadian issuers, our company follows the TSX rules.

Thomson Reuters Trust Principles and Thomson Reuters Founders Share Company

We have issued a Founders Share to the Thomson Reuters Founders Share Company which enables it to exercise extraordinary voting power to safeguard the Thomson Reuters Trust Principles.

The directors of the Thomson Reuters Founders Share Company are experienced and eminent people from the world of politics, diplomacy, media, public service and business. They generally have all held high offices in their respective sectors. The directors are selected by a nomination committee and proposed to the board of the Thomson Reuters Founders Share Company to be considered for appointment. The nomination committee assists in scrutinizing candidates’ suitability and its members include two persons appointed by the chairman after consultation with the European Court of Human Rights (ECHR). These have historically been judges of the ECHR. Our Board currently has two representatives on the nomination committee. In addition to the chairman and deputy chairman of the Thomson Reuters Founders Share Company, who are also members of the nomination committee, the chairman of the Thomson Reuters Founders Share Company appoints three other directors of the Thomson Reuters Founders Share Company to the nomination committee. Other members are representatives of press associations from the United Kingdom and Australia. The chairman of the Thomson Reuters Founders Share Company acts as chairman of the nomination committee.

Under a Thomson Reuters Trust Principles Support Agreement, Woodbridge has agreed to support the Thomson Reuters Trust Principles and to exercise its voting rights to give effect to this support. Thomson Reuters Founders Share Company, Thomson Reuters and Reuters News are also party to an Amended and Restated Reuters Support Agreement governing the relationship between them.

For additional information about the Thomson Reuters Founders Share Company, its directors, the Thomson Reuters Trust Principles, the Founders Share that our company has issued to the Thomson Reuters Founders Share Company and the Amended and Restated Reuters Support Agreement, please see our 2022 annual report.

Additional Director Information

Steve Hasker, our President and Chief Executive Officer and a director of our company, was a director of Global Eagle Entertainment Inc. until May 2020. In July 2020, Global Eagle Entertainment Inc. commenced voluntary proceedings under Chapter 11 of the United States Bankruptcy Code.

Share Repurchases – Normal Course Issuer Bid

We buy back shares (and subsequently cancel them) from time to time as part of our capital strategy. Share repurchases are typically repurchased under a normal course issuer bid. Our existing normal course issuer bid enables us to purchase up to 24 million common shares between June 13, 2022 and June 12, 2023 at prevailing market prices in amounts and at times determined by our company. The normal course issuer bid permits us to purchase shares through the TSX or the NYSE and/or other exchanges and alternative trading systems, if eligible, or by such other means as were permitted by the TSX and/or NYSE or under applicable law by a registered investment dealer (or an affiliate of the dealer), including private agreement purchases if we had received an issuer bid exemption order from applicable securities regulatory authorities in Canada for such purchases.

In June 2022, we announced a program to repurchase up to $2.0 billion of our common shares. In 2022, we repurchased approximately 11.9 million common shares for $1.3 billion at an average price per share of $107.99 under the normal course issuer bid. We subsequently completed this program in the first quarter of 2023, with additional repurchases of 6.0 million common shares totaling approximately $0.7 billion at an average price per share of $120.10. Common shares that we purchased under the bid were cancelled. Please see our 2022 annual report for additional information regarding our share repurchases and normal course issuer bid. A copy of the notice of intention related to the normal course issuer bid is available at www.sedar.com and www.sec.gov and may also be obtained without charge from our Investor Relations Department at the address listed above.

Page 130    Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders

Directors’ Approval

The Board of Directors of Thomson Reuters Corporation has approved the contents of this circular and the mailing of the circular to our shareholders.

Jimma Elliott-Stevens

Interim Chief Legal Officer and Company Secretary

April 26, 2023

Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders    Page 131

Appendix A – Equity Compensation and Other Plan Information

Stock Incentive Plan
Eligibility	Any employee or officer of Thomson Reuters (as may be determined by the HR Committee). Directors who are not employees or officers of our company are not eligible to participate in the plan.
Purpose	Provide an additional incentive to participants, encourage stock ownership by them and thereby increase their proprietary interest in our company’s success and their desire to remain with Thomson Reuters.
Maximum number of shares issuable	69,150,969 shares, representing approximately 14.23% of our total issued and outstanding shares as of year end.
Shares and awards issued in 2022	In 2022, we issued approximately 2.0 million shares under the plan, which represented approximately 0.42% of our total issued and outstanding shares as of year-end. Total awards granted in 2022 represented approximately 0.29% of our total issued and outstanding shares as of year-end. Of this amount, options granted in 2022 represented approximately 0.08% and RSUs granted in 2022 represented approximately 0.21%.
Other limits	Shares may consist, in whole or in part, of common shares issued from treasury or purchased on the open market or any combination thereof.
The maximum number of shares that may be issued in respect of RSU awards granted after December 31, 2016 will not exceed 13,503,378 shares.
The maximum number of shares that may be issued under plan awards held by any one person under the plan must not exceed 5% of our outstanding common shares determined on a non-diluted basis. The maximum number of shares for which plan awards may be granted and which may be otherwise awarded under the plan to any individual during any one-year period is 5,000,000.
The number of shares issued to “insiders” and their “associates” within any one-year period under the plan and any other security based compensation arrangement of Thomson Reuters cannot exceed 5% of the aggregate number of our issued and outstanding shares on a non-diluted basis. The maximum number of shares issuable to “insiders”, at any time, under the plan and any other share based compensation arrangement of Thomson Reuters cannot exceed 10% of the aggregate number of our issued and outstanding shares on a non-diluted basis.
The maximum number of shares that may be issued through incentive stock options (ISOs) under the plan is 5,000,000. We may not issue ISOs under the plan at this time.
Shares subject to awards which are cancelled, expired, forfeited or terminated without having been exercised are available for new awards under the stock incentive plan.
Types of awards that may be issued	Non-qualified stock options, stock appreciation rights (SARs), awards of RSUs and other awards of shares based on the value of shares. Through the date of this circular, we have only issued non-qualified stock options and RSUs under this plan. We issue SARs under our separate phantom stock plan.
Maximum option term	10-year expiration date from the date of grant.
Exercise price of options	Equal to the closing price of our shares on the NYSE on the trading day immediately preceding the date of the grant.
Vesting and exercise of options	Stock options must be vested before they can be exercised. Options vest 25% each year over a four year period.

Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders    Page A-1

As of December 31, 2022
Common shares issued under the plan	55,993,170 (1)
Common shares remaining for issuance	13,157,799 (representing approximately 2.77% of our issued and outstanding shares as of year-end)
Stock options and RSUs outstanding	4,088,324 (representing approximately 0.86% of our issued and outstanding shares as of year-end)
Common shares remaining for issuance less outstanding stock options and RSUs	9,069,475 (representing approximately 1.91% of our issued and outstanding shares as of year-end)
Common shares issued and outstanding	476,059,110
Potential Dilution – the total number of all stock options and RSUs available for issue plus all stock options and RSUs outstanding, divided by the total weighted average of common shares outstanding during the year ended December 31, 2022 of 476,059,110	2.72%
Full Dilution – the total number of all stock options and RSUs available for issue plus all stock options and RSUs outstanding, divided by the total weighted average of common shares outstanding during the year plus all stock options and RSUs outstanding and available for issue	2.65%

(1)

Of the 55,993,170 common shares reflected as being issued under the plan as of December 31, 2022, only 28,509,852 common shares have been actually issued due to net settlement of RSUs and various stock options. When RSUs vest or stock options are exercised, our company deducts the gross amount of the underlying securities from the plan’s share reserve.

We believe that our stock incentive plan grant practices are conservative relative to applicable benchmarks and our compensation peer group. The following table provides information as of the end of each year indicated related to the stock incentive plan’s share usage, burn rates and potential dilution.

	As of December 31,

	2022	2021	2020
Share usage – the total number of shares issued pursuant to stock options and RSUs during the applicable year, divided by the total weighted average of common shares outstanding during the year	0.23%	0.22%	0.30%
Burn rate – the total number of stock options and RSUs granted in the applicable year, divided by the total weighted average of common shares outstanding during the year	0.28%	0.28%	0.42%
Potential Dilution – the total number of all stock options and RSUs available for issue plus all stock options and RSUs outstanding, divided by the total weighted average of common shares outstanding during the year	2.72%	3.07%	3.50%
Full Dilution – the total number of all stock options and RSUs available for issue plus all stock options and RSUs outstanding, divided by the total weighted average of common shares outstanding during the year plus all stock options and RSUs outstanding and available for issue	2.65%	2.98%	3.38%

Page A-2    Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders

Expiration of options	Options, SARs and RSUs cease to be exercisable according to the terms of the applicable award agreement, or as may be determined by the HR Committee, in the event that a participant ceases to be an employee or officer of Thomson Reuters. Options and RSUs granted in 2022 are subject to early expiration or vesting in certain circumstances, including death, disability, retirement and termination. If options or SARs would otherwise expire during a blackout period, the term will be extended until 10 business days after conclusion of such blackout period.
Plan amendments and changes

The Board and/or the HR Committee may make any amendments to the plan or any outstanding award without seeking shareholder approval (including, but not limited to, minor “housekeeping” changes, changes to comply with applicable laws and changes to vesting provisions of awards), except for an amendment which:

●   increases the maximum number of shares that can be issued under the plan, including an increase to a fixed number of such shares or a change from a fixed number of such shares to a fixed maximum percentage;

●   Increases the maximum number of shares that can be issued pursuant to RSUs;

●   increases the maximum number of shares which may be issued under the awards held by a participant;

●   reduces the exercise price of an award (including a cancellation and re-grant of an award, constituting a reduction of the exercise price of such award), except in connection with maintaining the value of an award in connection with a change in the number of the outstanding common shares by reason of a stock dividend or split, recapitalization, reorganization, merger, amalgamation, consolidation, combination or exchange of shares or other corporate change affecting such shares;

●   extends the term of an award beyond its original expiry date, except where the expiry date would have occurred in a blackout period;

●   changes the provisions relating to the transferability of an award, other than for a transfer by will or the laws of descent and distribution, a transfer by a grantee to an entity which is controlled by the grantee or a transfer to a former spouse or domestic partner in connection with a legal obligation or settlement;

●   changes the provisions relating to adjustments in the number or kind of shares or securities reserved for issuance or subject to outstanding awards or the exercise price, in the event of any change in the number of the outstanding common shares by reason of a stock dividend or split, recapitalization, reorganization, merger, amalgamation, consolidation, combination or exchange of shares or other corporate change affecting such shares;

●   extends eligibility to participate in the stock incentive plan to a director who is not an employee or officer of our company;

●   changes the rights attaching to our common shares;

●   changes the amending provisions of the plan;

●   removes or exceeds the insider participation limit under the plan (as defined in the TSX Company Manual), as amended from time to time; or

●   is required to be approved by shareholders under applicable laws, regulations or stock exchange rules.

Subject to certain exceptions, no such amendment may materially and adversely affect the rights of any participant in relation to any outstanding award granted under the plan without the consent of the affected participant.

Exercise process	Cashless exercises permitted, as well as cash payments. For a cashless exercise of options, the participant will receive the net number of shares equal to the in-the-money amount of the options (less applicable taxes). The number of options exercised will be deducted from the share reserve.
Transfers and assignments	Not possible other than by will or the laws of descent and distribution, a transfer by a participant to an entity which is controlled by a participant or a transfer to a former spouse or domestic partner of a participant in connection with a legal obligation or settlement.

Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders    Page A-3

Phantom Stock Plan
Eligibility	Any employee or officer of Thomson Reuters (as may be determined by the HR Committee). Non-employee directors are not eligible to participate in the plan.
Purpose	If tax or securities regulations make it impracticable or inefficient to make grants under the stock incentive plan, we may allocate units under this plan to executive officers and senior employees.
Maximum number of shares issuable	Not applicable, since all awards are cash-based.
Issued as of December 31, 2022	Not applicable, since all awards are cash-based.
Available for issue as of December 31, 2022	Not applicable, since all awards are cash-based.
Total SARs outstanding as of December 31, 2022	Not applicable, since all awards are cash-based.
Burn rate – the total number of SARs granted in the applicable year, divided by the total weighted average of common shares outstanding during the year	Not applicable, since all awards are cash-based.
Types of awards that may be issued	SARs and other cash-based awards.
Maximum SAR term	10-year expiration date from the date of grant.
Exercise price of SARs	Equal to the closing price of our shares on the trading day immediately preceding the date of the grant.
Vesting and exercise of SARs	SARs must be vested before they can be exercised. SARs vest 25% each year over a four year period.
Expiration of SARs	Identical to the provisions of the stock incentive plan described above.
Plan amendments and changes	Substantially similar to the provisions of the stock incentive plan described above.
Exercise process	Election made to Corporate Human Resources Department; no payments due upon exercise.
Transfers and assignments	Identical to the provisions of the stock incentive plan described above.

Deferred Compensation Plan
Eligibility	Limited number of key executives in the United States.
Purpose	Provide specified benefits to a select group of senior management who contribute materially to the continued growth, development and future business success of Thomson Reuters.
Maximum number of shares issuable	6,488,478 shares, representing approximately 1.33% of our total issued and outstanding shares as of year end.
Shares issued as of December 31, 2022	1,798,243 shares, representing approximately 0.38% of our total issued and outstanding shares.
Total DSUs outstanding as of December 31, 2022	Total DSUs outstanding of 245,358 as of year-end 2022 represented approximately 0.05% of our total issued and outstanding shares.
Shares available for issue as of December 31, 2022	4,444,877 shares, representing approximately 0.93% of our total issued and outstanding shares.
Types of equity-based awards that may be issued	Deferred share units (DSUs)
Types of deferrals	Annual base salary as well as annual/long-term incentive awards.
Election process	Irrevocable elections to participate in the plan are made before the beginning of the year.
Value of DSUs	Deferred cash can be converted into DSUs based on the closing price of our common shares on the day before the deferral or conversion. If a participant elects to hold DSUs, we credit his or her plan account with a 10% DSU match, which matching units generally vest over a period of four years. DSUs accumulate notional equivalents of dividends paid on our common shares.
Plan amendments and changes	Substantially similar to the provisions of the stock incentive plan described above.
Vesting process	Participants are automatically vested in their DSUs. Matching DSUs vest as described above.
Transfers and assignments	Substantially similar to the provisions of the stock incentive plan described above.

Page A-4    Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders

The following table provides information as of the end of each year indicated related to the deferred compensation plan’s share usage, burn rates and potential dilution.

	As of December 31,

	2022	2021	2020
Share usage – the total number of shares issued pursuant to DSUs in the applicable year, divided by the total weighted average of common shares outstanding during the year	0.030%	0.020%	0.010%
Burn rate – the total number of DSUs granted in the applicable year, divided by the total weighted average of common shares outstanding during the year	0.004%	0.002%	0.003%
Potential Dilution – the total number of all DSUs available for issue, divided by the total weighted average of common shares outstanding during the year	0.976%	0.980%	0.994%
Full Dilution – the total number of all DSUs available for issue plus all DSUs outstanding, divided by the total weighted average of common shares outstanding during the year plus all DSUs outstanding and available for issue	0.960%	0.971%	0.984%

Employee Stock Purchase Plans
Eligibility	Designated employees in the United States, United Kingdom, Canada and other countries.
Purpose	Provide eligible employees with an opportunity to purchase shares and to further align their interests with those of our shareholders.
Maximum number of shares issuable	20,388,909 shares (comprised of 14,633,208 for U.S. employee stock purchase plan and 5,755,701 for global employee stock purchase plan), representing approximately 4.19% of our total issued and outstanding shares as of year-end.
Shares issued as of December 31, 2022	15,815,223 shares, representing approximately 3.32% of our total issued and outstanding shares.
Shares available for issue as of December 31, 2022	4,573,686 shares, comprised of 2,409,690 shares for the U.S. ESPP and 2,191,801 for the global ESPP, representing approximately 0.96% of our total issued and outstanding shares (0.50% for the U.S. ESPP and 0.46% for the global ESPP).
Types of equity-based awards that may be issued	Common shares
ESPP—key terms	● The ESPP is voluntary. Eligible employees contribute to the ESPP through payroll deductions by designating from 1% to 10% of eligible compensation to be withheld.

●   On the last business day of each calendar quarter, we use accumulated payroll deductions to buy common shares for participants. The price paid for shares is 85% of the closing price (i.e., a 15% discount) of our common shares on the NYSE on the last trading day of the quarter. Non-U.S. participants purchase shares in the local foreign currency equivalent of this amount.

●   A minimum holding period applies to all shares purchased under the ESPP, unless participants in a particular country are exempted from this requirement due to legal, regulatory or tax considerations. While a participant is a Thomson Reuters employee, if he or she is subject to a holding period, then shares purchased at the end of a calendar quarter may not be sold until the next quarterly offering period ends.

●   Employees may elect to change or suspend payroll deductions during each quarterly offering period and may elect to withdraw from the ESPP at least 10 business days before a quarterly purchase date. If an individual ceases to be an eligible employee of Thomson Reuters, he or she is considered to have withdrawn from the ESPP. If ESPP enrollment is cancelled, an employee may withdraw all of his or her payroll deductions from the ESPP that have not been used to purchase shares.

Plan amendments and changes	Substantially similar to the provisions of the stock incentive plan described above.
Transfers and assignments	Not possible other than by the laws of descent and distribution.

Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders    Page A-5

The following table provides information as of the end of each year indicated related to the ESPP’s share usage, burn rates, potential dilution and full dilution.

	As of December 31,

	2022	2021	2020
Share usage – the total number of common shares issued under the ESPP in the applicable year, divided by the total weighted average of common shares outstanding during the year	0.07%	0.07%	0.08%
Burn rate – the total number of common shares granted under the ESPP in the applicable year, divided by the total weighted average of common shares outstanding during the year	0.07%	0.07%	0.08%
Potential Dilution – the total number of all common shares available for issue under the ESPP, divided by the total weighted average of common shares outstanding during the year	0.95%	0.99%	1.05%
Full Dilution – the total number of all common shares available for issue under the ESPP plus all common shares outstanding under the ESPP, divided by the weighted average of common shares outstanding during the year plus all common shares outstanding and available for issue under the ESPP	0.94%	0.98%	1.04%

Page A-6    Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders

Appendix B – Special Resolution

THOMSON REUTERS CORPORATION

(the “Corporation”)

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.

the arrangement (the “Arrangement”) pursuant to section 182 of the Business Corporations Act (Ontario) (the “Act”), as more particularly described and set forth in the accompanying management proxy circular (as the Arrangement may be, or have been, modified or amended), is hereby authorized, approved and adopted;

2.

the plan of arrangement involving the Corporation and implementing the Arrangement (the “Plan of Arrangement”), the full text of which is set out as Appendix C to the accompanying management proxy circular (as the Plan of Arrangement may be, or may have been, modified or amended), is hereby authorized, approved and adopted;

3.

the Corporation is hereby authorized and approved to apply for a final order from the Ontario Superior Court of Justice (Commercial List) (the “Court”) to approve the Arrangement on the terms set forth in the Plan of Arrangement;

4.

notwithstanding that this resolution has been passed (and the Arrangement adopted) by the common shareholders of the Corporation or that the Arrangement has been approved by the Court, the board of directors of the Corporation is hereby authorized and empowered in its sole discretion without further notice to, or the approval of, the common shareholders of the Corporation (a) to amend the Plan of Arrangement, or (b) to not proceed with the Arrangement;

5.

any director or officer of the Corporation is hereby authorized and directed for and on behalf of the Corporation to execute and deliver articles of arrangement and such other documents as are necessary or desirable to the Director under the Act to implement the Arrangement; and

6.

any director or officer of the Corporation is hereby authorized and directed for and on behalf of the Corporation to execute or cause to be executed and to deliver or cause to be delivered all such other documents, agreements and instruments and to perform or cause to be performed all such other acts and things as in such person’s opinion may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders    Page B-1

Appendix C – Plan of Arrangement

UNDER SECTION 182 OF THE

BUSINESS CORPORATIONS ACT (ONTARIO)

ARTICLE 1

INTERPRETATION

1.1 Definitions

In this Plan of Arrangement, the following terms have the following meanings:

(a)	“Act” means the Business Corporations Act (Ontario), R.S.O. 1990, c. B.16, as amended;

(b)	“Aggregate Cash Distribution Amount” means the Cash Distribution Per Share multiplied by the number of Participating Shares issued and outstanding immediately prior to the Effective Time;

(c)

“Arrangement” means the arrangement pursuant to the provisions of Section 182 of the Act on the terms and subject to the conditions set out in this Plan of Arrangement as supplemented, modified or amended;

(d)	“Business Day” means any day, other than a Saturday, a Sunday, a statutory holiday in Toronto, Ontario, Canada, or a United States federal holiday;

(e)	“Cash Distribution Per Share” means US$4.67;

(f)	“Corporation” means Thomson Reuters Corporation;

(g)	“Court” means the Ontario Superior Court of Justice (Commercial List);

(h)	“Depositary” means Computershare Investor Services Inc. at its offices set out in the Letter of Transmittal;

(i)	“DRS” means the direct registration system on the records of the Corporation’s transfer agent, Computershare Trust Company of Canada;

(j)	“Effective Date” means the date the Arrangement is effective under the Act;

(k)	“Effective Time” means 3:01 a.m. (Eastern Daylight Time) on the Effective Date, or such other time on the Effective Date as may be determined by the Corporation;

(l)

“Interim Order” means the interim order of the Court dated April 21, 2023 under Subsection 182(5) of the Act containing declarations and directions with respect to the Arrangement, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(m)	“Letter of Transmittal” means the letter of transmittal for use by Shareholders, in the form accompanying the Circular;

(n)	“Meeting” means the annual and special meeting of Shareholders to be held on June 14, 2023 to consider, among other things, the Arrangement and related matters, and any adjournment thereof;

(o)	“New Common Shares” has the meaning ascribed thereto in Section 2.2(a);

(p)	“Opt-Out Election and Certification Form” means the opt-out election and certification form for use by Opting Out Shareholders, in the form accompanying the Circular;

(q)	“Opt-Out Deadline” means 5:00 p.m. (Eastern Daylight Time) on the date that is one Business Day prior to the date of the Meeting;

(r)	“Opt-Out Right” has the meaning ascribed thereto in Section 2.3;

(s)	“Opting Out Shareholder” means a Shareholder that has duly exercised its Opt-Out Right;

(t)	“Participating Shareholder” means a Shareholder other than an Opting Out Shareholder;

(u)	“Participating Shares” means the Shares held by Participating Shareholders;

(v)

“Person” means and includes any individual, sole proprietorship, partnership, joint venture, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, a trustee, executor, administrator or other legal representative and any governmental authority or any agency or instrumentality thereof;

Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders    Page C-1

(w)	“Plan of Arrangement” means this plan of arrangement, as amended or supplemented from time to time in accordance with the terms hereof;

(x)	“PUC” means “paid-up capital” as defined in subsection 89(1) of the Tax Act;

(y)	“Share Consolidation Ratio” means

US$X – Cash Distribution Per Share

US$X

X = the volume weighted average trading price of Shares on the New York Stock Exchange for the five trading days on which such Shares trade on the New York Stock Exchange immediately preceding the Effective Date;

(z)	“Shareholders” means the holders of Shares;

(aa) “Shares” means the common shares in the capital of the Corporation; and

(bb)	“Tax Act” means the Income Tax Act (Canada), R.S.C. 1985, c. 1 (5th Supp), as amended.

1.2 Interpretation Not Affected by Headings, etc.

The division of this Plan of Arrangement into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement.

1.3 Article References

Unless reference is specifically made to some other document or instrument, all references herein to Articles and Sections are to Articles and Sections of this Plan of Arrangement.

1.4 Number and Gender

Unless the context otherwise requires, words importing the singular shall include the plural and vice versa; and words importing any gender shall include all genders.

1.5 Date for Any Action

In the event that the date on which any action is required to be taken pursuant to this Plan of Arrangement by the Corporation is not a Business Day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day in such place.

1.6 Statutory References

References in this Plan of Arrangement to any statute or section thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

1.7 Currency

Unless otherwise indicated, references in this Plan of Arrangement to “US$” or “dollars” are in U.S. dollars and references to “C$” are to Canadian dollars.

1.8 Schedules

The following schedules to this Plan of Arrangement are incorporated by reference herein and form part of this Plan of Arrangement.

Schedule “A”                 Rights, privileges, restrictions and conditions attaching to the New Common Shares

ARTICLE 2

ARRANGEMENT

2.1 Binding Effect

This Plan of Arrangement and the Arrangement will become effective at, and be binding at and after, the Effective Time on the Shareholders (including the Opting Out Shareholders) and the Corporation, without any further act or formality on the part of any Person, except as otherwise provided herein.

Page C-2    Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders

2.2 Arrangement

Commencing at the Effective Time the following events or transactions shall occur and shall be deemed to occur in the following sequence without any further act or formality:

(a)

the articles of incorporation of the Corporation will be amended to create and authorize the issuance of an unlimited number of new common shares (the “New Common Shares”), with rights, privileges, restrictions and conditions as set out in Schedule “A” hereto;

(b)

each issued and outstanding Participating Share will be disposed of to the Corporation in exchange for (i) the Cash Distribution Per Share, and (ii) a portion of a New Common Share equal to the Share Consolidation Ratio, and the Participating Shares so exchanged will be cancelled;

(c)

in connection with the exchange of Participating Shares for the Cash Distribution Per Share and New Common Shares, the Corporation will deduct from the stated capital of the Shares an amount equal to the aggregate stated capital, immediately before the exchange, of the Participating Shares;

(d)

the Corporation will add to the stated capital account of the New Common Shares an amount in Canadian dollars equal to the difference between (i) the aggregate PUC of the Participating Shares immediately before the exchange, and (ii) the Aggregate Cash Distribution Amount as converted into Canadian dollars using the average daily exchange rate as reported by the Bank of Canada on the Effective Date;

(e)

each New Common Share will be exchanged for one Share and each portion of a New Common Share issued pursuant to Section 2.2(b) will be exchanged for the same portion of a Share, and the New Common Shares so exchanged will be cancelled;

(f)

in connection with the exchange of New Common Shares for Shares, an amount equal to the aggregate stated capital of the New Common Shares immediately before the exchange will be deducted by the Corporation from the stated capital of the New Common Shares and the Corporation will add that amount to the stated capital of the Shares in respect of the Shares that are issued in exchange for the New Common Shares; and

(g)

the articles of incorporation of the Corporation will be amended to delete the amendments made to the authorized capital of the Corporation pursuant to Section 2.2(a), such that the articles of incorporation of the Corporation as so amended will be the articles of the Corporation as they read immediately before the Effective Time.

2.3 Opt-Out Right

(a)	With respect to the Arrangement: (a) each Shareholder who is:

(i)	not a resident of Canada for Canadian income tax purposes and is subject to income tax in a jurisdiction other than Canada (and is not exempt from income tax in that jurisdiction); or

(ii)

an individual who is a resident of Canada for Canadian income tax purposes and who is also subject to income tax in a jurisdiction other than Canada as a resident of that other jurisdiction (and is not exempt from income tax in that other jurisdiction);

may elect to opt out of the Arrangement (the “Opt-Out Right”) in accordance with this Section 2.3 and the Opt-Out Election and Certification Form, and subject to the following limitations:

(iii)

a registered Shareholder, other than a registered Shareholder holding Shares for the benefit of one or more beneficial holders, may exercise the Opt-Out Right only in respect of all of the Shares held by such Shareholder; and

(iv)

a registered Shareholder holding Shares for the benefit of one or more beneficial holders may exercise the Opt-Out Right only in respect of all of the Shares held by each beneficial holder wishing to opt out;

(b)

a registered Shareholder (whether on behalf of itself or on behalf of one or more beneficial holders) shall exercise the Opt-Out Right by depositing with the Depositary, prior to the Opt-Out Deadline, a duly completed Opt-Out Election and Certification Form indicating such holder’s election together with certificates representing the holder’s Shares, if any

(c)

an Opt-Out Election and Certification Form deposited with the Depositary may be withdrawn by a Shareholder prior to the Opt-Out Deadline, but is irrevocable thereafter. To withdraw an Opt-Out Election and Certification Form, such Shareholder must provide a written notice of revocation to the Depositary that (i) specifies the name of the Shareholder having exercised the Opt-Out Right under the Opt-Out Election and Certification Form to be withdrawn and (ii) is signed by the Shareholder in the same manner as the signature on the Opt-Out Election and Certification Form to be withdrawn; and

Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders    Page C-3

(d)

any Shares in respect of which (i) no duly completed Opt-Out Election and Certification Form has been deposited with the Depositary prior to the Opt-Out Deadline, or (ii) any other requirements of this Section 2.3 and the Opt-Out Election and Certification Form have not been satisfied, shall be deemed to be Participating Shares.

As of the Effective Time, each registered Opting Out Shareholder shall be entitled to receive new DRS statement(s) (or share certificate(s), if requested by such Shareholder in the Letter of Transmittal) representing its Shares reflecting the new CUSIP number for the Shares.

2.4 Post-Effective Time Procedures

On or immediately prior to the Effective Date, the Corporation shall deposit or cause to be deposited with the Depositary:

(a)	for the benefit of the Participating Shareholders, the Aggregate Cash Distribution Amount and the Shares that such Shareholders are entitled to receive pursuant to Section 2.2; and

(b)	for the benefit of the Opting Out Shareholders, the Shares that such Shareholders are entitled to receive pursuant to Section 2.3.

The Shares and cash deposited with the Depositary pursuant to this Section 2.4 shall be held by the Depositary as agent and nominee for the Participating Shareholders and the Opting Out Shareholders for distribution to such Shareholders in accordance with the provisions of Article 3.

2.5 No Fractional Shares

Where the aggregate number of Shares to be issued to a Participating Shareholder pursuant to Section 2.2(e) would result in a fraction of a Share being issuable, the number of Shares shall be rounded down to the nearest whole number and the fractional Share that otherwise would be issued to that Participating Shareholder will be issued to the Depositary (as agent for that purpose) for sale by the Depositary on behalf of that Participating Shareholder. All Shares so issued to the Depositary will be pooled and sold in the market by a broker appointed by the Depositary as soon as practicable after the Effective Date, on such dates and at such prices as the broker determines in its sole discretion. The Depositary shall not be obligated to seek or obtain a minimum price for any of the Shares sold by it. Each such Participating Shareholder will receive a pro rata share of the cash proceeds from the sale of the Shares sold by the Depositary (less commissions, other reasonable expenses incurred in connection with the sale of the Shares and any amount withheld in respect of taxes) for its fractional interest in a Share. The net proceeds will be remitted to Participating Shareholders in the same manner as other payments pursuant to Article 3. Neither the Corporation nor the Depositary will be liable for any loss arising out of any such sales. Notwithstanding the foregoing, Shares in the Corporation’s Dividend Reinvestment Plan and Employee Share Purchase Plans held by Participating Shareholders will participate in the Arrangement and any fractions resulting therefrom will remain in such holders’ Dividend Reinvestment Plan and Employee Share Purchase Plans accounts, as applicable.

ARTICLE 3

DELIVERY OF CONSIDERATION

3.1 Delivery of Shares and Cash

(a)

As soon as practicable following the Effective Time, the Depositary shall deliver to each registered Participating Shareholder a cheque for the portion of the Aggregate Cash Distribution Amount that it is entitled to receive pursuant to Section 2.2(b), unless such Shareholder requests that such cash be paid by wire payment and properly completes any documents and takes all action that the Depositary may reasonably require in connection with such request.

(b)

As soon as practicable following the Effective Time, the Depositary shall deliver to each registered Shareholder holding Shares in DRS, (i) a new DRS statement, reflecting the new CUSIP number for the Shares, representing the number of Shares such Shareholder is entitled to receive under this Plan of Arrangement; and (ii) a cheque for any cash such holder is entitled to receive pursuant to Section 2.5.

(c)

Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented one or more outstanding Shares, together with a duly completed and executed Letter of Transmittal, and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered Shares shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder as soon as practicable following the Effective Time (i) a new DRS statement (or a new share certificate, if requested by such Shareholder in its Letter of Transmittal), reflecting the new CUSIP for the Shares, representing the number of Shares such holder is entitled to receive under this Plan of Arrangement; and (ii) a cheque for any cash such holder is entitled to receive pursuant to Section 2.5.

Page C-4    Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders

(d)

After the Effective Time and until surrendered for cancellation as contemplated by Section 3.1(c), each certificate which immediately prior to the Effective Time represented one or more Shares shall be deemed at all times to represent only the right to receive in exchange therefor the entitlements which the holder of such certificate is entitled to receive in accordance with Section 3.1(c).

3.2 Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more Shares shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange therefor the Shares and/or the cash amount that such Person is entitled to receive under Section 3.1(c). When authorizing the delivery of such Shares and/or cash in exchange for any lost, stolen or destroyed certificate, the Person to whom such Shares and/or cash are being delivered shall, as a condition precedent to the delivery thereof, give a bond satisfactory to the Depositary and the Corporation in such sum as the Depositary or the Corporation may direct and shall indemnify the Depositary and the Corporation in a manner satisfactory to the Depositary and the Corporation against any claim that may be made against the Depositary or the Corporation with respect to the certificate alleged to have been lost, stolen or destroyed.

3.3 Withholding Rights

The Corporation and the Depositary shall be entitled to deduct and withhold from any payment, dividend, distribution or consideration otherwise payable to any Shareholder such amounts as the Corporation or the Depositary is required to deduct and withhold with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986, as amended, or any provision of federal, provincial, territorial, state, local or foreign tax law, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the holder of the securities in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. To the extent that the amount so required to be deducted or withheld from any payment to a holder exceeds the cash portion of the consideration otherwise payable to the holder, the Corporation and the Depositary are hereby authorized to sell or otherwise dispose of such portion of the Share consideration as is necessary to provide sufficient funds to the Corporation or the Depositary, as the case may be, to enable it to comply with such deduction or withholding requirement and, the Corporation or the Depositary shall notify the holder thereof and remit any unapplied balance of the net proceeds of such sale.

3.4 Extinction of Rights

On the sixth anniversary of the Effective Date, any Participating Shareholder that has not claimed its portion of the Aggregate Cash Distribution Amount will cease to have any rights thereto. Any such unclaimed portion of the Aggregate Cash Distribution Amount shall be deemed to have been surrendered to the Corporation and shall be transferred to the Corporation from the Depositary as soon as practicable following the sixth anniversary of the Effective Date. For greater certainty, any Participating Shareholder that has not deposited its certificate which immediately prior to the Effective Time represented outstanding Shares that were exchanged pursuant to Section 2.2, together with all other instruments required by Section 3.1, on or prior to the sixth anniversary of the Effective Date shall continue to be entitled to the Shares (and/or cash for fractional interests therein) that it is entitled to receive pursuant to Sections 2.2 and 2.5, together with all entitlements to dividends, distributions and interest thereon held for such registered holder.

3.5 Illegality of Delivery of Shares

Notwithstanding the foregoing, if it appears to the Corporation that it would be contrary to applicable law to issue Shares pursuant to the Arrangement to a Person that is not a resident of Canada, the Shares that otherwise would be issued to that Person will be issued to the Depositary (as agent for that purpose) for sale by the Depositary on behalf of that Person. All Shares so issued to the Depositary will be pooled and sold as soon as practicable after the Effective Date, on such dates and at such prices as the Depositary determines in its sole discretion. The Depositary shall not be obligated to seek or obtain a minimum price for any of the Shares sold by it. Each such Person will receive a pro rata share of the cash proceeds from the sale of the Shares sold by the Depositary (less commissions, other reasonable expenses incurred in connection with the sale of the Shares and any amount withheld in respect of taxes) for the Shares themselves. The net proceeds will be remitted in the same manner as other payments pursuant to this Article 3. None of the Corporation or the Depositary will be liable for any loss arising out of any such sales.

3.6 Election

At the reasonable request of a Shareholder, based on facts and circumstances arising after the Effective Date, the Corporation will make available to all Shareholders a joint income tax election pursuant to subsection 85(1) of the Tax Act, or subsection 85(2) of

Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders    Page C-5

the Tax Act if such Shareholder is a partnership, (and in each case, where applicable, the analogous provisions of provincial income tax law) with respect to the exchange of Shares for cash and New Common Shares effected pursuant to this Plan of Arrangement, provided that the Corporation has determined that making such income tax election available is not unduly detrimental to the Corporation, having regard to the interests of Shareholders and other stakeholders as a whole and the purpose of the Plan of Arrangement.

ARTICLE 4

AMENDMENTS

4.1 Amendments to Plan of Arrangement

(a)

The Corporation reserves the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Date, provided that each such amendment, modification and/or supplement must be (i) set out in writing, (ii) filed with the Court and, if made following the Meeting, approved by the Court, and (iii) communicated to Shareholders if and as required by the Court.

(b)

Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Corporation at any time prior to the Meeting with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)

Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Meeting shall be effective only if (i) it is consented to by the Corporation, and (ii) if required by the Court, it is consented to by the holders of Shares voting in the manner directed by the Court.

(d)

Any amendment, modification or supplement to this Plan of Arrangement may be made unilaterally by the Corporation, without shareholder or Court approval, provided that it concerns a matter which, in the reasonable opinion of the Corporation, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement or includes a change to the sequence of the events of transactions contemplated by Section 2.2 and, in each case, is not adverse to the financial or economic interests of any holder of Shares.

ARTICLE 5

FURTHER ASSURANCES

Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur in the order as set out in this Plan of Arrangement without any further act or formality, each of the Parties shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out herein.

Schedule A

THOMSON REUTERS CORPORATION

(the “Corporation”)

Share Terms for New Common Shares

All capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Certificate and Articles of Amendment of the Corporation dated October 1, 2018.

New Common Shares

The rights, privileges, restrictions and conditions attaching to the New Common Shares are as follows:

1. Ranking of New Common Shares

The New Common Shares shall rank junior to the Preference Shares and shall rank equally with the Common Shares with respect to the payment of dividends and in the distribution of assets in the event of liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs.

2. Notice of Meetings and Voting Rights

Except for meetings of holders of a particular class or series of shares other than the New Common Shares required by Applicable Laws to be held as a separate class or series meeting, the holders of the New Common Shares shall be entitled to receive notice of

Page C-6    Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders

and to attend all meetings of the shareholders of the Corporation and at any such meeting to vote on all matters submitted to a vote on the basis of one vote for each New Common Share held.

3. Dividends

Subject to the rights, privileges, restrictions and conditions attaching to the Preference Shares and to Applicable Laws, the holders of the New Common Shares shall be entitled to receive and the Corporation shall pay thereon, if, as and when declared by the Board of Directors out of the assets of the Corporation properly applicable to the payment of dividends, Canadian dollar denominated dividends in such amounts and payable in such manner as the Board of Directors may from time to time determine.

4. Liquidation, Dissolution and Winding Up

Subject to the rights, privileges, restrictions and conditions attaching to the Preference Shares, upon the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the New Common Shares and the Common Shares shall be entitled to share equally, on a share for share basis, in all remaining property and assets of the Corporation.

5. Conversion into Common Shares

Any holder of New Common Shares shall be entitled at any time (subject as hereinafter provided) to have all or any of the New Common Shares held by such holder converted into Common Shares as the same shall be constituted at the time of the conversion at a conversion rate based upon one New Common Share for each one Common Share in respect of which the conversion right is exercised. The right of conversion herein provided for may be exercised by notice in writing given to the Corporation at its registered office accompanied by the certificate or certificates, or direct registration system statement or statements, as applicable, representing the New Common Shares in respect of which the holder thereof desires to exercise such right of conversion and such notice shall be signed by the person registered on the books of the Corporation as the holder of the New Common Shares in respect of which such right is being exercised or by such person’s duly authorized attorney and shall specify the number of New Common Shares which the holder desires to have converted. Upon receipt of such notice the Corporation shall issue certificates, or direct registration system statements, as applicable, representing Common Shares upon the basis above prescribed and in accordance with the provisions hereof to the registered holder of the New Common Shares represented by the certificate or certificates, or direct registration system statement or statements, as applicable, accompanying such notice. If less than all the New Common Shares represented by any certificate, or direct registration system statement, as applicable, are to be converted, the holder shall be entitled to receive a new certificate, or direct registration system statement, as applicable, for the New Common Shares representing the Common Shares comprised in the original certificate, or direct registration system statement, as applicable, which are not to be converted.

Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders    Page C-7

Appendix D – Interim Order	A180

Commercial List Court File No. CV-23-00697453-00CL

ONTARIO

SUPERIOR COURT OF JUSTICE

COMMERCIAL LIST

THE HONOURABLE MADAM	)	FRIDAY, THE 21st
JUSTICE STEELE	)	DAY OF APRIL 2023
)

IN THE MATTER OF AN APPLICATION UNDER SECTION 182 OF THE BUSINESS CORPORATIONS ACT (ONTARIO) R.S.O. 1990, c. B.16, AS AMENDED

AND IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT OF THOMSON REUTERS CORPORATION

THOMSON REUTERS CORPORATION

Applicant

INTERIM ORDER

THIS MOTION made without notice by Thomson Reuters Corporation (“Thomson Reuters”), for an interim order for advice and directions (the “Interim Order”) pursuant to section 182 of the Business Corporations Act (Ontario), R.S.O. 1990, c. B.16, as amended (the “OBCA”), was heard this day at 330 University Avenue, Toronto, Ontario.

ON READING the Notice of Motion, the Notice of Application issued on April 5, 2023 and the affidavit of Jennifer Ruddick, sworn April 19, 2023 (the “Ruddick Affidavit”), and the exhibits thereto, including a draft of excerpts of the disclosure relating to the arrangement to be included in the Company’s Management Information Circular (the “Circular”), which is attached as Exhibit “A” to the Ruddick Affidavit, and on hearing the submissions of counsel for Thomson Reuters,

Definitions

1. THIS COURT ORDERS that all capitalized words used in this Interim Order shall have the meaning ascribed thereto in the Circular or the Ruddick Affidavit or otherwise as specifically defined herein.

The Meeting

2. THIS COURT ORDERS that Thomson Reuters is permitted to call, hold and conduct the Meeting of the holders of common shares (the “Shares”) in the capital of Thomson Reuters (“Shareholders”) to be held on June 14, 2023 at 12:00 p.m. virtually through a webcast in order for Shareholders to consider and, if determined advisable, pass the Arrangement Resolution.

3. THIS COURT ORDERS that the Meeting shall be called, held and conducted in accordance with the OBCA, the notice of meeting, which accompanies the Circular (the “Notice”) and the articles and by-laws of Thomson Reuters, subject to what may be provided hereafter and subject to any further order of this Court.

4. THIS COURT ORDERS that the record date (the “Record Date”) for determination of the Shareholders entitled to notice and to vote at the Meeting shall be April 21, 2023.

5. THIS COURT ORDERS that the only persons entitled to attend or speak at the Meeting shall be:

(a)	Shareholders;

(b)	officers, directors, auditors and advisors of Thomson Reuters; and

(c)	other persons who may receive the permission of the Chair of the Meeting.

A180

Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders    Page D-1

A181

6. THIS COURT ORDERS that Thomson Reuters may transact such other business at the Meeting as is contemplated in the Notice or as may otherwise be properly before the Meeting.

Quorum

7. THIS COURT ORDERS that the quorum at the Meeting shall be two persons who are entitled to vote at the Meeting.

Amendments to the Arrangement and Plan of Arrangement

8. THIS COURT ORDERS that Thomson Reuters is authorized to make, subject to paragraph 9, below, such amendments, modifications or supplements to the Arrangement and the Plan of Arrangement as it may determine without any additional notice to the Shareholders, or others entitled to receive notice under paragraph 12 hereof and the Arrangement and Plan of Arrangement, as so amended, modified or supplemented shall be the Arrangement and Plan of Arrangement to be submitted to the Shareholders at the Meeting and shall be the subject of the Arrangement Resolution. Amendments, modifications or supplements may be made following the Meeting, but shall be subject to review and, if appropriate, further direction by this Court at the hearing for the final approval of the Arrangement.

9. THIS COURT ORDERS that, if any amendments, modifications or supplements to the Arrangement or Plan of Arrangement as referred to in paragraph 8, above, would, if disclosed, reasonably be expected to affect a Shareholder’s decision to vote for or against the Arrangement Resolution, notice of such amendment, modification or supplement shall be distributed, subject to further order of this Court, by press release, newspaper advertisement, prepaid ordinary mail, or by the method most reasonably practicable in the circumstances, as Thomson Reuters may determine.

Amendments to the Circular

10. THIS COURT ORDERS that Thomson Reuters is authorized to make such amendments, revisions and/or supplements to the Circular as it may determine and the Circular, as so amended, revised and/or supplemented, shall be the Circular to be distributed in accordance with paragraph 12.

Adjournments and Postponements

11. THIS COURT ORDERS that Thomson Reuters, if it deems advisable, is authorized to adjourn or postpone the Meeting on one or more occasions, without the necessity of first convening the Meeting or first obtaining any vote of the Shareholders respecting the adjournment or postponement, and notice of any such adjournment or postponement shall be given by such method as Thomson Reuters may determine is appropriate in the circumstances. This provision shall not limit the authority of the Chair of the Meeting in respect of adjournments and postponements.

Notice of Meeting

12. THIS COURT ORDERS that, in order to effect notice of the Meeting, Thomson Reuters shall distribute the Circular (including the Notice of Application and this Interim Order), the Notice, the form of proxy, the Letter of Transmittal, and the Opt-Out Election and Certification Form, along with such amendments or additional documents as Thomson Reuters may determine are necessary or desirable and are not inconsistent with the terms of this Interim Order (collectively, the “Meeting Materials”) to Shareholders not later than twenty-one days prior to the Meeting as follows or in accordance with the Notice-and-Access procedures described in paragraphs 13 and 14:

(a)

to the registered Shareholders at the close of business on the Record Date, at least 21 days prior to the date of the Meeting, excluding the date of sending and the date of the Meeting, by one or more of the following methods:

(i)

by pre-paid ordinary or first class mail at the addresses of the Shareholders as they appear on the books and records of Thomson Reuters, or its registrar and transfer agent, at the close of business on the Record Date and if no address is shown therein, then the last address of the person known to the Corporate Secretary of Thomson Reuters;

(ii)	by delivery, in person or by recognized courier service or inter-office mail, to the address specified in (i) above; or

A181

Page D-2    Management Proxy Circular and Notice of Annual Meeting of Shareholders

A182

(iii)

by facsimile or electronic transmission (including, without limitation, by e-mail) to any Shareholder who either has previously requested electronic delivery of shareholder communications from the Company or otherwise requests such transmission in writing;

(b)

to non-registered Shareholders by providing sufficient copies of the Meeting Materials to intermediaries and registered nominees in a timely manner, in accordance with National Instrument 54-101 of the Canadian Securities Administrators (“NI 54-101”); and

(c)

to the respective directors and auditors of Thomson Reuters by delivery in person, by recognized courier service, by pre-paid ordinary or first class mail or, with the consent of the person, by facsimile or electronic transmission, at least 21 days prior to the date of the Meeting, excluding the date of sending and the date of the Meeting;

13. The Meeting Materials may instead be distributed to registered and non-registered Shareholders using Notice-and-Access, as follows:

(a)

Thomson Reuters will send a notice containing the information required by section 9.1.1 (1)(a) of National Instrument 51-102 of the Canadian Securities Administrators and section 2.7.1(1)(a) of NI 54-101 (the “Notice-and-Access Notice”), together with the form of proxy, to all registered Shareholders at least thirty days prior to the date of the Meeting, informing them that the Circular and proxy-related materials are available online and explaining how the Circular may be accessed;

(b)

Thomson Reuters will provide sufficient copies of the Notice-and-Access Notice to intermediaries and registered nominees in a timely manner, in accordance with NI 54-101, for distribution to non-registered Shareholders; and

(c)

instead of mailing the Circular and proxy-related materials to Shareholders, Thomson Reuters will post the Circular and proxy-related materials on its website at www.tr.com and on SEDAR at www.sedar.com.

14. Registered Shareholders and beneficial Shareholders will receive a paper copy of the Circular if they contact Thomson Reuters or its transfer agent after it is posted, in which case Thomson Reuters or its transfer agent will mail the Circular within three Business Days of any request, provided the request is made prior to the Meeting.

15. Compliance with paragraphs 12-14 shall constitute sufficient notice of the Meeting.

16. THIS COURT ORDERS that accidental failure or omission by Thomson Reuters to give notice of the Meeting or to distribute the Meeting Materials to any person entitled by this Interim Order to receive notice, or any failure or omission to give such notice as a result of events beyond the reasonable control of Thomson Reuters, or the non-receipt of such notice shall, subject to further order of this Court, not constitute a breach of this Interim Order nor shall it invalidate any resolution passed or proceedings taken at the Meeting. If any such failure or omission is brought to the attention of Thomson Reuters, it shall use its best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances.

17. THIS COURT ORDERS that Thomson Reuters is hereby authorized to make such amendments, revisions or supplements to the Meeting Materials, as Thomson Reuters may determine (“Additional Information”), and that notice of such Additional Information may, subject to paragraph 9, above, be distributed by press release, newspaper advertisement, prepaid ordinary mail, or by the method most reasonably practicable in the circumstances, as Thomson Reuters may determine.

18. THIS COURT ORDERS that distribution of the Meeting Materials pursuant to paragraph 12 of this Interim Order shall constitute notice of the Meeting and good and sufficient service of the within Application upon the persons described in paragraph 12, and that those persons are bound by any orders made on the within Application. Further, no other form of service of the Meeting Materials or any portion thereof need be made, or notice given or other material served in respect of these proceedings and/or the Meeting to such persons or to any other persons, except to the extent required by paragraph 9, above.

Solicitation and Revocation of Proxies

19. THIS COURT ORDERS that Thomson Reuters is authorized to use the Letter of Transmittal, proxies and Opt-Out Election and Certification form, substantially in the form of the drafts accompanying the Circular, with such amendments and additional information as Thomson Reuters may determine are necessary or desirable. Thomson Reuters is authorized, at its expense, to solicit proxies, directly or through its officers, directors or employees, and through such agents or representatives as they may

A182

Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders    Page D-3

A183

retain for that purpose, and by mail or such other forms of personal or electronic communication as it may determine. Thomson Reuters may waive generally, in its discretion, the time limits set out in the Circular for the deposit or revocation of proxies by Shareholders, if Thomson Reuters deems it advisable to do so.

20. THIS COURT ORDERS that Shareholders shall be entitled to revoke their proxies in accordance with the OBCA and the terms set out in the Circular. Any instruments in writing: (i) may be deposited at the registered office of Thomson Reuters as set out in the Circular; and (ii) any such instruments must be received by Thomson Reuters or its transfer agent not later than 5:00 p.m. on the second business day immediately before the Meeting (or no later than 48 hours before any adjournment or postponement thereof).

Voting

21. THIS COURT ORDERS that the only persons entitled to vote in person or by proxy on the Arrangement Resolution, or such other business as may be properly brought before the Meeting, shall be those persons who hold Shares as of the close of business on the Record Date. Illegible votes, spoiled votes, defective votes and abstentions shall be deemed to be votes not cast. Proxies that are properly signed and dated but which do not contain voting instructions shall be voted in favour of the Arrangement Resolution.

22. THIS COURT ORDERS that votes shall be taken at the Meeting on the basis of one vote per Share, and that in order for the Plan of Arrangement to be implemented, subject to further Order of this Court, the Arrangement Resolution must be passed, with or without variation, at the Meeting by at least 66 2⁄3% of the votes cast by holders of Shares present in person or represented by proxy at the Meeting. Such votes shall be sufficient to authorize Thomson Reuters to do all such acts and things as may be necessary or desirable to give effect to the Arrangement and the Plan of Arrangement on a basis consistent with what is provided for in the Circular without the necessity of any further approval by the Shareholders, subject only to final approval of the Arrangement by this Court.

23. THIS COURT ORDERS that in respect of matters properly brought before the Meeting pertaining to items of business affecting Thomson Reuters (other than in respect of the Arrangement Resolution), each holder is entitled to one vote for each Share held and the vote required to approve such business shall be the affirmative vote of a majority of the votes cast by holders of Shares present in person or by proxy at the Meeting.

Hearing of Application for Approval of the Arrangement

24. THIS COURT ORDERS that upon approval by the Shareholders of the Plan of Arrangement in the manner set forth in this Interim Order, Thomson Reuters may apply to this Court for final approval of the Arrangement.

25. THIS COURT ORDERS that distribution of the Notice of Application and the Interim Order in the Circular, when sent in accordance with paragraph 12, shall constitute good and sufficient service of the Notice of Application and this Interim Order and no other form of service need be effected and no other material need be served unless a Notice of Appearance is served in accordance with paragraph 23.

26. THIS COURT ORDERS that any Notice of Appearance served in response to the Notice of Application shall be served on the lawyers for Thomson Reuters as soon as reasonably practicable, and, in any event, no less than five days before the hearing of the within Application at the following address:

Andrew Gray and Colette Koopman

Torys LLP

79 Wellington Street West

Toronto, Ontario

M5K 1N2 Canada

email: agray@torys.com; ckoopman@torys.com

27. THIS COURT ORDERS that, subject to further order of this Court, the only persons entitled to appear and be heard at the hearing of the within Application shall be Thomson Reuters, and any person who has filed a Notice of Appearance herein in accordance with the Notice of Application, this Interim Order and the Rules of Civil Procedure.

A183

Page D-4    Management Proxy Circular and Notice of Annual Meeting of Shareholders

A184

28. THIS COURT ORDERS that any materials to be filed by Thomson Reuters in support of the within Application for final approval of the Arrangement may be filed up to the day prior to the hearing of the Application without further order of this Court.

29. THIS COURT ORDERS that in the event the within Application for final approval does not proceed on the date set forth in the Notice of Application, and is adjourned, only those persons who served and filed a Notice of Appearance in accordance with paragraph 23 shall be entitled to be given notice of the adjourned date.

Precedence

30. THIS COURT ORDERS that, to the extent of any inconsistency or discrepancy between this Interim Order and the terms of any instrument creating, governing or collateral to the Shares, or articles or by-laws of Thomson Reuters, this Interim Order shall govern.

Extra-Territorial Assistance

31. THIS COURT seeks and requests the aid and recognition of any court or any judicial, regulatory or administrative body in any province of Canada and any judicial, regulatory or administrative tribunal or other court constituted pursuant to the Parliament of Canada or the legislature of any province and any court or any judicial, regulatory or administrative body of the United States or other country to act in aid of and to assist this Court in carrying out the terms of this Interim Order.

Variance

32. THIS COURT ORDERS that Thomson Reuters shall be entitled to seek leave to vary this Interim Order upon such terms and upon the giving of such notice as this Court may direct.

A184

Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders    Page D-5

Appendix E – Notice of Application for Final Order

Electronically issued / Délivré par voie électronique : 05-Apr-2023 Toronto Superior Court of Justice / Cour supérieure de justice	Court File No./N° du dossier du greffe : CV-23-00697453-00CL

Commercial List Court File No. ONTARIO SUPERIOR COURT OF JUSTICE COMMERCIAL LIST

IN THE MATTER OF AN APPLICATION UNDER SECTION 182 OF THE BUSINESS CORPORATIONS ACT (ONTARIO), R.S.O. 1990, c. B. 16, AS AMENDED

AND IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT OF THOMSON REUTERS CORPORATION

THOMSON REUTERS CORPORATION

Applicant

NOTICE OF APPLICATION

TO THE RESPONDENTS

A LEGAL PROCEEDING HAS BEEN COMMENCED by the applicant. The claim made by the applicant appears on the following page.

THIS APPLICATION will come on for a hearing

☐ In writing

☐ In person

☐ By telephone conference

☒ By video conference

at the following location:

330 University Avenue, Toronto, Ontario, M5G 1R8

on a date to be set by a judge presiding over the Commercial List.

IF YOU WISH TO OPPOSE THIS APPLICATION, to receive notice of any step in the application or to be served with any documents in the application, you or an Ontario lawyer acting for you must forthwith prepare a notice of appearance in Form 38A prescribed by the Rules of Civil Procedure, serve it on the applicant’s lawyer or, where the applicant does not have a lawyer, serve it on the applicant, and file it, with proof of service, in this court office, all in accordance with the Interim Order, dated April 21, 2023, and you or your lawyer must appear at the hearing.

IF YOU WISH TO PRESENT AFFIDAVIT OR OTHER DOCUMENTARY EVIDENCE TO THE COURT OR TO EXAMINE OR CROSS-EXAMINE WITNESSES ON THE APPLICATION, you or your lawyer must, in addition to serving your notice of appearance, serve a copy of the evidence on the applicant’s lawyer or, where the applicant does not have a lawyer, serve it on the applicant, and file it, with proof of service, in the court office where the application is to be heard as soon as possible, but at least four days before the hearing.

Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders    Page E-1

Electronically issued / Délivré par voie électronique : 05-Apr-2023 Toronto Superior Court of Justice / Cour supérieure de justice	Court File No./N° du dossier du greffe : CV-23-00697453-00CL

IF YOU FAIL TO APPEAR AT THE HEARING, JUDGMENT MAY BE GIVEN IN YOUR ABSENCE AND WITHOUT FURTHER NOTICE TO YOU. IF YOU WISH TO OPPOSE THIS APPLICATION BUT ARE UNABLE TO PAY LEGAL FEES, LEGAL AID MAY BE AVAILABLE TO YOU BY CONTACTING A LOCAL LEGAL AID OFFICE.

Date	Issued by
Local Registrar
	Address of	Superior Court of Justice
	court office:	330 University Avenue, 9th Floor
Toronto, Ontario
M5G 1R7

TO:	HOLDERS OF COMMON SHARES OF
THOMSON REUTERS CORPORATION

Page E-2    Management Proxy Circular and Notice of Annual Meeting of Shareholders

Electronically issued / Délivré par voie électronique : 05-Apr-2023 Toronto Superior Court of Justice / Cour supérieure de justice	Court File No./N° du dossier du greffe : CV-23-00697453-00CL

APPLICATION

THE APPLICANT, THOMSON REUTERS CORPORATION (“THOMSON REUTERS”), MAKES APPLICATION FOR:

(a)

an interim order for advice and directions pursuant to section 182(5) of the Business Corporations Act (Ontario), R.S.O. 1990, c.B.1, as amended (“OBCA”) with respect to calling and conducting a special meeting (the “Meeting”) of the holders of the common shares (the “Shares”) of Thomson Reuters (the “Shareholders”) to consider, among other things, a plan of arrangement involving Thomson Reuters (the “Arrangement”);

(b)	an order pursuant to s. 182(5) of the OBCA approving the Arrangement;

(c)	such further and other relief as this Honourable Court may deem just.

THE GROUNDS OF THE APPLICATION ARE:

(a)	Thomson Reuters is incorporated under the OBCA and is headquartered in Toronto, Ontario;

(b)	the Arrangement is an “arrangement” within the meaning of s. 182(1) of the OBCA;

(c)

all preconditions to the Court’s approval of the Arrangement will have been satisfied prior to the hearing of the Application, including compliance with the terms of the OBCA and any Interim Order made by the Court;

(d)	this Application has been put forward in good faith for a bona fide business purpose;

(e)	the Arrangement is fair and reasonable;

(f)	section 182 of the OBCA;

(g)	rules 14.05(1), 14.05(2), 14.05(3)(f), 17.02 and 38 of the Rules of Civil Procedure; and

(h)	such further and other grounds as the lawyers may advise.

THE FOLLOWING DOCUMENTARY EVIDENCE WILL BE USED AT THE HEARING OF THE APPLICATION:

(a)	the Interim Order;

(b)	affidavit evidence, to be sworn;

(c)	supplementary affidavit evidence reporting, among other things, on the results of the Meeting; and

(d)	such further and other material as counsel may advise and this Honourable Court may permit.

April 4, 2023	TORYS LLP
Suite 3000
79 Wellington St. W.
Toronto, Ontario
M5K 1N2 Canada

Andrew Gray (LSO #: 46626V)
Tel: 416.865.7630
agray@torys.com

Colette Koopman (LSO #: 81804R)
Tel: 416.865.7393
ckoopman@torys.com

Lawyers for the Applicant,
Thomson Reuters Corporation

Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders    Page E-3

Electronically issued / Délivré par voie électronique : 05-Apr-2023 Toronto Superior Court of Justice / Cour supérieure de justice	Court File No./N° du dossier du greffe : CV-23-00697453-00CL

IN THE MATTER OF AN APPLICATION UNDER SECTION 182 OF THE BUSINESS CORPORATIONS ACT, R.S.O. 1990 c. B. 16, AS AMENDED	Commercial List Court File No.

AND IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT INVOLVING THOMSON REUTERS CORPORATION

THOMSON REUTERS CORPORATION

Applicant
ONTARIO
SUPERIOR COURT OF JUSTICE
COMMERCIAL LIST

Proceeding commenced at TORONTO
NOTICE OF APPLICATION

TORYS LLP
Suite 3000 79 Wellington St. W.
Toronto, Ontario
M5K 1N2 Canada

Andrew Gray (LSO #: 46626V)
Tel: 416.865.7630 agray@torys.com

Colette Koopman (LSO #: 81804R)
Tel: 416.865.7393 ckoopman@torys.com

Lawyers for the Applicant,
Thomson Reuters Corporation

Page E-4    Management Proxy Circular and Notice of Annual Meeting of Shareholders

Appendix F – Withdrawn Proposal

B.C. General Employees’ Union General Fund and B.C. General Employees’ Union Defence Fund of 4911 Canada Way, Burnaby, British Columbia V5G 3W3, Canada (BCGEU) submitted a proposal to our company for consideration at the annual and special meeting of shareholders. Following a constructive discussion with our company and based on our progress, ongoing work and commitments in this area, BCGEU agreed not to submit its proposal to a shareholder vote at the meeting. We agreed to include BCGEU’s proposal in this circular for informational purposes only. The proposal and related supporting statement are reproduced below in full in italics, along with our company’s response. This proposal is not a part of the formal business or agenda of the meeting.

Shareholder Proposal and Supporting Statement

Thomson Reuters (TRI) has faced controversy surrounding the use of its technology products, including the U.S. Immigration and Customs Enforcement (ICE) agency’s use of CLEAR®. Also, license plate readers, such as those incorporated into CLEAR®, could be used by law enforcement to track those seeking abortions or providing abortion care.123

In response to BCGEU’s 2022 shareholder proposal, TRI disclosed its alignment with the UN Guiding Principles on Business and Human Rights (UNGPs). TRI recently released a summary of its ESG materiality assessment and human rights impact assessment (HRIA). The summary fails to disclose any of the recommendations delivered by Article One, the consultancy which conducted the HRIA.

In response to BCGEU’s 2021 shareholder proposal, TRI pointed to its mechanisms to respect human rights:

Use of our investigative solutions by any Thomson Reuters customer must be in accordance with applicable laws, rules and, in relation to CLEAR, for certain specified permissible uses authorized by applicable regulations. We have implemented a robust compliance program that covers the customer lifecycle to ensure that only appropriate entities that have certified their permissible uses under applicable statutes have access to CLEAR. This program includes initial use and customer vetting, customer credentialing and validation, investigations of any allegations of misuse and ongoing education.

These procedures, which BCGEU confirmed in discussions with TRI in 2023, do not incorporate any application of the UNGPs and international human rights norms, and are instead focused on compliance with domestic law. Despite this, in its Human Rights Policy TRI claims it is committed to respecting all internationally recognized human rights, and that it conducts human rights due diligence in line with the UNGPs.4

A fundamental premise of the UNGPs is seeking compliance with standards beyond domestic law5:

The responsibility to respect human rights is not, however, limited to compliance with such domestic law provisions. It exists over and above legal compliance, constituting a global standard of expected conduct applicable to all businesses in all situations. It therefore also exists independently of an enterprise’s own commitment to human rights. It is reflected in soft law instruments such as the Guidelines for Multinational Enterprises of the Organisation for Economic Co-operation and Development (OECD). There can be legal, financial and reputational consequences if enterprises fail to meet the responsibility to respect.

In May 2020, Australia’s Rio Tinto complied with domestic law in destroying a 46,000-year-old Aboriginal site in Western Australia’s Juukan Gorge in order to expand an iron ore mine. Rio Tinto later admitted its failings, including non-compliance with the UNGPs. As stated in one article 6, “[t]he destruction was irreversible, but, incredibly, legal.”

RESOLVED: The Board evaluate it human rights due diligence procedures to determine whether compliance with “permissible use” of its products should be limited to compliance with domestic law, or whether, as required by the UN Guiding Principles on Business and Human Rights (UNGPs), such analysis be informed by international human rights norms such as the UNGPs.

[1]	https://www.wired.com/story/license-plate-reader-alpr-surveillance-abortion/
[2]	https://apnews.com/article/abortion-health -nashville-statutes-government-and-politicsc3ca03d813f99a7b34b40cd2f27e8518
[3]	https://www.washingtonpost.com/nation/2023/03/29/idaho-abortion-trafficking-biII-travel-gop/
[4]	https://www.thomsonreuters.com/content/dam/ewp-m/documents/thomsonreuters/en/pdf/social-impact/trhuman- rights-policy-final-2023.pdf
[5]	https://www.business-humanrights.org/en/big-issues/un-guiding-principles-on-business-human-rights/guidanceimplementation/

Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders    Page F-1

Thomson Reuters’ Response

Thomson Reuters takes its role as a responsible corporate citizen seriously and continues to strive for leadership, and not just compliance, in this space. The Company and the Thomson Reuters Board of Directors have evaluated our human rights due diligence procedures, and we have determined that our compliance aligns with the requirements of domestic and international laws, as well as the UN Guiding Principles of Business and Human Rights. We accomplish this through our written policies and procedures, corporate governance frameworks, internal advisory groups that further disseminate communications, and the advice and guidance received from external consultants and counsel.

In our engagement with BCGEU, we confirmed to the BCGEU how we have addressed the concerns raised in the shareholder proposal already by implementing the following:

●

Established policies and procedures that reinforce the company’s commitment to human rights, such as our Code of Business Conduct and Ethics, Supply Chain Ethical Code, supplier onboarding and due diligence processes and Modern Slavery Transparency Statement. In April 2023, Thomson Reuters released its Human Rights Policy, which underscores our commitment to human rights as well as our approach to managing human rights impacts.

●

Established corporate governance framework, with Board and management oversight of ESG, which includes oversight of human rights matters. In 2021, the Corporate Governance Committee of the Board took over ESG oversight and coordination amongst the Board’s four standing committees. You can find more information about ESG oversight by the Board and its committees on page 40 of this circular.

●

Alignment to the United Nations Guiding Principles on Business and Human Rights (UNGPs). In 2022, we announced that Thomson Reuters has aligned with the UN Guiding Principles on Business and Human Rights (UNGPs), which augments our longstanding commitment to the UN Global Compact, the U.N. Declaration on Human Rights and other international standards. Guiding Principle 15 of the UNGPs states that business enterprises should have in place “policies and processes appropriate to their size and circumstances, including…a human rights due diligence process to identify, prevent, mitigate and account for how they address their impacts on human rights”[6]. As part of our obligations to the UNGPs, we established a Human Rights Steering Committee, an essential governance structure of cross-functional leaders and experts who play a significant role in indoctrinating these principles and implementing a culture of human rights awareness across our enterprise. Our commitment to UNGPs and other standards extends to every area of our global business and applies to every market we operate in. In addition, as signatories to the United Nations Global Compact, we are committed to the Ten Principles and integrate responsible business practices on human rights, labor, environment, and anti-corruption in our global operations.

●

Commitment to Upholding the Thomson Reuters Trust Principles, which reflect our ethical values as an organization and our approach to doing business. With regard to the Thomson Reuters Trust Principles’ alignment to the UNGPs, our view continues to be that they are compatible with one another and that they successfully coexist. This view is also shared by the Thomson Reuters Founders Share Company, which has a duty to ensure, to the extent possible, that the Thomson Reuters Trust Principles are complied with.

●

Transparent ESG disclosure, including transparent disclosure regarding our approach to human rights. As noted in the “ESG” section of this circular, we published key findings of the global ESG materiality assessment and the human rights impact assessment (HRIA) that were completed in 2022. In accordance with our obligations under Guiding Principle 19 of the UNGPs, including in regards to appropriate actions in cases where a business enterprise causes or contributes to an adverse impact, we have begun to integrate the findings from our HRIA across relevant internal functions and processes and will continue to do so. We will continue to publish relevant updates on our work and progress in this space, including our annual Social Impact & ESG Report (which is posted annually on the Thomson Reuters website), Annual Report, Management Proxy Circular and through other public disclosures. We also plan to continue our dialogue with the shareholder proponent and other interested stakeholders on human rights and other important topics.

[6]	https://www.ohchr.org/sites/default/files/documents/publications/guidingprinciplesbusinesshr_en.pdf

Page F-2    Management Proxy Circular and Notice of Annual Meeting of Shareholders

We also confirmed to the BCGEU the following about how Thomson Reuters operationalizes the above, including the UNGPs, in its human rights due diligence procedures:

●

In evaluating the potential human rights impacts from the end-use of our technology products and services, we not only look to ensure customer compliance with domestic law, but we also consider international human rights laws norms and standards with our alignment to the UNGPs, the International Bill of Human Rights (comprising the Universal Declaration of Human Rights, the International Covenant on Civil and Political Rights and the International Covenant on Economic, Social and Cultural Rights), as well as the rights contained within the core International Labour Organization conventions, and the UN Global Compact.

●

There may be situations where an end-user’s use of our products, while in compliance with domestic law, may run counter to the previously enumerated international human rights laws norms and standards. In such a situation where a matter were to be raised alleging use of our products that has a human rights impact, the matter would be thoroughly investigated and actioned as appropriate, in line with our stated policies, procedures and principles, which include our obligations to the UNGPs.

Through these strategies, initiatives, and efforts, we believe that Thomson Reuters has a multifaceted approach that ensures respect for human rights is a consistent theme in the management of the company and the principles by which it operates.

Our Commitment to Human Rights

Thomson Reuters has long believed that all companies should consider potential human rights and broader Environmental, Social and Governance (ESG) implications as they relate to their operations. Focused on our company purpose – to Inform the Way Forward – and guided by our Code of Business Conduct and Ethics as well as the Thomson Reuters Trust Principles, we continually review best practices for identifying and mitigating these risks at our company. Our company is committed to upholding these high standards as applied to our employees, data subjects, end-users (customers), workers in our supply chain, and those in the communities in which we operate. Accordingly, we work to avoid infringing on human rights and mitigate adverse impacts that are directly linked to our operations, products, or services.

Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders    Page F-3

THOMSON REUTERS 333 Bay Street, Suite 300 Toronto, Ontario M5H 2R2 Canada tel: +1 647 480 7000 www.tr.com